As filed with the Securities and Exchange Commission on March 25, 2010

Registration No. 333-148151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 13

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Prometheus RxDx, Inc.

(Exact name of Registrant as

specified in its charter)

Delaware	2834	27-1519134
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9410 Carroll Park Drive

San Diego, CA 92121

(858) 824-0895

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph M. Limber

President and Chief Executive Officer

Prometheus RxDx, Inc.

9410 Carroll Park Drive San Diego, CA 92121

(858) 824-0895

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael W. Hall, Esq. Cheston J. Larson, Esq. Michael E. Sullivan, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	William Franzblau, Esq. Vice President, Legal Affairs Prometheus RxDx, Inc. 9410 Carroll Park Drive San Diego, CA 92121 (858) 824-0895	Mark K. Hyland, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, CA 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 25, 2010.

            Shares

Prometheus RxDx, Inc.

Common Stock

This is an initial public offering of shares of common stock of Prometheus RxDx, Inc.

Prometheus is offering              shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Prometheus will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $            . Application has been made for the listing of the common stock on the Nasdaq Global Select Market under the symbol “RXDX.”

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Prometheus	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Prometheus at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.	Credit Suisse

SunTrust Robinson Humphrey	Cowen and Company	Wedbush PacGrow Life Sciences

Prospectus dated                     , 2010.

Prospectus

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should carefully read the entire prospectus, including the consolidated financial statements of Prometheus Laboratories Inc. and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Prometheus,” “we,” “us” and “our” refer to Prometheus RxDx, Inc. and its subsidiaries, including Prometheus Laboratories Inc., and references to “diagnostic tests” or “diagnostic testing” refer to laboratory tests developed by us and laboratory tests developed by third parties and acquired by us that have either been cleared for use by the U.S. Food and Drug Administration, or FDA, or that we have validated for such use. Unless otherwise indicated, the information contained in this prospectus assumes the completion of the IPO reorganization as described below.

Prometheus RxDx, Inc.

Business Overview

Prometheus is committed to improving lives through the development and commercialization of novel pharmaceutical and diagnostic products that enable physicians to provide greater individualized patient care. We are primarily focused on the detection, diagnosis and treatment of disorders within the fields of gastroenterology and oncology. Our strategy includes the marketing and promotion of pharmaceutical products and complementary proprietary diagnostic testing services. By integrating therapeutics and diagnostics, we believe we can provide physicians with more targeted solutions to optimize care for their patients.

We believe our business model of offering pharmaceuticals combined with our diagnostic testing services differentiates us from other pharmaceutical, specialty pharmaceutical and diagnostic companies, and provides our sales force greater access to physicians. Leveraging this model, we believe we have established ourselves as a leader in the gastroenterology market, where our sales force, including approximately 130 sales representatives, sales managers and regional field trainers, has significant experience and technical knowledge of the market. We principally market our gastroenterology pharmaceutical and diagnostic products and services to the approximately 12,000 gastroenterologists in the United States, of whom approximately 83% prescribed our ENTOCORT® EC (budesonide) Capsules, LOTRONEX® (alosetron hydrochloride) Tablets or ordered at least one of our diagnostic testing services during 2009. We believe our sales success, access to physicians and proprietary diagnostic testing services may also provide us with an advantage in gaining access to or acquiring additional pharmaceutical and diagnostic products.

We are also applying our integrated therapeutics and diagnostics business model to the field of oncology. In October 2009, we began marketing three cancer diagnostic tests in the United States with a separate sales and marketing team, establishing our entry into the oncology market. Each of these tests—ProOnc TumorSourceDX™, ProOnc SquamousDX™ and ProOnc MesotheliomaDX™—is based on recently developed, highly sensitive microRNA technology. We acquired the right to sell these three tests in the United States from Rosetta Genomics Ltd. in April 2009. In December 2009, we acquired exclusive rights from Novartis Vaccines and Diagnostics, Inc., or Novartis, to distribute, promote and sell PROLEUKIN® (aldesleukin) for injection in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. Net sales of Proleukin were approximately $75 million in the United States in 2009. We have established a separate oncology sales force which includes approximately 45 sales representatives, sales managers and regional field trainers located throughout the United States. With the addition of Proleukin, combined with our three ProOnc diagnostic tests, we believe we are now well positioned to succeed in the oncology market.

We currently operate under two business segments: (1) the pharmaceutical products segment that markets and sells prescription drugs, and (2) the diagnostic testing services segment. Our aggregate net sales have grown from $138.9 million in 2005 to $341.5 million in 2009, representing a compounded annual growth rate, or CAGR, of 25.2%. During this same period, our aggregate net sales of pharmaceutical products grew from

$84.0 million to $256.8 million, representing a CAGR of 32.2%, and our aggregate net sales of diagnostic testing services grew from $55.0 million to $84.7 million, representing a CAGR of 11.4%. Growth in our pharmaceutical and diagnostic segments is due principally to the addition of Entocort EC in 2005, the addition of Lotronex beginning November 2007 and the introduction of new or improved diagnostic testing services. For the year ended 2005, we had net income of $23.5 million, which reflected the benefit of a $15.2 million tax valuation allowance reversal. Our net income increased to $32.1 million for the year ended 2009. This growth in net income is due primarily to the growth in aggregate net sales as well as management of our overall operating expenditures.

We expect to continue to grow through increased sales of our existing pharmaceutical products and diagnostic testing services and the development, licensing and acquisition of additional pharmaceuticals and diagnostic testing services. As we grow, we also expect to expand into additional areas that are consistent with our business model of offering pharmaceuticals complemented by proprietary diagnostics.

Gastroenterology Pharmaceutical Products

We market and promote Entocort EC, a glucocorticosteroid, which is currently the only FDA-approved drug indicated for the induction and maintenance of clinical remission in mild to moderate active Crohn’s disease involving the ileum and/or the ascending colon. Crohn’s disease is a chronic disorder that causes inflammation of the digestive or gastrointestinal tract. In January 2005, our sales force began promoting Entocort EC in the United States under an exclusive distribution agreement with AstraZeneca LP, or AstraZeneca, that expires December 31, 2010. Entocort EC is designed to release primarily in the ileum and/or the ascending colon, so that as little as 10% of the drug enters systemic circulation. Entocort EC can benefit patients by reducing the frequency of glucocorticosteroid-related side effects, such as acne and puffiness of the face, as compared to those patients taking prednisolone. Entocort EC prescriptions have increased approximately 105% between 2004, the year before we began selling the product, and 2009. In 2009, net sales from Entocort EC were $203.9 million, an increase of approximately 40.6% from 2008 net sales of $145.0 million and 84.0% from 2007 net sales of $110.8 million.

In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. Lotronex is the only prescription drug approved by the FDA for use in female patients with severe diarrhea-predominant irritable bowel syndrome, or IBS, who have chronic IBS symptoms, have had abnormalities of the gastrointestinal tract excluded and have not responded adequately to conventional therapy. Prior to our acquisition of Lotronex, GlaxoSmithKline voluntarily withdrew Lotronex from the market in 2000. The FDA approved a supplemental New Drug Application for Lotronex in 2002 with a more limited indication and it was subsequently re-introduced to the market. In order to reduce the potential for harmful side effects of Lotronex, the drug is subject to a special prescribing program designed to ensure that only doctors who have enrolled in the Prescribing Program for Lotronex™ write prescriptions for the drug. In connection with their enrollment into the prescribing program, the physicians must have an understanding of IBS and be familiar with the side effects and risks of Lotronex. In 2009, net sales of Lotronex were $30.4 million, an increase of approximately 20.6% from 2008 net sales of $25.2 million.

We also sell but do not promote a number of other branded drugs, including Imuran® for use as an adjunct for the prevention of rejection in kidney transplantation and the management of active rheumatoid arthritis, Helidac® Therapy for use together with an H2 antagonist for the eradication of Helicobacter pylori bacteria, the leading cause of peptic ulcers, and Ridaura® for the management of rheumatoid arthritis for patients who have not responded adequately to one or more non-steroidal anti-inflammatory drugs. Through a third-party distributor, we also sell a generic formulation of mercaptopurine, which is approved as a maintenance therapy for acute lymphatic leukemia as part of a combination regimen. Although not approved or promoted for gastrointestinal diseases, Imuran and mercaptopurine are often prescribed by physicians for such use. Our aggregate net sales from our non-promoted pharmaceutical products were $22.5 million in 2009, a decrease from net sales of $30.3 million and $25.8 million in 2007 and 2008, respectively.

Gastroenterology Diagnostic Testing Services

Our diagnostic testing services include specific immunoassays to detect and differentiate diseases, pharmacogenetic testing and drug metabolite monitoring. Our tests can help physicians to detect and differentiate inflammatory bowel disease, or IBD, from other bowel disorders and to differentiate Crohn’s disease from ulcerative colitis, the two main types of IBD. In addition, we offer tests that assist physicians in using and monitoring thiopurine drugs and the detection, diagnosis or treatment of celiac disease, lactose intolerance and other related disorders. We currently perform all gastroenterology diagnostic testing services in our laboratory located in San Diego, California, which is certified for highly-complex testing under the Clinical Laboratory Improvement Amendments of 1988, or CLIA.

We believe our PROMETHEUS® IBD Serology 7 is the most comprehensive IBD diagnostic testing service available to help physicians detect and differentiate IBD from other disorders that have similar symptoms such as IBS, celiac disease and lactose intolerance. In addition, this product helps physicians differentiate Crohn’s disease from ulcerative colitis with an overall predictive accuracy of 76% based on validation studies. IBD Serology 7 includes seven tests, three of which are proprietary, and a proprietary algorithm. While there are other laboratories offering IBD tests, we do not believe they are as comprehensive as our IBD Serology 7 product. We provide a diagnostic prediction on every test and prognostic information that may help guide treatment decisions.

Our tests for thiopurine management provide information that helps physicians better manage therapeutic treatment, achieve better clinical outcomes and lower the potential for toxicity when prescribing thiopurine drugs, including azathioprine and mercaptopurine. As with many drugs, the effectiveness and side effects associated with thiopurines vary from person to person due to each person’s ability to metabolize or process thiopurines. For most, metabolizing thiopurines does not pose any health risk; however, a very small percentage of patients, approximately 0.3%, have almost no ability to metabolize these drugs. Failure to metabolize thiopurines can lead to drug accumulation in the body and result in liver toxicity and potentially death.

We offer three celiac diagnostic tests to physicians, including antibody tests, a celiac genetics test and a panel that combines both the antibody and genetic tests. Celiac disease is an autoimmune digestive disorder that damages the small intestine, interfering with the absorption of nutrients from our diet. We believe our Celiac Serology, a panel of celiac antibody tests, is one of the few five-analyte serology panels currently being offered. It is designed to help physicians make a more accurate diagnosis. Celiac Genetics, our genetics test, is the only test that provides risk stratification to identify the relative risk of developing celiac disease for those patients that test positive and also aids in lifelong celiac disease rule-out for those that do not carry the genes. Both the serology and genetics tests are also offered together in our Celiac PLUS test panel. In June 2009, we began offering MyCeliacID, a saliva-based, do it yourself genetic test based on the same technology as our Celiac Genetics test. MyCeliacID is available online. After a request is made online, a licensed physician orders the test and reviews the laboratory results prior to release to the patient.

In 2008, we launched PROMETHEUS® IBS Diagnostic, the first blood-based biomarker test to help physicians diagnose IBS. According to the National Institute of Diabetes and Digestive and Kidney Diseases, or NIDDK, in 2007, almost 60 million, or 20%, of the U.S. population had symptoms of IBS. Our IBS test incorporates ten biomarkers, two of which are proprietary, and a proprietary algorithm to help physicians clarify other clinical findings. We believe our IBS diagnostic test will help physicians differentiate between patients with IBS and other conditions with similar symptoms.

Oncology Pharmaceutical Products

In December 2009, we acquired exclusive rights from Novartis to distribute, promote and sell Proleukin in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. In addition, we have an option to amend this distribution and promotion agreement to include the rest of the world upon meeting certain preconditions demonstrating our ability to distribute Proleukin in specified countries. Proleukin is a recombinant human interleukin-2 for treatment in adults with metastatic melanoma and metastatic renal cell carcinoma. Proleukin therapy is a form of immunotherapy that uses the body’s natural immune system to fight cancer. Proleukin has been used for more than ten years in the treatment of metastatic melanoma, the most aggressive type of skin cancer, and more than 15 years in the treatment of metastatic renal cell carcinoma, the most common type of kidney cancer in adults. Studies have demonstrated that Proleukin therapy offers the possibility of a complete and long-lasting response in these diseases in a small percentage of patients. Net sales for Proleukin were approximately $75 million in the United States in 2009. We began selling Proleukin in February 2010.

Oncology Diagnostic Testing Services

In October 2009, we began marketing three oncology diagnostic tests in the United States: ProOnc TumorSourceDX, ProOnc SquamousDX and ProOnc MesotheliomaDX. Each test is based on recently developed, highly sensitive microRNA technology. MicroRNAs are small, non-coding sequences of RNA that are critically important in many biological and pathological processes. We acquired exclusive rights to sell the three tests in the United States through our collaboration with Rosetta Genomics in April 2009.

ProOnc TumorSourceDX helps identify the tissue-of-origin of a metastatic tumor. The test identifies 25 different tumor types, including colon, liver, brain, breast, kidney, lung, ovary, pancreas, prostate and testis, and measures the expression level of 48 microRNA biomarkers. ProOnc TumorSourceDX uses a proprietary classifier to assign a likely primary site to the cancer sample based on the microRNA expression in the tumor.

ProOnc SquamousDX helps classify non-small cell lung carcinoma tumors into two histological groups: cancers of squamous histology and non-squamous cancers. The test measures the expression level of a squamous microRNA biomarker to differentiate patients that have squamous cell carcinoma of the lung from patients that have non-squamous non-small cell lung cancer.

ProOnc MesotheliomaDX is a molecular diagnostic test that uses microRNA to help differentiate malignant pleural mesothelioma from peripheral adenocarcinoma of the lung and metastatic carcinomas involving the lung and pleura. The test may assist physicians in ruling out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

These three tests are currently performed by Rosetta Genomics in its CLIA-certified laboratory in Philadelphia, Pennsylvania.

We are also developing diagnostic tests that may be used in conjunction with certain cancer therapies. We expect that these proprietary diagnostics will be aimed at selecting and evaluating the efficacy of drugs both during their development and following approval during their use in the treatment of cancer. Specifically, we believe our technology may enable oncologists to monitor drug effectiveness in inhibiting specific disease pathways that are believed to play a role in cancer for new patients as well as in patients already undergoing therapy. To date, we have demonstrated that our technology can successfully detect the activation of certain key cancer pathways. We are in the process of implementing multiple studies in a clinical setting with an initial focus on metastatic breast cancer. We have received New York State approval and anticipate commercial launch in the United States of our first metastatic breast cancer diagnostic test service upon completion of selected ongoing clinical studies.

In March 2010, we entered into a non-exclusive collaboration with Bayer Schering Pharma AG, or Bayer, pursuant to which we will use our oncology diagnostic platform to develop tests specifically tailored to oncology pharmaceutical compounds Bayer has under development. However, there can be no assurance we will be successful in developing or commercializing any tests resulting from our oncology diagnostic platform.

Our Competitive Strengths

We believe that we bring the following competitive advantages or strengths to the markets and customers we serve:

•

Differentiated, Physician-Focused Business Model - Our business model of offering pharmaceutical products combined with complementary diagnostic testing services differentiates us from most other pharmaceutical, specialty pharmaceutical and diagnostic companies. We believe it creates a different value proposition for the physician as compared to a traditional pharmaceutical sales call.

•

A Leader in Commercializing Diagnostic Technologies - We believe we are a technological leader in helping to develop and commercialize diagnostic testing services. We have developed and commercialized a number of new diagnostics designed to help gastroenterologists and believe we are well positioned to maintain and build a leading position in developing or acquiring access to new technologies related to gastroenterology and oncology, respectively.

•

Highly-Trained and Effective Sales Force - Unlike many pharmaceutical sales forces that are trained only to understand the mechanism of action, side effects and comparative benefits of the pharmaceutical products they market, our sales representatives are also trained to understand how our diagnostic testing services relate to diseases. We believe this creates a more collaborative and science-based interaction with physicians resulting in longer sales calls with, and greater access to, physicians.

•

Facilitating a More Individualized Approach to Patient Care - Individual patients may respond differently to medications and the same disease can vary significantly from patient to patient. Our diagnostic tests identify individual patient and disease differences at a molecular or genetic level, including tests for measuring or identifying variations in genes, proteins or metabolites. These diagnostics, in conjunction with a patient’s symptoms, medical history, lifestyle and other health conditions, allow physicians to more effectively tailor treatment to the individual patient. We believe our science-based approach enables more individualized patient care and can help physicians determine the optimal management and treatment of challenging diseases.

•

Management Team with Proven Track Record - Our senior management has an average of over 20 years experience in the healthcare industry. Under our current management, we have built a strong financial foundation. We believe our strong financial condition, coupled with the experience and proven track record of our senior management team, positions us well to capitalize on additional opportunities. In addition, our team has executed our product acquisition and in-licensing strategy by acquiring rights to Entocort EC, Lotronex, Proleukin and microRNA oncology diagnostics within the last six years.

Our Strategy for Growth

Our strategy for growth is focused on leveraging our differentiated business model to acquire, develop and commercialize proprietary pharmaceutical products and complementary highly complex diagnostic testing services in the United States. We intend to leverage our sales force and the relationships our sales force has created with physicians to market and sell these additional products and services. In addition to capitalizing on our current strengths, we intend to pursue growth by:

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expanding our access to marketed proprietary pharmaceutical products or products in later-stage development through acquisitions, licensing or distribution agreements, co-promotion or co-marketing agreements or strategic mergers or acquisitions;

•	adding diagnostic testing services and new technologies through collaborations, internal development programs, in-licensing or acquisitions that complement our products and sales strategy;

•

increasing the market penetration of our existing products and services through product enhancements, targeted promotion and by educating physicians and payors as to the clinical and cost benefits of our products and services; and

•	carefully expanding into additional therapeutic areas that are consistent with our business model.

While our focus has been on gastroenterology products and diagnostic services in the United States, we are expanding into oncology and may carefully expand into other therapeutic areas as well. In June 2009, we began offering MyCeliacID in the United States, Mexico and Canada via the internet. We may also consider expanding therapeutics and diagnostics services outside the United States in the future.

Risk Factors

Our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 13:

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Our revenues and financial results depend significantly on a limited product line, including our leading pharmaceutical product, Entocort EC, our recently acquired oncology pharmaceutical product, Proleukin, and our three leading diagnostic product groups, IBD Serology 7, thiopurine management and celiac tests and our recently acquired microRNA oncology diagnostic test services. Factors adversely affecting the pricing of, or demand for, these products would have a material adverse effect on our business.

•

Our exclusive right to promote Entocort EC in the United States expires at the end of 2010, and we cannot assure you that our rights to promote Entocort EC will be extended beyond the end of 2010 or that the distribution agreement pursuant to which we have the exclusive right to promote Entocort EC will not terminate earlier due to a change in control or otherwise.

•

In the first half of 2008, Barr Laboratories, Inc. and Barr Pharmaceuticals, Inc., or Barr, which was acquired by Teva Pharmaceutical Industries Ltd. in December 2008, and Mylan Pharmaceuticals Inc., or Mylan, each submitted an Abbreviated New Drug Application, or ANDA, to the FDA containing a Paragraph IV patent certification for Entocort EC. These ANDA filings indicate that Barr and Mylan intend to market a “generic equivalent” of Entocort EC prior to the expiration of one or both of the patents covering the product. If a generic version of Entocort EC is launched while we have the right to distribute and market Entocort EC, it could adversely affect our ability to successfully execute our business strategy to maximize the value of Entocort EC and would likely negatively impact our financial condition and results of operations.

•	We may be unable to successfully commercialize Lotronex as planned and we may be unable to secure an adequate long-term supply of Lotronex to meet market demand.

•

We may be unable to successfully integrate and commercialize Proleukin as planned and we may be unable to maintain a supply of Proleukin to meet market demand after our existing inventory of the product is sold or expires.

•	We may be unable to successfully commercialize our three recently acquired oncology diagnostics as planned.

•

The inability to expand our business through strategic product, technology or company acquisitions or licenses, or the inability to integrate new products or technologies, may cause our competitive position in the specialty pharmaceutical and diagnostic industries to suffer.

•

Our future growth depends, in part, on our ability to develop proprietary diagnostic products and our ability to commercialize any of the products we develop, and these development or commercialization efforts may fail.

•

Continuing and increased regulation by the Department of Health and Human Services, including the FDA and the Centers for Medicare and Medicaid Services, or other government regulatory bodies regulating drugs and laboratory-developed tests, analyte-specific reagents or genetic testing could lead to increased costs and delays in introducing new products and may subject our currently available products to increased regulatory scrutiny, which may result in increased costs or withdrawal from the market.

•

If we lose or are unable to secure collaborators or partners, or if our collaborators or partners do not apply adequate resources to their relationships with us, our product development and potential for profitability will suffer.

Corporate Information

We are a Delaware corporation that was incorporated in June 2009 and currently a wholly owned subsidiary of Prometheus Laboratories Inc., which was incorporated in California in December 1995. We were formed to implement a holding company structure as a result of which we will become a holding company for Prometheus Laboratories Inc. after the completion of the IPO reorganization, as more fully described below. Our principal executive offices are located at 9410 Carroll Park Drive, San Diego, California 92121, and our telephone number is (858) 824-0895. Our website address is http://www.prometheuslabs.com. The information on, or accessible through, our website is not part of this prospectus.

Trademarks and Trade Names

We own or have rights to use certain trademarks or trade names in conjunction with the operation of our business including, without limitation, ENTOCORT®, LOTRONEX®, the Lotronex design mark, the Prescribing Program for Lotronex™, PROLEUKIN®, PROLEUKIN and the swirl design, COLAL-PRED®, COLALPRED®, COLAL®, Helidac®, Imuran®, PROMETHEUS®, Ridaura®, Trandate®, Zyloprim®, LactoTYPE®, FIBROSpect®, BreathTek™, MyCeliacID™, ProOnc TumorSourceDX™, ProOnc SquamousDX™, ProOnc MesotheliomaDX™, ProOnc™, TumorSource™, “for the person in every patient®,” “practice to practice® ,” “get help going where you want to go with Lotronex™,” “help your patients get where they want to go with Lotronex™,” “From information to insight®,” the MyCeliacID design mark and our interlink logo design.

THE OFFERING

Common stock offered by us	shares (or shares, if the underwriters exercise their option to purchase additional shares in full)

Common stock offered by the selling stockholders	shares

Total offering	shares (or shares, if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding after the offering	shares

Proposed Nasdaq Global Select Market symbol	RXDX

Use of proceeds	As described in “Use of Proceeds,” we intend to use the net proceeds of this offering for working capital purposes and for other general corporate purposes, including to finance in-licensing and acquisition opportunities, research and development for new products, sales and marketing activities and capital expenditures. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend Policy	Following the consummation of the offering, we do not expect to pay any dividends on our common stock for the foreseeable future.

Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

The number of shares of common stock shown to be outstanding after the offering is based on the number of shares of common stock outstanding as of December 31, 2009. This number does not include:

•

9,375,429 shares of common stock reserved for future issuance upon the exercise of stock options outstanding under our 2000 Equity Incentive Award Plan, at a weighted average exercise price of $4.51 per share;

•	2,400,000 shares of common stock initially reserved for future issuance under our 2009 Equity Incentive Award Plan;

•

600,000 shares of common stock initially reserved for future issuance under our 2009 Employee Stock Purchase Plan, which will become effective, subject to our Board of Directors’ discretion as to when and if to implement such plan, on the day prior to the date on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act; and

•	439,371 shares of common stock reserved for future issuance upon the exercise of outstanding warrants at a weighted average exercise price of $1.75 per share.

Except as otherwise indicated, all information in this prospectus assumes:

•	that our shares of common stock will be sold at $ per share, which is the midpoint of the range set forth on the cover of this prospectus;

•	no exercise by the underwriters of their option to purchase up to additional shares from us;

•

the automatic conversion of all outstanding shares of the preferred stock of Prometheus Laboratories Inc. into 35,415,856 shares of common stock at the close of business on the day immediately preceding the completion of this offering;

•	the consummation of the IPO reorganization described below;

•	no outstanding options have been exercised since December 31, 2009; and

•	no outstanding warrants have been exercised or repurchased since December 31, 2009.

IPO Reorganization

We were incorporated in Delaware in June 2009 and are a wholly-owned subsidiary of Prometheus Laboratories Inc. We do not have any operations. Prometheus Laboratories Inc. is undertaking a reorganization in connection with this offering as a result of which we will become a holding company for Prometheus Laboratories Holdings, Inc., which will in turn will be a holding company for Prometheus Laboratories Inc. Following the automatic conversion of Prometheus Laboratories Inc.’s preferred stock into shares of its common stock at the close of business on the day immediately prior to the completion of this offering and prior to the completion of this offering, Prometheus Laboratories Inc. will be merged with our recently formed subsidiary, Prometheus California Inc., with Prometheus Laboratories Inc. surviving the merger and continuing as our operating subsidiary. At the effective time of the merger, outstanding shares of the common stock of Prometheus Laboratories Inc. will be converted into the right to receive shares of our common stock on a one-for-one basis. In addition, we will assume the equity plans of Prometheus Laboratories Inc., the options and rights granted thereunder, as well as any outstanding warrants previously granted to purchase shares of the capital stock of Prometheus Laboratories Inc., all on a one-for-one basis and on the same terms and conditions. See “Certain Relationships and Related Party Transactions—IPO Reorganization.”

Our ownership and corporate structure upon completion of the reorganization and this offering will be as set forth in the following chart:

SUMMARY FINANCIAL DATA

The following table provides a summary of our consolidated financial data for the periods indicated. The summary historical consolidated financial data for each of the fiscal years ended December 31, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements of Prometheus Laboratories Inc., which are included elsewhere in this prospectus. This prospectus does not include financial statements of Prometheus RxDx, Inc. or Prometheus Laboratories Holdings, Inc. because each has only been formed recently for the purpose of effecting the IPO reorganization and, until the consummation of the IPO reorganization, will hold no material assets and will not engage in any operations. You should read this information together with the consolidated financial statements of Prometheus Laboratories Inc. and related notes, “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—IPO Reorganization” included elsewhere in this prospectus.

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except per share data)
Consolidated Statement of Income:
Net sales:
Pharmaceutical products(1)(2)	$143,655	$195,985	$256,777
Diagnostic testing services	77,285	82,073	84,726

Total net sales	220,940	278,058	341,503

Operating expenses:
Cost of sales (excludes amortization of acquired product rights)	87,306	113,601	155,691
Selling, general and administrative	60,985	81,626	87,419
Research and development	13,024	14,628	21,787
Amortization of acquired product rights	3,255	12,057	13,568

Total operating expenses	164,570	221,912	278,465

Income from operations	56,370	56,146	63,038
Interest income	4,316	1,655	480
Interest income (expense)—warrants(3)	(31,085)	5,602	—
Interest expense—other	(3,120)	(3,691)	(3,244)
Other income (expense), net	130	553	(2,240)

Income before income taxes	$26,611	$60,265	$58,034

Net income	$4,318	$37,225	$32,092

Net income per common share(4):
Basic	$—	$0.69	$0.61
Diluted	$—	$0.44	$0.44
Shares used to compute net income per common share(4):
Basic	10,004	9,542	9,041
Diluted	10,004	14,966	12,493
Pro forma net income per common share(4):
Basic			$0.72
Diluted			$0.67
Shares used to compute pro forma net income per common share(4):
Basic			44,457
Diluted			47,909

Other Data:
Depreciation and amortization	$5,643	$14,209	$16,560
Capital expenditures	$1,043	$1,432	$7,611

The following table presents a summary of our balance sheet as of December 31, 2009 on an actual basis and on a pro forma as adjusted basis assuming:

•

the automatic conversion of all outstanding shares of the preferred stock of Prometheus Laboratories Inc. into 35,415,856 shares of common stock at the close of business on the day immediately preceding the completion of this offering;

•	the consummation of the IPO reorganization described elsewhere in this prospectus; and

•

the issuance and sale by us of              shares of common stock in this offering and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, and the application of 50% of the net proceeds of this offering as a mandatory prepayment on the outstanding principal balance of our borrowings under our credit agreement.

The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections entitled “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—IPO Reorganization” and the consolidated financial statements of Prometheus Laboratories Inc. and the related notes appearing elsewhere in this prospectus.

	December 31, 2009
	Actual	Pro Forma as Adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$61,904	$
Working capital(5)	49,039
Total assets	504,863
Total long-term debt, less current portion	178,500
Total shareholders’ equity	208,144

(1)

We entered into an exclusive agreement with AstraZeneca for the marketing, sale and distribution of ENTOCORT® EC (budesonide) Capsules in the United States beginning January 1, 2005. Entocort EC sales are included in our results of operations since that date. In November 2007, we began selling LOTRONEX® (alosetron hydrochloride) Tablets in the United States under a distribution agreement with GlaxoSmithKline. In January 2008, we acquired Lotronex from GlaxoSmithKline and paid $80.0 million and issued 1,250,000 shares of Prometheus Laboratories Inc. common stock to GlaxoSmithKline. We also launched a generic mercaptopurine product through a third-party distributor in February 2004. See Notes 1 and 2 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(2)	The year ended December 31, 2009 reflects $3.7 million of allowances for managed care rebates related to the Department of Defense Tricare Retail Pharmacy program pursuant to a final rule that became effective on May 26, 2009 ($1.8 million relates to sales made during 2008 and $1.9 million relates to sales made during 2009). See Note 1 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(3)	Reflects the accretion or reversal of accretion of the redeemable warrants to their estimated fair value. See Note 9 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(4)	See Note 1 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus for an explanation of the net income and shares used in computing net income per share.

(5)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our revenues and financial results depend significantly on a limited product line.

ENTOCORT® EC (budesonide) Capsules, our leading pharmaceutical product, accounted for approximately 60% of our net sales in the year ended December 31, 2009. In addition, approximately 25% of our net sales in the year ended December 31, 2009, were derived from our three leading diagnostic product groups, PROMETHEUS® IBD Serology 7 for the diagnosis and stratification of inflammatory bowel disease, or IBD, and our thiopurine management and celiac disease testing products. Additionally, we expect our recently acquired oncology therapeutic, PROLEUKIN® (aldesleukin) for injection, to represent a leading product in the future. Although we have other products and intend to introduce additional products in the future, we expect sales of these key products to continue to account for a substantial portion of our near-term revenue. Because our business is highly dependent on these products and on the gastrointestinal disease and disorder market and the oncology market, factors adversely affecting the pricing of, or demand for, these products would have a material and adverse effect on our business and could cause the value of our stock to decline substantially. In addition, market acceptance of our products is dependent upon acceptance of our products by gastroenterologists and oncologists, who comprise a relatively small number of physicians within these medical fields. Further, we cannot ensure the continued availability of Entocort EC in commercial quantities at acceptable costs, nor can we assure the availability of our leading diagnostic tests at acceptable costs.

Our exclusive right to promote Entocort EC expires at the end of 2010.

Pursuant to our distribution agreement with AstraZeneca LP, or AstraZeneca, we have the exclusive right to promote, distribute, market and sell Entocort EC, our leading pharmaceutical product, in the United States. Our right to promote Entocort EC under the distribution agreement terminates on December 31, 2010. In addition, upon the occurrence of a change in control of our company or in the event of a material uncured breach of the distribution agreement by us, AstraZeneca has the option to terminate the distribution agreement. Under the distribution agreement, a change in control will be deemed to have occurred if: (1) any person or entity (including persons acting as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such as a syndicate or group), other than one who owned stock as of the effective date of the distribution agreement, becomes the beneficial owner of 50% or more of our outstanding capital stock; (2) we liquidate, dissolve or wind-up our business, or merge, consolidate, reorganize or enter into a similar transaction where our outstanding voting securities prior to the transaction represent after the transaction is less than 50% of our voting power or the voting power of the entity that survives the transaction; or (3) after our initial public offering, any person or entity, other than one who owned stock as of the effective date of the distribution agreement, acquires 19.9% or more of the voting power of our outstanding capital stock. Termination of our right to promote Entocort EC will adversely affect our operating results and would cause our business to suffer.

If we cannot implement our strategy to expand our business through strategic product, technology or company acquisitions or licenses, our competitive position and our business may suffer.

We have historically increased our sales and net income through strategic acquisitions or licenses of pharmaceutical and diagnostic products and the development of proprietary diagnostic products. Our strategy is, in part, focused on increasing sales and enhancing our competitive standing through the acquisition of products, technologies or companies or in-licensing additional products or technologies in order to complement our business and enable us to promote and sell new products and services. Since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing or in-licensing products from other companies.

Other companies, many of which have substantially greater financial, marketing and sales resources than we do, compete with us for the acquisition of products, technologies and companies and the in-license of products and technologies. We may not be able to in-license or acquire rights to additional pharmaceutical products, diagnostic technologies or companies on acceptable terms, or at all, or may not be able to obtain future financing for acquisitions or licenses on acceptable terms, or at all. For example, as a result of recent volatility in the capital markets, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Future turbulence in the U.S. and international markets and economic difficulties may adversely affect our ability to obtain additional financing on terms acceptable to us, or at all. If such market conditions exist, they may limit our ability to obtain financing for acquisitions or licenses. The inability to effect in-licenses or acquisitions of additional products, technologies or companies could limit the overall growth of our business and adversely affect our business, financial condition and results of operations.

Furthermore, even if we obtain additional rights to pharmaceutical products or diagnostic technologies, or if we acquire a company, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. For example, our marketing strategy, distribution channels and levels of competition with respect to acquired products or technologies may be different than those of our current pharmaceutical products or diagnostic technologies, limiting our ability to compete favorably in those product categories.

Our future growth depends, in part, on our ability to develop proprietary diagnostic products and we may be unable to commercialize any of the products we develop internally.

Our future growth will depend, in part, on our ability to develop, obtain regulatory approval for and commercialize proprietary diagnostic products that we develop internally and through scientific collaborations, including through our non-exclusive collaboration with Bayer Schering Pharma AG, or Bayer. For example, we are developing diagnostic tests that may be used in conjunction with certain cancer therapies. We also intend to collaborate on the development of new gastroenterology tests based on microRNAs. MicroRNAs are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. The development process involves a high degree of risk and may take several years. In addition, the scientific evidence to support the feasibility of developing diagnostic tests based on microRNAs is both preliminary and limited and key participants in the diagnostic marketplaces, such as physicians, patients and third-party payors, may not accept a microRNA-based approach. We cannot be sure that we will be successful, especially as we enter into markets beyond gastroenterology. Internally-developed products or technologies may not result in commercial products and we may abandon development of a product candidate at any time. We may have to make significant investments in development, marketing and selling any diagnostic product candidate. Our diagnostic product development or commercialization efforts may fail for many reasons which would affect our results of operations and financial condition.

Risks associated with integrating acquisitions or internally developing products could disrupt our business.

As part of our business strategy, we will consider and, as appropriate, make acquisitions of technologies, products and businesses and, in addition, may internally develop proprietary diagnostic products. In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline and in 2009 we acquired the rights to sell three oncology diagnostics in the United States and Proleukin in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. Acquisitions, and to a lesser extent, internally-developed products or technologies, typically entail many risks, and acquisitions could result in difficulties integrating the operations, personnel, technologies and products of the companies acquired, some of which may result in significant charges to earnings. Our ability to manage our acquisitions and internally-developed products or technologies will require us to continue to implement and improve our operational, financial and management information systems and to motivate and effectively manage an increasing number of employees. In connection with acquisitions, we could experience disruption in our business or employee base, or key employees of companies that we acquire may seek employment elsewhere, including with our competitors. Furthermore, the products of companies we acquire or products we develop internally may overlap with our existing products or those of our customers, creating conflicts with existing relationships or with other commitments that are detrimental to the integrated businesses. If we are unable to successfully integrate our acquisitions and internally-developed products or technologies with our existing business, we may not obtain the advantages that the acquisitions or developments were intended to create, which may materially adversely affect our business, results of operations, financial condition and cash flows, our ability to develop and introduce additional new products and the market price of our stock. We have never acquired a company before and therefore have no experience in integrating a company into our business.

If we are unable to achieve the desired revenues from one or more of our acquisitions, we may consider the disposition of one or more product lines. We may not be able to consummate any divestiture at a fair market price. We may also be unable to reinvest the proceeds from any disposition to produce the same level of operating profit as the divested product lines or to generate a commensurate rate of return on the amount of our investment.

Lotronex was temporarily withdrawn from the market due to serious toxicity and has been the subject of substantial litigation. If additional litigation occurs with respect to Lotronex or if the FDA takes negative regulatory action against Lotronex, our reputation, financial position and results of operations may suffer.

Lotronex has been linked to reports of ischemic colitis and severe constipation. Ischemic colitis is a condition in which reduced blood flow to the intestines causes injury to the colon and can lead to hospitalization, and in rare cases, blood transfusions, surgery and death. GlaxoSmithKline voluntarily withdrew Lotronex from the market in 2000 after failing to reach agreement with the FDA on how to best manage risks associated with the product. The FDA approved a supplemental New Drug Application, or sNDA, for Lotronex in 2002 with a more limited indication, and Lotronex is now approved to treat only women with severe cases of irritable bowel syndrome, or IBS, involving diarrhea and whose symptoms have not been improved satisfactorily by other treatments. This approval is subject to limited distribution and the potential for expedited withdrawal by the FDA under Subpart H of the FDA’s New Drug Application, or NDA, regulations. In addition, Lotronex has been the subject of a number of lawsuits against GlaxoSmithKline, principally based on an alleged failure to adequately warn patients of potentially harmful side effects. GlaxoSmithKline has advised us that all of these lawsuits have been resolved with the exception of three which GSK believes will be dismissed. Although Lotronex was re-introduced to the market in 2002, it still carries the risk of harmful side effects. Although we are only liable for claims relating to Lotronex arising after our acquisition of the product, patients treated with Lotronex who suffer from side effects may resort to litigation against us, which may be costly and time-consuming and may result in damage to our reputation, financial position and results of operations. To date, no such claims relating to Lotronex have been filed against us.

We may be unable to secure an adequate supply of LOTRONEX® (alosetron hydrochloride) Tablets to meet market demand.

In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. GlaxoSmithKline agreed to supply us with Lotronex for a period of two years after the completion of the acquisition, subject to our right to renew the term for additional one-year periods upon advance notice given six months prior to the end of the then-current term, although the supply price would increase should we seek to renew the supply agreement for more than one additional one-year period. In December 2009, we amended our supply agreement with GlaxoSmithKline to extend the term of the agreement until January 4, 2011. Notwithstanding our right to renew the supply agreement for additional one-year periods, GlaxoSmithKline may terminate the supply agreement (1) upon notice to us that it no longer possesses enough active pharmaceutical ingredient, or API, to produce a standard batch size of the finished product; (2) upon 90 days prior written notice to us if we commit a material breach of the supply agreement and fail to cure such breach within such 90-day period; provided, however that GlaxoSmithKline will be relieved of its obligations to supply product if we fail to make payment within 30 days of the date when such payment is due (which would be 30 days after receipt of an invoice from GlaxoSmithKline); (3) at the end of the initial three-year term if we fail to submit filings to the U.S. Food and Drug Administration, or FDA, seeking approval of a third-party supplier to manufacture the product within 24 months after the completion of the acquisition; (4) at its discretion at the end of the first one-year renewal term; or (5) upon our filing for bankruptcy.

GlaxoSmithKline has agreed to cooperate with our transition to an alternative supplier. However, we cannot assure you that we will be able to find an alternative source of supply for the product on reasonable terms, or at all.

If we fail to secure an alternative source of supply of Lotronex prior to the termination of our supply agreement with GlaxoSmithKline, we will be unable to supply the product after existing product in our inventory is sold or expires. In order to obtain an alternate supplier, we will be required, among other things, to obtain approval from the FDA through the submission of additional regulatory filings.

Under our supply agreement, GlaxoSmithKline has agreed to manufacture a specific amount of API for Lotronex. While we believe the amount of API that GlaxoSmithKline has agreed to manufacture will be sufficient to meet market demands for Lotronex throughout the original three-year term of the supply agreement, we cannot assure you that the quantity of API will be sufficient. In addition, if the API is later determined to be defective for any reason, or is otherwise damaged, lost or destroyed, we may be unable to secure sufficient replacement API to be used in the manufacture of Lotronex. GlaxoSmithKline has not manufactured the raw materials for Lotronex’s API since 2000 and has not manufactured the API for Lotronex since 2005. As such, despite its commitment to replace defective API, we cannot assure you that GlaxoSmithKline will have the capability to do so.

The risk of a supply failure in the case of Lotronex is especially acute given the length of the order process and the 24-month shelf life for the finished product. Under our supply agreement with GlaxoSmithKline, forecasts for orders are binding for four months in advance and orders of finished product must be placed 120 days prior to delivery. Thus, disruption of the source of supply for any reason could lead to diminished product inventory for a substantial period of time. In addition, we have limited remedies under the supply agreement in the event of a breach of the agreement by GlaxoSmithKline. If GlaxoSmithKline fails to meet its obligations under the supply agreement, our ability to obtain a sufficient supply of Lotronex will be impaired and we may be unable to meet commercial demand for the product. We have identified, and are in the process of validating, qualifying and gaining FDA approval for a new manufacturer of Lotronex, but can provide no assurance as to when, if ever, these efforts will be successful.

Failure to secure an adequate supply of Lotronex for any of the foregoing reasons could adversely affect our business, financial condition and results of operations.

We may be unable to secure an adequate supply of Proleukin to meet market demand.

In December 2009, we entered into a distribution and promotion agreement with Novartis Vaccines and Diagnostics, Inc., or Novartis, pursuant to which we acquired the exclusive right to distribute, market and sell Proleukin for injection in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. The agreement has an initial term of six years, extendable at our option for up to six additional one-year periods. In conjunction with such distribution and promotion agreement, we also entered into an exclusive supply agreement pursuant to which Novartis agreed to supply us with Proleukin for the term of the distribution and promotion agreement, including any extensions of the distribution and promotion agreement term. Notwithstanding our supply agreement with Novartis, Proleukin is manufactured on behalf of Novartis by Bayer HealthCare Pharmaceuticals, Inc., or Bayer, under a separate manufacturing agreement between Novartis and Bayer to which we are not a party. There is currently no alternative source of supply for Proleukin due to the significant length of time required to qualify an alternative manufacturer. In the event that Novartis is unable to supply us with Proleukin for any reason, including whether due to any problem with the manufacturing of

Proleukin by Bayer or as a result of any delivery issues encountered by Novartis, we will be unable to supply Proleukin to the market after our existing inventory of the product is sold or expires.

The risk of a supply failure in the case of Proleukin is especially acute give the length of the order process and the shelf life for the finished product in the United States. Under our supply agreement with Novartis, a specified time period of the forecasts for orders we provide to Novartis is binding on us and we must place such orders within a specified period of time prior to required delivery of finished products. Thus, disruption in the source of supply for any reason could lead to diminished product inventory for a substantial period of time. In addition, our remedies under the supply agreement in the event of a supply failure are limited to our right to obtain certain escalating discounts on the purchase price for late delivered products according to the number of days such delivery is delayed beyond the original delivery date, or in the event of an extended supply failure, to terminate both the distribution and promotion agreement and supply agreement and to seek certain other legal and contractual remedies.

If Novartis fails to meet its obligations under the supply agreement, our ability to obtain a sufficient supply of Proleukin will be impaired and we may be unable to meet commercial demand for the product. Consequently, an extended failure by Novartis to supply Proleukin for any reason could adversely affect our business, financial condition and results of operations.

Our ability to expand sales of Lotronex may be limited which may adversely impact our financial position and results of operations.

In addition to the inherent risks associated with integrating any new product into a company, our ability to expand sales of Lotronex is subject to further risks associated with its limited indication on a subgroup of IBS patients and potential for harmful side effects and related “black box” warnings in the product label containing expanded warning statements. In order to limit the potential for harmful side effects of Lotronex, it is subject to a special prescribing program designed to ensure that only doctors who have enrolled write prescriptions for it. In connection with enrolling in the Prescribing Program for Lotronex™, the physicians must demonstrate an understanding of IBS and be familiar with Lotronex and its potential side effects. The prescribing program instructs the prescribing physician to review the medication guide with the patient and sign a patient-physician agreement with the patient prior to prescribing Lotronex, which indicates that the patient has been advised of and understands the risks and benefits of Lotronex. The physician then places a blue sticker on the prescription, signifying to the pharmacist that he or she is an enrolled physician. Because the prescribing program for Lotronex restricts the physicians who may prescribe Lotronex to those who have enrolled in the prescribing program, it may limit the number of prescriptions written for Lotronex. As of February 28, 2010, there were approximately 11,200 physicians in the United States enrolled in the prescribing program. Moreover, physicians and patients may avoid Lotronex due to the administrative burdens of the prescribing program, concerns regarding physician liability, or due to concerns over side effects. In fact, only 26% of enrolled prescribers actually prescribed Lotronex in 2008. Limitations on the number of prescriptions written for Lotronex as a result of the prescribing program or concerns over side effects may limit our ability to expand sales of Lotronex and adversely impact our financial position and results of operations.

We operate in a highly competitive business environment.

The pharmaceutical and diagnostic industries are highly competitive and require an ongoing, extensive search for technological innovation. They also require, among other things, the ability to effectively discover, develop, test, commercialize, market and promote products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals.

Many of our competitors have greater resources than we have. This enables them, among other things, to spread their marketing and promotion costs over a broader revenue base. Other competitive factors in the pharmaceutical and diagnostic industries include quality and price, product technology, reputation, customer service and access to technical information.

Many large, well-capitalized companies offer products in the United States that compete with Entocort EC. Entocort EC currently competes with other therapies including aminosalicylates, such as sulfasalazine or mesalamine, and other corticosteroids, such as hydrocortisone, prednisone or prednisolone, none of which is currently approved for the treatment of Crohn’s disease but which are often prescribed by physicians for such use. A number of large, well-capitalized companies offer products in the United States that compete with Proleukin in both metastatic renal cell carcinoma and metastatic melanoma. Proleukin competes against targeted therapies such as Nexavar, Sutent and Torisel in metastatic renal cell carcinoma and against Temodar and DTIC (dacarbazine) in metastatic melanoma. To date, other than Lotronex, Zelnorm® (tegaserod maleate) and Amitiza® (lubiprostone) are the only other pharmaceutical products that have been approved to treat IBS. Zelnorm was withdrawn from the U.S. market in 2007 and is currently only available under investigational new drug protocols to patients whose condition is life-threatening and who require hospitalization. Amitiza was approved by the FDA in April 2008 for the treatment of IBS with constipation in women 18 years of age and older. In addition, our branded pharmaceutical products Imuran®, Trandate® and Zyloprim® face intense competition from generic products. Imuran also faces competition from newer products that have come to market, and Ridaura® faces competition from newer pharmaceutical products. Zyloprim also competes with other non-generic anti-gout agents, such as probenecid, sulfinpyrazone and colchicines. In addition, our Helidac® product faces competition from TAP Pharmaceutical’s PREVPAC® and Axcan Pharma Inc.’s three-in-one capsule for the eradication of Helicobacter pylori. Our generic mercaptopurine product competes with other generic mercaptopurine products, including a generic product launched by Teva Pharmaceuticals in April 2005. In addition to competing with these generic products, mercaptopurine also competes with Imuran and generic azathioprine products.

Our diagnostic testing services compete with several large, national laboratories including Quest Diagnostics Incorporated, or Quest, and Laboratory Corporation of America Holdings and also compete with regional and hospital laboratories. The larger competitors have substantially greater financial and human resources, as well as a much larger infrastructure than we do.

A third party, Specialty Laboratories, has a co-existing license to the intellectual property partly underlying our TPMT Genetics diagnostic test. Quest purchased Specialty Laboratories’ parent company, and its commercialization of the intellectual property may strengthen Quest’s competitive position against us with respect to this product.

It is possible that developments by our competitors could make our products or technologies less competitive or obsolete. Our future growth depends, in part, on our ability to provide products which are more effective than those of our competitors and to keep pace with rapid medical and scientific change.

Sales of our existing products may decline rapidly if a new product is introduced by a competitor, particularly if a new product represents a substantial improvement over any of our existing products. In addition, the high level of competition in our industry could force us to reduce the price at which we sell our products or require us to spend more to market our products.

Additionally, we compete to acquire the intellectual property assets that we require to continue to develop and broaden our product range. In addition to our in-house research and development efforts, we seek to acquire rights to new intellectual property through corporate acquisitions, asset acquisitions, licensing and joint venture arrangements. Competitors with greater resources may acquire assets that we seek, and even where we are successful, competition may increase the acquisition price of such assets or prevent us from capitalizing on such acquisitions or licensing opportunities. If we fail to compete successfully, our growth may be limited.

If we lose or are unable to secure collaborators or partners, or if our collaborators or partners do not apply adequate resources to their relationships with us, our product development and potential for profitability will suffer.

We have entered into, or may enter into, distribution, co-promotion, partnership and other arrangements for development, manufacturing, sales, marketing and other commercialization activities relating to our products. For example, we have entered into a distribution agreement with AstraZeneca for the right to promote, distribute, market and sell Entocort EC, a distribution and promotion agreement with Novartis for the right to promote, market and sell Proleukin, an agreement with Rosetta Genomics for the development and commercialization of our microRNA-based oncology diagnostic testing services, and a non-exclusive agreement with Bayer for the development of diagnostic tests specifically tailored to oncology pharmaceutical compounds which Bayer has under development. Furthermore, we have entered into agreements with Cedars-Sinai Medical Center and the University of California Los Angeles relating to the development and commercialization of diagnostic discoveries related to IBD and with Rosetta Genomics relating to the development of diagnostic tests in oncology and gastroenterology. The amount and timing of resources applied by these or other potential collaborators are largely outside of our control.

If any of our current or future collaborators breaches or terminates our agreements, or fails to conduct our collaborative activities in a timely manner, our commercialization of products could be diminished or blocked completely. It is possible that collaborators will change their strategic focus, pursue alternative technologies or develop alternative products, either on their own or in collaboration with others. For example, the financial success of our non-exclusive collaboration agreement with Bayer is dependent in large part on whether Bayer will elect to designate any of its compounds for use with a complementary diagnostic test we develop and whether Bayer will be able to successfully advance any such compound through clinical trials to regulatory approval, none of which is within our control. The effectiveness of our partners, if any, in marketing our products will also affect our revenues and earnings.

We desire to enter into new collaborative agreements. However, we may not be able to successfully negotiate any additional collaborative arrangements and, if established, these relationships may not be scientifically or commercially successful. Our success in the future depends in part on our ability to enter into agreements with other highly-regarded organizations. This can be difficult due to internal and external constraints placed on these organizations. Some organizations may have insufficient administrative and related infrastructure to enable collaborations with many companies at once, which can extend the time it takes to develop, negotiate and implement a collaboration. Once news of discussions regarding possible collaborations are known in the medical community, regardless of whether the news is accurate, failure to announce a collaborative agreement or the entity’s announcement of a collaboration with another entity may result in adverse speculation about us, resulting in harm to our reputation and our business.

Disputes could also arise between us and our existing or future collaborators, as to a variety of matters, including financial and intellectual property matters or other obligations under our agreements. These disputes could be both expensive and time-consuming and may result in delays in the development and commercialization of our products or could damage our relationship with a collaborator. On July 21, 2009, we filed a complaint against Alizyme Therapeutics Limited, or Alizyme, in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with us, as a result of its failure to conduct certain preclinical studies which are necessary in order to obtain regulatory approval for the sale of COLAL-PRED® in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009, Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred.

Our success also depends, in part, on our branded non-promoted, pharmaceutical products, which face competition from generic products.

In addition to our proprietary pharmaceutical products Entocort EC and Lotronex, we sell a number of branded pharmaceutical products that we do not actively promote, which, in the aggregate, accounted for approximately 8.8% of our net sales from pharmaceutical products, or 7.0% of our total net sales, in the year ended December 31, 2009. Many of our branded pharmaceutical products, including Imuran, Trandate and Zyloprim, face competition from less expensive generic products. Even if physicians prescribe our products, third-party payors and pharmacists can substitute generic products. Government agencies and third-party payors put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against our branded products would lower our unit sales and revenues.

We do not currently have any manufacturing facilities and depend on others for the manufacture and supply of all of the pharmaceutical products we offer.

We have no manufacturing facilities, and we rely on third-party manufacturers to provide us with an adequate and reliable supply of our pharmaceutical products on a timely basis. AstraZeneca manufactures Entocort EC, GlaxoSmithKline manufactures Lotronex, and Proleukin is manufactured on behalf of Novartis by Bayer under a separate manufacturing agreement between Novartis and Bayer. For the manufacturers and suppliers of our non-promoted pharmaceutical products, see “Business—Manufacturing and Testing—Pharmaceutical Products.” Our manufacturers must comply with U.S. regulations, including current Good Manufacturing Practices, or cGMPs, of the FDA applicable to the manufacture of pharmaceutical products, and their facilities must be inspected by the FDA and other regulatory agencies as part of their business. cGMP requirements relate to the control and organization of personnel, buildings, facilities, equipment, components, drug product, containers and closure, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned and salvaged products. Ongoing compliance with cGMPs is monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA. In addition, because some of our manufacturers are located outside of the United States, they must also comply with applicable foreign laws and regulations.

We have limited control over our third-party manufacturers, including with respect to regulatory compliance and quality assurance matters. Any delay or interruption of supply related to a third-party manufacturer’s failure to comply with regulatory or other requirements could limit our ability to make, or cause us to cease, sales of our pharmaceutical products. Any manufacturing defect or error discovered after products have been produced and distributed could result in even more significant consequences, including costly recall procedures, re-stocking costs, damage to our reputation and potential for product liability claims. In addition, the importation of pharmaceutical products into the United States is subject to regulation by the FDA, and the FDA can refuse to allow an imported product into the United States if it appears that the product fails to comply with applicable laws or regulations. Moreover, our third-party manufacturers and suppliers may experience difficulties related to their overall business and financial stability.

Each of our pharmaceutical products and many of the raw materials required to manufacture such products are sourced from single manufacturers. Many of our relationships with these suppliers are subject to short-term contracts or contracts that have expired and have not been renewed. We cannot assure you that we will be able to renew any such contracts at all or on terms that would be acceptable to us. We plan to continue outsourcing the manufacture of all of our pharmaceutical products in the foreseeable future. Although alternative sources of supply exist, the number of third-party manufacturers with the manufacturing and regulatory expertise and facilities to manufacture the finished forms of our pharmaceutical products or the raw materials incorporated in our products on a commercial scale is limited, and it could be expensive and take a significant amount of time to arrange for alternative manufacturers, which could have a material adverse effect on our business.

Any new manufacturer of products or active pharmaceutical ingredients would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such products or ingredients. Any drug product manufactured by that manufacturer would also require FDA approval for the new manufacturer, manufacturing site and process. If any of our current third party manufacturers moves its manufacturing operations to another facility, it may be required to obtain FDA approval as well. The FDA may require us to conduct additional clinical trials, collect stability data and provide additional information concerning product made by any new supplier in order to obtain such approval. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us.

The development of new drugs is a high risk undertaking which involves a lengthy process, and we cannot assure you that we will be able to continue our drug discovery and development activities for, or that such activities will result in approval or the successful commercialization of, Colal-Pred (prednisolone metasulfobenzoate sodium) on the time schedule we have planned, or at all.

On July 21, 2009, we filed a complaint against Alizyme in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with us, as a result of its failure to conduct certain preclinical studies which are necessary in order to obtain regulatory approval for the sale of Colal-Pred in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009, Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred.

Even if we are able and we determine to continue such development activities, Colal-Pred is currently in the development stage of clinical trials and is prone to the risks of failure inherent in drug development. Through a third-party clinical research organization, or CRO, we initiated the clinical development of Colal-Pred in the United States in May 2008 with a Phase 2 clinical trial for the treatment of patients with ulcerative colitis. Dosing of subjects enrolled in the Phase 2 clinical trial was completed in September 2009, but the data have not been analyzed. We will need to conduct additional Phase 2 and Phase 3 clinical trials, and will also need to conduct preclinical studies, including a two-year carcinogenicity study, before we can demonstrate that Colal-Pred is safe and effective to the satisfaction of the FDA and other regulatory authorities. Preclinical studies and clinical trials are expensive and uncertain processes that take years to complete. Failure can occur at any stage of the process, and we cannot assure you that these trials will be successful, that Colal-Pred will receive FDA approval, or even if it does, that it will result in a commercially successful product.

In July 2008, Alizyme released the results of the European Phase 3 clinical trial of Colal-Pred in patients with moderate to severe ulcerative colitis. A total of 799 patients were randomized to either one of three doses of Colal-Pred or a standard regimen of prednisolone. The results showed that the trial failed to meet one of the two co-primary endpoints. Colal-Pred demonstrated superior safety to prednisolone. However, non-inferiority to prednisolone in efficacy response was not shown (i.e., prednisolone demonstrated a better response rate than Colal-Pred).

If we re-commence our development activities, we cannot assure you that our clinical trials for Colal-Pred will be completed on schedule, or at all. The completion of our clinical trials could be substantially delayed or prevented by a number of factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trials;

•	failure of our third-party vendors to timely or adequately perform their contractual obligations relating to the clinical trials;

•	unforeseen safety issues;

•	failure to demonstrate efficacy during clinical trials or failure to achieve specified endpoints;

•	lack of adequate funding to continue the clinical trials;

•	termination of the clinical trials by one or more clinical trial sites;

•	clinical hold of our clinical trials imposed by FDA;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols;

•	failure to conduct clinical trials in accordance with regulatory requirements or clinical protocols;

•	conditions imposed on us by the FDA regarding the scope or design of our clinical trials or the need to conduct additional trials;

•	unforeseen delays by the FDA after submission of our results;

•	an unfavorable FDA inspection of our contract manufacturers of API or drug product; and

•	an unfavorable inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities.

Even if we obtain FDA or other regulatory approvals, Colal-Pred may not achieve market acceptance among physicians, patients and third-party payors and, ultimately, may not be commercially successful. Any failure or significant delay in completing clinical trials for Colal-Pred and achieving market acceptance would harm the commercial prospects for Colal-Pred and adversely affect our financial results. See “—Risks Related to Regulatory Matters—The regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of Colal-Pred.”

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our planned clinical trials for Colal-Pred, the commercial prospects for Colal-Pred may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Colal-Pred.

We rely on third parties to conduct clinical trials for Colal-Pred. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize Colal-Pred within our expected timeframes or at all.

We commenced Phase 2 clinical trials for Colal-Pred in May 2008 for treatment of patients with ulcerative colitis and completed dosing in September 2009, but we have not analyzed the data. We depend on CROs and/or independent clinical investigators to conduct our clinical trials. We may also retain third parties to manage data collection and data analysis for any clinical trials we oversee. Third parties that execute clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. CROs and investigators are not our employees, and we would have limited ability to control the amount or timing of resources that they devote to our programs. If the CROs, consultants or independent investigators we retain fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, it could delay or prevent the potential approval of our regulatory applications and the commercialization of Colal-Pred. In addition, the execution of clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist our competitors, it could harm our competitive position. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred.

If advances in technology allow others to perform diagnostic tests which are similar to or better than ours or to perform such services in a more efficient or cost-effective manner than is currently possible, the demand for our diagnostic testing services may decrease.

The diagnostic industry is characterized by advancing technology that may enable clinical laboratories, hospitals, physicians or other medical providers to perform diagnostic testing services similar to or better than ours in a more efficient or cost-effective manner than is currently possible. If these or other advances in technology result in a decreased demand for our diagnostic testing services, our financial condition and results of operations would be harmed. In addition, in order for our business to be successful, we may need to develop new diagnostic tests or improve existing diagnostic tests. There is no assurance, however, that we will be able to develop or improve tests in the future or that we will be able to do so in a timely manner. Even if we successfully develop such tests in a timely manner, these new tests may not be utilized by our customers. If we fail to develop new tests or release new or improved tests on a timely basis, or if such tests do not obtain market acceptance, our financial condition and results of operations could also be harmed.

Failure to accurately disclose the performance of our diagnostic tests could result in legal actions as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

Many of our diagnostic tests were developed and validated internally by us. If we fail to properly develop diagnostic tests or if we inaccurately measure the performance of the diagnostic tests we develop due to human error, deficiencies in our quality control process or otherwise, we may become subject to legal action as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

In July 2008, we discovered that there was an overlap due to human error between the training and validation cohorts of our IBD Serology 7 diagnostic test. This overlap resulted in us overstating our performance specifications for adult patients. The difference in pediatric patients was not statistically significant. As a result, whereas we previously reported an overall predictive accuracy of 89%, we discovered that the test in fact exhibits an overall predictive accuracy of 76%. We did not change our diagnostic test, only the validation cohort and therefore there was no impact on previous or future test results. In other words, the actual predictions and test results reported by us using our IBD Serology 7 diagnostic test did not change as a result of the revisions to the validation cohort. We believe that this change was not material to patient care, however third parties could bring legal actions against us for having to restate the performance parameters which could damage our reputation and could have a material adverse effect upon our business.

If we are unable to maintain adequate levels of payment or reimbursement for our pharmaceutical products, their commercial success may be severely hindered.

Our ability to sell our pharmaceutical products may depend in large part on the extent to which payment or reimbursement for the costs of our products is available from private health insurers, managed care organizations, government entities and others. Third-party payors are increasingly attempting to contain their costs. We cannot predict actions third-party payors may take, or whether they will limit the coverage and level of payment or reimbursement for our pharmaceutical products or refuse to provide any coverage at all. Reduced or partial payment or reimbursement coverage could make our pharmaceutical products less attractive to patients, suppliers and prescribing physicians and may not be adequate for us to maintain price levels sufficient to realize an appropriate return on our investment in our products or compete on price.

In some cases, insurers and other healthcare payment organizations try to encourage the use of less expensive generic brands through their prescription benefits coverage and payment or reimbursement policies. Insurers and other healthcare payment organizations may make the generic alternatives more attractive to the patient by providing different amounts of coverage or out-of-pocket expenses so that the net cost of the generic product to the patient is less than the net cost of a branded product. The prescription benefit policies of insurers could also have a negative effect on our product revenues and profitability.

Many managed care organizations negotiate the price of medical services and products and develop formularies which establish pricing and reimbursement levels. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization’s patient population. If our pharmaceutical products are not included within an adequate number of formularies or adequate payment or reimbursement levels are not provided, or if those policies increasingly favor generic products, our market share and gross margins could be negatively affected, which would have a material adverse effect on our overall business and financial condition. In addition, managed care initiatives to control costs may influence primary care physicians to refer fewer patients to gastroenterologists and other specialists. Reductions in these referrals could have a material adverse effect on the size of our potential market and increase costs to effectively promote our pharmaceutical products.

Our account managers contact private health insurers, managed care organizations, government entities and other third-party payors, seeking coverage for our products. The process for obtaining coverage can be lengthy and time-consuming, in some cases taking several months or years before a particular payor initially reviews our pharmaceutical product, and we may ultimately be unsuccessful in obtaining coverage. Our competitors generally have larger account management organizations, as well as existing business relationships with third-party payors relating to their products. If we fail to successfully secure and maintain coverage for our pharmaceutical products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our pharmaceutical products and our business will be materially adversely affected.

If third-party payors do not pay for or adequately reimburse our customers, market acceptance of our diagnostic testing services may be impaired, which may adversely affect our revenues and our operating results.

Market acceptance of our diagnostic testing services and the majority of our diagnostics sales depend, in large part, on the availability of adequate payment or reimbursement from insurance plans, including government plans such as Medicare, managed care organizations, private insurance plans and other third-party payors. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that a product is not experimental or investigational, and that it is medically necessary, appropriate for a specific patient, cost effective or supported by peer-reviewed publications. Because each third-party payor individually approves payment or reimbursement, obtaining these approvals can be a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of these products to each third-party payor separately with no assurance that approval will be obtained. This individualized process or any action by the government negatively affecting payment for or reimbursement of our products can delay the market acceptance of new products and may have a negative effect on our revenues and operating results. To date, neither we nor Rosetta Genomics have secured policy-level reimbursement approval from any third-party payors for those tests which we in-licensed from Rosetta Genomics. We cannot be certain that coverage for any of our microRNA-based diagnostic tests will be provided in the future by any third-party payors or that payment policies will be favorable in the future. In addition, there are strict billing rules with respect to claims for diagnostic tests performed on stored specimens for Medicare beneficiaries who were hospital inpatients or outpatients that require us to bill individual hospitals for tests performed on Medicare beneficiaries during stipulated time frames. Because we generally do not have a written agreement in place with these hospitals, we may not be paid for our tests or may have to pursue payment from the hospital on a case-by-case basis. We believe these billing rules may lead to confusion regarding whether Medicare provides adequate reimbursement for our tests, and could discourage Medicare patients from using our tests. We also cannot ensure that hospitals will agree to arrangements to pay us for tests performed on patients falling under these rules.

We believe third-party payors are increasingly limiting coverage for diagnostic testing services, and in many instances are exerting pressure on product suppliers to reduce their prices. Consequently, third-party payment or reimbursement may not be consistently available or adequate to cover the cost of our products. Additionally, third-party payors who have previously approved a specific level of payment or reimbursement may reduce that level. Under prospective payment systems, in which healthcare providers may be paid or reimbursed a set amount based on the type of diagnostic procedure performed, such as those utilized by Medicare and in many private managed care systems, the cost of our diagnostic products may not be justified and reimbursed. Any limitations on payment or reimbursement for our services could limit our ability to commercialize and sell new services or to continue to sell our existing services, or may cause the selling prices of our existing services to be reduced, which would adversely affect our revenues and operating results.

Adverse results in material litigation matters could have a material adverse effect upon our business.

We may become subject in the ordinary course of business to material legal action related to, among other things, intellectual property disputes, professional liability, contract disputes, false advertising, stockholder litigation and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

In June 2004, we filed a complaint against Mayo Collaborative Services in the U.S. District Court for the Southern District of California for infringement of two patents, both of which relate to our Thiopurine Metabolites diagnostic testing services. We are an exclusive licensee of these patents pursuant to a license agreement with Sainte-Justine Hospital. In December 2005, Mayo Clinic Rochester was added to the case as a defendant. We believe that Mayo Collaborative Services and Mayo Clinic Rochester infringed these patents. Mayo Collaborative Services and Mayo Clinic Rochester answered our complaint and asserted affirmative defenses and counterclaims, including that our patents are invalid, not infringed and unenforceable. We denied these counterclaims and sought a court order that would prevent Mayo Collaborative Services or Mayo Clinic Rochester from commercializing products which infringe either of the two patents.

In November 2005, the court granted our motion for summary judgment of infringement, holding that Mayo Collaborative Services infringed one of the claims of one patent. The court also denied Mayo Collaborative Services’ motion for summary judgment that it had not infringed either patent. A consolidated hearing on a number of other motions for summary judgment, including a motion related to the validity of the patents, was held on May 10, 2007. In March 2008, the court granted the motion for summary judgment of Mayo Collaborative Services and Mayo Clinic Rochester for patent invalidity relating to the two patents mentioned above. We filed an appeal of the court’s decision with the U.S. Court of Appeals for the Federal Circuit. On September 16, 2009, the U.S. Court of Appeals for the Federal Circuit ruled in our favor by overturning the lower court’s ruling and directing the court to deny Mayo Collaborative Services’ summary judgment motion. On October 22, 2009, Mayo filed a petition with the U.S. Supreme Court for a writ of certiorari. On December 24, 2009, we filed our brief in opposition of granting the writ of certiorari and on January 6, 2010 Mayo filed its reply brief.

On July 21, 2009, we filed a complaint against Alizyme in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with us, as a result of its failure to conduct certain preclinical studies which are necessary in order to obtain regulatory approval for the sale of Colal-Pred in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009, Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred.

Product or professional liability claims and product recalls could limit our ability to sell products.

We may be exposed to product or professional liability claims in the event that the development or use of our pharmaceutical products or diagnostic testing services is alleged to have resulted in adverse effects or inaccurate diagnosis. Side effects of our pharmaceutical products or marketing or manufacturing problems pertaining to any of our products or services, errors in reporting the results of our diagnostic tests or errors in reporting the performance parameters of our diagnostic tests could harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention or litigation. Product or professional liability claims could also be expensive or could delay or prevent the completion of our development programs or result in withdrawal of approval to market a product or the recall of a product. These problems often occur with little or no notice in connection with the sale of pharmaceutical products. Such risks will exist even with respect to those pharmaceutical products or diagnostic tests that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant product or professional liability exposure. If we do not have sufficient capital resources to pay a judgment our creditors could levy against our assets, including our intellectual property, which could have a material adverse effect on our business.

We currently maintain both product and professional liability insurance coverage. However, such insurance coverage might not be sufficient to fully cover any potential claims. Such insurance can be expensive and difficult to obtain. Adequate insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against any such liability. Any product or professional liability claim in excess of insurance coverage would have to be paid out of our cash reserves which would have a detrimental effect on our financial condition. If we do not have sufficient capital resources to pay a judgment our creditors could levy against our assets, including our intellectual property, which could have a material adverse effect on our business.

In addition, the manufacturers of our pharmaceutical products may be exposed to product liability claims in the event that the use of our pharmaceutical products is alleged to have resulted in adverse effects. Product liability claims against any of the manufacturers of our pharmaceutical products could be expensive for the manufacturers and, as a result, they may be unable or unwilling to continue manufacturing our products.

We cannot assure you that a product liability claim or series of claims brought against us would not have an adverse effect on our business, financial condition, and results of operations. If any claim is brought against us, regardless of the success or failure of the claim, we cannot assure you that we will be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities or the cost of a recall.

We may not be able to maintain our current insurance policies covering our business, assets, directors and officers and product liability claims and we may not be able to obtain new policies in the future.

We currently maintain property, product liability, business interruption, directors’ and officers’ and general liability insurance. Due to recent concerns over corporate governance in the United States, corporate accounting scandals and product liability lawsuits related to pharmaceuticals, liability and other types of insurance can be more difficult and costly to obtain. Unanticipated additional insurance costs could have a material adverse effect on our results of operations and cash flows. We expect that our insurance costs will increase upon completion of this offering and due to changes that often occur in the insurance markets from time to time. There can be no assurance that we will be able to maintain our existing insurance policies or obtain new policies in meaningful amounts or at a reasonable cost. Any failure to obtain or maintain any necessary insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

All of our gastroenterological diagnostic testing services and our microRNA-based oncology diagnostic testing services are each performed at a single laboratory and, in the event either of these facilities was to be affected by man-made or natural disasters, our operations could be severely impaired.

We currently perform all our gastroenterological diagnostic testing services in our laboratory located in San Diego, California. All of our oncology diagnostic testing services are currently performed by Rosetta Genomics in its Philadelphia, Pennsylvania laboratory. Despite precautions taken by us and Rosetta Genomics, any future natural or man-made disaster at either of these laboratories, such as a fire, earthquake or terrorist activity, could cause substantial delays in our operations, damage or destroy our equipment and biological samples or cause us to incur additional expenses. In the event of an extended shutdown of either of these laboratories, we may be unable to perform our diagnostic testing services in a timely manner or at all and therefore would be unable to operate our business in a commercially competitive manner. Despite carrying business interruption insurance, there is no assurance that we could recover quickly from a serious natural or man-made disaster or that we would not permanently lose customers as a result of any such business interruption. This could harm our operating results and financial condition.

In order to rely on a third party to perform our diagnostic testing services, we could only use another facility with established state licensure and accreditation under The Clinical Laboratory Improvement Amendments of

1988, or CLIA. We cannot assure you that we would be able to find another CLIA-certified facility and comply with applicable procedures, or that any such laboratory would be willing to perform the tests for us on commercially reasonable terms. In order to establish a redundant laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees and establishing the infrastructure necessary to support a second facility. Additionally, any new laboratory opened by us would be subject to certification under CLIA and licensure by various states, which would take a significant amount of time and result in delays in our ability to begin operations.

Failure to timely or accurately bill for our diagnostic testing services could have a material adverse effect on our net revenues and bad debt expense.

Billing for diagnostic testing can be extremely complicated. Depending on the billing arrangement and applicable law, we must bill various payors, such as insurance companies, Medicare, Medicaid, physicians, hospitals, employer groups and patients, all of which have different billing requirements. Additionally, compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further complexity to the billing process. Changes in laws and regulations could negatively impact our ability to bill our clients or increase our costs. The Centers for Medicare and Medicaid Services, or CMS, also establishes procedures and continuously evaluates and implements changes to the reimbursement process for billing government programs.

Missing or incorrect information on test requisitions adds complexity to and slows the billing process, creates backlogs of unbilled tests, and generally increases the aging of accounts receivable and bad debt expense. Failure to timely or correctly bill may lead to our not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows. Failure to comply with applicable laws relating to billing federal healthcare programs could also lead to various penalties, including:

•	exclusion from participation in Medicare/Medicaid programs;

•	asset forfeitures;

•	civil and criminal fines and penalties; and

•	the loss of various licenses, certificates and authorizations necessary to operate our business.

Any of these penalties or sanctions could have a material adverse effect on our results of operations or cash flows.

Failures in our information technology systems could disrupt our operations, which could reduce our customer base and result in lost revenues.

Information technology, or IT, systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, customer service, logistics and management of medical data. Our success depends, in part, on the continued and uninterrupted performance of our IT systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, software malfunctions, equipment failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, system failures could still occur and sustained or repeated system failures could adversely affect our reputation and result in a loss of customers and net revenues.

In addition, public and private initiatives to create Health Information Technology, or HIT, standards and to mandate standardized clinical coding systems for the electronic exchange of clinical information, including laboratory results, could require costly modifications to our existing IT systems. While we do not expect HIT standards to be adopted or implemented without adequate time to comply, failure or delay in implementing HIT or clinical coding standards, interoperability standards, or in adopting and incorporating standardized clinical coding systems in our IT systems, could result in a loss of customers, a loss of business opportunities, and could adversely affect our reputation and operating results.

If we are unable to attract and retain key personnel, our business will suffer.

As of February 28, 2010, we had 472 employees. Our success depends on our continued ability to attract, retain and motivate highly-qualified management, business development, sales and marketing, laboratory, product development and other personnel. We may not be able to recruit and retain qualified personnel, particularly for senior sales and marketing, laboratory and research and development positions, in the future due to intense competition for personnel among businesses like ours, and the failure to do so could have a significant negative impact on our future product revenues and business results. A loss of key research personnel or their work product could hamper or prevent our ability to market existing or new products, which could severely harm our business.

Our success depends on a number of key management and technical personnel, including Joseph M. Limber, our President and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Limber, this agreement provides for at-will employment and is terminable at any time, with or without notice, subject to severance payments under certain conditions. Therefore, we may not be able to retain his services. In addition, we do not have “key person” insurance policies on any of our executive officers that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, replacement could be difficult and may take an extended period of time, while significantly impeding the achievement of our business objectives.

We have highly-focused sales forces and the acquisition or development of additional products or technologies for fields beyond gastroenterology and oncology will require us to hire additional sales representatives, who may be costly and difficult to integrate.

Our gastrointestinal sales force is focused on the gastrointestinal disease and disorder market and its over 12,000 gastroenterologists in the United States. As of February 28, 2010, we had an approximately 130 person gastrointestinal sales force, including sales representatives, sales managers and regional field trainers located throughout the United States and an approximately 45 person oncology sales force, including sales representatives, sales managers and regional field trainers located throughout the United States. Our sales representatives complete comprehensive, disease-level sales training programs and are required to participate in regular, ongoing training activities. This training is in addition to training on the mechanism of action, side effects and comparative benefits of pharmaceuticals typically given to pharmaceutical representatives.

Additional product acquisitions or other developments may require us to expand our sales force. Training of additional sales representatives can be costly and time consuming, particularly given the level of experience and sophistication we seek in our sales force. In addition, as we continue to acquire and develop products outside the field of gastroenterology, the difficulty of integrating and training new sales representatives will increase. For example, we expect to increase the size of our oncology sales force for the promotion of Proleukin. If we are unable to effectively retain, train and integrate additional sales representatives, it may adversely affect our ability to effectively market and sell our products.

We depend on wholesale pharmaceutical distributors for retail distribution of our branded pharmaceutical products, and if we lose any of our significant wholesale pharmaceutical distributors, our business could be harmed.

We sell a majority of our pharmaceutical products to wholesale pharmaceutical distributors who, in turn, sell the products to hospitals, pharmacies and other customers. Three wholesale pharmaceutical distributors, Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation, individually comprised 41%, 36% and 19%, respectively, of our branded pharmaceutical product sales for the year ended December 31, 2009. Collectively, these three wholesalers comprised 95%, 95% and 96% of our branded pharmaceutical product sales for the years ended December 31, 2007, 2008 and 2009, respectively. The loss of any of these wholesale pharmaceutical distributors’ accounts or a material reduction in their purchases could harm our business, financial condition or results of operations.

In addition, these wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network has undergone, and may continue to undergo, significant consolidation marked by mergers and acquisitions. As a result, a smaller number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has increased, and may continue to increase, competitive and pricing pressures on pharmaceutical products. In addition, at times, wholesaler purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We cannot assure you that we can manage these pricing pressures or that wholesaler purchases will not decrease as a result of this potential excess buying.

Our sales can be greatly affected by the inventory levels our wholesalers carry. We monitor wholesaler inventory of our products using a combination of methods. Pursuant to distribution service agreements with our two largest wholesale customers, we receive inventory level reports. For most other wholesalers where we do not receive inventory level reports, however, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient product available at the retail level, and unexpected increases or decreases in orders from our wholesalers. Forward buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or internal projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

We rely on third parties to perform many necessary services for our commercial products, including services related to the distribution, storage and transportation of our products.

We have retained third-party service providers to perform a variety of functions related to the sale and distribution of our products as well as certain diagnostic testing, key aspects of which are out of our direct control. For example, we rely on one third-party service provider, Integrated Commercialization Solutions, Inc., or ICS, to provide services related to warehousing and inventory management, distribution, contract administration and chargeback processing, accounts receivable management and call center management, and, as a result, most of our inventory is stored at a single warehouse maintained by ICS. We rely on ICS as well as other third-party providers that perform services for us, including draw site collection and transportation of pharmaceuticals and patient samples. In addition, our microRNA-based oncology diagnostic testing is performed at the Philadelphia, Pennsylvania laboratory of Rosetta Genomics. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter damage at their facilitates, our ability to deliver products and services to meet commercial demand would be significantly impaired. In addition, we utilize third parties to perform various other services for us relating to the return and destruction of nonsaleable pharmaceutical products. We do not currently have the internal capacity to perform these important commercial functions, and although there are other service providers who can perform these functions, we may not be able to maintain commercial arrangements for these services on reasonable terms.

For example, we expect to qualify and validate a new manufacturer for our non-promoted pharmaceutical product, Imuran. This change will require FDA approval. We anticipate that this process will be complete by mid-2010. The process of qualifying and validating a new manufacturer generally takes between 12 and 24 months but may take significantly longer. During that process, the products for which we are seeking a new manufacturer are not being manufactured, and we instead rely on sales from inventories stockpiled at the time we begin the process. It is possible that our inventories of any of these products could be entirely depleted prior to FDA approval of the new manufacturer, which would result in our inability to continue to sell such product pending completion of the qualification process. Our inability to continue our sales of any product would likely permanently damage that product’s market position and our financial condition or results of operations would be harmed.

Risks Related to Regulatory Matters

We are subject to ongoing regulatory review of our pharmaceutical products, and compliance with applicable regulations can be costly and time-consuming. Failure to comply with applicable regulations may result in fines, penalties, removal of our products from the market or criminal prosecution.

Like all pharmaceutical companies, we are subject to extensive, complex, costly and evolving regulation by the federal government, principally the Department of Health and Human Services, or HHS, which includes the FDA, CMS, and similar state government agencies, as well as by varying regulatory agencies in foreign countries where our products are being manufactured. The Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act, the Federal Anti-Kickback Statute, the False Claims Act, the Controlled Substances Act and other federal and state statutes and regulations govern or influence the development, testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products and require, among other things, ongoing compliance with the FDA’s cGMP regulations. In addition, Lotronex has been deemed to have in effect a Risk Evaluation and Mitigation Strategy, or REMS, and we are subject to additional requirements and the risk of civil penalties for failure to comply with the REMS. Furthermore, under California law we must also comply with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals and the Office of the Inspector General, or OIG, Compliance Program Guidance for Pharmaceutical Manufacturers. Other states have similar requirements for pharmaceutical marketing.

Under certain of these regulations, the FDA requires post-marketing testing and surveillance to monitor the effects of approved pharmaceutical products or places conditions on any approvals, which restrict the commercial applications of such products. In addition, the subsequent discovery of previously unknown problems with any pharmaceutical product may result in restrictions on the product, including withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, we may be subject to warning letters, product recall, restrictions on marketing, product seizure, injunction, civil penalties, and criminal prosecution.

In regard to Entocort EC, AstraZeneca is responsible for a post-marketing pediatric study for the product in accordance with the FDA’s requirements imposed at the time of NDA approval for the product. AstraZeneca is required to consult with us concerning any proposed material changes in the label for Entocort EC. We are entitled to have a representative participate in any substantive meeting with the FDA for the pediatric study accompanying a representative from the AstraZeneca team. AstraZeneca is required to fund any post-marketing obligations required for the product. AstraZeneca has requested that the FDA waive the post-marketing pediatric study requirement as AstraZeneca has been unable to successfully engage an adequate number of patients to perform the study. In regard to Proleukin, Novartis will continue to be responsible for conducting and completing the final outstanding post-marketing study, which is designed to obtain additional clinical data to determine the effects of antibodies and elevated creatinine on the pharmacokinetics of Proleukin. We are also responsible for continuing certain investigator-initiated trials for Proleukin commenced by Novartis. In addition, we are responsible to continue the conduct of ongoing GlaxoSmithKline initiated post-marketing studies with respect to monitoring the occurrence of serious adverse events associated with Lotronex, compliance with the Prescribing Program for Lotronex, and the effectiveness of such program. Of such studies, all have been completed except a patient survey program. The patient survey program is ongoing and is currently being managed for us by a third party service provider.

Moreover, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record keeping and control procedures. Any failure to comply with the regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace.

We have not obtained all relevant state manufacturer and/or wholesale distributor licenses necessary to ship or sell prescription drugs that we distribute into several states, and our ability to ship or sell prescription drugs in these states may be affected if these states require us to cease further marketing and distribution activities until such licenses are obtained.

To date, we have not obtained all relevant state manufacturer and/or wholesale distributor licenses necessary to ship or sell prescription drugs into several states. Our ability to ship into or sell prescription drugs in these states may be affected if these states require us to cease further marketing and distribution activities until such licenses are obtained. Further, these states may seek monetary penalties for failure to maintain appropriate licenses. Any disciplinary action taken by a state may adversely affect our ability to obtain necessary state licenses in the future.

Our diagnostics business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, federal or state laws and regulations.

The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. CLIA, which is implemented and enforced by CMS, extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is intended to ensure the quality and reliability of non-research laboratory testing performed on the patient samples collected in the United States and its territories by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality and inspections. While our laboratory is currently CLIA certified, the sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties.

In addition, we are subject to regulation under state law. State laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, New York State requires us to obtain approval for any diagnostic test prior to offering it for sale or soliciting patient samples from New York. We cannot assure you that these licenses will be obtained. Failure to obtain these licenses could jeopardize our ability to launch and commercialize diagnostic tests in these states. Compliance with CLIA standards is verified by periodic inspections and may require participation in proficiency testing programs. No assurances can be given that our facility will pass all future inspections conducted to ensure compliance with federal or any other applicable licensing or certification laws. Substantial expenditures may be required on an ongoing basis to ensure that we comply with existing regulations and to bring us into compliance with newly-instituted regulations or requirements.

We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation or regulations could impose additional requirements on us which may be costly and difficult to implement.

Proposed FDA regulation of laboratory-developed tests or genetic testing or a determination that any of our tests are not laboratory-developed tests could lead to increased costs and delays in introducing new diagnostic tests.

The FDA regulates instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories. In the past, the FDA also claimed regulatory authority over laboratory-developed tests, but had stated that it was exercising enforcement discretion in not regulating laboratory-developed tests. However, in September 2006, the FDA published a draft guidance document pertaining to its regulation of laboratory-developed tests. In addition, bills proposing various regulatory schemes may be introduced in Congress which, if passed into law, could also materially change the regulation of laboratory-developed tests.

The draft guidance document described certain laboratory-developed tests that the FDA intends to regulate as in vitro diagnostic test systems (i.e., as medical devices). The FDA calls this category of laboratory-developed tests “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. The first draft of the guidance pertaining to IVDMIAs was issued by the FDA in September 2006. The FDA issued a revised draft guidance pertaining to IVDMIAs in July 2007. In the document, the FDA defines an IVDMIA as a device that combines the values of multiple variables using an interpretation function to yield a single, patient-specific result that is intended for use in the diagnosis of a disease or other condition, or in the cure, mitigation, treatment, or prevention of disease, and that provides a result that cannot be independently derived or verified by the end user and whose derivation is non-transparent. The IVDMIA draft guidance, if adopted as published, would extend FDA oversight over laboratory-developed tests which meet this definition. We believe that some of our currently marketed tests would be defined as IVDMIAs under the draft guidance, as would substantially all of the diagnostic tests that we currently have under development, including the diagnostic tests we intend to develop pursuant to our recent non-exclusive collaboration with Bayer, and the three oncology diagnostic tests to which we recently acquired the U.S. rights. A final IVDMIA Guidance Document may, however, include a different definition of an IVDMIA. The revised draft IVDMIA guidance contained a grandfather provision that would allow an IVDMIA already on the market to continue to be marketed while laboratories pursued FDA clearance or approval. Any final IVDMIA guidance document may contain no grandfather clause or shorter periods, or other restrictions, which could affect our ability to provide tests that were already on the market.

FDA regulation of laboratory-developed tests or increased regulation of the various medical devices used in laboratory-developed testing would lead to an increased regulatory burden and additional costs and delays in introducing new tests, including genetic tests. IVDMIAs would be subject to the regulatory requirements applicable generally to devices. For example, under the IVDMIA draft guidance, the new diagnostic tests that we are currently developing in the United States would require either pre-market notification, also known as 510(k) clearance, or pre-market approval, from the FDA prior to marketing. Laboratory tests already being offered may also be subject to the requirement to submit an application to obtain FDA clearance or approval. The 510(k) clearance process usually takes from three to 12 months from the time of submission to the time that the manufacturer or laboratory can obtain 510(k) clearance to market a product in the United States, but can take significantly longer and such clearance may never be obtained. The pre-market approval process, often referred to as the PMA process, is much more costly, lengthy and uncertain and generally takes between one and three years from submission to PMA approval, but may take significantly longer and such approval may never be obtained. In addition, generating the clinical data to support a 510(k) or PMA can take six months or longer. In addition, a new 510(k) or PMA Supplement may need to be cleared or approved by the FDA before the device or its labeling can be modified.

We believe FDA regulation of laboratory-developed tests will lead to a substantially increased regulatory burden, additional costs and delays in introducing new diagnostic tests. Laboratories under FDA regulation will also have to operate in compliance with the Quality System Regulation and comply with other FDA regulations governing devices including limitations on advertising and promotion. To date, the FDA has held a public hearing and received public responses to the draft IVDMIA guidance documents. It is not possible to predict when or if the FDA might issue a final IVDMIA guidance, what changes might be made from the draft document, or what the impact of such a final guidance document would be on our currently marketed diagnostic tests or our diagnostic tests currently under development. The failure to comply with FDA requirements can result in enforcement actions including seizures, injunctions, prosecution, civil penalties, recalls and warning letters.

The FDA has also taken enforcement actions against laboratories offerings tests that the FDA believes were not developed by that laboratory. The FDA has indicated that it may not exercise regulatory discretion for a test that is found not to qualify as a laboratory-developed test. In that situation, the test would be subject to regulation as a medical device. The FDA has not provided established criteria for what factors it considers a test offered by a laboratory not to be deemed a test developed by that laboratory.

Compliance with the HIPAA security and privacy regulations and other laws pertaining to privacy, security and identity theft may increase our costs.

We are subject to regulation under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA and rules promulgated by the Department of Health and Human Services thereunder. The HIPAA privacy and security regulations establish comprehensive federal standards with respect to the uses and disclosures of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and availability of protected health information. Generally, protected health information is any individually identifiable information, including demographic information, related to the past, present or future physical or mental health condition, the provision of healthcare to an individual, or the past, present or future payment for such healthcare, which is created or received by a healthcare entity. The regulations establish a complex regulatory framework on a variety of subjects, including:

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the circumstances under which uses and disclosures of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for services and healthcare operations activities;

•	a patient’s rights to access, amend and receive an accounting of certain disclosures of protected health information;

•	the content of notices of privacy practices for protected health information; and

•	administrative, technical and physical safeguards required of entities that use or receive protected health information.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy regulations establish a “floor” and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws.

The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information. Our failure to maintain compliance with, or a change in, state or federal laws regarding privacy could result in civil or criminal penalties and could have a material effect on our business.

In February 2009, President Obama signed into law economic stimulus legislation known as the “American Recovery and Reinvestment Act of 2009, or the ARRA. Title XIII of the ARRA, also known as the Health Information Technology for Economic and Clinical Health, or HITECH, Act, contains extensive revisions to HIPAA. The changes to HIPAA include new restrictions on the use of protected health information, or PHI, without an individual’s written authorization, a new requirement to account for routine disclosures of PHI held in an electronic health record, a requirement to notify individuals of breaches to their PHI, new rights of a state attorney general to enforce HIPAA violations, extension of certain HIPAA privacy and security law provisions and penalties to business associates of covered entities, and significantly increased penalties for violations of the law. Since several of the provisions contemplate future adoption of implementing regulations, we cannot at this time determine the extent to which these changes will impact our business, or how much it will cost us to comply.

In addition, the Federal Trade Commission has instituted new requirements, called the “Red Flags Rule,” to protect consumers against identity theft and to impose obligations on certain institutions to curb identity theft. The Red Flags Rule applies to any entity that regularly defers payments for goods or services or arranges for the extension of credit, and for which there is reasonably foreseeable risk of identity theft. Entities subject to the Red Flags Rule must implement an identity theft prevention program, which must include written policies and procedures to identify and detect “red flags” of identity theft. The program must also indicate what actions will be taken when red flags are identified, and must be re-evaluated periodically to reflect new risks from identity theft. Although enforcement of the Red Flags Rule has been postponed several times, and is not expected until mid-2010, our billing and collection practices could make us subject to the Red Flags Rule. The FTC has been under pressure to postpone enforcement from several trade associations and professional organizations who are either (i) taking the position that the Red Flag Rules do not apply to them, or (ii) seeking a more restrictive interpretation of the rules in order narrow the definition of which entities must comply. To the extent we are subject to the Red Flags Rule, we do not know how much it will cost us to comply. If applicable, any failure to comply may subject us to financial penalties once enforcement of the Red Flags Rule commences.

Regulations requiring the use of “standard transactions” for healthcare services issued under HIPAA may negatively impact our profitability and cash flows.

Pursuant to HIPAA, the Secretary of HHS, has issued final regulations designed to improve the efficiency and effectiveness of the healthcare system by facilitating the electronic exchange of information in certain financial and administrative transactions while protecting the privacy and security of the information exchanged.

The HIPAA transaction standards are complex, and subject to differences in interpretation by third-party payors. For instance, some third-party payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by third-party payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in accounts receivable and ongoing reductions in reimbursements and net revenues. In addition, requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement, all of which could harm our business.

We may incur significant liability if it is determined that we are promoting the “off-label” use of drugs.

Although not approved or promoted for gastrointestinal diseases, several of our non-promoted pharmaceutical products, including Imuran and mercaptopurine are often prescribed by physicians for such use. Companies may not promote drugs for “off-label” uses, which are uses that are not described in the product’s labeling and that differ from those approved by the FDA. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across medical specialties. Although the FDA and other regulatory agencies do not regulate a physician’s choice of treatments, the Federal Food, Drug, and Cosmetic Act and FDA regulations restrict communications on the subject of off-label uses of drug products by pharmaceutical companies. The OIG and FDA both actively enforce laws and regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

Although we believe that all of our communications regarding all of our products are in compliance with the relevant legal requirements, the OIG or the FDA may disagree, and we may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, management’s attention could be diverted from our business operations and our reputation could be damaged.

We may incur liability if our continuing medical or health education programs and/or product promotions are determined, or are perceived, to be inconsistent with regulatory guidelines.

The FDA provides guidelines with respect to appropriate promotion and continuing medical and health education activities. Although we endeavor to follow these guidelines, the FDA or OIG may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted and our reputation could be damaged.

If we fail to comply with healthcare laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

In addition to FDA rules and regulations on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict and govern certain marketing practices in the pharmaceutical and clinical laboratory industries in recent years. These laws include anti-kickback, false claims and Stark Act statutes.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute applies to laboratory services and has also been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and any remuneration to or from a prescriber or purchaser of healthcare services may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. These false claims statutes allow any person to bring suit in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

Under another federal statute, known as the Stark Act or “self-referral” prohibition, physicians who have an investment or compensation relationship with an entity may not refer Medicare patients for designated health services, which include clinical laboratory services, regardless of the intent of the parties, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Unlike the federal anti-kickback statute, the Stark Act is strict liability, meaning that all of the requirements of a Stark Act exception must be met in order to take advantage of the exception. Many states have their own self-referral laws as well, which in some cases apply to all patient referrals, not just Medicare.

Because of the breadth of these laws and the narrowness of the safe harbors and exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could harm our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Our reporting and payment obligations under the Medicaid rebate program and other governmental purchasing and rebate programs are complex and may involve subjective decisions, and any determination of failure to comply with those obligations could subject us to penalties and sanctions, which could have a material adverse effect on our business.

The regulations regarding reporting and payment obligations with respect to Medicaid reimbursement and rebates and other governmental programs are complex and several pharmaceutical companies are currently defendants in a number of suits filed by state attorneys general and are subject to an investigation by the U.S. Department of Justice with respect to Medicaid reimbursement and rebates. Our calculations and methodologies are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes. In addition, because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of errors.

Any governmental agencies that may commence an investigation of us could impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal healthcare programs (including Medicare and Medicaid). Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments, and even in the absence of any such ambiguity, a governmental authority may take a position contrary to a position that we have taken, and may impose civil and/or criminal sanctions. Any such penalties or sanctions could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Healthcare cost control initiatives could cause us to sell our products at lower prices, resulting in decreased revenues.

Government payors, such as Medicare and Medicaid, as well as insurers, including managed care organizations, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services or changes in policy regarding coverage of tests may be implemented from time to time. Changes in federal, state, local and third-party payor regulations or policies may have a material adverse impact on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect upon our business.

Furthermore, the U.S. Congress is considering a number of legislative and regulatory proposals with an objective of ultimately reducing healthcare costs. Legislative and regulatory actions under consideration in the U.S. include health care reform initiatives that could significantly alter the market for pharmaceuticals and diagnostics (such as private health insurance expansion, the creation of competing public health insurance plans, a variety of proposals that would reduce government expenditures for prescription drugs to help finance healthcare reform, or the eventual transition of the U.S. multiple payer system to a single payer system). Other actions under consideration include proposals for government intervention in pharmaceutical pricing, changes in government reimbursement, an accelerated approval process for “follow-on” biologics, legalization of commercial drug importation into the U.S., and involuntary approval of medicines for over the counter use. Additionally, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and diagnostic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our results of operations and financial condition.

We expect there will continue to be federal and state laws and/or regulations, proposed and implemented, that could limit the amounts that federal, state and foreign governments will pay for healthcare products and services. The extent to which future legislation or regulations, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted or what effect such legislation or regulation would have on our business remains uncertain. Such measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to successfully commercialize our products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical and diagnostic products and which suppliers will be included in their prescription drug and other healthcare programs. This can reduce demand for our products or put pressure on our product pricing, which could negatively affect our revenues and profitability.

The regulatory approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of Colal-Pred.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of pharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States. We will not be permitted to market Colal-Pred in the United States unless we receive approval of an NDA from the FDA. Submitting and obtaining approval of an NDA can be a lengthy, expensive and uncertain process.

Prior to receiving approval to commercialize Colal-Pred in the United States, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, that Colal-Pred is safe and effective for its intended use. We may also be required to conduct preclinical studies, including carcinogenicity studies. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for Colal-Pred are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering Colal-Pred to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials for Colal-Pred and result in the FDA or other regulatory authorities denying approval of the product.

Regulatory approval of an NDA is uncertain, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials, repeat clinical trials or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the product candidate is designed to address. The FDA can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to, the following:

•	a drug candidate may not be deemed safe or effective;

•	the FDA may not find the data from preclinical studies and clinical trials sufficient;

•	the FDA might not approve our or our third-party manufacturers’ processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

If Colal-Pred fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our potential for growth will be limited.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our third-party manufacturers’ activities and our own activities involve the controlled storage, use and disposal of hazardous materials, including the components of our pharmaceutical products, test samples and reagents, biological materials and other hazardous compounds. We and our manufacturers are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that the safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials and/or interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. Although we maintain hazardous material insurance coverage under our general insurance policy, it is limited in both the scope and amount of coverage. We cannot assure you that our policy would be sufficient to cover any claims. Any substantial unexpected costs we may incur could significantly harm our financial condition and results of operations.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, may result in fines and penalties and loss of licensure, and have a material adverse effect upon our business.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as regulations relating to the safety and health of laboratory employees. Our laboratory is subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

Failure to comply with federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on its business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

Risks Related to Intellectual Property

Our ability to protect our proprietary technology, which is vital to our business, is uncertain, and if we are unable to obtain or enforce our intellectual property rights, our competitors may develop and market products or services with similar features to ours.

Our commercial success, competitive position and amount of future income will depend in part on obtaining and maintaining patent, trademark and trade secret protection for our branded pharmaceuticals, our diagnostic tests or any other proprietary products, technologies or services that we are developing or may develop, in-license or otherwise acquire in the future. Our success will also depend on whether we are able to successfully assert or use these intellectual property rights against infringing competitors. We will only be able to protect our products, technologies and services from unauthorized use by third parties to the extent that valid and enforceable patents, trademarks or trade secrets cover them.

Our policy is to seek patent protection and enforce the intellectual property rights we own and license. We cannot assure you that patent applications we submit and have submitted will result in patents being issued. If a patent application is made that qualifies as a joint invention, the joint inventor or his or her employer may have rights in the invention. We cannot assure you that a third party will not infringe upon, design around or develop uses not covered by any patent issued or licensed to us or that these patents will provide any measure of commercial exclusivity. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office, or the USPTO, or invalidated in legal proceedings.

Moreover, we believe that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws and, accordingly, our patent position may be stronger in the United States than abroad. Foreign patents may be more difficult and/or expensive to defend and/or the remedies available may be less extensive than in the United States. Various countries limit the subject matter that can be patented and limit the ability of a patent owner to enforce patents in the medical and other related fields. This may limit our ability to obtain or utilize those patents internationally.

Patent applications in the United States are maintained in secrecy until at least 18 months after the filing of the application with the USPTO and, since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, we cannot be certain that we were the first creator of the inventions covered by pending patent applications or the first to file patent applications on those inventions. We cannot assure you that any of the pending patents for which we have filed applications will be issued, or, if issued, whether the scope of the claims allowed will be sufficient to protect our products, technologies and services.

Several pharmaceutical and diagnostic companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others may file patent applications and may receive patents that may overlap or conflict with patents or patent applications we have obtained or licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those owned by or licensed to us. Litigation or other patent office proceedings to establish the validity of patents, to defend against patent infringement claims of others and to assert patent infringement claims against others can be expensive and time-consuming even if the outcome is favorable to us. If the outcome is unfavorable to us, this could have a material adverse effect on our business. Furthermore, we intend to collaborate to develop new microRNA-based diagnostic tests and the microRNA field is new and developing. Accordingly, there is significant uncertainty about what patents will be issued and what their claims may cover. There may be significant litigation and other proceedings, such as interference proceedings and opposition proceedings relating to patent rights in the microRNA field. We have taken and may, in the future, take steps to enhance our patent protection, but we cannot assure you that these steps will be sufficient or that, if unsuccessful, our patent protection will be adequate.

The patent positions of pharmaceutical and diagnostic companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Key questions of patent law underlying pharmaceutical and diagnostic patents remain unresolved or in flux in the United States and even more so outside the United States. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the validity or scope of enforceability of claims that may be allowed in our patents or in third-party patents.

The degree of future protection afforded by our proprietary rights is uncertain, because legal means provide only limited protection that may not be adequate to protect our rights or permit us to gain or keep our competitive advantage. For example:

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we, or the parties from whom we have acquired or licensed patent rights, may not have been the first to file the underlying patent applications or the first to make the inventions covered by such patents;

•	the named inventors or co-inventors of patents or patent applications that we have licensed or acquired may be incorrect, which may give rise to inventorship disputes or invalidate the patents;

•	others may independently develop similar or alternative technologies or duplicate any of our products, technologies or services or design around our patents;

•	it is possible that none of the pending patent applications licensed to us will result in issued patents;

•	the issued patents covering our products, technologies or services may not provide us with any competitive advantages;

•	the issued patents may be challenged, invalidated, circumvented or rendered unenforceable;

•	issued patents covering our products, technologies or services may ultimately be deemed or adjudicated as obvious, anticipated and/or otherwise invalid;

•	the issued patents may be subject to re-examination which could result in a narrowing of the scope of claims or cancellation of claims found unpatentable;

•	we may not develop or acquire additional proprietary technologies that are patentable;

•	our trademarks may be invalid or subject to a third party’s prior use; or

•	our ability to enforce our patent rights will depend on our ability to detect infringement, and litigation to enforce patent rights is costly and time-consuming.

The terms of marketing and patent exclusivities for the two U.S. patents covering Entocort EC expire in May 2011 and January 2015, respectively. Therefore, even if we are able to extend our exclusive contractual right with AstraZeneca to promote Entocort EC beyond 2010, Entocort EC may face increased competition from generic products upon the expiration of either of the patents. Additionally, the U.S. patents covering Helidac expire in October 2010, April 2012 and February 2014; and the five U.S. patents covering Lotronex expire in May 2011, January 2013, January 2018, October 2018 and October 2018. We have submitted one of the Lotronex method of use patents, which expire in October 2018, to re-examination in the United States Patent and Trademark Office in view of references that raise a new question of patentability. Only the compound method of use patent is listed in FDA’s Orange Book. In the United States, Colal-Pred is covered by one issued patent that expires in March 2011. In addition, a separate pending application exists in the United States, Canada and Mexico which covers Colal-Pred, and if issued, would expire in February 2023. Proleukin is covered by two key U.S. patents which expire in November 2012 and October 2015. The initial term of the distribution and promotion agreement with Novartis granting us exclusive rights to commercialize Proleukin expires at the end of January 2016, but may be extended at Prometheus’ option for up to six additional one-year periods subject to the payment of an annual renewal fee. In the event that we elect to extend the term of the distribution and promotion agreement beyond January 2016, Proleukin may face increased competition from generic products upon expiration of either of the above U.S. patents.

We also rely on trade secrets to protect our products, technology and services, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets can be difficult to protect. While we use commercially reasonable efforts to protect our trade secrets, our licensors, employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose such trade secret information to third parties and competitors. We attempt to protect our proprietary technology in large part by entering into confidentiality and non-disclosure agreements with our employees, consultants and other contractors. We cannot assure you, however, that these agreements will not be breached, that we will have adequate remedies for any breach or that competitors will not know of, or independently discover, our trade secrets. We cannot assure you that others will not independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of our products, technologies, services or know-how or require licensing and the payment of significant fees or royalties by us in order to produce our products, technologies or services. Moreover, we cannot assure you that our technology does not infringe upon any valid claims of patents that other parties own. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop or acquire equivalent knowledge, methods or know-how.

If our licensors or we fail to obtain or maintain patent protection or trade secret protection for our products, technologies, services or any other product candidate we may in-license or acquire, third parties could use our proprietary information, which could impair our ability to compete in the market and adversely affect our ability to generate revenues and maintain profitability.

Two companies each submitted an Abbreviated New Drug Application, or ANDA, to the FDA containing a Paragraph IV patent certification for Entocort EC in the first half of 2008, indicating that each company intends to market a generic version of Entocort EC prior to the expiration of one or both patents covering the product.

In the first half of 2008, Barr Laboratories, Inc. and Barr Pharmaceutical, Inc., or Barr, which was acquired by Teva Pharmaceutical Industries Ltd. in December 2008, and Mylan Pharmaceutical, Inc., or Mylan, each submitted an ANDA containing a Paragraph IV patent certification for Entocort EC pursuant to the Hatch-Waxman Act. We have the exclusive right to distribute, market and sell Entocort EC in the United States under an agreement with AstraZeneca which currently runs through December 31, 2010. In the United States, Entocort EC is protected by two patents, the term of exclusivity for which expires in May 2011 and January 2015, respectively. The submission of the ANDAs containing the Paragraph IV certification indicates that each party intends to market a “generic equivalent” of Entocort EC prior to the expiration of one or both patents covering the product. Under the Hatch-Waxman Act, an ANDA applicant who files a Paragraph IV certification is required to notify the owner of the patent and the holder of the NDA for the listed drug, which notice must include a detailed statement of the factual and legal basis for the ANDA applicant’s opinion that the patent is not valid or will not be infringed by introduction into the market of the proposed generic product. Both of the patents covering Entocort EC are owned by an affiliate of AstraZeneca.

The submission of an ANDA for a drug product claimed in a patent is an act of infringement, and therefore the ANDA applicant may be sued for patent infringement upon the NDA holder or patent holder’s receipt of notification that the ANDA with the Paragraph IV certification has been submitted to the FDA. A lawsuit for patent infringement filed within 45 days of receipt of notice of the Paragraph IV certification automatically triggers a 30-month stay (commencing the date of receipt of notice), during which the FDA may not give final approval of the ANDA application, unless there is a judicial determination or settlement of the patent dispute prior to the expiration of such 30 month period.

Under our agreement with AstraZeneca, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement on the patents covering Entocort EC. AstraZeneca has received a notification from each ANDA applicant and AstraZeneca has filed separate suits against Barr and Mylan for patent infringement. Subject to receiving an earlier issued judicial determination or settlement of the patent dispute, we believe that the 30-month stay for Barr will expire in October 2010 and the 30-month stay for Mylan will expire in December 2010. Pursuant to FDA rules and regulations, the first ANDA filer will have a 6-month period of exclusivity from the date it launches its generic product during which all other ANDA filers will not be allowed to market or sell their generic product. We believe that Barr was the first ANDA filer but we have not been able to confirm this belief.

If a generic version of Entocort EC is launched while we have the right to distribute and market Entocort EC, it could adversely affect our ability to successfully execute our business strategy to maximize the value of Entocort EC and would likely negatively impact our financial condition and results of operations. In addition, while AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of an infringement or threatened infringement of the patents, we are required during the term of our agreement with AstraZeneca, upon AstraZeneca’s reasonable request and at AstraZeneca’s cost, to use diligent efforts to assist AstraZeneca in its actions, in which case any litigation may prove to be time-consuming and distracting to management, which could have a material adverse effect on our business. We have limited, if any, control over the amount or timing of resources that AstraZeneca devotes on our behalf or the priority they place on defending and maintaining these patent rights. Our business may suffer if AstraZeneca fails to prevent infringement by the ANDA applicant, or if the subject patents are found to be invalid.

We also rely on our licensors to protect our patent rights, and if our licensors fail to adequately protect and enforce such rights or if we do not have exclusivity for the marketing of our products or services, our ability to gain exclusivity for our products or services could suffer.

Our distribution agreement with AstraZeneca grants us the exclusive right for the promotion and sale in the United States of Entocort EC, our leading pharmaceutical product. In addition, we have licensed a number of patents, including patents related to Proleukin and our IBD Serology 7, thiopurine management and oncology diagnostic tests, with respect to which we depend substantially on third parties to protect and enforce the proprietary rights covering these patents and diagnostic tests. With regard to some of these proprietary rights, we have limited, if any, control over the amount or timing of resources that such parties devote on our behalf or the priority they place on obtaining and maintaining these patent rights, prosecuting these patent applications to our advantage and enforcing any issued patents against infringement by third parties. Our business may significantly suffer if one or more of these agreements terminates or expires, if we or any of our licensors fail to abide by the terms of such agreements or fail to prevent infringement by third parties, or if the subject patents are found to be invalid. Without the protection of the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. We license Colal-Pred from Alizyme and our oncology diagnostic tests from Rosetta Genomics, both of which are located outside of the United States, and we may seek agreements in the future with other companies located outside of the United States. In the event of the insolvency of one of these companies, foreign insolvency law may not protect our proprietary rights under these agreements in the same manner as United States law. On July 21, 2009, we filed a complaint against Alizyme in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with us, as a result of its failure to conduct certain pre-clinical studies which are necessary in order to obtain regulatory approval for the sale of Colal-Pred in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009, Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred. Failure to take appropriate steps to protect against infringement of intellectual property rights could jeopardize our ongoing efforts to promote them and could adversely affect our ability to generate revenues and maintain profitability.

If our licenses are terminated for any of our products, product candidates or diagnostic testing services, we may not be able to continue developing or offering such products or services. In addition, if we breach the terms of the distribution agreements with AstraZeneca or Novartis, the license agreement with Rosetta Genomics or any of our other licenses, or otherwise lose our rights under these agreements (including as a result of the administration or potential liquidation of Alizyme discussed above), we may be unable to continue developing and selling our products, including, without limitation, Entocort EC, Colal-Pred and Proleukin. AstraZeneca or others may dispute the scope of our rights under the distribution agreement, and our licensors or others may dispute the scope of our rights under our licenses. AstraZeneca may breach the terms of the distribution agreement or, similarly, the licensors under our licenses may breach the terms of their respective licenses. Any such breach could materially and adversely affect our ability to generate revenues and profitability and, if not cured, may result in the termination of the applicable agreement. In addition, under the distribution agreement, AstraZeneca has the right to require us to discontinue promoting Entocort EC in the event of a claim by a third party that the sale of the product infringes a third party’s patents in the United States.

If the use or sale of our technologies or the manufacture or sale of certain products or services infringe the intellectual property rights of third parties, we may incur substantial liabilities and be unable to commercialize products or services based on these technologies in a profitable manner, if at all.

Other companies may have or may acquire patent rights that they could enforce against us. If they do so, we may be required to alter our technologies, pay licensing fees or cease activities. If our products, technologies or services infringe the patent rights of others, they could bring legal action against us or our licensees, suppliers, vendors, resellers, distributors, customers or collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products, technologies or services.

Because patent applications can take many years to issue, there may be currently pending applications unknown to us or reissue applications that may later result in issued patents upon which our products, technologies or services may infringe. There could also be existing patents of which we are unaware that our products, technologies or services may infringe. In addition, if third parties file patent applications or obtain patents claiming products, technologies or services also claimed by us in pending applications or issued patents, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our filed foreign patent applications.

If a third party claims that we infringe its proprietary or intellectual property rights, it could cause our business to suffer in a number of ways, including:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit, the third party’s patent is ultimately invalid or we are ultimately found to have not infringed;

•	we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a third party’s patent;

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we may be ordered by a court to stop making, selling or licensing our products or services without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and

•	we may have to redesign our product so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial investment or time.

If any of these events occur, our business could suffer and the market price of our common stock may decline.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

If we are involved in intellectual property claims and litigation, the proceedings may divert and consume our resources and subject us to significant liability for damages, substantial litigation expense and/or the loss of our proprietary rights.

Litigation may be necessary to assert or defend against infringement claims, enforce our issued and licensed patents, protect our trade secrets or know-how or determine the enforceability, scope and validity of the proprietary rights of others. Our involvement in intellectual property claims and litigation could:

•	divert and consume existing management, legal, scientific and financial resources;

•	subject us to significant liabilities;

•	allow our competitors to market competitive products or services without obtaining a license from us;

•	cause product shipment delays and lost sales;

•	require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or

•	force us to discontinue selling or to modify our products, to discontinue providing services, or to cease developing new products or services.

There can be no assurance that any such litigation will result in a favorable outcome to us. Additionally, at times, other commercial laboratories that are also our customers have used assays that we believe infringe the patents underlying our licenses. When this occurs, commencing litigation, or otherwise accusing our customers of infringement, may cause them to reduce or eliminate the number of assays that they refer to us.

For a description of current litigation involving our intellectual property, see “Business—Legal Proceedings.”

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees or consultants were previously employed at universities or other diagnostic or biotechnology companies, including our current and potential competitors. Although we are not aware of any claims currently pending against us, we may be subject to claims that these employees, consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or both.

If we cannot obtain intellectual property owned by third parties that we desire to use or incorporate into new products we plan to develop, we may not be able to develop or commercialize these future products.

As part of our business strategy, we regularly consider and, as appropriate, may make acquisitions or purchases of technologies, products, assets and businesses that we believe are strategically desirable or complementary to our business. As part of this strategy, we may develop additional diagnostic tests or acquire the rights to additional pharmaceutical products. The technology that we ultimately may use in the development and commercialization of these future products may be protected by patent and other intellectual property rights owned by third parties. If we are unable to obtain rights to use necessary third-party intellectual property under commercially reasonable terms, or at all, we may be unable to develop these products, and this could harm our ability to expand our commercial product offerings and to generate additional revenue from these products.

Under our distribution agreement with AstraZeneca, we do not have the right to determine what action will be taken in the event of any infringement of the ENTOCORT® trademark.

We have the exclusive right to distribute, market and sell Entocort EC in the United States and to use the trademark, ENTOCORT®, under our distribution agreement with AstraZeneca. We believe the protection of the ENTOCORT® trademark is critical to the commercial success of Entocort EC and to our competitive position. Under the distribution agreement, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement on the above patents or the trademark. We cannot be certain that AstraZeneca will take any action in the event of an infringement or a threatened infringement of the trademark. If AstraZeneca does not adequately protect the ENTOCORT® trademark from infringement, any goodwill that has been developed in that mark may be lost or impaired.

Many of our diagnostic products and services depend upon third-party computer software.

Many of our diagnostic products and services use, are based upon or incorporate third-party or “open source” computer software. If we are unable to maintain or obtain a license to such software or keep any “open source” proprietary or if software is found to contain errors that cannot be fixed, then we may be unable to offer these diagnostic products and services, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Risks Related to Our Finances and Capital Requirements

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our operating results will be affected by numerous factors, including:

•	acquisitions and sales of new products, technologies or businesses;

•	expenditures incurred to acquire and promote additional products, technologies or businesses;

•	changes in our relationships with any collaborators;

•	competitive pricing pressures and general economic and industry conditions which affect customer demand;

•	the introduction of new products by us or our competitors;

•	a changing customer base;

•	changes in sales and marketing expenditures;

•	the mix of products that we sell during any time period;

•	changes in treatment practices of physicians that currently prescribe our products;

•	changes in third-party insurance coverage and reimbursement policies;

•	supply interruptions;

•	varying levels of research and development expenditures due to the timing of validation studies and clinical trials and related costs, among other factors;

•	expenditures as a result of legal actions and the outcome of any such legal action;

•	the impairment and write-down of intangibles or other assets;

•	federal, state or international regulatory actions;

•	additions or departures of key personnel;

•	implementation of new or revised accounting or tax rules or policies;

•	termination or expiration of, or the outcome of disputes relating to, patents, license agreements, trademarks and other rights;

•	the timing and amount of milestone payments by us;

•	increases in insurance rates for existing products and the cost of insurance for new products; and

•	timing of revenue recognition related to licensing agreements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may require additional funding, and our future access to capital is uncertain. Insufficient funds could cause us to delay, scale back or choose not to pursue some or all of our potential product acquisitions and licensing opportunities.

We believe that our available cash balances, existing borrowing capacity under our revolving line of credit, anticipated cash flows from operations and the proceeds we receive from the exercise of stock options and this offering will be sufficient to support our current operating needs for the foreseeable future. However, our business can change unpredictably due to a variety of factors, including competition, regulation, legal proceedings or other events, which could impact our funding needs or our cash flow from operations. In addition, our estimates of the funds necessary to develop and commercialize new diagnostic tests or therapeutic products may be inaccurate or we may acquire products or other assets in the future, in each case which could require additional funds. Furthermore, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Accordingly, we could seek additional funding through public or private financing, including equity and debt offerings. Adequate funds, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. For example, recent factors impacting the availability and the cost of credit include: the U.S. mortgage market, a declining residential real estate market in the U.S., high unemployment, inflation, energy costs and geopolitical issues. Domestic and international capital markets have also experienced heightened volatility and turmoil over the last year and a half making it more difficult to raise capital through the issuance of equity securities. Furthermore, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Insufficient funds could cause us to delay, scale back or choose not to pursue some or all of our potential product acquisitions and licensing opportunities.

Raising additional capital may cause dilution to existing stockholders, restrict our operations or require us to relinquish rights.

We may seek the additional capital necessary to fund our operations through public or private equity offerings, debt financings, and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted and the terms may include liquidation or other preferences or rights that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or products, or grant licenses on terms that are not favorable to us.

We are a holding company with no business operations of our own and depend on our subsidiaries for cash.

We are a holding company with no significant business operations of our own. Our business operations are conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends, if any. Accordingly, our ability to repay our indebtedness, fund operations and pay dividends, if any, to our stockholders is dependent on the earnings and the distributions of funds from our subsidiaries. Our credit agreement significantly restricts our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. In addition, our subsidiaries are permitted under our credit agreement to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

Our indebtedness could adversely affect our financial health.

As of December 31, 2009, we had $210.0 million of indebtedness. Our existing indebtedness could:

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures and general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy other debt obligations we may incur in the future;

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require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	expose us to higher interest expense in the event of increases in interest rates because our indebtedness under our credit agreement bears, and future borrowings may bear, interest at a variable rate.

For a description of our credit agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments.”

Covenants in our credit agreement may limit our ability to operate our business.

Under the credit agreement we entered into on December 21, 2009, we are subject to certain affirmative and negative covenants, including limitations on our ability: to grant liens; to make investments; to create, incur, assume, guarantee or be liable with respect to certain indebtedness; to merge, dissolve, liquidate or consolidate our business; to convey, sell, transfer, license, lease or otherwise dispose of assets; to pay dividends and make certain other restricted payments; or to enter into any sale lease-back transactions. We are also subject to certain covenants that require us to maintain certain financial ratios and are required under certain conditions to make mandatory prepayments of outstanding principal.

As a result of these covenants and ratios, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs. In addition, if we default under the credit agreement because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable, which would negatively impact our liquidity and reduce the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes.

Our failure to comply with covenants under our indebtedness could lead to a breach of our distribution and promotion agreement with Novartis relating to Proleukin.

Our distribution and promotion agreement with Novartis relating to our right to distribute, market and sell Proleukin in the United States contains cross default provisions that specify that the occurrence of certain types of financing defaults by us with respect to certain types of indebtedness will be deemed to be a material breach of that agreement by us. Generally, these financing defaults may arise if (1) we fail to make payments on that indebtedness when due, including payments of deferred purchase price of property or services, lease obligations and guarantees but excluding accounts payable arising in the ordinary course of business, (2) events or conditions arise and remain uncured by us on indebtedness for borrowed money for more than a specified period of time that would accelerate, or permit the acceleration of, the maturity date of that indebtedness or (3) indebtedness for borrowed money is declared to be due and payable or is required to be repaid prior to its maturity date, excluding required prepayments not due to a breach or default under such debt agreements. Novartis has the right to terminate the distribution and promotion agreement immediately upon the occurrence of a financing default and for a period of 30 days thereafter. This termination will be effective irrespective of whether the financing default is subsequently cured or waived. If the agreement is terminated by Novartis due to our material breach, we will be subject to a restriction which would prevent us from distributing, marketing or selling any pharmaceutical product for the treatment of renal cell carcinoma and/or melanoma in the licensed territory for a specified period of time following the date of termination. Termination by Novartis due to our breach could have a material adverse effect on our results of operations and cash flows and in turn would be a separate default under our current credit agreement.

Impairment of our significant long-lived assets may reduce our profitability.

Our long-lived assets consist of property, equipment, acquired and licensed product rights, patents and trademarks. We regularly review the carrying amount of our long-lived assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business and significant negative industry or economic trends. If the carrying value of the asset exceeds projected undiscounted cash flows, the asset will be written down to its fair value, which could result in an impairment of our long-lived assets. Any impairment of our long-lived assets in the future may reduce our profitability and have a material adverse effect on our results of operations and financial condition. Our net long-lived assets were $333.4 million at December 31, 2009.

Our results of operations and liquidity needs could be materially affected by market fluctuations and economic downturn.

Our results of operations could be materially affected by economic conditions generally, both in the U.S. and elsewhere around the world. Recently, concerns over the availability and cost of credit, the U.S. mortgage market, a declining residential real estate market in the U.S., inflation, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic recession and fears of a possible depression. Domestic and international capital markets have also been experiencing heightened volatility and turmoil. These events and any future market upheavals may have an adverse effect on us. In the event of a market downturn, our results of operations could be adversely affected by those factors in many negative ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, we cannot be assured that we will not experience losses on these deposits.

In addition, the weakening of the national economy and the recent reduced availability of credit may have decreased the financial stability of our customers. As a result, it may become more difficult for us to collect our accounts receivable or it may take us longer for us to collect our accounts receivable. If these conditions continue, our operating cash flow and results of operations could be adversely affected.

Risks Relating to Securities Markets and Investment in Our Stock

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us, the selling stockholders and the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations are the history and prospects for the industry in which we compete, market valuations of other companies that we and the representative of the underwriters believe to be comparable to us, prospects for our future earnings, the present state of our development and other factors deemed relevant. See “Underwriting” for additional information.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock in this offering will be considerably more than the net tangible book value per share of our outstanding common stock following the completion of the IPO reorganization. Investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, investors will:

•

incur immediate dilution of $            per share, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, assuming the automatic conversion of the convertible preferred stock of Prometheus Laboratories Inc. and the IPO reorganization; and

•

contribute    % of the total amount invested to date to fund our company based on an assumed initial offering price to the public of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, but will own only    % of the shares of common stock outstanding after the offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

We believe that our existing cash, cash equivalents and marketable securities, together with the borrowing capacity under our credit agreement will be sufficient to meet our projected operating requirements for the foreseeable future. However, because we may need to raise additional capital in the future, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options or warrants and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We expect that the price of our common stock will fluctuate substantially.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our common stock following this offering. The price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	fluctuations in our operating results;

•	acquisitions and sales of new products, technologies or businesses;

•	regulatory developments affecting any development-stage product candidates;

•	the outcome of legal actions to which we are party;

•	additions or departures of key personnel;

•	announcements concerning product development results or intellectual property rights of others;

•	approvals or disapprovals of regulatory filings we have submitted;

•	changes in regulatory laws and regulations in the United States or announcements relating to these matters;

•	new legislation in the United States relating to the sale or pricing of pharmaceuticals;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities; and

•	economic and other external factors, including disasters and other crises.

The realization of these or any of the risks described in these “Risk Factors” could have a dramatic and material adverse impact on the market price of our common stock.

Fluctuations in the value of the Euro could negatively affect the amount of any potential revenues under our non-exclusive research and collaboration agreement with Bayer.

Payments that Bayer is obligated to pay us under our research and collaboration agreement are denominated in Euros. Our reporting currency is the U.S. dollar. As a result, we are exposed to foreign exchange risk, and any future revenues we report as a result of these payments may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the Euro based upon the exact timing of when such payments become due, if at all. A significant appreciation in the U.S. dollar relative to the Euro will result in lower revenues under this agreement. We currently have not entered into any foreign currency hedging contracts to reduce the effect of any adverse changes in foreign currency exchange rates.

Approximately    % of our outstanding common stock has been deposited into a voting trust, which could affect the outcome of stockholder actions.

Before completion of this offering, approximately            shares of our common stock owned by affiliates of Credit Suisse Securities (USA) LLC, representing approximately    % of our common stock then outstanding, will become subject to a voting trust agreement pursuant to which the shares will be voted by an independent voting trustee.

The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter. The voting trust agreement does not provide any criteria that the trustee must use in determining whether or not to vote on a matter. If the trustee votes the shares on any matter subject to a stockholder vote, including proposals involving the election of directors, changes of control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by our other stockholders. As long as these shares continue to be held in the voting trust, if the trustee determines to vote the shares on a particular matter, the voting power of all other stockholders will be magnified by the operation of the voting trust. With respect to matters such as the election of directors, Delaware law provides that the requisite stockholder vote is based on the shares actually voted. Accordingly, with respect to these matters, the voting trust will make it possible to control the “majority” vote of our stockholders with only     % of our outstanding common stock. In addition, with respect to other matters, including the approval of a merger or acquisition of us or substantially all of our assets, a majority or other specified percentage of our outstanding shares of common stock must be voted in favor of the matter in order for it to be adopted. If the trustee does not vote the shares subject to the voting trust on these matters, the effect of the non-vote would be equivalent to a vote “against” the matter, making it substantially more difficult to achieve stockholder approval of the matter. See “Description of Capital Stock—Voting Trust Agreement” for more information regarding the voting trust agreement.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from this offering will in part be used to repay debt and may be used for working capital purposes and for other general corporate purposes, including to finance in-licensing or acquisition opportunities, the research and development of new products, sales and marketing activities and other capital expenditures. Although we may also use a portion of the net proceeds to in-license or acquire complementary products or to acquire or to enter into collaborations with complementary businesses, we have no current binding commitments or agreements to do so. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have            outstanding shares of common stock based on the number of shares outstanding as of December 31, 2009, after giving effect to the automatic conversion of all of the shares of the preferred stock of Prometheus Laboratories Inc. outstanding as of December 31, 2009 into shares of its common stock in connection with this offering and the conversion of all shares of Prometheus Laboratories Inc. common stock into shares of our common stock in connection with the IPO reorganization. See “Certain Relationships and Related Party Transactions—IPO Reorganization.” This also includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,            shares are currently restricted as a result of securities laws or lock-up agreements but will be available for resale in the public market as described in the “Shares Eligible for Future Sale” section of this prospectus. As a result of the lock-up agreements between our underwriters and our security holders and the provisions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	shares are eligible for sale under Rule 144 as of the date of this prospectus;

•	shares will be eligible for sale under Rule 701 upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus;

•

shares will be eligible for sale under Rule 144 upon the expiration of the lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, beginning as soon as 180 days after the date of this prospectus;

•

shares will be eligible for sale under Rule 144 upon expiration of the lock-up agreements without volume limitations, manner of sale requirements or other restrictions, beginning as soon as 180 days after the date of this prospectus;

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon exercise of outstanding warrants, upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus.

Moreover, after this offering, holders of approximately            shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will continue following this offering and will terminate on April 30, 2011, or for any particular holder with registration rights who holds less than 1% of our outstanding capital stock and less than 100,000 shares of our capital stock. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. In addition to the foregoing, certain of our stockholders may enter into Rule 10b5-1 plans to sell shares of our common stock during the term of the lock-up agreements, but no sales may take place until the expiration of the lock-up agreements.

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

Immediately following this offering, our executive officers and directors and their affiliates will together control approximately    % of our outstanding common stock. As a result, these stockholders will collectively be able to significantly influence all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of some stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change in control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company or changes in our Board of Directors that our stockholders might consider favorable. Some of these provisions include:

•	a Board of Directors divided into three classes serving staggered three-year terms, such that not all members of the Board of Directors will be elected at one time;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the chairman of our Board of Directors, our president or by a majority of the members of our Board of Directors;

•	advance notice requirements for stockholder proposals and nominations;

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation; and

•	the authority of the Board of Directors to issue preferred stock on terms determined by the Board of Directors without stockholder approval.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by the then-current Board of Directors, including to delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change in control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

We have never paid dividends on our capital stock, and because we do not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our stock.

We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Furthermore, our credit agreement restricts our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	our dependence on a highly-concentrated product line and a single market;

•	changes in the price of, or demand for, our leading pharmaceutical product, ENTOCORT® EC (budesonide) Capsules, or our leading diagnostic products;

•	the expiration of our exclusive right to promote Entocort EC;

•	the potential for a change in control event under our distribution agreement with AstraZeneca LP which may result in termination of our exclusive right to promote Entocort EC;

•	our ability to achieve expected sales of PROLEUKIN® (aldesleukin) for injection and maintain a reliable supply of the product;

•	our ability to achieve expected sales of LOTRONEX® (alosetron hydrochloride) Tablets and maintain a reliable supply of the product;

•	our ability to successfully expand our business through increased strategic product or technology in-licensings or acquisitions or through development of proprietary diagnostic products;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to successfully commercialize our recently acquired oncology diagnostics;

•	the risk of side effects of Lotronex or any other product candidates;

•	the competitive environment in which we operate;

•	the effect of government regulations and changes in laws, regulations and policies governing the pharmaceutical and diagnostic industries;

•	our ability to continue to secure collaborators or partners;

•	competition from generic products for our branded pharmaceutical products;

•	our reliance on third parties for the manufacture and supply of all of the pharmaceutical products we offer;

•	our ability to secure alternative manufacturers of our pharmaceutical products or active pharmaceutical ingredients in the event that our agreement with any single source manufacturer is terminated;

•	our ability to maintain coverage and reimbursement for any of our pharmaceutical or diagnostic products;

•	our reliance on a limited number of wholesale pharmaceutical distributors for a majority of our pharmaceutical sales;

•	our ability to protect the intellectual property covering our products and the outcome of existing litigation to enforce the intellectual property covering our products; and

•	the prospect of acquiring other pharmaceutical product candidates in clinical development.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $            million from the sale of the shares of common stock offered by us in this offering, or appropriately $            million if the option to purchase additional shares is exercised in full, in each case based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease the net proceeds to us from this offering by approximately $            million, or approximately $            million if the option to purchase additional shares is exercised in full, in each case assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The principal purposes for this offering are to create a public market for our common stock and to increase our ability to access the capital markets in the future. In addition, under our current credit agreement, we are required to use 50% of the net proceeds of this offering as a prepayment on the outstanding principal balance of our loan. As of December 31, 2009, we had $210.0 million in outstanding borrowings under this credit agreement, with a weighted average interest rate of 5.4%. $185.0 million of these borrowings were used to fund an up-front payment of the acquisition of our rights to Proleukin and the remainder will be used for working capital and other general corporate purposes. The loans mature and the credit agreement terminates in December 2013. We intend to use the remaining net proceeds of this offering after such repayment for working capital purposes and other general corporate purposes, including to finance in-licensing and acquisition opportunities, the research and development of new products, sales and marketing activities, and capital expenditures. However, the use of net proceeds for such purposes is uncertain at this time, and the amounts and timing of our actual expenditures may vary significantly from our expectations depending on numerous factors, including our results of operations, financial condition and capital requirements. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

Although we may also use a portion of the net proceeds to in-license or acquire complementary products or to acquire or to enter into collaborations with complementary businesses, we have no current binding commitments or agreements to do so.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement restricts us from paying any cash dividends to our stockholders. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our Board of Directors deems relevant.

CAPITALIZATION

The following table presents a summary of our capitalization per our balance sheet as of December 31, 2009 on an actual basis and on a pro forma as adjusted basis assuming:

•

the automatic conversion of all outstanding shares of the preferred stock of Prometheus Laboratories Inc. into 35,415,856 shares of common stock at the close of business on the day immediately preceding the completion of this offering;

•	the consummation of the IPO reorganization described elsewhere in this prospectus; and

•

the issuance and sale by us of            shares of common stock in this offering and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, and the application of 50% of the net proceeds of this offering as a mandatory prepayment on the outstanding principal balance of our borrowings under our credit agreement.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections entitled “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—IPO Reorganization” and the consolidated financial statements of Prometheus Laboratories Inc. and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma as Adjusted(1)
	(in thousands, except share amounts and par values)
Long-term debt(2)	$178,500	$
Stockholders’ Equity:
Prometheus Laboratories Inc.
Preferred stock, $0.001 par value: 36,000,000 shares authorized, 35,415,856 convertible preferred shares issued and outstanding; no shares authorized, issued or outstanding, pro forma as adjusted	35		—
Common stock, $0.001 par value; 60,000,000 shares authorized, 9,370,773 shares issued and outstanding; 1,000 shares authorized, shares issued and outstanding, pro forma as adjusted	9
Prometheus Laboratories Holdings, Inc.
Common stock, no par value; 1,000 shares authorized issued and outstanding; 1,000 shares authorized issued and outstanding, pro forma as adjusted.	—
Prometheus RxDx, Inc.
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no preferred shares issued and outstanding; 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—		—
Common stock, $0.001 par value; 200,000,000 shares authorized, 1,000 shares issued and outstanding; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	116,359
Accumulated other comprehensive income	(500)
Retained earnings	92,241

Total stockholders’ equity	208,144

Total capitalization	$386,644

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $ million, $ million and $ million, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

(2)	We have $50.0 million in revolving loans available to us under a credit agreement. No revolving loans were outstanding as of December 31, 2009.

The number of shares of common stock shown in the table above to be outstanding after the offering is based on the number of shares of Prometheus Laboratories Inc. common and preferred stock outstanding as of December 31, 2009. This number does not include:

•

9,375,429 shares of common stock reserved for future issuance upon the exercise of stock options outstanding under our 2000 Equity Incentive Award Plan at a weighted average exercise price of $4.51 per share;

•	2,400,000 shares of common stock reserved for future issuance under our 2009 Equity Incentive Award Plan;

•

600,000 shares of common stock initially reserved for future issuance under our 2009 Employee Stock Purchase Plan, which will become effective, subject to our Board of Directors’ discretion as to when and if to implement such plan, on the day prior to the date on which we become subject to the reporting requirements of the Exchange Act; and

•	439,371 shares of common stock reserved for future issuance upon the exercise of outstanding warrants at a weighted average exercise price of $1.75 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the historical net tangible book value per share of our common stock. As of December 31, 2009, our historical net tangible book value was $(113.6) million, or $(2.54) per share of common stock, based on 9,370,773 shares of our common stock outstanding, the assumed conversion of all outstanding shares of Prometheus Laboratories Inc. preferred stock into 35,415,856 shares of common stock and the consummation of the IPO reorganization. Our historical net tangible book value represents the amount of our total tangible assets reduced by the amount of our total liabilities.

After giving pro forma effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, and the application of 50% of the net proceeds of this offering as a mandatory prepayment on the outstanding principal balance of our borrowings under our credit agreement, our pro forma, as adjusted, net tangible book value as of December 31, 2009 would have been $            million, or $            per share of our common stock. This represents an immediate increase of net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2009	$(2.54)
Increase per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution to investors in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease our pro forma as adjusted, net tangible book value by approximately $            , our pro forma as adjusted net tangible book value per share by approximately $            per share and the dilution to investors in this offering by approximately $            per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted, net tangible book value per share after giving effect to this offering would be $            per share, and the dilution to investors in this offering would be $            per share.

The following table summarizes, as of December 31, 2009, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total effective cash consideration paid to us, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. The following table does not reflect the impact of the sale of shares by the selling stockholders.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(In thousands)
Existing stockholders before this offering	44,787%		$91,614%		$2.05
New investors participating in this offering(1)

Total		100.0%		$100.0%

(1)	Excludes shares to be sold by the selling stockholders to the new investors in this offering and for which we will not receive any proceeds.

Taking into account the sales by the selling stockholders of            shares, the number of shares held by existing stockholders, upon completion of this offering, will be            , or approximately    % of the total shares of common stock outstanding, and the number of shares held by new investors participating in this offering, upon completion of this offering, will be            , or approximately    % of the total shares of common stock outstanding.

Each $1.00 increase or decrease in the assumed public offering price of $             per share would increase or decrease total gross consideration paid by new investors, total gross consideration paid by all stockholders and the average price per share paid by all stockholders by $             million, $             million and $             per share, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus exclusive of the additional shares subject to the underwriters’ option to purchase, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own    % of the total number of shares of our common stock outstanding after this offering.

The discussions and tables above assume no exercise of the outstanding options or warrants with exercise prices that are below the assumed initial public offering price. To the extent any of these options or warrants are exercised, there will be further dilution to investors in the offering.

SELECTED FINANCIAL DATA

The following table summarizes certain of our selected consolidated financial data. The selected consolidated financial data as of and for each of the fiscal years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements of Prometheus Laboratories Inc. This prospectus does not include financial statements of Prometheus RxDx, Inc. or Prometheus Laboratories Holdings, Inc. because each has only been formed recently for the purpose of effecting the IPO reorganization and, until the consummation of the IPO reorganization, will hold no material assets and will not engage in any operations. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—IPO Reorganization” and the consolidated financial statements of Prometheus Laboratories Inc. and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands except per share amounts)
Consolidated Statement of Operations:
Net sales:
Pharmaceutical products(1)(2)	$83,965	$119,150	$143,655	$195,985	$256,777
Diagnostic testing services(3)	54,978	68,261	77,285	82,073	84,726

Total net sales	138,943	187,411	220,940	278,058	341,503

Operating expenses:
Cost of sales (excludes amortization of acquired product rights)	43,555	66,688	87,306	113,601	155,691
Selling, general and administrative	49,216	57,075	60,985	81,626	87,419
Research and development	3,712	4,622	13,024	14,628	21,787
Amortization of acquired product rights	3,255	3,255	3,255	12,057	13,568

Total operating expenses	99,738	131,640	164,570	221,912	278,465

Income from operations	39,205	55,771	56,370	56,146	63,038
Interest income	1,072	2,514	4,316	1,655	480
Interest income (expense)—warrants(4)	25	(2,015)	(31,085)	5,602	—
Interest expense—other(5)	(5,850)	(1,993)	(3,120)	(3,691)	(3,244)
Other income (expense), net	50	236	130	553	(2,240)

Income before income taxes	34,502	54,513	26,611	60,265	58,034
Provision (benefit) for income taxes	(2,055)	22,274	22,293	23,040	25,942

Income before cumulative effect of a change in accounting principle	36,557	32,239	4,318	37,225	32,092
Cumulative effect of a change in accounting principle(6)	(7,613)	—	—	—	—

Net income	28,944	32,239	4,318	37,225	32,092
(Accretion to) reversal of redemption value of redeemable convertible preferred stock	(5,458)	(5,161)	35,176	—	—

Net income attributable to common shareholders	$23,486	$27,078	$39,494	$37,225	$32,092

Net income per common share(7)
Basic	$0.24	$0.60	$—	$0.69	$0.61
Diluted	$0.19	$0.54	$—	$0.44	$0.44
Shares used to compute net income per common share(7)
Basic	9,348	9,692	10,004	9,542	9,041
Diluted	11,626	10,676	10,004	14,966	12,493
Pro forma net income per common share(7):
Basic					$0.72
Diluted					$0.67
Shares used to compute pro forma net income per common share(7):
Basic					44,457
Diluted					47,909

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$44,270	$78,291	$81,915	$96,686	$61,904
Working capital(8)	50,023	72,751	51,186	107,746	49,039
Total assets	130,570	167,331	261,025	284,837	504,863
Total long-term debt, less current portion	24,700	22,700	71,250	63,750	178,500
Redeemable preferred stock(9)	97,244	102,405	—	—	—
Total shareholders’ equity (deficit)(9)	(34,648)	(6,987)	104,970	170,928	208,144

(1)

We entered into an exclusive agreement with AstraZeneca LP for the marketing, sale and distribution of ENTOCORT® EC (budesonide) Capsules in the United States beginning January 1, 2005. Entocort EC sales are included in our operations since that date. In November 2007, we began selling LOTRONEX® (alosetron hydrochloride) Tablets in the United States under a distribution agreement with GlaxoSmithKline. In January 2008, we acquired Lotronex from GlaxoSmithKline and paid $80.0 million and issued 1,250,000 shares of Prometheus Laboratories Inc. common stock to GlaxoSmithKline. We also launched a generic mercaptopurine product through a third-party distributor in February 2004. See Notes 1 and 2 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(2)	The year ended December 31, 2009 reflects $3.7 million of allowances for managed care rebates related to the Department of Defense Tricare Retail Pharmacy program pursuant to a final rule that became effective on May 26, 2009 ($1.8 million relates to sales made during 2008 and $1.9 million relates to sales in 2009). See Note 1 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(3)	The year ended December 31, 2006 includes a $3.6 million increase in net sales as a result of a change in estimate. See Note 1 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(4)	Reflects the accretion or reversal of accretion of the redeemable warrants to their estimated fair value. See Note 9 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus.

(5)	Interest expense includes a prepayment penalty and the accelerated amortization of debt discount of $1.0 million for the early repayment of debt in the year ended December 31, 2005, respectively.

(6)	On the adoption of the FASB guidance for Distinguishing Liabilities from Equity, Prometheus Laboratories Inc. reclassified the fair value of its redeemable warrants as of July 1, 2005 as determined by its Board of Directors from shareholders’ equity to liabilities and the change in the fair value of the warrants since the date of issuance to June 30, 2005 was reported as a cumulative effect of a change in accounting principle in the statement of income. See Note 1 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus. Pro forma net income (loss) assuming this change in accounting principle was applied retroactively would have been $4.0 million, $(37.9) million and $36.3 million for 2003, 2004 and 2005, respectively.

(7)	See Note 1 to the consolidated financial statements of Prometheus Laboratories Inc. included elsewhere in this prospectus for an explanation of the net income and shares used in computing net income per share.

(8)	Working capital is calculated by subtracting total current liabilities from total current assets.

(9)	Prior to April 10, 2007, the holders of each series of the Series C, Series D and Series E Preferred Stock of Prometheus Laboratories Inc. could have also elected to have their shares redeemed by it for the applicable liquidation value. However, the holders of the Series C, Series D and Series E Preferred Stock did not exercise the redemption right during the election period which ended on April 10, 2007 and, as a result, there are no further redemption rights with respect to the Series C, Series D and Series E Preferred Stock. Accordingly, the Series C, Series D and Series E Preferred Stock were reclassified to shareholders’ equity as of that date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and the consolidated financial statements of Prometheus Laboratories Inc. and related notes appearing elsewhere in this prospectus and assumes the consummation of the IPO reorganization. This prospectus does not include financial statements of Prometheus RxDx, Inc. or Prometheus Laboratories Holdings, Inc. because each has only been formed recently for the purpose of effecting the IPO reorganization and, until the consummation of the IPO reorganization, will hold no material assets and will not engage in any operations. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a specialty pharmaceutical and diagnostic company committed to developing and commercializing novel pharmaceutical and diagnostic products to help physicians individualize patient care. We sell both pharmaceutical products and complementary diagnostic testing services. Historically, our products and services have focused on the detection, diagnosis and treatment of gastrointestinal diseases and disorders in the United States. We have experienced significant sales growth in both our pharmaceutical products and diagnostic testing services segments in 2007, 2008 and 2009 through the addition of new or improved products and services and through the growth of existing products and services. We expanded our sales force and began selling ENTOCORT® EC (budesonide) Capsules in 2005 under a distribution agreement with AstraZeneca LP, or AstraZeneca, significantly increasing our sales and selling, general and administrative costs to support the product. We also began selling LOTRONEX® (alosetron hydrochloride) Tablets in the United States in November 2007 under a distribution agreement with GlaxoSmithKline. Prior to 2005, our sales force principally promoted our diagnostic testing services.

Growth in our pharmaceuticals segment reflects the addition of Entocort EC in January 2005 and Lotronex in 2007. Our other pharmaceutical products principally consist of branded products that we do not promote as they no longer have any patent protection. Consistent with our expectations, sales of these products have and are expected to continue to decline as market share is lost to generics and competitive products. We also launched a generic pharmaceutical product, mercaptopurine, in February 2004 through a third-party distributor. As with other generic products, sales of mercaptopurine have declined each year since its introduction as additional generics have entered the market.

Since 2005, growth in our diagnostics segment has been principally driven by product improvements and the growth of our existing products. Our fastest growing testing services over the last three calendar years have been for inflammatory bowel disease, or IBD, and celiac disease. We introduced improvements to our testing services for both IBD and celiac disease in 2006.

In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline. Lotronex is a pharmaceutical product for the treatment of severe diarrhea-predominant irritable bowel syndrome, or IBS, in female patients who meet the conditions stated in the label. We sold Lotronex under an exclusive distribution agreement from November 1, 2007 until the acquisition was completed on January 4, 2008.

In December 2009, we acquired exclusive rights to distribute, promote and sell PROLEUKIN® (aldesleukin) for injection in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. We expanded our sales force and expect to incur additional costs for marketing and other supporting costs as a result of this acquisition from Novartis Vaccines and Diagnostics, Inc., or Novartis.

In March 2010, we entered into a non-exclusive collaboration agreement with Bayer Schering Pharma AG, or Bayer, pursuant to which we will develop diagnostic tests specifically tailored to oncology pharmaceutical compounds which Bayer has under development.

Our results of operations could be materially affected by economic conditions generally, both in the U.S. and elsewhere around the world. Issues related to the availability and cost of credit, the U.S. mortgage market, a declining residential real estate market in the U.S., inflation, energy costs and geopolitical issues have contributed to declining business and consumer activity and increased unemployment. The global economy experienced a significant economic recession during 2008 and early 2009. Domestic and international capital markets have also experienced heightened volatility and turmoil. These events may have an adverse effect on us. In the event of an additional market downturn, our results of operations could be adversely affected by those factors in many negative ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

As a result of volatility in the capital markets, the cost and availability of credit has been and may continue to be adversely affected by tighter credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. While improving, such conditions in the U.S. and international markets and economies may adversely affect our ability to obtain additional financing on terms acceptable to us, or at all. If these market conditions continue, they may limit our ability to timely replace maturing liabilities and to access the capital markets to meet liquidity needs.

IPO Reorganization

We were incorporated in Delaware in June 2009 and are a wholly-owned subsidiary of Prometheus Laboratories Inc. We do not have any operations. Prometheus Laboratories Inc. is undertaking a reorganization in connection with this offering as a result of which we will become a holding company for Prometheus Laboratories Holdings, Inc., which will in turn will be a holding company for Prometheus Laboratories Inc. Following the automatic conversion of Prometheus Laboratories Inc.’s preferred stock into shares of its common stock at the close of business on the day immediately prior to the completion of this offering and prior to the completion of this offering, Prometheus Laboratories Inc. will be merged with our recently formed subsidiary, Prometheus California Inc., with Prometheus Laboratories Inc. surviving the merger and continuing as our operating subsidiary. At the time of the merger, outstanding shares of the common stock of Prometheus Laboratories Inc. will be converted into the right to receive shares of our common stock on a one-for-one basis. In addition, we will assume the equity plans of Prometheus Laboratories Inc., the options and rights granted thereunder, as well as any outstanding warrants previously granted to purchase shares of capital stock of Prometheus Laboratories Inc., all on a one-for-one basis and on the same terms and conditions. See “Certain Relationships and Related Party Transactions—IPO Reorganization.”

Critical Accounting Policies, Estimates and Assumptions

The preparation and presentation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to establish policies and to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Accounting assumptions and estimates are inherently uncertain and actual results may differ materially from our estimates. Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition—Pharmaceutical Products

Revenues from pharmaceutical product sales are generally recognized upon delivery and passage of title to customers and are presented net of amounts estimated for cash discounts, returns, rebates, chargebacks and other allowances. These reductions are estimated based on contractual requirements, historical experience, trends in physicians’ prescribing patterns, analysis of the estimated inventory levels in the distribution channel and product lot expiration dates.

We utilize wholesalers as the principal means of distributing our products to healthcare providers such as hospitals and pharmacies. We monitor sales and estimate the inventory levels held by the wholesalers using data obtained from wholesalers who currently make up over 95% of our pharmaceutical product sales. We have agreements with three of our largest wholesalers which provide us with data on inventory levels and demand. In addition, our two largest wholesalers have agreed to manage their inventory levels within certain limits based on demand in conjunction with inventory management agreements. We regularly review the inventory data as compared to prescription trends, lot expirations and expected market changes in estimating allowances for returns, rebates and chargebacks. We believe wholesaler inventory levels are being maintained at reasonable levels given demand.

Accruals for sales allowances are recorded in the same period that the related sales are recognized as a reduction to product sales. Pharmaceutical product sales are net of the following sales allowances in 2007, 2008 and 2009:

	Years Ended
	2007	2008	2009
	(In thousands)
Sales returns	$4,205	$4,808	$7,450
Medicaid rebates	2,186	5,162	9,545
Chargebacks	5,625	7,534	15,697
Discounts and other allowances	4,619	7,581	16,739

Total sales allowances	$16,635	$25,085	$49,431

% of gross sales	10%	11%	16%

Pharmaceutical sales allowances were $16.6 million, $25.1 million and $49.4 million for the years ended December 31, 2007, 2008 and 2009, respectively. For the year ended December 31, 2008, pharmaceutical sales allowances reflect the first full year effect of Lotronex, which we acquired in January 2008. For all periods presented, pharmaceutical sales allowances reflect substantial growth in sales of Entocort EC. Relative to sales, Entocort EC has a proportionately lower level of returns due to its high volume and turnover compared to our other pharmaceutical products. Increases in Medicaid rebates, chargebacks and other discounts and allowances in 2009 are attributable in part to increases in product pricing and pharmaceutical revenues in the period. In addition, the increase in chargebacks in the period reflects a $3.7 million allowance related to the U.S. Department of Defense, or DOD, Tricare Retail Pharmacy program pursuant to a final rule that became effective on May 26, 2009. The final rule implements the DOD’s revised interpretation of the National Defense Authorization Act of 2008, or NDAA, that was signed into law on January 28, 2008. The final rule changed the process by which managed care rebate obligations for the Tricare Retail Pharmacy program are created such that a contractual agreement is no longer required and the obligation to pay such rebates emanates from the NDAA itself. In consideration of this final rule, allowances of $3.7 million were recorded in 2009, of which approximately $1.8 million represents a retroactive rebate assessment for pharmaceutical product sales made during 2008, and approximately $1.9 million represents a rebate assessment for the year ending December 31, 2009. We are in the process of requesting a waiver to appeal the 2008 retroactive rebate assessment, the outcome of which is uncertain.

The following table provides a summary of activity with respect to our pharmaceutical allowances:

	Sales Returns	Managed Care, Medicare and Medicaid Rebates	Chargebacks	Discounts and Other Allowances
	(in thousands)
Balance December 31, 2006	$5,680	$2,257	$1,514	$858
Current Provision(1)	4,205	2,296	5,625	4,619
Credits Issued(2)	(2,697)	(3,184)	(5,777)	(5,012)
Changes in Prior Year Estimate(3)	—	(110)	—	—

Balance December 31, 2007	7,188	1,259	1,362	465
Current Provision(1)	4,533	5,162	7,534	7,581
Credits Issued(2)	(2,046)	(4,495)	(7,471)	(6,849)
Changes in Prior Year Estimate(3)	275	—	—	—

Balance December 31, 2008	9,950	1,926	1,425	1,197
Current Provision(1)	7,125	9,649	14,060	16,739
Credits Issued(2)	(5,104)	(6,853)	(12,066)	(14,790)
Changes in Prior Year Estimate(3)(4)	325	(104)	1,637	—

Balance December 31, 2009	$12,296	$4,618	$5,056	$3,146

(1)	Represents increases in the allowances for sales returns, managed care, Medicare and Medicaid rebates, chargebacks, discounts and other allowances related to sales in the applicable year.

(2)	Credits are reported in the year that they are issued. In general, sales returns are received in years subsequent to the year of sale while credits for the other allowances relate to sales in both the current year and the immediately preceding year.

(3)	Changes in estimate relating to sales returns represent adjustments to allowances related to prior years’ sales.

(4)	Changes in prior year estimate relating to chargebacks includes a retroactive rebate assessment of $1.8 million related to the Tricare Retail Pharmacy program.

Sales Returns

In general, our wholesale and retail customers can return our pharmaceutical products for up to six months following the date of expiration. We have inventory agreements with two of our largest wholesalers that provide for returns of our pharmaceutical products for up to 12 months following the date of expiration. We base our sales returns allowance on our actual returns history, known or expected market events, trend experience, lot expiration dates and estimated inventory levels in the distribution channel. We also consider product demand and the impact of product price increases. In addition, we consider external factors such as competitive pricing pressure, known or expected introductions of new products or possible generic encroachment that may impact our estimates for sales returns. We monitor this activity and re-evaluate returns allowance rates on a periodic basis.

Pharmaceutical products that are returned to us are evaluated on an individual basis to determine eligibility for the issuance of credit, in accordance with our corresponding wholesaler or retail customer returned goods policy. If eligible, credit is issued at the time of the pharmaceutical product return in the form of a credit memo. No returned product is exchanged for saleable product from inventory in conjunction with any returns transaction.

Accrued sales returns were $7.2 million, $10.0 million and $12.3 million as of December 31, 2007, 2008 and 2009, respectively. The increase in accrued sales returns from 2007 to 2009 principally reflects the addition of Lotronex in 2008 and increased sales of Entocort EC. Returns as a percentage of sales decreased from 2.6% in 2007 to 2.4% in 2009, due primarily to increased sales of Entocort EC. As Entocort EC sales are growing, product turns over more rapidly reducing the overall returns rate. Products with declining sales generally experience higher returns rates as a percentage of sales. As reflected in the table above, we have not experienced significant changes in estimates related to returns over the past three years.

Medicaid Rebates

Medicaid rebates are amounts we are required to rebate to the extent we participate in certain federal and state Medicaid programs. These allowances are recorded based on historical trends, projected changes in pricing and our level of participation in such programs, as well as any expected changes in product sales into such programs. We monitor our rebate activity and reserve rates on a periodic basis.

Accrued Medicaid rebate allowances were $1.3 million, $1.9 million and $4.6 million as of December 31, 2007, 2008 and 2009, respectively. Medicaid rebates as a percentage of sales increased from 1.4% in 2007 to 2.3% in 2008 and 3.1% in 2009. In 2007, Medicaid rebates declined significantly due to the impact of the Medicare Part D legislation. As a result of this legislation, certain patients who had been eligible for Medicaid coverage in the prior years are now covered under Medicare. Medicaid rebates have increased as a percentage of sales in 2008 and 2009, due primarily to the impact of price increases for Entocort EC and Lotronex exceeding the annual allowable CPI-U inflationary index.

Chargebacks

Chargebacks are generated from contractual agreements with wholesalers or other managed care organizations that we have entered into to sell our pharmaceutical products at the prices specified in such agreements. These customers purchase our products through wholesalers at contracted prices. We are then charged for the incremental difference between the selling price and the contracted price at which the product was sold. These chargebacks are generally processed by the wholesaler, reported to us and netted against amounts due to us from the wholesalers. We base our allowance for chargebacks on historical rates, adjusting for the addition of new or terminated contracts, and changes in buying patterns or pricing. Most of our contracts are for discounts off list price and therefore move in a manner consistent with price increases. We monitor chargeback activity and re-evaluate reserve rates on a periodic basis.

Accrued chargebacks were $1.4 million, $1.4 million and $5.1 million as of December 31, 2007, 2008 and 2009, respectively. The increase in chargebacks as a percentage of sales from 3.5% in 2007 to 5.1% in 2009 is primarily attributable to the impact of the legislative ruling for the DOD’s Tricare Retail Pharmacy program, which changed the process by which managed care rebate obligations for the Tricare Retail Pharmacy program are created. As a result of this ruling, chargebacks recorded in 2009 increased by approximately $3.7 million, or 1.2% of sales, of which $1.8 million represents a retroactive rebate assessment for pharmaceutical product sales made during 2008. Additionally, the increase in chargebacks in 2009 as a percentage of sales is attributable to the addition and growth of Lotronex, and the price and volume growth of Entocort EC.

Discounts and Other Allowances

We record an allowance for prompt payment discounts and other allowances, if any, based on payment and other contractual terms extended to customers. Prompt pay discounts move in tandem with sales.

Revenue Recognition—Diagnostic Testing Services

Revenues from diagnostic testing services are recognized once the services have been performed and the results have been reported to the customer. For diagnostic testing services, we typically invoice laboratories or hospitals with which we have a direct bill agreement, or commercial and governmental insurance providers on behalf of patients, as the primary payors of amounts due for the services we perform. We recognize sales to our direct bill accounts based on their negotiated fee schedule, while sales billed to commercial and governmental insurance providers are invoiced at list price. We provide for estimated contractual allowances as a reduction in gross revenues at the time of sale based upon contracts, past payment experience and consideration of other payor-specific factors such as test-specific coverage policies. Contractual allowances as a percentage of gross diagnostic revenues were approximately 6%, 7% and 7% for 2007, 2008 and 2009, respectively. In general, the increase in contractual allowances as a percentage of gross diagnostic revenues from 2007 to 2009 is attributable to an anticipated decrease in contractual payments due to the current economic environment, offset by improvements in the commercial payor billing and collections process, including increased billing frequency and claims appeal follow-up.

We invoice patients for amounts uncollected from third parties, when allowed by law and not restricted by contract, and for those amounts directly owed by patients. A bad debt allowance is also recorded at the time of sale for estimated losses on amounts estimated to be ultimately due from patients or direct bill customers. The collection of receivables due from patients is subject to credit risk and the ability of the patients to pay. Charges for bad debts are charged to general and administrative expense. Bad debts as a percentage of gross diagnostic revenues were approximately 3%, 4% and 4% in 2007, 2008 and 2009, respectively. The increase in bad debt allowances as a percentage of gross diagnostic revenues from 2007 to 2009 is attributable to an anticipated decrease in collectability from patients in consideration of the current economic environment, offset by improvements made in the billing and collections process, including increased billing frequency and dispute resolution.

We estimate contractual and bad debt allowances based on a number of factors, including our collection history and trends, payor reimbursement levels, and market events. We review our estimates at least quarterly and regularly meet with our billing and trade groups to identify collection issues and contract changes or new pricing agreements which may impact our receivables and allowances. In addition, over the past several years, we have increased the number of “direct bill” accounts. These accounts include hospitals and other commercial laboratories which are billed based on a negotiated fee schedule. Our direct bill accounts pay us directly and then bill and collect from insurance companies and other payors without recourse to us, reducing our exposure to contractual allowances and collection risks.

The majority of direct billings are paid within contractual terms. Any accounts past due will be contacted by collections personnel as needed to resolve any issues. Amounts billed to, but not paid by, commercial insurance providers are billed to patients; however, unpaid insurance claims might not be transferred to patients for several months depending on the reasons for the denial of the claims and the timing of the appeals process, if any. Other receivables due from insurance providers are written-off as uncollectible against the allowance for doubtful accounts after reasonable collection efforts have been exhausted. Patients are invoiced on at least a monthly basis until collected. Patient accounts that are significantly past due are written-off and transferred to a third-party collection agency, generally no sooner than six months from the date of service. At the end of each calendar year, any remaining diagnostic accounts receivable with a date of service of over 24 months prior to such year end are written-off unless subject to current collection activities or unexpired Medicare statutes.

The following table sets forth our accounts receivable balances for diagnostic testing services outstanding by aging category for each major payor source as of December 31, 2009:

	Days Outstanding
	<60	61-120	>120	Total
	(In thousands)
Direct bill	$9,450	$1,218	$449	$11,117
Commercial payors	1,824	151	110	2,085
Patient	1,775	1,039	1,627	4,441
Medicare/Medicaid and other	164	—	26	190

Total accounts receivable	$13,213	$2,408	$2,212	$17,833

Less: Allowances for doubtful accounts				(1,960)

Accounts receivable, net				$15,873

The following table sets forth our accounts receivable balances for diagnostic testing services outstanding by aging category for each major payor source as of December 31, 2008:

	Days Outstanding
	<60 Days	61-120 Days	>120 Days	Total
Direct bill	$9,765	$1,869	$929	$12,563
Commercial payors	2,385	357	20	2,762
Patient	2,009	1,314	1,924	5,247
Medicare/Medicaid and other	281	10	24	315

Total accounts receivable	$14,440	$3,550	$2,897	20,887

Less: Allowances for doubtful accounts				(2,326)

Accounts receivable, net				$18,561

Our day’s sales outstanding, which is computed on net accounts receivable, was 83 days and 69 days as of December 31, 2008 and December 31, 2009, respectively. The reduction in days sales outstanding for the year ended December 31, 2009 is primarily attributable to increased cash collections, due to improved collections processes for direct bill and contracted payors. The allowance for doubtful accounts as a percentage of gross accounts receivable related to our diagnostic testing services was 11% as of December 31, 2008 and December 31, 2009.

Intangibles and Long-Lived Assets

Intangibles and long-lived assets, including fixed assets, are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment charge, measured as the amount by which the carrying value exceeds the fair value of the asset. We estimate fair value by discounting the projected cash flows expected to be generated by the applicable asset over their remaining useful life.

We believe the fair values and the useful lives of our intangible and long-lived assets are appropriate based upon the current and future cash flows expected from such assets and our estimates and assumptions used in projecting such cash flows to be reasonable given available facts and circumstances as of December 31, 2007, 2008 and 2009.

We record amortization for intangible assets based upon the straight-line method unless another method better reflects the manner in which the asset will be consumed. For acquired product rights for which we can reliably estimate associated future revenues, we amortize the acquired intangible assets based upon the current period revenue for the related product as a percentage of the total undiscounted revenue projected for the product, over the expected life of the acquired intangible asset. If actual net revenues or the plans and estimates used in future revenue forecasts materially differ from estimates used to calculate amortization, we will adjust current and prospective amortization as necessary. We assess our ability to reliably estimate future revenue based upon a number of factors, including the history and stability of past product revenues at the time that the product right is acquired. In cases where historical product revenues do not exist or are not indicative of anticipated future revenues for an acquired product right, the straight-line method of amortization is used.

Stock-Based Compensation

Effective January 1, 2006, Prometheus Laboratories Inc. adopted the revised authoritative guidance for Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors. The guidance establishes that the fair value of share-based awards is estimated at the grant date using an option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period. Prometheus Laboratories Inc. adopted this guidance using the prospective transition method, under which prior periods are not restated.

Prior to January 1, 2006, Prometheus Laboratories Inc. accounted for share-based awards using the intrinsic value method. Under the intrinsic value method, no share-based compensation was recognized for employees or directors if the exercise price of the award was equal to or above the fair market value of the underlying stock on the date of grant. In accordance with the revised guidance, we will continue to account for non-vested employee awards outstanding at the date of adoption using the intrinsic method.

Prometheus Laboratories Inc. did not make and has not made any significant changes to its stock-based compensation programs or the securities granted under such programs in anticipation of, or in consideration of, the revised authoritative guidance. Prometheus Laboratories Inc. recognized stock-based compensation expense of approximately $2.1 million, $2.9 million and $4.5 million for the years ended December 31, 2007, 2008 and 2009, respectively. Due to the prospective method of adoption, such stock-based compensation expense will increase over the average vesting period of our stock awards even assuming similar levels of stock grants and fair values in future years. Stock-based compensation may also fluctuate significantly based on changes in fair market value due to changes in stock prices, volatility, exercise patterns and the other factors as discussed below used to value stock-based compensation.

The process of estimating the fair value of share-based compensation awards and recognizing share-based compensation expense over the related requisite service period involves significant estimates and assumptions. Prometheus Laboratories Inc. estimated the fair value of share-based awards on the date of grant using a Black-Scholes option-pricing model, which requires management to make certain assumptions including (1) the expected volatility in the market price of our common stock; (2) a risk-free rate of interest; (3) an estimated dividend yield; (4) the period of time employees are expected to hold the award prior to exercise; (5) a rate of forfeiture, including option expiration and cancellations, that will occur prior to or during the vesting term; and (6) the fair value of the underlying common stock.

To estimate the expected volatility under the Black-Scholes option pricing model, Prometheus Laboratories Inc. utilized the disclosed stock price volatility of industry peers of a similar size whose shares are publicly-traded, due to its lack of a trading history, and calculated an even blend of their historical and implied volatility. The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of its share-based grants. There was no assumed dividend yield as it did not expect to pay dividends for the foreseeable future. Prometheus Laboratories Inc. estimated the expected term of the options using the “simplified” method. Under this method, the expected term is calculated as the average of the time-to-vesting and the contractual life of the option. The FASB revised authoritative guidance for Stock Compensation also requires the issuer to estimate the expected impact of forfeited awards and to recognize stock-based compensation expense only for those awards expected to vest. Prometheus Laboratories Inc. used historical experience to estimate its projected rate of forfeitures. If actual forfeiture rates are materially different from the estimates, stock-based compensation expense could be significantly different from what was recorded. We will periodically review actual forfeiture rates and revise our estimates as considered necessary. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate will be recognized as compensation expense in the period of the revision.

The following table summarizes by grant date the number of shares of common stock subject to options granted in 2007, 2008 and 2009, the associated per share exercise price and the per share estimated fair value of the common stock. The exercise prices were set by the Board of Directors of Prometheus Laboratories Inc. at prices believed to equal or exceed the fair value of our common stock at each of the grant dates. The estimated per share fair values are based on the contemporaneous valuations as described below.

Grant Date	Number of Options Granted	Per Share Exercise Price	Estimated Per Share Fair Value
March 8, 2007	92,200	$3.87	$3.87
June 14, 2007	490,040	$5.23	$5.23
July 1, 2007	125,000	$5.23	$5.23
July 17, 2007	700,000	$5.23	$5.23
September 13, 2007	90,200	$7.80	$7.80
November 8, 2007	151,100	$10.34	$10.34
March 20, 2008	433,800	$9.08	$9.08
July 10, 2008	789,000	$8.28	$8.28
September 11, 2008	362,400	$8.88	$8.88
November 13, 2008	115,250	$6.97	$6.97
March 12, 2009	172,250	$5.86	$5.86
June 18, 2009	802,250	$5.98	$5.98
July 1, 2009	125,000	$5.98	$5.98
September 17, 2009	127,000	$5.42	$5.42
November 19, 2009	710,000	$5.33	$5.33
December 14, 2009	2,250	$5.33	$5.33
December 18, 2009	65,000	$5.33	$5.33

From January 2004 through December 2006, stock option exercise prices ranging from $2.25 per share to $3.00 per share as set by the Board of Directors of Prometheus Laboratories Inc. exceeded the estimated fair value of our common stock. As shown in the table above, beginning in March 2007, the Board of Directors of Prometheus Laboratories Inc. set stock option exercise prices at estimated fair value. Prior to 2006, fair values were determined on market multiples of historical and projected revenues and earnings prepared by management and the other qualitative and quantitative factors set forth below. Beginning in March 2006, the Board of Directors of Prometheus Laboratories Inc. also considered contemporaneous valuations provided by management in determining the fair value of our common stock. Such valuations valued the common stock as described below:

Valuation Date	Valuation Per Share
March 2006	$1.38
October 2006	$2.50
January 2007	$3.87
May 2007	$5.23
August 2007	$7.80
November 2007	$10.34
March 2008	$9.08
June 2008	$8.28
August 2008	$8.88
October 2008	$6.97
February 2009	$5.86
May 2009	$5.98
August 2009	$5.42
October 2009	$5.33

The contemporaneous valuations were prepared consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. Prometheus Laboratories Inc. used both market approaches, which compare it to similar publicly-traded companies or transactions, and an income approach, which looks at projected future cash flows, to value the company from among the alternatives discussed in the Practice Aid. In addition, as Prometheus Laboratories Inc. had several series of preferred stock outstanding, it was also necessary to allocate our company’s value to the various classes of stock, including warrants and stock options. As provided in the Practice Aid, there are several approaches for allocating enterprise value of a privately-held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, the option-pricing method and the current value method. The current value method is more applicable to an early stage company and was therefore not used.

The option-pricing method was used for the stock valuations for October 2006, January 2007 and May 2007 and is considered appropriate when the range of possible future outcomes is difficult to predict. Under the option-pricing method, the company’s value was allocated first to the preferred stock of Prometheus Laboratories Inc. by determining a series of call options with exercise prices based on the liquidation preferences and the conversion rights for each series preferred stock, with the balance of the value allocated to the common stock. The common stock valuations for August and November 2007, March, June, August and October 2008, and February, May, August and October 2009 used the probability-weighted expected return method. Under the probability-weighted expected return method, shares are valued based upon the probability-weighted present value of expected future returns, considering various future outcomes available to the company, as well as the rights of each share class. The valuations also reflect a marketability discount ranging from 10% to 22% for the differences in market value of a publicly-traded stock versus privately-held stock, which has additional risk related to a lack of liquidity. The market discounts were calculated using a Black-Scholes option pricing model.

The option-pricing method was believed to be the most appropriate allocation method from March 2006 until August 2007 considering the participating rights and preferences of the preferred stock, and considering that the preferred shareholders of Prometheus Laboratories Inc. held a controlling voting interest in the company. As a result of the participation rights and preferences, the preferred shareholders of Prometheus Laboratories Inc. would have received substantially more of the company’s value in the event of the dissolution or liquidation of the company, such as in a buy-out or sale of the company, or on the payment of the dividends. For example, on a buy-out or sale of the company, the preferred shareholders would have been entitled to receive average liquidation preferences of $2.96, $2.99 and $3.05 per share in October 2006, January 2007 and May 2007, respectively, before then participating equally with the common shareholders in the remaining value of the company. Further, across this period and at the direction of the Board of Directors of Prometheus Laboratories Inc. (which includes three directors representing a majority of the preferred shareholders), the company was evaluating several liquidity alternatives that would have resulted in significant preference payments to the preferred shareholders. However, during this period it determined not to pursue an initial public offering until another substantial pharmaceutical product could be acquired, which did not occur until October 2007.

Prometheus Laboratories Inc. began using the probability-weighted expected return method in August 2007, when its Board of Directors and management determined it was probable that an acquisition of a substantial pharmaceutical product would be completed before the end of 2007 and, therefore, an initial public offering or sale of the company was substantially more likely to be pursued and completed in 2008 or 2009. Due to the distressed market conditions during 2008 and to date in 2009, neither of these events have occurred. Under the probability-weighted expected return method, the common shares were valued by weighting the estimated enterprise values of likely future outcomes, including an initial public offering or the sale of the company.

The table below summarizes discounted per share value of the company (assuming conversion of the preferred stock of Prometheus Laboratories Inc. to common and the exercise of vested, in the money warrants and options), the discounted average per share value allocated to the preferred stock, the discounted per share value allocated to the common stock and the marketability discount applied at each valuation date from October 2006 to October 2009.

Valuation Date	As Converted Stock Value(1)	Average Preferred Stock Value	Estimated Fair Value of Common Stock	Marketability Discount
Option Pricing Method:
October 2006	$4.53	$5.23	$2.50	14%
January 2007	$5.72	$6.50	$3.87	14%
May 2007	$7.09	$7.88	$5.23	10%
Probability-Weighted Expected Return Method:
August 2007	$7.80	$7.80	$7.80	11%
November 2007	$10.34	$10.34	$10.34	13%
March 2008	$9.08	$9.08	$9.08	13%
June 2008	$8.28	$8.28	$8.28	12%
August 2008	$8.88	$8.88	$8.88	11%
October 2008	$6.97	$6.97	$6.97	14%
February 2009	$5.86	$5.86	$5.86	22%
May 2009	$5.98	$5.98	$5.98	19%
August 2009	$5.42	$5.42	$5.42	18%
October 2009	$5.33	$5.33	$5.33	14%

(1)	Represents the estimated enterprise values divided by the total common shares outstanding, assuming conversion of the preferred stock to common shares and the exercise of vested, in-the-money warrants and options.

The increases in estimated fair value from March 2006 through November 2007 primarily reflect increasing historical and projected sales and earnings, a reduction in the expected time to liquidity and the termination of the preferred shareholder redemption rights in April 2007. In addition, from May to November 2007, the valuations reflect progress in developing a new diagnostic test which was expected to be launched in mid-2008. Based on progress in developing and acquiring products, the August and November 2007 valuations considered an initial public offering as the most probable route to liquidity for investors and, accordingly, such valuations did not give effect to any preferred stock preferences and assumed the conversion of the preferred stock to common stock. The November 2007 valuation also reflected the expected effect of an agreement signed in October 2007 to acquire exclusive rights to Lotronex, a marketed drug for the treatment of female patients with severe diarrhea-predominant IBS who meet the conditions stated in the label, in the United States.

The decrease in estimated fair value from November 2007 to June 2008 reflects a downturn in general financial market conditions and was determined by an analysis of changes in the market multiples of publicly-held specialty pharmaceutical and diagnostic companies. The increase in estimated fair value from June 2008 to August 2008 reflects a minor increase in these same market multiples during the period. In addition, $9.08 was the price at which Prometheus Laboratories Inc. repurchased redeemable warrants which were put to it in April 2008. See Note 9 to the consolidated financial statements of Prometheus Laboratories Inc. located elsewhere in this prospectus. The decrease in estimated market value from August 2008 to February 2009 in part reflects a downturn in general financial market conditions and also reflects the impact of valuing separately the estimated future cash flows from Entocort EC through the end of the distribution agreement on December 31, 2010. The slight increase in estimated fair value from February 2009 to May 2009 primarily reflects changes in the market multiples of publicly-held specialty pharmaceutical and diagnostic companies. The decrease from May 2009 to October 2009 primarily reflects decreases in these same multiples as well as a decrease in the indicated fair value of the Entocort EC business. The value of the Entocort EC business continues to decline as the expiration of the distribution agreement on December 31, 2010 becomes closer.

The other quantitative and qualitative factors considered by the Board of Directors of Prometheus Laboratories Inc. in determining the fair value of its common stock have included:

•

the rights, preferences and privileges of its convertible preferred stock relative to those of its common stock (including Series C, Series D and Series E redemption rights, preferences held by the preferred stock with respect to dividend payments, and preference payments and participation of the preferred stock with the common stock on a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the company, including a sale of the company, which factors were particularly significant until such time as the Board of Directors of Prometheus Laboratories Inc. approved proceeding with an initial public offering concurrent with entering into the agreements to distribute and acquire Lotronex);

•	the current and projected operating and financial performance of Prometheus Laboratories Inc.;

•	the status of new product development or acquisitions;

•	general financial market conditions and the market prices of similar publicly-held specialty pharmaceutical and diagnostic companies;

•	the fact that the option grants involved illiquid securities in a private company; and

•

the likelihood of achieving a liquidity event, such as an initial public offering or the sale of Prometheus Laboratories Inc., given its performance, the need for additional capital or liquidity for investors and prevailing market conditions.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding the future performance of Prometheus Laboratories Inc., the time to completing an initial public offering or other liquidity event, and the timing of and probability of launching additional products as well as determinations of the appropriate valuation methods. If Prometheus Laboratories Inc. had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, net income and net income per share could have been significantly different.

Prometheus Laboratories Inc. has also granted performance-based stock options with terms that allow the recipients to vest in a specific number of shares based upon the achievement of performance goals as specified in the awards. Share-based compensation expense associated with these performance-based stock options is recognized using management’s best estimates of the time to vesting for the achievement of the performance milestones. If the actual achievement of the performance milestones varies from the estimates, share-based compensation expense could be materially different than what was recorded in the period. The cumulative effect on current and prior periods of a change in the estimated time to vesting for performance-based stock options will be recognized as compensation cost in the period of the revision, and recorded as a change in estimate.

While the assumptions used to calculate and account for share-based compensation awards represents management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, our share-based compensation expense could vary significantly from period to period.

The total estimated compensation cost related to non-vested awards not yet recognized was $8.3 million and $10.9 million as of December 31, 2008 and 2009, respectively. The weighted-average period over which this expense in expected to be recognized is approximately 2.0 years. See Notes 1 and 9 to the consolidated financial statements located in this prospectus for further discussion of share-based compensation.

All outstanding options to purchase shares of Prometheus Laboratories Inc. common stock will be converted into options to purchase shares of our common stock in connection with this offering. See “Certain Relationships and Related Party Transactions—IPO Reorganization.”

Results of Operations

We have two reportable business segments: pharmaceutical products and diagnostic testing services. The pharmaceutical products segment includes Entocort EC for the treatment of mild to moderate active Crohn’s disease involving the ileum and/or ascending colon, Proleukin for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma, Lotronex for the treatment of severe diarrhea-predominant IBS in women and non-promoted pharmaceutical products including, but not limited to, Imuran® for use as an adjunct for the prevention of rejection in kidney transplantation and the management of active rheumatoid arthritis, Helidac® Therapy, or Helidac, for the eradication of Helicobacter pylori, the leading cause of peptic ulcers, and Ridaura® for the management of rheumatoid arthritis for patients who have not responded adequately to one or more non-steroidal anti-inflammatory drugs. The diagnostics segment includes specialized diagnostic tests including specific immunoassays to detect and differentiate certain diseases, drug metabolite monitoring and pharmacogenetic testing. We have no inter-segment revenues.

As both pharmaceutical products and diagnostics testing services are sold through the same sales force and managed by the same personnel, we report, manage and evaluate our business segment performance on net revenues and gross margin. We do not allocate selling, general and administrative, research and development, or other indirect costs to our business segments for performance assessment. Accordingly, our segment discussion and analysis for the years ended December 31, 2007, 2008 and 2009 only addresses net sales and the related gross margin.

Comparison of the Years Ended December 31, 2008 and 2009

Net Sales

The following table sets forth the net sales of our pharmaceutical products and diagnostic testing services segments for the years ended December 31, 2008 and 2009 and the changes between these periods.

	2008	2009	Increase/ (Decrease)	% Increase/ (Decrease)
Pharmaceutical Products:
Entocort EC	$145,028	$203,872	$58,844	41%
Lotronex	25,154	30,378	5,224	21%
Non-Promoted	25,803	22,527	(3,276)	(13)%

Total	195,985	256,777	60,792	31%
Diagnostic Testing Services	82,073	84,726	2,653	3%

Net Sales	$278,058	$341,503	$63,445

Net sales increased to $341.5 million in 2009 from $278.1 million in 2008. The increase was the result of increased pharmaceutical product sales due to price increases and higher volume and increased diagnostic testing services due to higher volume from existing products, offset by a decrease in non-promoted pharmaceutical products due to continued generic encroachment.

Pharmaceutical Products

Pharmaceutical product sales increased to $256.8 million in 2009 from $196.0 million in 2008. The increase of $60.8 million, or 31%, was due to increases in Entocort EC price and unit volume, which resulted in increased net sales of $58.7 million and $0.1 million, respectively, over 2008. Increases in Lotronex price and unit volume increased net sales by $4.6 million and $0.6 million, respectively, over 2008. Sales of our non-promoted pharmaceutical products decreased by $3.3 million in 2009 compared to 2008 due to continued volume erosion caused by generic competition.

In 2009, the growth of our pharmaceutical products sales was offset by a $3.7 million provision for rebates related to the DOD’s Tricare Retail Pharmacy program, of which $1.8 million related to a retroactive rebate assessment for sales made during 2008.

Diagnostic Testing Services

Net sales of diagnostic testing services increased to $84.7 million in 2009 from $82.1 million in 2008. The increase was primarily due to increased volume of our celiac and IBS diagnostic testing services of $2.0 million and $1.1 million, respectively, offset by a $0.5 million decrease in our IBD Serology 7 testing service.

Gross Margin

The following table sets forth the gross margin on sales for our pharmaceutical products and diagnostic testing services segments for the years ended December 31, 2008 and 2009 and the changes between these periods.

	2008	2009	Increase/ (Decrease)	% Increase/ (Decrease)
Pharmaceutical Products	$86,339	$106,300	$19,961	23%
Diagnostic Testing Services	66,061	65,944	(117)	—%

Gross Margin	$152,400	$172,244	$19,844

Gross Margin Percentage	55%	50%

Our gross margin increased to $172.2 million in 2009 from $152.4 million in 2008. The increase of $19.8 million was primarily a result of an increase in sales, partially offset by a change in the pharmaceutical product mix as discussed below. The overall gross margin percentage declined to 50% in 2009 from 55% in 2008, reflecting a lower overall gross margin in our pharmaceuticals segment. Pharmaceutical gross profit includes the amortization of acquired product rights and intangibles of $13.6 million and $12.1 million in 2009 and 2008, respectively.

Pharmaceutical Products

Pharmaceutical product gross margin increased to $106.3 million in 2009 from $86.3 million in 2008. The increase in gross margin was primarily a result of increased pharmaceutical net sales of $60.8 million in 2009 over 2008. Our pharmaceutical product gross margin percentage decreased to 41% in 2009 from 44% in 2008 as sales of Entocort EC were proportionately larger in 2009 as compared to 2008. Due to the product cost and royalty structure under the distribution agreement with AstraZeneca, Entocort EC has a significantly lower gross margin than for most of our other pharmaceutical products. Additionally, the decrease in pharmaceutical gross margin was impacted by the amortization of acquired product rights and intangibles increasing to $13.6 million in 2009 compared to $12.1 million in 2008. The increase of $1.5 million was due to the amortization of product rights and intangible assets relating to the acquisition of Lotronex in January 2008, including a $20.0 million sales-based milestone paid in May 2009.

Diagnostic Testing Services

Diagnostic testing services gross margin decreased to $66.0 million in 2009 from $66.1 million in 2008. The nominal decrease was a result of product mix and increased laboratory operations quality control initiatives, offset by an increase in net revenues of $2.7 million. Diagnostic testing services gross margin percentage was 78% and 80% in 2009 and 2008, respectively.

Operating Expenses

The following table sets forth our operating expenses for the years ended December 31, 2008 and 2009.

	2008		2009		Increase/ (Decrease)	% Increase/ (Decrease)
	Operating Expense	% of Net Sales	Operating Expense	% of Net Sales
Sales and Marketing	$54,932	20%	$53,201	16%	$(1,731)	(3)%
General and Administrative	26,694	10%	34,218	10%	7,524	28%
Research and Development	14,628	5%	21,787	6%	7,159	49%

Sales and Marketing

Sales and marketing expense decreased to $53.2 million in 2009 from $54.9 million in 2008. The decrease of $1.7 million was a result of decreased sales force and employee related expenses of approximately $1.9 million, offset by an increase in promotion, consulting and other commercial operating costs of $0.2 million. Sales and marketing expenses as a percentage of net sales decreased to 16% in 2009 from 20% in 2008 as a result of the 3% decrease in total sales and marketing expenses compared to the 23% increase in net sales in 2009 over 2008.

General and Administrative

General and administrative expense increased to $34.2 million in 2009 from $26.7 million in 2008. The increase was primarily a result of increases in employee related expenses of $5.2 million due to increased stock-based compensation and headcount, $0.4 million in legal expenses relating to general legal, business development and ongoing patent litigation matters and $1.2 million in other general operating expenses. Additionally, declines in estimated diagnostic accounts receivable collectability resulted in incremental bad debt expense of $0.7 million over the same period in 2008. General and administrative expense as a percentage of net sales was 10% in 2009 and 2008.

Research and development

Research and development expense increased to $21.8 million in 2009 from $14.6 million in 2008. The increase was primarily a result of a $3.7 million increase in salaries, benefits, travel and other employee expenses due to an increase in headcount and $3.5 million in increased costs for the development and validation of new diagnostic products. Research and development expense as a percentage of net sales increased to 6% in 2009 from 5% in 2008 as a result of the 49% increase in research and development expense compared to the 23% increase in net sales in 2009 over 2008. We expect to incur significant research and development expenses related to diagnostic development activities in both the gastrointestinal and oncology areas. However, these development activities involve a high degree of risk and uncertainty, and we may abandon development of any product candidate at any time.

Interest Expense

Interest expense related to our bank credit agreements decreased to $3.2 million in 2009 from $3.7 million in 2008. The decrease was primarily a result of decreases in interest rates as well as a lower principal balance outstanding through 2009 compared to 2008, offset by a $0.7 million write-off of unamortized debt issuance costs associated with the refinancing of our 2007 credit agreement in 2009. See Liquidity and Capital Resources for further discussion of our bank credit agreements.

In conjunction with a loan agreement entered into in June 2000 and the issuance of the senior notes in April 2001, we issued warrants to purchase Series D Redeemable Preferred Stock and common stock, respectively, collectively referred to as the redeemable warrants. As the holders of the redeemable warrants have certain rights that may require us to repurchase the warrants or the related shares, subsequent to June 20, 2005, increases or decreases in the fair value of the redeemable warrants have been recorded as interest expense in the statement of income through April 30, 2008. Redemption rights related to the warrants to purchase the Series D Redeemable Preferred Stock expired in April 2007. Redemption rights with respect to the warrants to purchase common stock issued in connection with our senior notes expired in April 2008. Interest expense for 2008 also included the reversal of interest expense of $5.6 million related to a reduction in the fair value of the redeemable warrants.

Interest and Other Income or Expense

Interest income decreased to $0.5 million in 2009 from $1.7 million in 2008. The decrease of $1.2 million was primarily related to a substantial reduction in yield on investments. This decrease in yield was due to lower interest rates and a conservative cash management strategy to protect and conserve our principal cash and cash equivalent balances in light of the current economic environment.

Other income and other expenses decreased to $2.2 million of expense in 2009 from $0.6 million of income in 2008. In 2009, in conjunction with a license agreement, we acquired 2.0 million shares of stock in Rosetta Genomics, Inc., or Rosetta, recorded at the time of acquisition at a fair market value of $3.15 per share. On January 13, 2010, Rosetta finalized a registered direct offering for approximately 2,530,000 shares of common stock and warrants to purchase up to 1,265,000 shares of common stock. This offering created approximately 18% dilution for existing shareholders, with the potential for an additional 9% dilution if warrants issued in conjunction with the registered direct offering are exercised. The purchase price in the registered direct offering was $2.00 per share. As a result, we recorded an other-than-temporary impairment of the stock acquired in the stock purchase agreement of $2.3 million, or $1.15 per share, as of December 31, 2009. This impairment, charged to earnings, reduced our basis in the stock from $3.15 to $2.00 per share. Other income also included proceeds related to the sale of equity obtained through the license of patented diagnostic technologies of $0.5 million in 2008.

Provision for Income Taxes

Income tax expense increased to $25.9 million, or 44.7% of pre-tax income, in 2009 from $23.0 million, or 38.2% of pre-tax income, in 2008. The higher tax rate for 2009 compared to 2008 was primarily due to a $5.6 million non-taxable reversal of accretion to the fair value of the redeemable warrants in March 2008 (see Note 9 to the consolidated financial statements of Prometheus Laboratories Inc. located elsewhere in this prospectus). In February 2009, the California Legislature enacted 2009-2010 budget legislation containing various California tax law changes including an election to apply a single sales factor apportionment formula for taxable years beginning on or after January 1, 2011. Such a change in apportionment will reduce our California effective tax rate. We anticipate making the election and as a result, the state and federal deferred tax assets have been adjusted to reflect a reduction in the future tax rate. Adjustments related to this law change increased the effective tax rate for 2009 by approximately 2.0%.

Comparison of the Years Ended December 31, 2007 and 2008

Net Sales

The following table sets forth the net sales of our pharmaceutical products and diagnostic testing services segments for the years ended December 31, 2007 and 2008 and the changes between these periods.

	2007	2008	Increase/ (Decrease)	% Increase/ (Decrease)
Pharmaceutical Products:
Entocort EC	$110,848	$145,028	$34,180	31%
Lotronex	2,471	25,154	22,683	918%
Non-Promoted	30,336	25,803	(4,533)	(15)%

Total	143,655	195,985	52,330	36%
Diagnostic Testing Services	77,285	82,073	4,788	6%

Net Sales	$220,940	$278,058	$57,118

Net sales increased to $278.1 million in 2008 from $220.9 million in 2007. The increase was the result of increased pharmaceutical product sales due to higher volume and price increases, the first full year of Lotronex sales and increased diagnostic testing services due to higher volume from existing products, offset by a decrease in non-promoted pharmaceutical products due to continued generic encroachment.

Pharmaceutical Products

Pharmaceutical product sales increased to $196.0 million in 2008 from $143.7 million in 2007. The increase of $52.3 million, or 36%, was in part due to increases in Entocort EC unit volumes and pricing, which increased Entocort sales $13.8 million and $20.4 million, respectively. Beginning November 1, 2007, we also began selling Lotronex under an exclusive distribution agreement. Sales of Lotronex under the distribution agreement were approximately $2.5 million in 2007, compared to sales of $25.2 million in 2008. Sales of our non-promoted pharmaceutical products decreased due to continued volume erosion caused by generic competition. Sales of Helidac, Imuran and other non-promoted pharmaceutical products decreased by $2.5 million, $1.3 million and $0.7 million, respectively, due primarily to volume decreases in 2008 compared to the same period in 2007 due to continued volume erosion caused by generic competition. We expect sales of non-promoted pharmaceutical products to continue to decrease due to continued volume erosion caused by generic competition.

Diagnostic Testing Services

Net sales of diagnostic testing services increased to $82.1 million in 2008 from $77.3 million in 2007. Increased volume of our celiac and IBD Serology 7 diagnostic testing services resulted in increased net sales of $3.5 million and $1.4 million, respectively. Beginning in April 2008, we began selling our IBS diagnostic test. Sales of our IBS diagnostic testing services were $0.8 million in 2008. These increases were offset by decreases in sales of thiopurine management and other diagnostic services of $0.9 million.

Gross Margin

The following table sets forth the gross margin on sales for our pharmaceutical products and diagnostic testing services segments for the years ended December 31, 2007 and 2008 and the changes between these periods.

	2007	2008	Increase/ (Decrease)	% Increase/ (Decrease)
Pharmaceutical Products	$67,940	$86,339	$18,399	27%
Diagnostic Testing Services	62,439	66,061	3,622	6%

Gross Margin	$130,379	$152,400	$22,021

Gross Margin Percentage	59%	55%

Our gross margin increased to $152.4 million in 2008 from $130.4 million in 2007. The increase of $22.0 million was primarily a result of an increase in sales, partially offset by a change in the pharmaceutical product mix as discussed below. The overall gross margin percentage declined to 55% in 2008 from 59% in 2007, reflecting the increased proportion of the lower overall gross margin in our pharmaceuticals segment. Pharmaceutical gross profit includes the amortization of acquired product rights and intangibles of $12.1 million and $3.3 million for 2008 and 2007, respectively.

Pharmaceutical Products

Pharmaceutical product gross margin increased to $86.3 million in 2008 from $67.9 million in 2007. The increase in gross margin was primarily a result of increased pharmaceutical net sales of $52.3 million in 2008 over 2007. Our pharmaceutical product gross margin percentage decreased to 44% in 2008 from 47% in 2007 as sales of Entocort EC were proportionately larger in 2008 as compared to 2007. Due to the product cost and royalty structure under the distribution agreement with AstraZeneca, Entocort EC has a significantly lower gross margin than most of our other pharmaceutical products. Additionally, the decrease in pharmaceutical gross margin was impacted by the amortization of acquired product rights and intangibles increasing to $12.1 million in 2008 compared to $3.3 million in 2007. The increase of $8.8 million was due to the amortization of product rights and intangible assets relating to the acquisition of Lotronex in January 2008.

Diagnostic Testing Services

Diagnostic testing services gross margin increased to $66.1 million in 2008 from $62.4 million in 2007. The increase was primarily a result of increased net sales for diagnostic testing services of $4.8 million. Diagnostic testing services gross margin percentage was 80% and 81% in 2008 and 2007, respectively.

Operating Expenses

The following table sets forth our operating expenses for the years ended December 31, 2007 and 2008.

	2007		2008		Increase/ (Decrease)	% Increase/ (Decrease)
	Operating Expense	% of Net Sales	Operating Expense	% of Net Sales
Sales and Marketing	$37,350	17%	$54,932	20%	$17,582	47%
General and Administrative	23,635	11%	26,694	10%	3,059	13%
Research and Development	13,024	6%	14,628	5%	1,604	12%

Sales and Marketing

Sales and marketing expense increased to $54.9 million in 2008 from $37.4 million in 2007. The increase was primarily a result of increases in salaries, benefits, travel expenditures and other employee expenses of $11.7 million related to the sales force expansion associated with the Lotronex acquisition and the launch of our IBS diagnostic test in 2008. Additionally, market research and other promotional activities increased by approximately $5.9 million over 2007 due primarily to product launch activities for Lotronex and our IBS diagnostic test. Sales and marketing expenses as a percentage of net sales increased to 20% in 2008 from 17% in 2007 as a result of the 47% increase in total sales and marketing expenses exceeding the 26% increase in net sales in 2008 over 2007.

General and Administrative

General and administrative expense increased to $26.7 million in 2008 from $23.6 million in 2007. The increase is primarily due to the write-off of previously deferred initial public offering, or IPO, costs of $3.4 million in 2008. These costs were expensed as of December 31, 2008 due to the continued delay of the IPO caused by sustained unfavorable market conditions. These costs included accounting, legal and printer fees of $1.6 million, $1.6 million and $0.2 million, respectively. Additionally, increases in headcount resulted in incremental salaries and related benefits and other operating expenses of $1.4 million and $0.3 million in 2008 from 2007, offset by a decrease in non-IPO related legal fees of $2.0 million relating to general legal and ongoing patent litigation matters. General and administrative expense as a percentage of net sales decreased to 10% in 2008 from 11% in 2007 as a result of the 13% increase in total general and administrative expenses compared to the 26% increase in net sales in 2008 over 2007.

Research and Development

Research and development expense increased to $14.6 million in 2008 from $13.0 million in 2007. The increase was primarily a result of increases in costs for the development and validation of new diagnostic products of $2.4 million and salaries, benefits, and other employee expenses of $2.2 million due to an increase in headcount, offset by approximately $0.5 million in reduced miscellaneous operating expenses in 2008. In 2007, research and development expenses included a $2.5 million upfront payment for the licensing of Colal-Pred, which did not recur in 2008. Research and development expense as a percentage of net sales decreased to 5% in 2008 compared to 6% in 2007 as a result of the 12% increase in research and development expense compared to the 26% increase in net sales. We expect research and development expenses to continue to increase due to increased diagnostic development activities, including but not limited to development and clinical validation costs related to further development of our gastrointestinal diagnostic testing services and potential oncology diagnostic products as well as continued development of Colal-Pred. However, these development activities involve a high degree of risk and uncertainty, and we may abandon development of any product candidate at any time.

Interest Expense

In conjunction with a loan agreement entered into in June 2000 and the issuance of its senior notes in April 2001, Prometheus Laboratories Inc. issued warrants to purchase Series D Redeemable Preferred Stock and common stock, respectively, collectively referred to as the redeemable warrants. As the holders of the redeemable warrants had certain rights that could have required the company to repurchase the warrants or the related shares, subsequent to June 20, 2005, increases or decreases in the fair value of the redeemable warrants were recorded as interest expense in the statement of income through April 30, 2008. Redemption rights related to the warrants to purchase the Series D Redeemable Preferred Stock expired in April 2007. Redemption rights with respect to the warrants to purchase common stock issued in connection with the senior notes expired in April 2008. Interest expense in 2008 included the reduction of $5.6 million in the fair value of the redeemable warrants compared to interest expense of $31.1 million in 2007 related to the increase in the fair value of the redeemable warrants discussed above.

Interest expense related to the bank credit agreement increased to $3.7 million in 2008 from $3.1 million in 2007. The increase was primarily a result of the interest incurred from a new term loan entered into in September 2007 (see Note 8 to the consolidated financial statements of Prometheus Laboratories Inc. located elsewhere in this prospectus). The term loan provided for total gross proceeds of $75.0 million.

Interest and Other Income

Net interest and other income decreased to $2.2 million in 2008 from $4.4 million in 2007. The decrease of $2.2 million was primarily related to a substantial reduction in yield on investments of $2.7 million realized in 2008, offset by the sale of equity obtained through the license of patented technologies of $0.5 million. This decrease in yield was due to a conservative cash management strategy to protect and conserve our principal cash and cash equivalent balances in the current economic environment as well as an overall decrease in interest rates.

Provision for Income Taxes

Income tax expense increased to $23.0 million, or 38.2% of pre-tax income, in 2008 from $22.3 million or 83.8% of pretax income, in 2007. The lower tax rate for 2008 compared to 2007 was primarily due to $31.1 million in non-deductible interest expense incurred in 2007 associated with the increase in the fair value of the redeemable warrants (see Notes 1 and 10 to the consolidated financial statements of Prometheus Laboratories Inc. located elsewhere in this prospectus).

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of the preferred stock of Prometheus Laboratories Inc., debt financings and sales of our pharmaceutical products and diagnostic testing services. At December 31, 2009, we had $61.9 million in cash, cash equivalents and marketable securities, compared to $96.7 million at December 31, 2008 and $81.9 million at December 31, 2007. At December 31, 2007 we also had $80.0 million in restricted cash that was used in January 2008 for an upfront payment to acquire Lotronex. We believe that our existing funds, cash expected to be generated from operations and our access to financing should be adequate to satisfy the working capital, capital expenditure and debt repayment requirements of our present business for the foreseeable future.

Cash Flows

The following table summarizes our cash flow activity for the periods indicated:

	For the Years Ended December 31,
	2007	2008	2009
	(In thousands)
Net cash provided by operating activities	$38,003	$45,311	$49,676
Net cash provided by (used in) investing activities	(75,603)	33,009	(218,509)
Net cash provided by (used in) financing activities	48,339	(26,429)	130,945

Operating Activities

Cash provided by operating activities has been and is expected to continue to be our primary recurring source of funds. Cash flows from operations have increased to $49.7 million in 2009, from $45.3 million and

$38.0 million in 2008 and 2007, respectively. Increases in operating cash flows are attributable to growth in net income in 2009 and 2008 over 2007, in addition to an increase in non-cash additions to net income from depreciation and amortization of $16.6 million and $14.2 million in 2009 and 2008, respectively, due to incremental amortization of acquired intangibles from purchased or licensed assets. In 2008, net income included $3.4 million in pre-tax expenses incurred associated with the IPO. Of these costs, $1.9 million and $1.5 million were deferred in 2007 and 2008, respectively, but charged to the statement of income as of December 31, 2008 due to the continued delay of our IPO, caused by sustained unfavorable market conditions. Additionally, operating cash flows included a non-cash warrant accretion reversal of $5.6 million in 2008 and non-cash warrant accretion of $31.1 million in 2007 related to adjustments to fair market value of the redeemable warrants of Prometheus Laboratories Inc. Cash from operations in 2007 is net of $2.7 million paid to the holders of senior note warrants for the purchase of 521,059 shares of common stock that were put to Prometheus Laboratories Inc. and repurchased by it in July 2007. Changes in working capital resulted in relatively consistent reductions in net operating cash flows of $10.5 million, $8.4 million and $8.8 million in 2009, 2008 and 2007, respectively.

Investing Activities

Cash used by investing activities was $218.5 million and $75.6 million in 2009 and 2007, respectively, compared with cash provided by investing activities of $33.0 million in 2008. Investing activities included the net investment of cash and cash equivalents in excess of our operating requirements of $3.1 million in 2009. Investing activities included the net sales of marketable securities of $37.1 million and $7.1 million in 2008 and 2007, respectively. In 2008, we liquidated our position in variable rate demand notes and invested all excess funds in money market accounts backed by government securities for protection of principal during the economic downturn. We invested a portion of our available cash and cash equivalents into high quality, tax-exempt pre-refunded municipal bonds in 2009. In addition, our investing activities have included purchases of product rights, investment to protect intellectual property and capital expenditures to support the growth of our business. As discussed above, $80.0 million in cash was invested in a restricted account during 2007 and was used in January 2008 for an upfront payment to acquire Lotronex. Deferred acquisition costs incurred for this acquisition were $1.0 million in 2007. No restricted cash was held at December 31, 2009.

Purchases of product rights and intangible assets were $207.8 million, $82.7 million and $0.7 million in 2009, 2008 and 2007, respectively. Such investing activities primarily related to the Proleukin commercial agreement in 2009 and the Lotronex asset purchase in 2008, as discussed elsewhere in this prospectus. We are continuing to pursue the acquisition of pharmaceutical products and diagnostic technologies and expect to continue to invest in acquiring access to such products and technologies in the future. Such investments could be substantial.

Capital expenditures were $7.6 million, $1.4 million and $1.0 million in 2009, 2008 and 2007, respectively, principally reflecting acquisitions of equipment for our laboratory operations and leasehold improvements to support our growth, including an 11,000 square foot expansion to our current facility in 2009.

Financing Activities

Cash provided by financing activities increased to $130.9 million in 2009 from $48.3 million in 2007. Cash used in financing activities was $26.4 million in 2008.

Most of our financing activities have related to borrowings and the repayment of debt. Payments of debt include principal payments under bank credit agreements of $71.3 million, $3.8 million and $24.7 million in the years ended 2009, 2008, and 2007, respectively. In December 2009, we repaid the $65.6 million balance outstanding and terminated our then-existing credit agreement. Concurrently, we borrowed $210.0 million ($201.5 million net of fees and costs) pursuant to a new term loan entered into under a new bank credit agreement. In September 2007, we repaid the $23.7 million balance outstanding and terminated our then-existing credit agreement. Concurrently, we borrowed $75.0 million ($73.7 million net of fees and costs) pursuant to a new term loan entered into under a new bank credit agreement.

Net cash outflows for financing activities in 2009, 2008 and 2007 were offset by proceeds from the exercise of stock options by $0.8 million, $0.3 million and $0.8 million, respectively. Net cash inflows for financing activities in 2009, 2008 and 2007 included an excess tax benefit from the exercise of non-qualified stock options of $0.3 million, $0.4 million and $0.4 million, respectively.

In April 2008, holders of senior note warrants to purchase 2,568,079 shares of Prometheus Laboratories Inc. common stock put their warrants to the company for an aggregate purchase price of $23.3 million in cash and Prometheus Laboratories Inc. issued a net of 1,375,568 shares of common stock pursuant to the automatic cashless exercise of the remaining senior note warrants to purchase 1,377,086 shares of its common stock.

Future Financing Requirements

We believe that our available cash balances and anticipated cash flows from operations will be sufficient to satisfy our operating needs for the foreseeable future. However, our business and its financing needs can change unpredictably due to a variety of factors including product acquisition opportunities, competition, regulation, legal proceedings and other events.

In December 2009, we acquired exclusive rights from Novartis Vaccines and Diagnostics, Inc., or Novartis, to distribute, promote and sell Proleukin for injection in the United States. Under the terms of the agreement, Novartis received a $185.0 million upfront payment and will receive royalties based on net sales of Proleukin, which royalty amounts increase as a percentage of net sales from the low single digits to the low double digits as net sales increase, and we may also be required to make payments of up to $123.3 million in the aggregate on the achievement of certain sales-based milestones associated with third party products which are approved for use with Proleukin. Prometheus Laboratories Inc. has the option to extend the initial six-year term on an annual basis for up to an additional six years. In addition, the companies have the option to amend the agreement to include the rest of the world upon the completion of certain conditions. Each of these options requires us to make specified payments at the time of exercise.

In January 2008, we acquired exclusive rights to Lotronex in the United States from GlaxoSmithKline for $80.0 million in cash and 1,250,000 shares of Prometheus Laboratories Inc. common stock. In addition to the upfront fee, we will pay royalties to GlaxoSmithKline based on net sales of Lotronex and may also make payments of up to $100.0 million on the achievement of certain sales-based milestones. In April 2009, we attained the first such sales-based milestone upon the achievement of $35.0 million in cumulative net sales of Lotronex since the completion of the asset acquisition in January 2008. This achievement resulted in a milestone payment of $20.0 million, which occurred in May 2009. In November 2007, we made a $2.5 million payment in conjunction with entering into the exclusive license agreement for Colal-Pred. Under the license agreement, we are responsible for the clinical development and commercialization of Colal-Pred in North America, and for the payment of up to $15.0 million on the successful achievement of development milestones and, assuming the successful completion of clinical trials and regulatory approval, royalties based on net sales of Colal-Pred. However, pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We are selectively pursuing further acquisitions, licenses or other collaborations to obtain access to proprietary pharmaceutical products and diagnostic technologies which could require additional funding.

In April 2009, Prometheus Laboratories Inc. entered into a license and collaboration agreement with Rosetta Genomics Ltd. under which Rosetta granted the company exclusive U.S. rights to three microRNA-based oncology diagnostic tests. Under the terms of a related stock purchase agreement, we made an equity investment of $8.0 million for 2,000,000 ordinary shares.

As a result of the above, in the future we could need additional funds to support our existing operations, to acquire new products or technologies, to commercialize new products and services, to develop and perform clinical trials related to these technologies or to expand our infrastructure. Accordingly, we may need to raise additional funds through the sale of equity or debt securities or from credit facilities; however, additional funds, if needed, may not be available on satisfactory terms, if at all.

For example, recent concerns over the availability and cost of credit, the U.S. mortgage market, a declining residential real estate market in the U.S., inflation, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic recession and fears of a possible depression. Domestic and international capital markets have also been experiencing heightened volatility and turmoil, potentially making it more difficult to raise capital through the issuance of equity securities. Furthermore, as a result of the recent volatility in the capital markets, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers.

Contractual Obligations and Commercial Commitments

Contractual obligations and commercial commitments represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment.

Bank Credit Agreement

In December 2009, Prometheus Laboratories Inc. entered into a new credit agreement with a group of financial institutions under which we borrowed $210.0 million pursuant to a term loan and obtained a $50.0 million revolving credit line. Concurrently, we terminated our existing credit agreement and paid off the $65.6 million balance outstanding. As of December 31, 2009, the company had $210.0 million of borrowings outstanding under the term loan and no outstanding borrowings under the revolving loans. The loans mature and the credit agreement terminates in December 2013. Under the credit agreement, we pay a commitment fee of 0.50% to 0.75% per annum on amounts available under the revolving loans, based upon our consolidated leverage ratio. The term loan and any borrowings under revolving loans bear interest, at our election, either at (1) LIBOR plus an increment of 3.50% to 5.00% or (2) the bank’s prime rate (or the federal funds rate plus 0.5%, or the Eurodollar rate plus 1% whichever is higher) plus an increment of 2.50% to 4.00%, such increments being based on our consolidated leverage ratio. Repayment of the outstanding principal of the term loan is based on minimum amortization of 15%, 15%, 20% and 50% in 2010, 2011, 2012 and 2013, respectively. The agreement also provides for certain mandatory prepayments including a portion of any equity or debt proceeds, extraordinary receipts, as defined, and excess cash flow, as defined. In entering into the credit agreement, we incurred loan fees of approximately $8.5 million, which are included in other assets and are being amortized as a component of interest expense over the term of the credit agreement. The credit agreement requires us to comply with various financial and restrictive covenants. As of December 31, 2009, we were in compliance with all covenants.

Commercial Commitments

The following table summarizes our contractual obligations as of December 31, 2009. The expected timing of payment of the obligations presented below is estimated based upon current information or contractual terms. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations. The table does not include any milestone, royalty or other contingent payments.

	Total	2010 <1 year	2011-2012 2-3 years	2013-2014 4-5 years
Term loan principal payments	$210,000	$31,500	$73,500	$105,000
Term loan interest payments(1)	27,023	9,539	14,336	3,148
Credit agreement commitment fees(2)	1,875	375	750	750
Operating lease obligations(3)	3,922	1,272	2,650	—
Licensing obligations(4)	47,968	19,634	16,167	12,167
Purchasing and other obligations	2,052	2,052	—	—

Total	$292,840	$64,372	$107,403	$121,065

(1)	Assumes the December 31, 2009 interest rate of approximately 4.75% for all periods, scheduled debt payments and no borrowings under revolving loans.

(2)	Assumes a 0.75% commitment fee on $50.0 million in revolving loans for all periods. Assumes there are no borrowings during the term of the credit agreement.

(3)	Reflects the future minimum lease payments due under the operating lease for our laboratory, research and administrative facility.

(4)	Amounts represent the estimated minimum levels of promotional spending required in each period under certain licensing agreements.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to changes in interest rates, primarily from our variable-rate term and revolving loans, if any.

Our term and revolving loans bear interest, at our election, at LIBOR, or the applicable bank’s prime rate (or the federal funds rate plus 0.5%, whichever is higher), plus an increment based on our consolidated leverage ratio. We do not believe that the interest rate risk represented by our floating rate debt is material as of December 31, 2009.

Under our current policies, we do not use interest rate derivatives instruments to manage our exposure to interest rate changes. A hypothetical 1.0% adverse move in interest rates would not materially affect the fair value of our financial instruments or variable rate debt that is exposed to changes in interest rates.

Recently, there has been concern in the credit markets regarding the value of a variety of mortgage-backed and auction rate securities and the resultant effect on various securities markets. We do not currently have any auction rate securities. We do not believe our cash, cash equivalents and marketable securities have significant risk of default or illiquidity. While we believe our cash, cash equivalents and marketable securities are well diversified and do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, we cannot be assured that we will not experience losses on these deposits.

We have no operations outside the United States and do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

Prometheus is committed to improving lives through the development and commercialization of novel pharmaceutical and diagnostic products that enable physicians to provide greater individualized patient care. We are primarily focused on the detection, diagnosis and treatment of disorders within the fields of gastroenterology and oncology. Our strategy includes the marketing and promotion of pharmaceutical products and complementary proprietary diagnostic testing services. By integrating therapeutics and diagnostics, we believe we can provide physicians with more targeted solutions to optimize care for their patients. We believe we are a leader in applying diagnostic testing capabilities for the identification, stratification and monitoring of patients for the treatment of gastrointestinal diseases and are also applying these principles to oncology.

Our portfolio of pharmaceutical products for gastrointestinal diseases and disorders includes ENTOCORT® EC (budesonide) Capsules, which is indicated for the treatment of mild to moderate active Crohn’s disease involving the ileum and/or the ascending colon, and LOTRONEX® (alosetron hydrochloride) Tablets, the only prescription drug approved for use in female patients with severe diarrhea-predominant irritable bowel syndrome, or IBS, who have chronic IBS symptoms, have had abnormalities of the gastrointestinal tract excluded and have not responded adequately to conventional therapy.

Our diagnostic testing services in gastroenterology include specific immunoassays to detect and differentiate diseases, pharmacogenetic testing and drug metabolite monitoring. Our highly specific tests can help physicians to detect and differentiate inflammatory bowel disease from other bowel disorders and to differentiate Crohn’s disease from ulcerative colitis. In addition, we offer tests that assist physicians in the detection, diagnosis or treatment of celiac disease, lactose intolerance and other related disorders.

We believe our business model of offering pharmaceuticals combined with diagnostic testing services provides our sales force greater access to physicians and differentiates us from other pharmaceutical, specialty pharmaceutical and diagnostic companies. Leveraging this model, we believe we have established ourselves as a leader in the gastroenterology market, where our sales force, including approximately 130 sales representatives, sales managers and regional field trainers, has significant experience and technical knowledge of the market. Our average sales time with physicians was approximately ten and a half minutes in 2009, which we believe to be longer than the industry average. We principally market our gastroenterology pharmaceutical and diagnostic products and services to the approximately 12,000 gastroenterologists in the United States, of whom approximately 83% prescribed Entocort EC, Lotronex or ordered at least one of our diagnostic testing services during 2009. We believe our sales success, access to physicians and proprietary diagnostic testing services may also provide us an advantage in gaining access to or acquiring additional pharmaceutical and diagnostic products.

We are also applying our integrated therapeutics and diagnostics business model to the field of oncology. In October 2009, we began marketing three cancer diagnostic tests in the United States with a separate sales and marketing team, establishing our entry into the oncology market. Each of these tests—ProOnc TumorSourceDX™, ProOnc SquamousDX™ and ProOnc MesotheliomaDX™—is based on recently developed, highly sensitive microRNA technology. We acquired the right to sell these three tests in the United States from Rosetta Genomics Ltd. in April 2009. In December 2009, we acquired exclusive rights from Novartis Vaccines and Diagnostics, Inc., or Novartis, to distribute, promote and sell PROLEUKIN® (aldesleukin) for injection in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. Net sales of Proleukin were approximately $75 million in the United States in 2009. We began selling Proleukin in February 2010. In March 2010, we also entered into a non-exclusive collaboration agreement with Bayer Schering Pharma AG, or Bayer, pursuant to which we will develop diagnostic tests specifically tailored to oncology pharmaceutical compounds which Bayer has under development. With the addition of Proleukin, our collaboration with Bayer and our three ProOnc diagnostic tests, we believe we are now well positioned to succeed in the oncology market. We have established a separate oncology sales force which includes approximately 45 sales representatives, sales managers and regional field trainers located throughout the United States.

We currently operate under two business segments: (1) the pharmaceutical products segment that markets and sells prescription drugs, and (2) the diagnostic testing services segment. Our aggregate net sales have grown from $138.9 million in 2005 to $341.5 million in 2009 (a compounded annual growth rate, or CAGR, of 25.2%), with aggregate net sales of pharmaceutical products growing from $84.0 million to $256.8 million (a CAGR of 32.2%) and aggregate net sales of diagnostic testing services growing from $55.0 million to $84.7 million (a CAGR of 11.4%) across the same period.

Prometheus Laboratories Inc. was founded and incorporated in California in December 1995 initially to license, develop and commercialize diagnostic discoveries related to inflammatory bowel disease originally made by Cedars-Sinai Medical Center, or Cedars-Sinai, and the University of California at Los Angeles, or UCLA. We have grown, and expect to continue to grow, through the development, licensing and acquisition of pharmaceuticals and diagnostic technologies. We have expanded into the field of oncology and may expand into additional therapeutic areas that are consistent with our business model of offering proprietary pharmaceuticals complemented by proprietary diagnostics.

IPO Reorganization

We were incorporated in Delaware in June 2009 and are a wholly-owned subsidiary of Prometheus Laboratories Inc. We do not have any operations. Prometheus Laboratories Inc. is undertaking a reorganization in connection with this offering as a result of which we will become a holding company for Prometheus Laboratories Holdings, Inc., which will in turn will be a holding company for Prometheus Laboratories Inc. Following the automatic conversion of Prometheus Laboratories Inc.’s preferred stock into shares of its common stock at the close of business on the day immediately prior to the completion of this offering and prior to the completion of this offering, Prometheus Laboratories Inc. will be merged with our recently formed subsidiary, Prometheus California Inc., with Prometheus Laboratories Inc. surviving the merger and continuing as our operating subsidiary. At the effective time of the merger, outstanding shares of the common stock of Prometheus Laboratories Inc. will be converted into the right to receive shares of our common stock on a one-for-one basis. In addition, we will assume the equity plans of Prometheus Laboratories Inc., the options and rights granted thereunder, as well as any outstanding warrants previously granted to purchase shares of the capital stock of Prometheus Laboratories Inc., all on a one-for-one basis and on the same terms and conditions. See “Certain Relationships and Related Party Transactions—IPO Reorganization.”

Our ownership and corporate structure upon completion of the reorganization and this offering will be as set forth in the following chart:

Gastrointestinal Diseases

In 2008, gastrointestinal anti-inflammatory prescription drugs accounted for sales of over $4.3 billion in the United States, according to IMS Health. Despite the relatively high number of patients suffering from gastrointestinal diseases and disorders, there are only approximately 12,000 gastroenterologists in the United States. Currently, our commercial gastroenterology products focus primarily on the diagnosis and treatment of inflammatory bowel disease, or IBD, IBS and celiac disease.

Inflammatory Bowel Disease

IBD represents a group of chronic, progressive, recurring and debilitating inflammatory disorders of the gastrointestinal tract. The immune system normally protects the body from infection. In people with IBD, however, the immune system reacts inappropriately by launching an attack on the body’s own tissues. In the process, the body sends white blood cells into the lining of the intestines, where they produce chronic inflammation. These cells then generate harmful products that ultimately lead to ulcerations and bowel injury. IBD typically has an onset before 30 years of age and is a lifelong illness that can be potentially life-threatening. Although IBD has no known cause, there is a presumed genetic component to susceptibility. IBD may be triggered by environmental factors and although IBD is not thought to be caused by dietary factors, dietary modification may reduce discomfort.

According to the Crohn’s & Colitis Foundation of America, an estimated 1.4 million Americans suffer from IBD. Crohn’s disease and ulcerative colitis are the two main types of IBD diseases. The main difference between Crohn’s disease and ulcerative colitis is the location and nature of the inflammation. Because the symptoms of Crohn’s disease and ulcerative colitis are so similar, it is sometimes difficult to establish a definite diagnosis. However, differentiating between the two diseases is extremely important as treatment may be very different. Historically, accurate diagnosis could only be done invasively by endoscopy with biopsy of lesions. In the past ten years, non-invasive diagnostic tests have been introduced that provide information to aid physicians in diagnosing IBD.

Crohn’s Disease

Crohn’s disease is a chronic disorder that causes inflammation of the digestive or gastrointestinal tract. Crohn’s disease most commonly affects the end of the small intestine, or the ileum, and the beginning of the large intestine, or the colon, although it may involve any part of the gastrointestinal tract. Crohn’s disease may involve all layers of the intestine, and there can be normal healthy bowel in between patches of diseased bowel. The inflammation extends deep into the lining of the affected area and primarily causes ulcerations, or breaks in the lining, of the small and large intestines. Flare-ups of the disease can range from mild to severe and typically involve symptoms such as diarrhea, abdominal pain, fever and sometimes rectal bleeding.

Treatment for Crohn’s disease depends on the location and severity of the disease, complications and response to previous treatment. Mild symptoms may be treated with an antidiarrhea medication. For mild to moderate symptoms, the only medication approved by the U.S. Food and Drug Administration, or FDA, is Entocort EC; however, although not approved for such use, physicians also prescribe aminosalicylates, such as sulfasalazine or mesalamine. Corticosteroids, such as hydrocortisone or prednisone, although also not approved for such use, are also given orally to control inflammation. However, corticosteroids are not generally used for prolonged treatment due to serious side effects including acne and puffiness of the face, among others. Depending on the severity of the disease, physicians may also prescribe medications that suppress the immune system, such as azathioprine, mercaptopurine or methotrexate although these are also not approved to treat Crohn’s disease.

Moderate to severe disease may be treated with biologics, such as infliximab and adalimumab, which inhibit the action of certain factors that lead to inflammation. When a pharmaceutical does not control the disease, or when the side effects of steroids or other drugs threaten a person’s health, surgery may be required. However, inflammation may return next to the area of the bowel that was removed.

Crohn’s disease is often expensive to treat because many patients may require long-term medical care, including multiple hospitalizations, surgeries and expensive therapeutics. The condition can be difficult to manage clinically and consumes a substantial amount of healthcare resources in terms of physician time, procedures and medications. More than 600,000 Americans had Crohn’s disease in 2007, according to Datamonitor.

Ulcerative Colitis

Ulcerative colitis is a chronic disease of the colon and rectum. The disease is marked by inflammation and ulceration of the innermost lining of the colon, whereas Crohn’s disease can affect all layers of the intestine. Ulcerative colitis involves inflammation of the entire rectum and extends up the colon in a continuous manner. There are no areas of normal intestine between the areas of diseased intestine. Because the inflammation makes the colon empty frequently, symptoms typically include diarrhea (sometimes bloody) and often crampy abdominal pain. Ulcerative colitis may, however, also affect parts of the body outside the intestine, producing symptoms resembling arthritis in other parts of the body.

Ulcerative colitis can be painful and debilitating, and at times it can lead to life-threatening complications. The goal of medical treatment is to reduce the inflammation and to induce remission initially with medication, followed by the administration of maintenance medication to prevent a relapse of the disease. Treatment for ulcerative colitis depends on the severity of the disease, complications and response to previous treatment. Most patients with mild to moderate ulcerative colitis will first be treated with aminosalicylates, such as sulfasalazine or mesalamine, which are used to help control inflammation. Patients with moderate to severe disease who do not respond to aminosalicylates may take corticosteroids such as prednisone, methylprednisone and hydrocortisone, which are also used to reduce inflammation. These drugs are not recommended for long-term use due to their side effects, but they can be effective for short-term use. Depending on the severity of the disease, patients may also take medications that suppress the immune system, such as azathioprine and mercaptopurine. These drugs are used for patients who have not responded to aminosalicylates or corticosteroids or who are dependent on corticosteroids.

Severe symptoms can often result in hospitalization and surgery. In the best cases, treatment may lead not only to symptom relief, but also to long-term remission. More than 700,000 Americans had ulcerative colitis in 2007, according to Datamonitor.

Irritable Bowel Syndrome

IBS is a disorder characterized most commonly by cramping, abdominal pain, bloating, constipation and diarrhea. Patients diagnosed with IBS are commonly classified as having one of three forms: IBS with constipation, IBS with diarrhea, or mixed-pattern IBS alternating between constipation and diarrhea. IBS causes substantial discomfort and distress, but, unlike IBD, it is not characterized by intestinal inflammation or permanent intestinal damage. Researchers have yet to discover any specific cause for IBS. No cure has been found for IBS, but symptoms can often be controlled with diet, stress management and prescription and over-the-counter medications, including fiber supplements, laxatives, anti-diarrhea medication, antispasmodics and antidepressants. For severe cases, however, IBS can be disabling. People suffering from severe cases of IBS may be unable to work, attend social events or even travel short distances. Thus far, only three drugs have been approved for the treatment of IBS. The first, Lotronex (alosetron hydrochloride), is the only prescription drug approved for use in female patients with severe diarrhea-predominant IBS who have chronic IBS symptoms, have had abnormalities of the GI tract excluded, and have not responded adequately to conventional therapy. The second, Zelnorm® (tegaserod maleate), was withdrawn from the United States market in 2007 and is currently only available under investigational new drug protocols for patients whose condition is life-threatening and require hospitalization. Amitiza® (lubiprostone) was approved by the FDA in April 2008 for the treatment of IBS with constipation in women 18 years of age and older.

According to the NIDDK, in 2007, almost 60 million, or 20%, of the U.S. population had symptoms of IBS, making it one of the most common disorders diagnosed by physicians. Of these patients, less than 5% meet the criteria for prescription of Lotronex. IBS occurs more often in women than in men, and it generally begins in late adolescence or early adult life and rarely appears for the first time after the age of 50. Unfortunately, many people suffer from IBS for a long time before seeking medical treatment. Up to 75% of people suffering from IBS are believed not to be receiving medical care for their symptoms, due in part to the current difficulties of diagnosing IBS.

Celiac Disease

Celiac disease is an autoimmune digestive disease that damages the small intestine, interfering with the absorption of nutrients from food. People with celiac disease cannot tolerate a protein called gluten, which is found in wheat, barley and rye. With celiac disease, eating foods or using products containing gluten causes an immune response that damages the villi in the small intestine. Villi are small, fingerlike protrusions that line the small intestine and allow nutrients from food to be absorbed into the bloodstream.

Although the cause of celiac disease is unknown, research has shown that it is strongly associated with certain genes involved in the regulation of the body’s immune response to gluten. It is also believed that celiac disease is generally triggered the first time by an environmental factor such as a viral infection or severe stress. The disease can appear at any time during a person’s life. Symptoms of celiac disease will vary significantly from person to person and include, but are not limited to, diarrhea, abdominal pain, skin rash, and weight loss. According to a Columbia University led survey of over 1,600 celiac patients published in the American Journal of Gastroenterology in 2001, the average length of time between the first symptoms and a diagnosis of celiac disease is 11 years. The only treatment for people with celiac disease is lifetime avoidance of gluten. In most cases, a diet avoiding gluten prevents any further damage and allows existing intestinal damage to heal.

According to the NIDDK, as many as three million Americans live with celiac disease but it remains greatly underdiagnosed. The number of diagnosed patients is expected to increase significantly over the next several years, driven by broad-based educational campaigns, NIH research funding and widely available genetic and blood tests for highly-specific antibodies.

Oncology

Cancer is a group of diseases in which abnormal cells divide without control and are able to invade and sometimes spread, or metastasize, to other tissues in the body. According to the National Cancer Institute, or NCI, more than 11 million people are living with cancer in the United States. The NCI also estimates that approximately 1.5 million individuals are diagnosed with, and 500,000 patients die of, cancer each year. However, there are only approximately 10,500 oncologists practicing in the United States.

There are more than 100 different types of cancer; each grows at different rates and responds to different treatments. Currently, our commercial oncology pharmaceutical product focuses on metastatic renal cell carcinoma and metastatic melanoma, while our commercial oncology diagnostic products focus primarily on cancer of unknown primary, or CUP, lung cancer and mesothelioma.

Metastatic Renal Cell Carcinoma

Kidney cancer currently affects more than 36,000 people each year in the United States. Renal cell carcinoma, the most common type of kidney cancer in adults, begins in the renal cortex, the part of the body that filters blood and produces urine. Metastatic kidney cancer refers to cancer that has spread outside its original location, often first to the lymph nodes and then to another part of the body, such as the lungs, bone, or liver. While surgery is the most common treatment for early disease, metastatic kidney cancer cannot be treated effectively by surgery alone and often requires the addition of drug therapy. Proleukin has been approved by the FDA for the treatment of adults with metastatic renal cell carcinoma for more than 15 years. Complete and long-lasting responses have been observed for a small percentage of patients.

Metastatic Melanoma

Melanoma is a type of skin cancer that begins in specialized skin cells called melanocytes, which are responsible for providing pigment to the skin. Melanoma is the most aggressive type of skin cancer. Metastatic melanoma refers to disease that has spread from its original site to other parts of the body. Various chemotherapy agents are used to treat metastatic melanoma, however their overall success in metastatic melanoma is limited. Proleukin has been approved by the FDA for the treatment of adults with metastatic melanoma for more than ten years. Studies have demonstrated that Proleukin offers the possibility of a complete and long-lasting remission in this disease, although only in a small percentage of patients.

Cancer of Unknown Primary

When addressing cancer, an oncologist’s objective is to diagnose early and treat aggressively to minimize or prevent the progression to metastatic stages. However, a number of patients are diagnosed each year with a cancer that has already metastasized without identifying its primary origin. As cancer needs to be treated according to its primary tumor, accurate identification of the primary origin can be critical for determining appropriate treatment. Current diagnostic methods include a wide range of costly and time consuming histopathology analysis of the biopsy, and imaging methods such as chest X-ray, CT and PET scans. Each year in the United States, several thousand people are diagnosed with metastatic cancer whose primary cancer site is not known. When the primary site cannot be identified, the disease is labeled CUP.

Lung Cancer

Lung cancer is the leading cause of cancer-related mortality in both men and women in the United States. Lung cancers are generally divided into small cell lung cancer and non-small cell lung cancer, or NSCLC. NSCLC is divided further into squamous cell carcinoma, large cell carcinoma and adenocarcinoma. As researchers have learned more about the changes in cells that cause cancer, they have been able to develop newer drugs that target these changes. When administered targeted therapy, whether currently available or under development, patients with squamous cell carcinoma of the lung have demonstrated varying response patterns that include a high incidence of severe or fatal internal bleeding in the lungs, or hemoptysis, to overall poor response to treatment. Therefore it is important to distinguish whether a patient has squamous or non-squamous NSCLC prior to treatment.

Mesothelioma

Mesothelioma is a rare form of cancer in which malignant cells develop in the mesothelium, a protective lining that covers most of the body’s internal organs. Most people who develop mesothelioma have worked on jobs where they inhaled asbestos particles or they have been exposed to asbestos dust and fiber in other ways. Symptoms of mesothelioma may not appear until 30 to 50 years after exposure to asbestos. Approximately 2,000 new cases are diagnosed in the United States each year. Diagnosing mesothelioma is often difficult because the symptoms are similar to those of a number of other conditions. The diagnosis may be suspected with chest X-ray and CT scan, and is confirmed with a tissue sample, or biopsy, and microscopic examination. Despite treatment with chemotherapy, radiation therapy or sometimes surgery, the disease carries a poor prognosis.

Metastatic Breast Cancer

According to the National Cancer Institute, one in eight women will be diagnosed with cancer of the breast during her lifetime. Although it occurs in both men and women, less than 1% of all new breast cancer cases occur in men. More than 40,000 women died from breast cancer in 2009, though death rates have been decreasing since 1990 due in part to treatment advances, earlier detection through screening and increased awareness. Metastatic breast cancer occurs when cells from the original tumor spread beyond the breast to other parts of the body. It is estimated that nearly 155,000 women in the United States are currently living with metastatic breast cancer. While there is no cure for metastatic breast cancer, treatment options are available. If metastasis has occurred, diagnosis and monitoring of the cancer remains critical to ensure optimal treatment and response to treatment.

Our Competitive Strengths

We believe that we bring the following competitive advantages or strengths to the markets and customers we serve.

Differentiated, Physician-Focused Business Model

We believe our business model of offering pharmaceuticals combined with complementary diagnostic testing services differentiates us from most other pharmaceutical, specialty pharmaceutical and diagnostic companies and provides us with several benefits and advantages. We focus on specialist physicians and provide them with diagnostic testing services that can be used for early disease detection, diagnosis and differentiation; for selecting pharmaceuticals and avoiding therapeutic side effects; and for therapy monitoring.

We also believe selling both proprietary pharmaceuticals and diagnostics in the same sales call creates a different dynamic as compared to a traditional pharmaceutical sales call, resulting in longer sales calls and greater physician access. In addition, as the use of targeted therapeutics in stratified patient populations becomes more prevalent in the treatment of complex diseases, we believe our business model may provide us with a competitive advantage in acquiring or licensing additional pharmaceutical products and in obtaining, developing and commercializing additional diagnostics.

A Leader in Commercializing Diagnostic Technologies

We believe we are a technological leader in helping to develop and commercialize diagnostic testing services. For example, we believe our IBD Serology 7 diagnostic is the most comprehensive IBD test available to help physicians detect and differentiate IBD from other disorders that have similar symptoms. This product also helps physicians differentiate Crohn’s disease from ulcerative colitis. Over the past several years, we have developed and commercialized a number of new diagnostic products designed to help gastroenterologists. Our diagnostic development group has successfully developed, scaled up and validated both our own technologies and those discovered and licensed in from academic institutions and others. We believe we are well positioned to maintain and build a leading position in developing and acquiring access to new technologies related to gastroenterology and oncology, respectively, based on our experience and past successes in commercializing new technologies and, when combined with the strength of our existing product portfolio, our differentiated business model and our effective sales force.

Highly-Trained and Effective Sales Force

We believe we have a leading sales force in the gastroenterology market. Unlike many pharmaceutical sales forces that are trained only to understand the mechanism of action, side effects and comparative benefits of their pharmaceuticals, our sales representatives are also trained to understand how our diagnostics relate to diseases. We feel this knowledge in conjunction with the marketing of our diagnostic products creates a more collaborative and science-based interaction with physicians in a sales call and, as a result, we believe our sales representatives generally experience longer sales calls with and greater access to physicians than most other pharmaceutical sales representatives. In addition to making our sales force more effective with respect to promoting existing products, we believe the nature of our interactions with physicians can help to build a lasting sales channel through which additional, high-value products and services can be brought to the physician community. With the addition of Proleukin and the ProOnc DX portfolio of oncology diagnostics, we are applying these same principles to oncology and have established a separate oncology sales force focused exclusively on this new market.

Facilitating a More Individualized Approach to Patient Care

Individual patients may respond differently to medications and the same disease can vary significantly from patient to patient. Our diagnostic tests identify individual patient and disease differences at a molecular or genetic level, including tests for measuring or identifying variations in genes, proteins or metabolites. These diagnostics, in conjunction with a patient’s symptoms, medical history, lifestyle and other health conditions, allow physicians to more effectively tailor treatment to the individual patient. We believe our science-based approach enables more individualized patient care and can help physicians determine the optimal management and treatment of challenging diseases.

Management Team with Proven Track Record

We have an experienced management team that is focused on the daily execution of our business plan and the future growth of our company. Our senior management has an average of over 20 years experience in the healthcare industry. Under our current management, we have built a strong record of commercial success. Our net sales have increased from $220.9 million in 2007 to $341.5 million in 2009, representing a CAGR of 24.3%. We believe our strong financial condition, coupled with the experience and proven track record of our senior management team, positions us well to capitalize on additional opportunities. In addition, our team has executed our product acquisition and in-licensing strategy by acquiring rights to Entocort EC, Lotronex, Proleukin and certain oncology diagnostics within the last six years from four different pharmaceutical and biotechnology companies.

Our Strategy for Growth

Capitalizing on our current strengths, our strategy for growth is focused on leveraging our differentiated business model to acquire, develop and commercialize proprietary pharmaceutical products and complementary, highly complex diagnostic testing services in the United States. We intend to leverage our sales force and the relationships our sales force has created with physicians to market and sell these additional products and services. Specifically, we intend to pursue growth by:

•

Expanding our access to marketed proprietary pharmaceutical products or products in later-stage development through acquisitions, licensing or distribution agreements, co-promotion or co-marketing agreements or strategic mergers or acquisitions;

•	Adding diagnostic testing services and new technologies through collaborations, internal development programs, in-licensing or acquisitions that complement our products and sales strategy;

•

Increasing the market penetration of our existing products and services through product enhancements, targeted promotion and by educating physicians and payors as to the clinical and cost benefits of our products and services; and

•	Carefully expanding into additional therapeutic areas that are consistent with our business model.

While our focus has been on gastroenterology products and diagnostic testing services in the United States, we are expanding into oncology and may carefully expand into other therapeutic areas as well. In June 2009 we began offering MyCeliacID in the United States, Mexico and Canada via the internet. We may also consider expanding full therapeutic and diagnostics services outside the United States in the future for our other products.

Acquire Additional Pharmaceutical Products

We are selectively pursuing additional proprietary pharmaceutical products through acquisitions, licensing or distribution agreements, co-promotion or co-marketing agreements and we may also consider strategic mergers or acquisitions to access products. We are seeking products we believe are promotion sensitive, can generate a meaningful level of sales and can benefit from complementary diagnostics. Generally, these products require a more complex sales call than other pharmaceuticals. We believe there are a number of such products in the larger pharmaceutical companies which do not fit well into their sales models, and in earlier stage companies bringing products through registration, but who do not have the capacity or capabilities to sell these products. We also believe that interest in our internally developed oncology diagnostic technology may afford us additional opportunities to gain access to pharmaceutical products.

Besides acquiring or licensing currently marketed products, we may also pursue the acquisition of compounds in the later stages of development having evidence of safety and efficacy, and that are expected to have a reasonable time horizon to potential market approval. Another potential source of products for us includes acquiring access to products already approved and marketed outside the United States that we believe may have a reasonably straightforward path to registration in the United States.

Expand Our Diagnostic Testing Services

Since launching our first diagnostic test, we have helped to build the market for our highly complex clinical diagnostic testing services in gastroenterology. Our strategy has been and is to be a technological leader by introducing new and improved diagnostic testing services in our chosen markets, including oncology. We have acquired and expect to continue to acquire proprietary diagnostic technologies through licenses and collaborations, generally with academic institutions. In addition, we will continue to develop new diagnostic testing services, to enhance our existing diagnostics and to scale up, validate and commercialize licensed technologies, through our internal research and development capabilities and collaborations with pharmaceutical companies.

In many cases, we may acquire diagnostic tests that support our pharmaceutical products. However, we may acquire or develop diagnostic tests without complementary pharmaceutical products.

Increase Market Penetration

We believe there will be continuing opportunities to increase the market penetration of our existing products and services through product enhancements, targeted promotion and by educating physicians and payors as to the clinical and cost benefits of our products and services. For example, we believe that some of the increases in the sales of our diagnostic testing services for IBD and celiac disease are directly attributable to enhancements made to those products in the last several years.

Diagnostic tests, in conjunction with a patient’s symptoms, medical history, lifestyle and other health conditions, can help physicians to more effectively tailor treatment to the individual patient. Potential benefits could be substantial, including improvements in diagnosis, more effective treatment and reductions in side effects, benefiting patients and thereby generating cost savings to the healthcare system. To the extent such cost savings can be achieved and documented, payors may be more willing to provide expanding coverage for diagnostic testing services and to use appropriate pharmaceuticals.

Application to Other Therapeutic Areas

With the appropriate opportunity, we may carefully expand into additional therapeutic areas that are consistent with our business model of marketing proprietary pharmaceuticals complemented by diagnostics. In addition to the relationship between pharmaceuticals and diagnostics, we will be looking for specialties in which we believe there is a high probability that we will be able to acquire or gain access to multiple products, both marketed and in development.

Based on our experience in the gastroenterology market, we believe there are several market attributes that help make our business model of integrating pharmaceuticals and diagnostics successful. These attributes include:

•	complex disease states that are difficult to diagnose and treat;

•	diseases that must be treated with drugs which often carry issues related to both safety and efficacy; and

•	focused markets represented by a reasonably concentrated number of physicians.

There are other therapeutic areas that we believe have these attributes, and therefore should be good candidates for us. We are currently expanding into the field of oncology, which we believe to be one such therapeutic area. We also believe urology, neurology and endocrinology represent potential markets for our business model.

Our Products

Gastroenterology Pharmaceutical Products

Our promoted pharmaceutical products for gastrointestinal diseases and disorders include Entocort EC for the treatment of mild to moderate active Crohn’s disease involving the ileum and/or ascending colon and Lotronex for treatment of a subset of women with severe diarrhea-predominant IBS. We sell, but do not actively market, several other pharmaceuticals including Imuran, Helidac Therapy, and Ridaura, in addition to a number of other diagnostic tests. We also manufacture a generic mercaptopurine product which is sold through a third-party distributor. We currently only offer our pharmaceutical products in the United States.

The following table sets forth our key pharmaceutical products that are currently sold, the indications they are approved for and our net sales from each product for calendar years 2007, 2008 and 2009.

		Net Sales
		Years Ended December 31,
Product	Disease/Uses	2007	2008	2009
		(In millions)
Promoted:
Entocort EC	Mild to moderate active Crohn’s disease involving the ileum and/or ascending colon	$110.8	$145.0	$203.9
Lotronex(1)	Certain cases of severe diarrhea-predominant irritable bowel syndrome in women	2.5	25.2	30.4
Non-promoted:
Imuran	Kidney transplantation and rheumatoid arthritis	7.7	6.4	5.4
Helidac Therapy	H. pylori eradication	10.4	8.0	7.2
Ridaura	Rheumatoid arthritis for patients who have not responded adequately to one or more non-steroidal anti-inflammatory drugs	3.9	3.9	3.6
Mercaptopurine	Lymphatic leukemia	6.5	5.9	4.8
Other(2)		1.9	1.6	1.5

Total Pharmaceutical Product Sales		$143.7	$196.0	$256.8

(1)	We began marketing and selling Lotronex in November 2007 under an exclusive distribution agreement with GlaxoSmithKline. In January 2008, we acquired exclusive rights to Lotronex from GlaxoSmithKline.

(2)	Includes Trandate tablets and Zyloprim tablets.

We do not market our non-promoted pharmaceutical products since they no longer have patent protection and either compete with generic products or newer compounds often preferred by physicians.

We sell the majority of our branded pharmaceutical products to wholesalers who, in turn, sell the products to hospitals, pharmacies and other customers. All these customers have a right to return the product if it expires before use. Cardinal Health, Inc., McKesson Corporation and Amerisource Bergen Corporation individually comprised 41%, 36% and 19%, respectively, of our branded pharmaceutical product sales in 2009, and collectively they comprised 95%, 95% and 96% of our branded pharmaceutical product sales in 2007, 2008 and 2009, respectively.

ENTOCORT® EC (budesonide) Capsules

Entocort EC is the only FDA-approved drug indicated for the induction and maintenance of clinical remission in mild to moderate active Crohn’s disease involving the ileum and/or the ascending colon. The ileum and/or the ascending colon are affected in approximately 70% of Crohn’s disease patients. Entocort EC consists of an encapsulated formulation of budesonide granules, a glucocorticosteroid. Entocort EC is designed to release primarily in the ileum and/or the ascending colon, so that as little as 10% of the drug enters systemic circulation. Entocort EC may benefit patients by reducing glucocorticosteroid-related side effects. In addition, one of two studies has shown that Entocort EC demonstrated symptom control for flares that is not statistically different from prednisolone (a steroid used to treat Crohn’s disease) at eight weeks. Entocort EC is also approved for up to three months maintenance therapy for many people with mild to moderate Crohn’s disease.

Many large, well-capitalized companies offer products in the United States that compete with Entocort EC. Entocort EC currently competes with other therapies including aminosalicylates, or 5-ASAs, such as sulfasalazine or mesalamine, and other corticosteroids, such as hydrocortisone, prednisone or prednisolone, none of which are currently approved for the treatment of Crohn’s disease but which are often prescribed by physicians for such use. 5-ASAs are generally prescribed for both ulcerative colitis and Crohn’s disease. 5-ASAs have been tested in clinical trials for Crohn’s disease, but have failed to demonstrate statistically significant effectiveness versus placebo. We are also aware of a number of products being tested in later-stage clinical trials for the treatment of mild to moderate Crohn’s disease.

Entocort EC has been shown to help more patients achieve clinical remission of Crohn’s disease as compared to mesalamine. As compared to prednisolone, Entocort EC also has been shown to have a lower incidence of glucocorticosteroid-related side effects, such as acne and puffiness of the face, among others, as compared to those patients taking prednisolone.

We believe Entocort EC competes on perceived value based on relative cost, product efficacy and safety. Entocort EC prescriptions have increased approximately 105% in 2009 over 2004, the year before we began selling the product, in a relatively flat market during the same period. Since we acquired promotion and distribution rights to Entocort EC, we have increased Entocort EC’s share of the prescription market defined to include Entocort EC and the 5-ASAs from 6.1% in January 2005 to 10.6% in December 2009. We have priced Entocort EC treatment based on its value as the only approved product for the treatment of mild to moderate Crohn’s disease, and its value relative to competing therapies.

We have the exclusive right to distribute, market and sell Entocort EC in the United States and to use the trademark, ENTOCORT® under an agreement with AstraZeneca which currently runs through December 31, 2010. In the United States, Entocort EC is protected by two patents, the terms of marketing and patent exclusivities for which expire in May 2011 and January 2015, respectively. Both of the patents are owned by an affiliate of AstraZeneca. Under the agreement, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement on the above patents or the trademark. AstraZeneca manufactures Entocort EC according to the terms of our agreement.

AstraZeneca is responsible for a post-marketing pediatric study for Entocort EC in accordance with the FDA’s requirements imposed at the time of NDA approval for the product. AstraZeneca is required to consult with us concerning any proposed material changes in the label for Entocort EC. We are entitled to have a representative participate in any substantive meeting with the FDA for the pediatric study accompanying a representative from the AstraZeneca team. AstraZeneca is required to fund any post-marketing obligations required for the product. AstraZeneca has requested that the FDA waive the post-marketing pediatric study requirement as AstraZeneca has been unable to successfully engage an adequate number of patients to perform the study.

LOTRONEX® (alosetron hydrochloride) Tablets

In January 2008, we acquired exclusive rights to LOTRONEX® (alosetron hydrochloride) Tablets in the United States from GlaxoSmithKline. Lotronex is the only prescription drug approved by the FDA for use in a specific subset of female patients with severe diarrhea-predominant IBS, as more fully described in the label. Patients with severe diarrhea-predominant IBS constitute less than 5% of all people suffering from IBS. From November 1, 2007 until we completed the acquisition, we marketed and sold Lotronex under an exclusive distribution agreement. There are five U.S. patents covering Lotronex, including a compound patent which expires in January 2013 and method of use patents which expire in October 2018. See “Risk Factors—Risks Related to Intellectual Property.”

Lotronex is indicated for use only in women with severe diarrhea-predominant IBS who have not responded adequately to conventional therapy, whose IBS symptoms are chronic, and who have had other gastrointestinal medical conditions ruled out. Diarrhea-predominant IBS is severe if, in addition to diarrhea, the patient experiences at least one of the following symptoms: frequent and severe abdominal pain/discomfort; frequent bowel urgency/fecal incontinence; or disability/restriction of daily activities because of IBS. Clinical studies with Lotronex have not been performed to assess the benefits of Lotronex in men or patients under the age of 18.

Lotronex may reduce pain or discomfort in the lower abdominal area, bowel urgency, or the sudden need to have a bowel movement, and diarrhea resulting from IBS. Because of the potential for serious side effects associated with Lotronex, its use is restricted to patients with severe IBS who have not responded adequately to conventional therapy and for whom the benefits outweigh the risks. Serious side effects associated with Lotronex include ischemic colitis and severe constipation. Ischemic colitis is a condition in which reduced blood flow to the intestines usually causes injury to the colon. These conditions can lead to hospitalization, and in rare cases, blood transfusions, surgery and death. Lotronex should be discontinued immediately in patients who develop constipation or symptoms of ischemic colitis. Physicians should instruct patients who report constipation to immediately contact the physician if the constipation does not resolve after discontinuation of Lotronex.

Prior to our acquisition of the exclusive rights to Lotronex in the United States, GlaxoSmithKline voluntarily withdrew Lotronex from the market in 2000 after failing to reach agreement with the FDA on how to best manage risks associated with the product. The FDA approved a supplemental NDA for Lotronex in 2002 with a more limited indication and a special warning referred to as a “black box” warning and Lotronex was subsequently re-introduced to the market. In order to reduce the potential for serious side effects of Lotronex, it is subject to a special prescribing program designed to minimize the risks of serious complications of constipation and ischemic colitis. Under this program, only physicians who have enrolled in the Prescribing Program for Lotronex™ may write prescriptions for it. As of February 28, 2010, approximately 11,200 physicians in the United States were enrolled in the prescribing program. However, only 26% of enrolled physicians actively prescribed Lotronex in 2008. In connection with their enrollment into the prescribing program, the physicians must demonstrate an understanding of IBS and be familiar with the side effects and risks of Lotronex. The program instructs the prescribing physician to review the medication guide with the patient and to sign a patient-physician agreement with the patient prior to prescribing Lotronex, which indicates that the patient has been advised of and understands the risks and benefits of Lotronex. The physician then places a blue sticker on the prescription, signifying to the pharmacist that he or she is an enrolled physician.

In addition, Lotronex has been the subject of a number of lawsuits against GlaxoSmithKline, primarily based on an alleged failure to inform patients of the potentially severe side effects. GlaxoSmithKline has advised us that all of these lawsuits have been resolved with the exception of three, which GSK believes will be dismissed. Since reintroduction of Lotronex in 2002, no lawsuits involving Lotronex have been filed against GlaxoSmithKline relating to adverse side effects of the product. Under our agreement to purchase Lotronex, we are not liable for claims related to Lotronex that arose prior to the date of the acquisition.

We are responsible for continuing ongoing GlaxoSmithKline-initiated post-marketing studies with respect to monitoring the occurrence of serious adverse events and risk factors associated with Lotronex, compliance and prescriber enrollment with the Prescribing Program for Lotronex, evaluation of the appropriate use, survey of patients, the effectiveness of such program and submitting periodic reports to the FDA. Of the post-marketing studies, all have been completed except a patient survey program. The patient survey program is ongoing and is currently being managed for us by GlaxoSmithKline through a third party service provider. We intend to utilize the same service provider to assist us with managing this program.

Non-Promoted Pharmaceutical Products

For the last several years, we have not marketed any of our non-promoted pharmaceutical products.

Imuran® (azathioprine)

Imuran is indicated for adjunctive use in the prevention of rejection in kidney transplants and in the management of active rheumatoid arthritis. Although Imuran is not indicated for the treatment of IBD and we do not promote it for that indication, physicians often prescribe it for various forms of IBD, including Crohn’s disease and ulcerative colitis, as well as other autoimmune disorders. Imuran is prescribed primarily by gastroenterologists, transplant surgeons, nephrologists, rheumatologists and internal medicine specialists. Imuran has intense competition, both from generics and newer products that have come to market.

Helidac® Therapy (bismuth subsalicylate/metronidazole/tetracycline hydrochloride)

Helidac Therapy, or Helidac, when taken with an H2 antagonist, is indicated for the eradication of Helicobacter pylori, or H. pylori, bacteria, which causes peptic ulcers, and for patients with duodenal ulcer disease. Helidac was the first product to combine all the drug components necessary for H. pylori eradication into one easy-to-use kit. Helidac is a compliance package made up of metronidazole, tetracycline hydrochloride and bismuth subsalicylate. Each of the products contained in the compliance package are available as separate tablets or capsules and are available as generics. Helidac competes principally with TAP Pharmaceutical’s PREVPAC®. In addition, Axcan Pharma Inc. has introduced a three-in-one capsule for the eradication of H. pylori.

Ridaura® (auranofin)

Ridaura is approved for the treatment of active classical or definite rheumatoid arthritis in adults. Ridaura is the only oral formulation of a gold salt available for the treatment of rheumatoid arthritis for patients who have not responded adequately to one or more non-steroidal anti-inflammatory drugs. It should be used in treating rheumatoid arthritis only when other non-steroidal, anti-inflammatory drugs are not effective. Ridaura faces intense competition from newer pharmaceuticals.

Mercaptopurine

Mercaptopurine is approved for maintenance for acute lymphatic leukemia as part of a combination regimen and, although it is not indicated for the treatment of certain gastrointestinal diseases and we do not promote it for those indications, physicians often prescribe it for various forms of IBD, including Crohn’s disease and ulcerative colitis. Mercaptopurine is a generic version of the branded product Purinethol®, currently owned by Teva Pharmaceuticals. Our distribution partner, Par Pharmaceutical, Inc., or Par, launched mercaptopurine as the first generic on the market in February 2004. Subsequently, three additional generics have been approved and launched, including a generic launched by Teva Pharmaceuticals in April 2005. In addition to these generics, mercaptopurine competes with Imuran and generic azathiopurine products.

Trandate® (labetalol hydrochloride)

Trandate is approved for the management of high blood pressure, or hypertension. Trandate can be used alone or in combination with other anti-hypertensive agents, particularly thiazide and loop diuretics. Trandate is typically prescribed by cardiologists, family practitioners and internists. Trandate competes both with generics and many other drugs used to treat hypertension.

Zyloprim® (allopurinol)

Zyloprim reduces serum and uric acid levels and is approved for the management of patients with gout, patients receiving certain types of chemotherapy to leukemia, lymphoma and other cancers, and patients with kidney or urinary stones. Zyloprim is typically prescribed by orthopedic specialists, rheumatologists, podiatrists, nephrologists and family practitioners. In addition to generic competition, Zyloprim also competes with other non-generic anti-gout agents, such as probenecid, sulfinpyrazone and colchicines.

Gastroenterology Diagnostic Testing Services

Our diagnostic testing services are designed to aid physicians in making difficult diagnoses with non-invasive testing and to assist them in determining therapy treatment and management, thereby helping a physician customize treatment to an individual patient. Since our inception, we have both in-licensed or developed and commercialized a number of proprietary assays targeting gastrointestinal diseases and disorders. We currently perform all our gastroenterology diagnostic testing services in our laboratory located in San Diego,

California, which is certified for highly-complex testing under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and accredited by the College of American Pathologists, or CAP.

The following table sets forth net sales from product lines that are promoted by our sales force and their use, and our non-promoted diagnostic products.

		Net Sales
		Years Ended December 31,
Product	Use	2007	2008	2009
		(In millions)
Promoted:
IBD Serology 7	Helps identify IBD and differentiates between ulcerative colitis and Crohn’s disease	$33.3	$34.7	$34.2
Thiopurine Management TPMT Genetics TPMT Enzymes Thiopurine Metabolites	Tests that analyze a patient’s ability to metabolize and to monitor the metabolites of thiopurine drugs	20.2	19.4	19.4
Celiac Disease Celiac Serology Celiac Genetics Celiac PLUS	Serologic and genetics tests for the diagnosis or lifetime rule-out of celiac disease	19.8	23.3	25.2
IBS and Non-promoted(1)		4.0	4.7	5.6
Licensing revenues(2)		—	—	0.3

Total		$77.3	$82.1	$84.7

(1)	Includes Prometheus IBS Diagnostic, which was originally launched May 2008 with a second version launched in July 2008.

(2)	Represents a milestone payment relating to certain rhuematology-related diagnostic tests licensed to a third party.

IBD Tests

We believe our IBD Serology 7 is the most comprehensive IBD diagnostic testing service available to help physicians detect and differentiate IBD from other disorders that have similar symptoms such as IBS, celiac disease and lactose intolerance. The IBD Serology 7 panel includes proprietary tests and a proprietary algorithm to further improve accuracy. IBD Serology 7 incorporates seven tests, three of which are proprietary: anti-CBir1, Anti-OmpC and DNAse-sensitive pANCA. Diagnostic tests are evaluated primarily based on three criteria: accuracy, sensitivity and specificity. IBD Serology 7 helps physicians differentiate Crohn’s disease from ulcerative colitis. IBD Serology 7 exhibits an overall accuracy of 76% with a sensitivity and specificity of 74% and 86% for IBD, 71% and 93% for Crohn’s disease and 51% and 92% for ulcerative colitis, respectively, based on our validation studies. IBD Serology 7 uses a proprietary algorithm that recognizes subtle patterns that would otherwise be overlooked if conventional simple cut-off value analysis is performed. This pattern recognition leads to a diagnostic prediction on every test. In addition to providing a diagnostic prediction on every test, IBD Serology 7 also provides physicians useful prognostic information to help determine some level of risk stratification for complications and potential course of disease. We believe offering both diagnostic and prognostic information in a single test gives IBD Serology 7 an advantage over other existing IBD tests in the marketplace.

Thiopurine Management

Thiopurines are a class of drugs that include azathioprine and mercaptopurine which, although not indicated for IBD, are sometimes prescribed by physicians for such use. Like many drugs, their effectiveness and side effects can vary from person to person due to each person’s ability to metabolize or process thiopurines. Most people have no problem metabolizing thiopurines, however, a very small percentage of patients, approximately 0.3%, have almost no ability to metabolize these drugs. Failure to metabolize thiopurines can result in hepatotoxicity, which can lead to death. Combined, our thiopurine management diagnostic tests provide information that helps physicians better manage therapeutic treatment, achieve better clinical outcomes and lower the potential for toxicity.

TPMT Genetics

TPMT Genetics provides the genotype of patients considering thiopurine therapy. Knowledge of thiopurine s-methyltransferase, or TPMT, genotype prior to initiating therapy can help physicians predict clinical response and, thereby, effectively dose for improved efficacy, while minimizing toxicity risks.

TPMT Enzyme

TPMT Enzyme provides the phenotype of patients considering thiopurine therapy. Knowledge of TPMT enzyme activity levels prior to initiating therapy can help physicians predict clinical response and, thereby, effectively dose for improved efficacy, while minimizing toxicity risks.

Thiopurine Metabolites

Thiopurine Metabolites is designed to help physicians optimize ongoing dosing of thiopurines to reach and maintain a therapeutic goal. Keeping a patient’s drug metabolite levels within a certain therapeutic range may increase the probability of a positive response and, thereby, potentially reduce the need for other medications. Thiopurine metabolite testing also helps identify some of the reasons for treatment failure.

Celiac Disease Testing

We offer three celiac tests to physicians, including antibody tests, a genetics test and a panel that combines both the antibody and genetics tests. We believe Celiac Serology, a panel of celiac antibody tests, is one of the few five-analyte serology panels currently being offered. It is designed to help physicians make a more accurate diagnosis. Our genetics test is the only test that provides risk stratification to identify the relative risk of developing celiac disease for those patients that test positive and also aids in lifelong celiac disease rule-out for those that do not carry the genes. Both the serology and genetic test are also offered together in our Celiac PLUS test panel. In June 2009, we began offering MyCeliacID, a saliva-based do it yourself genetic test based on the same science as our Celiac Genetics test. MyCeliacID is available online. A licensed physician reviews and places the order in accordance with state and federal law after a test request is made online. In addition, after the testing is performed, the physician reviews and releases the results.

IBS Test

In 2008, we launched PROMETHEUS® IBS Diagnostic, the first blood-based biomarker test to help physicians diagnose IBS. Without a blood-based biomarker, the diagnosis of IBS is typically made through a process of elimination, by determining the patient does not have other gastrointestinal diseases with similar symptoms. This test incorporates ten biomarkers, two of which are proprietary, and a proprietary algorithm to help physicians clarify other clinical findings. We believe our IBS diagnostic test will help differentiate between IBS and other conditions with similar symptoms.

Other Tests

Other non-promoted diagnostic products currently comprise less than 10% of the net sales of our diagnostic segment. We have acquired or internally developed these diagnostic tests. This includes tests for helping to detect various disorders such as lactose intolerance, H. pylori infections and liver fibrosis in patients with chronic hepatitis C.

Oncology Pharmaceutical Products

We are applying our integrated therapeutics and diagnostics business model to the field of oncology. With the addition of Proleukin and three microRNA-based diagnostic tests, we believe we are now well positioned to succeed in this new market.

PROLEUKIN® (aldesleukin)

In December 2009, we acquired exclusive rights from Novartis to distribute, promote and sell Proleukin in the United States. In addition, we have an option to amend this distribution and promotion agreement to include the rest of the world upon meeting certain preconditions demonstrating our ability to distribute Proleukin in specified countries. Proleukin is a recombinant human interleukin-2 for treatment in adults with metastatic renal cell carcinoma and metastatic melanoma. Proleukin therapy is a form of immunotherapy that uses the body’s natural immune system to fight cancer. Proleukin has been used for more than ten years in the treatment of metastatic melanoma, the most aggressive type of skin cancer, and more than 15 years in the treatment of metastatic renal cell carcinoma, the most common type of kidney cancer in adults. Studies have demonstrated that Proleukin therapy offers the possibility of a complete and long-lasting response in these diseases, although only in a small number of patients. Net sales for Proleukin were approximately $75 million in the United States in 2009. We began selling Proleukin in February 2010.

Oncology Diagnostic Testing Services

In October 2009, we began marketing three oncology diagnostic tests in the United States: ProOnc TumorSourceDX™, ProOnc SquamousDX™ and ProOnc MesotheliomaDX™. Each test is based on recently developed, highly sensitive microRNA technology. MicroRNAs are small, non-coding sequences of RNA that are critically important in many biological and pathological processes. Prometheus acquired exclusive rights to the three tests in the United States through our collaboration with Rosetta Genomics in April 2009. These microRNA-based tests are currently being performed by Rosetta Genomics in its CLIA-certified laboratory in Philadelphia, Pennsylvania.

ProOnc TumorSourceDX

ProOnc TumorSourceDX helps identify the tissue-of-origin of a metastatic tumor. The test identifies 25 different tumor types, including colon, liver, brain, breast, kidney, lung, ovary, pancreas, prostate and testis, and measures the expression level of 48 microRNA biomarkers. ProOnc TumorSourceDX uses a proprietary classifier to assign a primary site to the cancer sample based on the microRNA expression in the tumor.

ProOnc SquamousDX

ProOnc SquamousDX helps classify non-small cell lung carcinoma tumors into two histological groups: cancers of squamous histology and non-squamous cancers. The test measures the expression level of a squamous microRNA biomarker to differentiate patients that have squamous cell carcinoma of the lung from patients that have non-squamous non-small cell lung cancer.

ProOnc MesotheliomaDX

ProOnc MesotheliomaDX is a molecular diagnostic test that uses microRNA to help differentiate malignant pleural mesothelioma from peripheral adenocarcinoma of the lung and metastatic carcinomas involving the lung and pleura. The test may assist physicians in ruling out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

Product Research and Development

For the three years ended December 31, 2009, we invested $49.4 million in aggregate on research, development and clinical and regulatory programs. We incurred research, development, clinical and regulatory expenses of $13.0 million, $14.6 million and $21.8 million in 2007, 2008 and 2009, respectively. These costs are primarily related to the development and validation of our diagnostic products, and we expect these costs to continue in the future. Our past pharmaceutical programs have included the development of a generic mercaptopurine product and clinical studies, while our diagnostic programs have included product development, product validation and clinical studies.

Pharmaceutical Products

Our past pharmaceutical development programs have been managed through third-party contractors. To date, pharmaceutical development has included the development and registration of a generic version of mercaptopurine and clinical studies directed toward obtaining product approvals. In November 2007, we entered into an exclusive license agreement with Alizyme Therapeutics Limited, or Alizyme, to develop and commercialize COLAL-PRED® (prednisolone sodium metazoate) in North America. Colal-Pred is based on a drug delivery technology designed to release an anti-inflammatory steroid in the colon to provide the efficacy of steroids while limiting their undesirable systemic side effects. Colal-Pred has not been approved by the FDA, and we will not be able to commercialize Colal-Pred in the United States unless we receive approval from the FDA. We began a Phase 2 clinical trial with Colal-Pred for the treatment of patients with ulcerative colitis in May 2008. Dosing of subjects enrolled in the Phase 2 clinical trial was completed in September 2009, but we have not analyzed the data. On July 24, 2009 Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred.

As part of our strategy for growth, we may acquire or in-license additional compounds in the later stages of development. We are looking for compounds that already have evidence of safety and efficacy in a clinical trial but still require further clinical tests to gain marketing approval in the United States, or to gain approvals for new indications. In connection with our clinical trials for Colal-Pred, we engaged third-party clinical research organizations, or CRO, and hired additional employees as necessary to help manage and monitor clinical trials and registration. We would expect to engage CROs and to hire additional employees as necessary to help manage and monitor clinical trials and registration for any other development-stage pharmaceutical products in later stages of development we may acquire or in-license in the future.

Diagnostic Testing Services

We have the capabilities and resources to internally develop new diagnostics and to make improvements to enhance our existing products. We expect to continue to both internally develop and to acquire or license new or improved technologies. See “Intellectual Property—Diagnostic Testing Services” for a description of acquired or licensed intellectual property covering our diagnostic testing products. Acquired or licensed technologies generally require that we validate the products and scale-up and develop commercial processes. See “Risk Factors—Risks Related to Our Business and Industry.”

Prognostic Test for Crohn’s Disease

There is growing evidence that biomarkers may provide clinical insight in predicting the probability of progression to an aggressive disease behavior, particularly in patients with Crohn’s disease. We are currently developing a prognostic test to analyze the results from six serologic markers and three genetic markers to report the overall risk probability for an individual Crohn’s disease patient to progress to a more severe disease over time. We believe this should enable the treating physician to stratify the risk of disease progression and manage the patient accordingly.

IBS Diagnostic

Today, the diagnosis of IBS is often made through a process of elimination, by determining the patient does not have other gastrointestinal diseases with similar symptoms. A diagnostic test with a high degree of accuracy (i.e., sensitivity and specificity) in predicting IBS could help physicians accelerate the diagnosis and treatment for some of the estimated 60 million IBS patients in the United States. In 2008, we launched PROMETHEUS® IBS Diagnostic, the first blood-based biomarker test to help physicians diagnose IBS; we continue to pursue improvements to this test. However, there can be no assurance we will be successful in improving the accuracy or commercial acceptance of the test.

Other Gastrointestinal Products

Through our collaboration with Rosetta Genomics, we may also fund the development of two new microRNA-based gastroenterology diagnostic tests. However, there can be no assurances we will be successful in developing or commercializing any such products.

Oncology Diagnostic Platform

We are applying our knowledge and expertise in developing diagnostics toward the field of oncology, where there is an unmet need to guide the use of currently marketed and future targeted therapies. These diagnostics will also be aimed at selecting and evaluating the efficacy of drugs both during their development and following approval during their use in the treatment of cancer. Specifically, we believe our technology may enable oncologists to predict and monitor drug effectiveness in inhibiting specific disease pathways, such as EGFR and HER2, which are believed to play a role in cancer in new patients as well as in patients undergoing therapy.

If successful, our internally developed oncology platform will allow physicians to individualize oncology targeted therapies for cancer patients. The diagnostics will initially be focused in breast cancer and be based on fine needle aspirate (FNA) samples. Circulating tumor cells, or CTCs, isolated from whole blood in addition to the standard cancer tissues such as biopsies and fine needle aspirates may be used in testing for appropriate biomarkers in the future. We believe such tests would be more sensitive, convenient and less invasive than current practices. Additionally, by utilizing CTCs, physicians may be able to monitor in real-time and on an ongoing basis patients’ response to therapy during and post-treatment. Furthermore, the precise detection and characterization of activated pathways in cancer patients may enable oncologists to optimize a growing number of targeted therapies for breast, lung, colorectal and other cancers, both upfront and in combination.

In a presentation at the American Society of Clinical Oncology Annual Meeting in May 2009, we demonstrated that our proprietary microarray platform can successfully detect the activation of key cancer pathways EGFR and HER2 with single cell sensitivity in CTCs isolated from blood samples of cancer patients. In addition, we were able to show concordance between reported HER2 status based on immunohistochemistry, a commonly used biopsy-based method, and our diagnostic platform using samples from frozen breast cancer tissues.

Our programs to date have demonstrated technical feasibility and robustness including the analysis of clinical samples. We are in the process of implementing multiple studies in a clinical setting with an initial focus on metastatic breast cancer. We have received New York State approval and anticipate commercial launch in the United States of our first metastatic breast cancer diagnostic test service upon completion of selected ongoing clinical studies. In addition, we have entered into a non-exclusive collaboration with Bayer pursuant to which we will use our oncology diagnostic platform to develop diagnostic tests specifically tailored to oncology pharmaceutical compounds Bayer has under development.

Sales and Marketing

Our gastroenterology sales force is focused on the approximately 12,000 gastroenterologists in the United States. Our sales and marketing strategy is to create and cultivate a strong collaborative relationship with physicians by pairing pharmaceutical products and innovative diagnostic tools into a single sales call. We intend to capitalize on our reputation and market presence to sell additional products and services into the gastrointestinal market. We believe that a collaborative relationship with the physician helps to build a lasting sales channel through which additional products and services can be brought to the physician community.

As of February 28, 2010, we had approximately 130 gastroenterology sales representatives, regional field trainers and sales managers located throughout the United States. Our sales force actively promotes Lotronex, Entocort EC and our significant diagnostic testing services. In addition, we have a staff of client service personnel with a high level of technical training to help increase sales efficiency and customer satisfaction by assisting our sales force.

We believe our sales force is differentiated by its level of experience and background in the industry. We generally require that our field sales representatives have over two years of prior experience selling pharmaceutical products to physicians. In addition, our sales representatives complete a comprehensive, disease-level sales training program and are required to participate in regular, on-going training activities. This is in addition to training on the mechanism of action, side effects and comparative benefits of pharmaceuticals typically given to pharmaceutical representatives.

With the addition of Proleukin and the ProOncDX portfolio of oncology diagnostics, we are applying these same principles to oncology and have established a separate oncology sales force focused exclusively on this new market. As of February 28, 2010, this sales force included approximately 45 sales representatives, regional field trainers and sales managers located throughout the United States.

Competition

Pharmaceutical Products

Competition in the pharmaceutical industry is intense and characterized by extensive research efforts and rapid technological progress. We believe Entocort EC competes on perceived value based on relative cost, product efficacy and safety. Lotronex primarily competes based on product efficacy. In addition, both Entocort EC and Lotronex are the only drugs currently approved for the treatment of their respective indications. Proleukin competes against targeted therapies in metastatic renal cell cancer such as Nexavar, Sutent and Torisel and in metastic melanoma against Temodar and DTIC (dacarbazine). In both metastatic renal cell cancer and metastatic melanoma Proleukin competes on the basis of its efficacy in that it offers the possibility for durable remissions. We believe Helidac Therapy competes primarily on cost and a packaging configuration that is designed to improve patient compliance with the dosing regimen. Imuran, Trandate and Zyloprim are priced substantially above generic products, and they and Ridaura compete primarily based on brand recognition. Our mercaptopurine product competes principally on price.

There are numerous pharmaceutical, specialty pharmaceutical and biotechnology companies, both public and private, as well as academic research groups that are engaged in research and development efforts related to gastrointestinal diseases, including the development of products for the treatment of mild to moderate Crohn’s disease and IBS. Technological developments by competitors, regulatory approval for marketing competitive products or superior marketing capabilities could adversely affect the commercial potential of our pharmaceutical products, including Entocort EC and Lotronex. For example, another company has received FDA approval of a product that was recently launched and is a direct competitor to our Helidac Therapy.

Manufacturers of generic drugs may also seek to compete directly with our products in the absence of effective patent protection or non-patent exclusivity protections. Further, these manufacturers may attempt to invalidate our patents through judicial action which, if successful, could result in the introduction of new branded products and of generics. Only Entocort EC, Lotronex and our Helidac Therapy currently have patent protection. Entocort EC also faces competition from the off-label use of existing pharmaceutical products and may face increasing competitive pressure from other products that are currently in development. All of the rest of our pharmaceutical products compete with generics or newer products. Two companies have submitted applications for approval of generic versions of Entocort EC. See “Risk Factors—Risks Related to Intellectual Property.”

Diagnostic Testing Services

The diagnostic testing industry consists of several large, national laboratories including Quest Diagnostics Incorporated and Laboratory Corporation of America, regional and hospital laboratories and laboratories such as ourselves which perform esoteric laboratory testing, or tests that are subject to patent protection. These laboratories generally contract with healthcare providers and compete for business based primarily on price, although breadth of tests offered, turnaround time and quality are also important considerations in the contracting process.

We typically perform esoteric laboratory testing. Although others may offer alternative testing services, most of our tests include important elements that cannot be offered by others due to patent protection. Accordingly, we generally compete with others based on the uniqueness and predictive accuracy of our diagnostic testing services. As a result we need to continually improve and enhance our testing services to reflect new technologies. Convenience, quality, turnaround times and the reimbursement from insurance carriers are also important competitive factors. Finally, we use our sales force to sell both our pharmaceuticals and diagnostics, while many of competitors have sales forces selling only diagnostic testing services or no sales force at all.

Technological developments by our competitors improving testing accuracy or rendering our technology obsolete, the loss of patent protection or a significant change in reimbursement levels could have a material adverse effect on our business, financial condition, and results of operations.

Manufacturing and Testing

Pharmaceutical Products

We use and expect to continue to rely on third-party contractors for the manufacture of our pharmaceutical products. All of our pharmaceutical products and many of the raw materials required to manufacture such products are sourced from single manufacturers. We currently use the following third parties for sourcing the active pharmaceutical ingredients, or API, for and to manufacture our pharmaceutical products:

Product	Component/API	Manufactured/Supplied By	Contract Term(1)
Entocort EC	Capsules, packaging and budesonide (API)	AstraZeneca LP	1/1/2005 to 12/31/2010

Proleukin	Vials/packaging and human recombinant Interleukin-2 (API)	Novartis Vaccines and Diagnostics, Inc.(2)	12/21/2009 to 1/31/2016

Lotronex	Tablets, packaging and alosetron hydro- chloride (API)	GlaxoSmithKline(3)	10/31/2007 to 1/4/2011

Imuran	Tablets/packaging Azathiopurine (API)	Pharmaceutics International, Inc. Fermion Oy	Contract in Process Contract in Process

Helidac Therapy	Packaging Bismuth subsalicylate tablets Metronidazole tablets Tetracycline hydrochloride capsules	Sharp Corporation Norwich Pharmaceuticals, Inc. Watson Pharmaceuticals, Inc. Watson Pharmaceuticals, Inc.	Contract in Process Contract in Process Not Contracted Not Contracted

Ridaura	Capsules/packaging Auranofin (API)	Catalent Pharma Solutions, Inc. Johnson Matthey Inc.	9/1/2002 - 9/1/2012(4) 3/21/2003 to 3/21/2010

Mercaptopurine	Tablets/packaging 6-Mercaptopurine (API)	Stason Pharmaceuticals, Inc. S.A. OmniChem	N/A(5) 9/16/2002 to 2/11/2011(6)

Zyloprim	Tablets Allopurinol (API)	DSM Pharmaceuticals, Inc. Plantex USA, Inc.	Contract Extension in Process Not Contracted

Trandate	Tablets/packaging/ labetalol hydrochloride (API)	WellSpring Pharmaceuticals Canada Corp.	3/23/03 to 3/23/13(7)

(1)	Each agreement is subject to potential early termination under various circumstances including but not limited to material breach by, or insolvency or bankruptcy of, one of the parties.

(2)	Product is manufactured by Bayer HealthCare Pharmaceuticals, Inc. for Novartis Vaccines and Diagnostics, Inc.

(3)	We have entered into a supply agreement with GlaxoSmithKline pursuant to which, as amended, GlaxoSmithKline will manufacture and supply Lotronex for a three-year term from the date of the acquisition. Subject to certain conditions, we may renew the term for additional one-year periods upon six months advance notice of the expiration of the then-current term. However, GlaxoSmithKline has the right to terminate the supply agreement after the first extension. We are transferring manufacturing and packaging of drug product to Patheon Pharmaceuticals, Inc. and a contract is in process. We currently have enough API on hand for several years.

(4)	Catalent Pharma Solutions, Inc. has requested a renegotiation of this contract.

(5)	Our contract with Stason Pharmaceuticals, Inc. does not have a termination date. We can terminate the agreement on 30 days notice.

(6)	Our contract with S.A. Omnichem automatically renews for a two-year period unless earlier terminated by either party.

(7)	Our contract with WellSpring automatically renews for a five-year period after the initial term and each renewal term unless at least an 18-month written notice is given prior to the end of a term by either party.

Diagnostic Testing Services

All our gastroenterology diagnostic testing services are performed in our own CLIA-certified laboratory and our microRNA-based oncology diagnostic testing services are currently performed by Rosetta Genomics in its Philadelphia, Pennsylvania laboratory, and substantially all are laboratory-developed tests, meaning they are internally developed, validated and conducted. The clinical laboratory is a part of our administrative, research and laboratory facility located in San Diego, California. This clinical laboratory currently occupies approximately 22,000 square feet. Certain materials and supplies used in our laboratory testing are only available from single suppliers.

Distribution

Pharmaceutical Products

We sell our pharmaceutical products to pharmaceutical wholesalers, who sell and distribute our products to chain and other retail pharmacies, mail-order drug providers, hospitals and other institutional customers. Three wholesalers, Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation, accounted for 95%, 95% and 96% of our branded pharmaceutical product sales in 2007, 2008 and 2009, respectively.

We use a third-party logistics provider, ICS, a division of AmerisourceBergen Corporation, for pharmaceutical product warehousing, shipping, and invoicing and collecting from customers. In addition, we also use third parties for product returns and destruction, sample accountability and for regulatory services (except for Entocort EC), including adverse event monitoring and reporting, and safety database management. AstraZeneca performs regulatory services for Entocort EC.

Our generic mercaptopurine products are sold through an exclusive distribution agreement with Par Pharmaceutical, Inc. Par is responsible for and sells the product directly to wholesalers, retail pharmacies, mail order drug providers and other customers. Par is also responsible for all aspects of the sale including collections, returns and rebates.

Diagnostic Testing Services

Serum samples for our gastroenterology diagnostic testing services ordered by physicians are collected from patients and are shipped overnight to our laboratory in California and tissue samples for our microRNA-based oncology diagnostic testing services are collected from patients and are shipped to us for processing and are then sent by us to Rosetta Genomics’s Philadelphia, Pennsylvania laboratory. We provide physicians, laboratories, hospitals and other draw centers with the containers needed to store and ship the serum samples. We use several hundred centers around the United States for drawing serum samples. Tests results are reported back to the ordering physicians by facsimile and mail, generally within two to three business days depending on the type of test. Subscribing physicians may also view their test results over the Internet.

Material Agreements

The following are currently active agreements that we believe are material to the ongoing operation of our business.

AstraZeneca LP

In November 2004, we entered into an agreement with AstraZeneca for exclusive rights to market, sell and distribute Entocort EC in the United States. Under the terms of the agreement, we paid approximately $2 million in upfront fees in 2004, and we pay royalties on net sales of Entocort EC at varying rates depending on the level of such sales. AstraZeneca is responsible for manufacturing the product and for related regulatory filings. In addition to other terms and conditions, we are responsible for minimum levels of promotional spending ($9 million in 2005 to $4 million in 2009 and an estimated $8.4 million in 2010) and sales effort. The agreement also provides for (1) a payment to us upon certain termination events based on sales in the year of termination, and (2) a right of first negotiation should AstraZeneca decide to sell or otherwise transfer all of its rights in the United States to the product following completion of the term. We began selling and marketing Entocort EC on January 1, 2005 and the agreement currently is set to expire on December 31, 2010.

Either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period, or if an event outside either party’s control occurs and the parties cannot agree to amend the agreement within a specified period. Additionally, either party may terminate the agreement immediately upon bankruptcy, insolvency or similar proceeding, or if the FDA requires AstraZeneca to permanently withdraw Entocort EC from the market. AstraZeneca may terminate the agreement upon written notice if we fail to make any required payments under the agreement or fail to promote Entocort EC according to the terms specified in the agreement. AstraZeneca also may terminate the agreement if we undergo a change in control or if we promote or sell specified competing products. A change in control occurs if: (1) any person or entity, other than one who owned stock as of the effective date of the agreement, becomes the beneficial owner of 50% of our outstanding capital stock; (2) we liquidate, dissolve or wind-up our business, or we merge, consolidate, reorganize or enter into a similar transaction where the outstanding voting securities prior to the transaction represent less than 50% of the voting power of us or the entity that survives the transaction; or (3) after our initial public offering, any person or entity, other than one who owned stock as of the effective date of the agreement, acquires 19.9% or more of the voting power of our outstanding capital stock. Pursuant to the terms of the agreement, we notified AstraZeneca of our intent to conduct the IPO reorganization, which may be deemed to be a change of control. We may voluntarily terminate the agreement if AstraZeneca requires us to permanently cease promoting, marketing, delivering or selling Entocort EC, or if there is a significant market event and we provide specified written notice to AstraZeneca.

Novartis

Pursuant to a distribution and promotion agreement entered into by us with Novartis on December 21, 2009, we were granted the co-exclusive right (together with Novartis) to develop, and the exclusive right to distribute, market and sell, Proleukin under the trademark PROLEUKIN® in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. We have the right to extend such rights to cover a worldwide territory at our election prior to February 1, 2011, subject to adjusted pre-agreed upon financial terms and our satisfaction of certain criteria demonstrating our ability to distribute, market and sell Proleukin effectively in countries outside the United States. The initial term of the agreement is six years, following which we have the right to elect to extend the term on an annual basis for up to six additional one-year periods, subject to the payment of an annual extension fee. We began selling Proleukin in the United States in February 2010.

The terms of the agreement include a $185.0 million upfront payment, together with certain sales based milestones associated with third party products which are approved for use with Proleukin that may total up to $123.3 million in the aggregate and ongoing royalties based on our net sales of Proleukin, which royalty amounts increase as a percentage of net sales from the low single digits to the low double digits as net sales increase, subject to reduction in certain circumstances such as the occurrence of any significant market event which results in the reduction of net sales below agreed upon levels. In addition, we have agreed to specified minimum levels of product detailing and promotional spending.

Under the agreement, Novartis will transfer to us its biologic license application and other regulatory approvals for Proleukin held by Novartis for the United States as of the distribution and promotion agreement’s effective date. For the term of the distribution and promotion agreement, we will be responsible for maintaining all regulatory approvals for the product in our licensed territory, for obtaining all necessary additional regulatory approvals required for us to distribute, market and sell Proleukin in our licensed territory, and for the performance of all other associated regulatory activities. We are responsible for continuing certain investigator-initiated trials for Proleukin commenced by Novartis prior to the effective date of the distribution and promotion agreement, subject to Novartis’ supply of Proleukin for such trials at its own expense and certain other conditions.

Novartis has the option to terminate the distribution and promotion agreement in the event of (1) a material uncured breach of the agreement by us, including the failure by us to satisfy our minimum marketing expenditures and/or product detailing commitments, (2) our bankruptcy or insolvency, (3) certain types of financing defaults, or (4) a change in control of us where the new entity would have a competitive product to Proleukin.

If the agreement is terminated by Novartis due to our material uncured breach, we are subject to a restriction which prevent us from distributing, marketing or selling any pharmaceutical product for the treatment of renal cell carcinoma and/or melanoma in the licensed territory for a specified period of time following the date of termination. If the distribution agreement terminates or expires for any other reason, we are subject to a restriction which prevents us from distributing, marketing or selling any pharmaceutical product containing aldesleukin, or equivalent generic product, in the licensed territory for a specified period of time following the date of termination.

Under a separate supply agreement entered into by us with Novartis in conjunction with the distribution and promotion agreement, we agreed to exclusively purchase Proleukin from Novartis, and Novartis agrees to have Proleukin exclusively manufactured and supplied to us by Bayer, Novartis’ designated third party manufacturer of Proleukin. We are subject to certain specified annual minimum purchase commitments for 2010 and 2011, following which the parties will agree upon annual minimum purchase commitments for the remaining years of the supply agreement. The supply agreement continues for the term of the distribution and promotion agreement, and is automatically extended or terminated concurrently with the distribution and promotion agreement.

GlaxoSmithKline

On October 31, 2007, we signed a purchase agreement with GlaxoSmithKline to acquire exclusive rights to Lotronex in the United States. From November 1, 2007 until the completion of the acquisition in January 2008, we marketed and sold Lotronex under an exclusive distribution, supply and transition agreement with GlaxoSmithKline. In connection with the purchase agreement, we entered into a supply agreement, pursuant to which, as amended, GlaxoSmithKline is responsible for manufacturing and supplying the product for a three-year period after the completion of the acquisition, which, subject to GlaxoSmithKline’s termination rights described below, may be extended for additional one-year periods at our option upon six months notice prior to the expiration of the then-current term. GlaxoSmithKline will provide the product to us at an agreed-upon price that is subject to annual adjustment. GlaxoSmithKline has agreed to cooperate with the transition to an alternative manufacturer.

Upon completion of the acquisition, we released from escrow and paid to GlaxoSmithKline an $80.0 million upfront fee. In addition to the upfront fee, we will make low double-digit royalty payments to GlaxoSmithKline based on net sales of Lotronex and may also make payments of up to $100.0 million upon the achievement of certain sales-based milestones. Tiered royalty payments are payable at agreed upon rates based on net sales, provided that on the occurrence of the later of the expiration of the last valid claim of patent rights covering Lotronex or the date of the expiration of regulatory/data exclusivity for Lotronex, the royalty rate will be reduced by a specified amount, and at such time we will continue to make royalty payments based on this reduced royalty rate until the earlier of (1) the fifth anniversary of the date of expiration or (2) the date on which one or more generic products comprises a specified percentage of the total volume of alosetron hydrochloride sales in the United States. In addition, as partial consideration for the acquisition of the exclusive rights to Lotronex in the United States, we issued 1,250,000 shares of Prometheus Laboratories Inc. common stock to GlaxoSmithKline upon completion of the acquisition.

We have the right to terminate the supply agreement at any time upon six months advance written notice. In addition, GlaxoSmithKline may terminate the agreement upon notice to us that it no longer possesses enough API to produce a standard batch size of the finished product. Either party may terminate the supply agreement upon 90 days prior written notice to the other party if the other party commits a material breach of the supply agreement and fails to cure such breach within such 90-day period; provided, however, that GlaxoSmithKline will be relieved of its obligations to supply product within 30 days of our failure to make payment thereunder. In addition, GlaxoSmithKline may terminate the supply agreement at the end of the initial three-year term if we fail to submit filings to the FDA to register a third-party supplier to manufacture the product within 24 months after the completion of the acquisition. GlaxoSmithKline may also terminate the supply agreement at its discretion at the end of the first one-year renewal term or upon our filing for bankruptcy.

Cedars-Sinai Medical Center/UCLA

In August 1996, we licensed the worldwide rights to certain technologies for the diagnosis and treatment of gastrointestinal and hepatic diseases from Cedars-Sinai Medical Center, or Cedars-Sinai, and The Regents of the University of California at Los Angeles, or UCLA. Certain of these licensed technologies are used in our IBD Serology 7 product. The 1996 license also gives us rights to negotiate for certain future technologies that may be developed by either Cedars-Sinai or UCLA. In consideration for the 1996 license, we issued stock of Prometheus Laboratories Inc. to both Cedars-Sinai and UCLA, sponsored research and may sponsor additional research in the future, and we pay royalties on our sales. Under the agreement, we are responsible for the prosecution and maintenance, and have the right to defend, the licensed patent rights. The agreement runs through the life of the applicable patents.

Either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. In addition, the agreement terminates automatically upon our bankruptcy, insolvency or similar proceeding. Cedars-Sinai and UCLA may also terminate the agreement upon delivery of a written notice if we fail to make any required payment.

In December 1999, we licensed the worldwide rights to technologies for the diagnosis of IBD from UCLA. Certain of these licensed technologies are used in our IBD Serology 7 product. The result of the 1999 license is that we pay royalties exclusively to Cedars-Sinai pursuant to the 1996 license and we pay royalties exclusively to UCLA pursuant to the 1999 license. Pursuant to the 1999 license, we are obligated to pay royalties to UCLA based on sales of products incorporating the licensed technologies. Under the 1999 license, UCLA is primarily responsible for the prosecution and maintenance of the licensed patent rights, provided that, upon request, we may receive permission from UCLA to take legal action in the event that the licensed patents are infringed. We are responsible for the costs associated with preparing, filing, prosecuting and maintaining all patent applications.

The 1999 license continues in effect until the last to expire patents covering the licensed technologies expires or until the last patent application licensed under the agreement is abandoned. UCLA may terminate the agreement upon a default under the agreement by us and our failure to cure such default within 90 days after the receipt of notice of such default. We may terminate the agreement if UCLA violates or fails to perform any term or covenant of the agreement and fails to cure such default within 90 days after receiving notice from us of such default. In addition, we have the right to terminate the 1999 license upon 90 days prior written notice to UCLA of our intention to terminate the agreement.

In June 2006, we entered into a settlement agreement and mutual release and license agreement with Cedars-Sinai and UCLA to settle amounts claimed by Cedars-Sinai and UCLA under the 1996 license. This agreement also amended the 1996 license and the 1999 license in order to clarify the payment terms which were the basis of the dispute.

Corixa Corporation

In March 2004, we entered into an exclusive license agreement with Corixa Corporation, or Corixa, to in-license the rights to various intellectual property related to flagellin antigens including one of the markers utilized in our IBD Serology 7 and IBS diagnostic tests. Under the license agreement, we have the right to research, develop and commercialize diagnostic products using the technology in the field of gastrointestinal diseases. Under the agreement, we made a one-time upfront payment to Corixa. In addition, we are required to make payments to Corixa upon the achievement of specified milestones, and we also make quarterly royalty payments based on net sales of licensed products. The aggregate amount of all milestone payments payable by us to Corixa under the agreement is $350,000.

The license agreement continues in effect until the later of (1) ten years after the first commercial sale of a licensed product or (2) expiration of the last licensed patent covering a licensed product in the country of sale. Either party may terminate the license agreement if the other party commits a material breach and fails to cure such breach within 60 days of receipt of notice of such breach, provided that if the breach is for nonpayment, the non-breaching party may terminate the agreement if the breaching party fails to cure such breach within 30 days of receipt of notice of such breach. In addition, either party may terminate the agreement if the other party consents to the appointment of a receiver or a general assignment for the benefit of creditors or files or consents to the filing of a petition under any bankruptcy or insolvency law or has any such petition filed against it which has not been stayed within 60 days of such filing. We may also terminate the license agreement at any time upon 60 days written notice to Corixa.

Bayer

In March 2010, we entered into a non-exclusive collaboration agreement with Bayer Schering Pharma AG, or Bayer. The collaboration partners Prometheus’ proprietary oncology diagnostic platform with Bayer’s broad oncology pharmaceutical pipeline to provide functional protein pathway analysis that could allow for the comprehensive analysis of tumors, early patient stratification and predictability of individual targeted cancer therapeutics as well as the most effective therapeutic combinations. The collaboration will support Bayer’s effort to stratify patients to appropriate drug candidates and potentially accelerate the development of Bayer’s novel oncology therapeutic products. We will own the intellectual property rights relating to any diagnostic technology resulting from the collaboration, while Bayer will own the intellectual property rights relating to any pharmaceutical technology resulting from the collaboration.

Under the terms of the non-exclusive agreement, we will be eligible for upfront and milestone payments of up to $160 million if all drug candidates are successfully developed and obtain regulatory approval.

The agreement continues in effect until the later of 10 years or the end of the commercial value, in Bayer’s determination, of all compounds developed by Bayer under the agreement. Bayer may terminate the agreement without cause upon specified written notice provided it pays us a specified termination penalty as well as certain of our non-cancelable costs. In addition, Bayer may terminate the agreement upon specified written notice if it reasonably determines after an initial 24-month research term that (1) there is not a sufficient correlation between signals in our array and the clinical outcome, (2) that our array is not useful in making a decision on treatment (including patient selection), or (3) our array does not produce a predictive result. Either party may terminate the agreement (1) if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period, (2) immediately upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other party, provided that in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if the party consents to the involuntary bankruptcy or such proceeding is not dismissed within a specified period after the filing thereof, and (3) upon the occurrence of a force majeure event affecting the other party that continues for a specified period. In addition, either party may terminate the agreement upon specified written notice in the event the other party legally challenges certain patents of such party.

Alizyme

In November 2007, we entered into an exclusive license agreement with Alizyme to develop and commercialize Colal-Pred. Under the license agreement, we are responsible for the clinical development and commercialization of Colal-Pred in North America, which includes the United States, Canada and Mexico. Pursuant to the license agreement, we paid an upfront fee of $2.5 million to Alizyme. In addition to the upfront fee, the license agreement provides for the payment of up to $15.0 million upon the achievement of specified clinical and regulatory-related milestones and, assuming the successful completion of clinical trials and regulatory approval, royalties ranging from the low double digits to the low twenties on net sales of Colal-Pred that increase with higher annual net sales levels. Tiered royalty payments are payable at agreed upon rates based on net sales, through the later of the date upon which there is no valid patent claim in the United States covering Colal-Pred, or ten years from the first commercial sale of Colal-Pred in the United States. Following the expiration of this initial royalty term, we will continue to make royalty payments based on a reduced royalty rate for the remainder of the term of the agreement.

The license agreement continues indefinitely unless earlier terminated pursuant to its terms. Either party may terminate the license agreement upon 90 days prior written notice to the other party if the other party commits a material breach of the license agreement and fails to cure such breach within such 90-day period; provided, however, that Alizyme may terminate the license agreement within 30 days of our failure to make payment thereunder. Alizyme may also terminate the license agreement immediately if we initiate a voluntary proceeding under any applicable bankruptcy code or if we become subject to an insolvency proceeding under any applicable bankruptcy code and such proceeding is not dismissed or stayed within 90 days of its commencement. In addition, we may terminate the license agreement for any reason upon six months notice to Alizyme, provided that we must discuss in good faith with Alizyme delaying such termination for up to an additional six months to the extent necessary to allow an orderly transfer of Colal-Pred and our rights under the license agreement to Alizyme or a party it may designate.

On July 21, 2009, we filed a complaint against Alizyme in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with us, as a result of its failure to conduct certain pre-clinical studies which are necessary in order to obtain regulatory approval for the sale of Colal-Pred in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009 Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred.

McKesson Corporation

In May 2004, we entered into a distribution and inventory management services agreement with McKesson Corporation, or McKesson, pursuant to which McKesson provides us with distribution and inventory management services for our pharmaceutical products. We pay McKesson a quarterly fee based on the volume of all products purchased by McKesson from us during that quarter. The initial term of the agreement has been extended through December 31, 2010, and the agreement automatically renews for successive one-year periods unless terminated in the following manner. Either party may terminate the agreement upon a material breach of the agreement by the other party so long as the terminating party provides 45 days prior written notice to the other party and the breach is not cured within the 45 day period. In addition, either party may terminate the agreement without cause upon 30 days prior written notice to the other party.

Cardinal Health Inc.

In June 2004, we entered into a distribution and inventory management services agreement with Cardinal Health Inc., or Cardinal Health, pursuant to which it provides us with distribution and inventory management services for our pharmaceutical products. We pay Cardinal Health a quarterly fee based on the volume of all products purchased by Cardinal Health from us during that quarter. The initial term of the agreement has been extended through December 31, 2011, and the agreement automatically renews for successive one-year periods unless either party provides the other party with written notice of non-renewal at least 60 days prior to the expiration of the then-current term. Either party may terminate the agreement upon mutual written agreement of the parties, immediately upon a material breach of the other party of any term that is not cured within 30 days of written notice of such breach, or immediately upon institution (whether voluntary or involuntary) of bankruptcy, insolvency, liquidation or similar proceedings against either party, or the assignment of either party’s assets for the benefit of creditors.

Intellectual Property

Our objective is to obtain, maintain and enforce patent protection for our products, compounds, formulations, processes, methods, assays and other proprietary technologies and services invented, developed, licensed or acquired by us; to preserve our trade secrets; and to maintain our business without infringing the proprietary rights of third parties. We believe the protection of patents, trademarks, trade secrets and other proprietary rights that we own or license is critical to our success and competitive position. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such products could be severely restricted or prohibited.

We actively seek to obtain and maintain intellectual property protection for our products, proprietary information, proprietary technology and services and trademarks. We rely on a combination of patent, trademark, copyright, trade secret, confidentiality and other agreements and other measures to protect our proprietary rights.

Pharmaceutical Products

The following summarizes key patents and trademarks related to our pharmaceutical products.

Entocort EC

We have the exclusive right to distribute, market and sell Entocort EC in the United States and to use the trademark, ENTOCORT® under an agreement with AstraZeneca which currently runs through December 31, 2010. In the United States, Entocort EC is protected by two patents, the terms of marketing and patent exclusivities for which expire in May 2011 and January 2015, respectively, the latter of which is the compound patent covering the tablet’s enteric coating. Both of the patents are owned by an affiliate of AstraZeneca. Under the agreement, AstraZeneca has the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement of the above patents or the trademark.

In the first half of 2008, Barr, which was acquired by Teva Pharmaceutical Industries Ltd. in December 2008, and Mylan each submitted an ANDA containing a Paragraph IV patent certification for Entocort EC to the FDA pursuant to the Hatch-Waxman Act.

AstraZeneca has received a Paragraph IV notification from each ANDA applicant and has filed separate suits against Barr and Mylan for patent infringement initiating a 30-month stay on FDA’s approval of the ANDAs. Resolution of the patent cases in favor of the generic companies could shorten the length of the stay. See “Risk Factors—Risks Related to Intellectual Property.”

Lotronex

We own the rights to all Lotronex trademarks and the five active U.S. patents covering Lotronex which expire in May 2011, January 2013, January 2018, October 2018 and October 2018. Of these five patents, the compound patent is the patent expiring in January 2013. We have submitted one of the Lotronex method of use patents, which expire in October 2018, to reexamination in the United States Patent and Trademark Office in view of references that raise a new question of patentability. We have the exclusive right to determine what action, if any, will be taken in the event of any infringement or threatened infringement of these patents.

Proleukin

We have the exclusive right to distribute, market and sell Proleukin in the United States and to use the trademark PROLEUKIN® under an agreement with Novartis, which currently runs through January 31, 2016. Proleukin is covered by two key U.S. patents which expire in November 2012 and October 2015. Under the agreement, Novartis has the initial right to determine what action, if any, will be taken in the event of an infringement or threatened infringement on the above patents or trademarks. Thereafter, we will have the right, subject to certain limitations, to what action, if any, will be taken in the event of infringement or threatened infringement of the above patents or trademarks.

Helidac Therapy

We have a license to make, have made, use, offer to sell and sell Helidac and have a license to use the trademark, Helidac®, under a worldwide license agreement with The Procter & Gamble Company, or P&G. Currently, Helidac is only approved and sold in the United States. Helidac is protected by four issued patents. Two of these patents expire on April 4, 2012, and the other two patents expire on October 26, 2010 and February 11, 2014. The license with P&G terminates on the expiration of the related patents. Under the license agreement, P&G has the right, but not the obligation, to take action in the event of an infringement or threatened infringement.

Other Non-Promoted Pharmaceuticals

All of the patents related to Imuran, Ridaura, Trandate and Zyloprim expired prior to our acquisition of the products in April 2001. As a result, multiple generics of all of these branded products, except Ridaura, are marketed by others. Our mercaptopurine product is a generic of the branded product Purinethol®, which is marketed by GATE Pharmaceuticals. There are also several other generic mercaptopurine products on the market.

We own the trademarks Imuran®, Ridaura®, Trandate® and Zyloprim®.

In addition to the trademarks set forth above, we currently use the following trademarks in our pharmaceutical business: PROMETHEUS®, “for the person in every patient®,” “practice to practice® ” and our interlink logo design.

COLAL-PRED

We have licensed the exclusive right to develop and commercialize Colal-Pred and to use the trademarks COLAL-PRED®, COLALPRED® and COLAL® in North America under an exclusive license agreement with Alizyme. In the United States, Colal-Pred is covered by one issued patent that expires in March 2011. In addition, a separate pending application exists in United States, Canada and Mexico which covers Colal-Pred, and if issued, would expire in February 2023. Under the license agreement, we have the initial right (but not the obligation) to bring or control, at our own expense, any enforcement action with respect to the above trademarks and patents.

Diagnostic Testing Services

The following summarizes key patents and trademarks related to our diagnostic testing services.

IBD Serology 7

We have exclusive licenses to, or own, five issued methods of use patents in the United States related to technology included in our IBD Serology 7 panel. The issued patents expire on dates ranging from May 12, 2015 to December 16, 2022. These include two issued patents under license agreements with Cedars-Sinai and UCLA, described in more detail in the section “—Material Agreements—Cedars-Sinai/UCLA” and one issued patent under our license agreement with Corixa, described in more detail in the section “—Material Agreements—Corixa.” We are responsible for the prosecution and maintenance and have the right to assert the patent rights licensed under these agreements. The agreements run through the life of the applicable patents. We have also filed one additional patent application in the United States for technology we own.

Thiopurine Metabolites

Eight U.S. methods of use patents have issued covering our Thiopurine Metabolites diagnostic test. These patents all expire on April 8, 2019. We have also filed an additional patent application as a “continuation” of the issued patents. We have access to these patents and patent applications through an exclusive license agreement with Sainte-Justine Hospital. We have the right to use the technology worldwide, although currently we only market and perform the tests in the United States. Under the agreement, we are responsible for prosecuting and have the right to enforce the patents. The term of the agreement with Sainte-Justine Hospital runs through the life of the patents.

TPMT Genetics

We have co-exclusive rights under a sublicense with Genaissance Pharmaceuticals to a U.S. patent for our TPMT Genetics test. The patent is owned by St. Jude Children’s Research Hospital and expires on August 14, 2015. Under the agreement, the sublicense is for testing performed in the United States and runs through the life of the patent.

TPMT Enzyme

Our TPMT Enzyme diagnostic test is covered by a U.S. methods of use patent. We own this patent, and it expires on May 16, 2021.

Celiac Disease

There is no intellectual property, either owned or licensed, related to our diagnostic tests for celiac disease. These tests include our Celiac Serology, Celiac Genetics and Celiac Plus.

IBS Diagnostic

We have an exclusive license to one issued patent covering one marker utilized in our IBS diagnostic test, which we in-licensed under our license agreement with Corixa, described in more detail in the section “—Material Agreements—Corixa.” The issued patent expires on December 16, 2022. In addition, we have an exclusive field of use to one pending patent application under a license agreement with a third party. We also filed one additional patent application in the United States for technology we own.

ProOnc Oncology Diagnostic Tests

In 2009, we began marketing three microRNA-based oncology diagnostic tests which we obtained U.S. rights to through our collaboration with Rosetta Genomics. Specifically, these tests are designed to differentiate lung cancer from mesothelioma, to determine the source of cancers of unknown primary origin and to differentiate squamous from non-cell lung cancer. Initially these microRNA-based tests are being conducted at a laboratory in Pennsylvania operated by Rosetta Genomics. However, we will ultimately transfer such testing activities to our own laboratory. MicroRNAs are a group of recently discovered non-coding control genes which can be used to develop a wide range of tests. MicroRNAs have been shown to be highly sensitive, tissue specific biomarkers.

Except as noted above, substantially all of the diagnostic tests we sell include technology that is covered by issued patents or patent applications that we own, license or sublicense. In addition to the U.S. patents and patent applications discussed above, we also have similar foreign patents and patent applications; however, with the exception of sales of MyCeliacID in Mexico and Canada, all of our business is currently in the United States. We may expand selectively into countries outside the United States in the future for our other products.

We currently use the following trademarks in our diagnostic business: PROMETHEUS®, FIBROSpect®, LactoTYPE®, MyCeliacID™, ProOnc TumorSourceDX™, ProOnc SquamousDX™, ProOnc MesotheliomaDX™, ProOnc™, TumorSource™ “for the person in every patient®,” “practice to practice® ,” “From information to insightSM”, the MyCeliacID design mark and our interlink logo design.

Patents, laws, contractual restrictions or trade secrets may not be sufficient to prevent unauthorized use or misappropriation of our technology or to deter others from independently developing products that are substantially equivalent or superior to our technologies, services or products. In addition, our ability to assert our patents against a potential infringer depends on our ability to detect and prove the infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Even if we prevail, litigation is costly and time-consuming and diverts and consumes the attention of our management and key personnel from our business operations.

While we intend to take the actions that we believe are necessary to protect our proprietary rights, we may not always be successful in doing so, or it may not always be prudent to do so. In some situations, we may be dependent on the owners of the proprietary rights that protect our products. These owners are not our employees, and we cannot directly control their actions or the amount or timing of resources they devote on our behalf. In addition, we may face challenges to the validity and enforceability of proprietary rights and may not prevail in any litigation regarding those rights. As a result, these patents may be narrowed in scope, deemed noninfringed, unenforceable or invalidated and may fail to provide us with any market exclusivity or competitive advantage even after our investment of significant amounts of time and money.

Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Furthermore, a patent infringement suit brought against us or any customers or partners may force us to stop or delay developing, manufacturing or selling products or potential products that are claimed to infringe a third party’s intellectual property, unless that party grants or licenses us rights to use its intellectual property. Even if we are able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we could be unable to commercialize some of our products or could have to cease some of our business operations as a result of successful patent infringement claims, either of which could severely harm our business.

Government Regulation

Government authorities in the United States, at the federal, state, and local level, and foreign countries extensively regulate, among other things, the following areas relating to our pharmaceutical products and diagnostic testing services:

•	research and development;

•	testing, manufacture, labeling and promotion;

•	advertising, distribution, sampling and marketing; and

•	importation and exportation.

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the U.S. Food and Drug Administration, or the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications or NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of a notice of claimed investigational exemption or an investigational new drug application or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, good clinical practices or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently $1,405,500, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently $457,200 per product and $79,720 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for non-priority drug products are reviewed within ten months while most applications for priority review drugs, that is, drugs that FDA determines represent a significant improvement over existing therapy, are reviewed in six months. The review process may be extended by FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practices is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After FDA evaluates the NDA and the manufacturing facilities, it issues an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in 2 or 6 months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The Hatch-Waxman Act

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid is called a Paragraph IV certification. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant. This 30-month stay applies only to patents listed in the Orange Book and therefore does not apply to four of the five Lotronex patents and to the Helidac patent.

The ANDA application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired. Federal law provides a period of five years following approval of a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs cannot be submitted unless the submission contains a Paragraph IV challenge to a listed patent, in which case the submission may be made four years following the original product approval. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which FDA cannot grant effective approval of an ANDA based on that listed drug.

Other Regulatory Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. FDA has the power to prevent or limit further marketing of a product based on the results of these postmarketing programs.

The Food and Drug Administration Amendments Act of 2007, or FDAAA, expands the FDA’s authority to require post-approval studies and clinical trials if the FDA finds that scientific data, including information regarding related drugs, deem it appropriate. The purpose of such studies would be to assess a known serious risk or signals of serious risk related to the drug or to identify an unexpected serious risk when available data indicate the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

FDAAA also gives the FDA the authority to require a drug-specific risk evaluation and mitigation strategy, or REMS, to ensure the safe use of the drug. In determining whether a REMS is necessary, FDA must consider the size of the population likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events, and whether the drug is a new molecular entity. If the FDA determines a REMS is necessary, the drug sponsor must agree to the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health care providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other measures that the FDA deems necessary to assure the safe use of the drug. In addition, the REMS must include a timetable to assess the strategy at 18 months, three years, and seven years after the strategy’s approval. The FDA may also impose a REMS requirement on a drug already on the market if the FDA determines, based on new safety information, that a REMS is necessary to ensure that the drug’s benefits outweigh its risks. Sixteen drugs approved prior to September 27, 2007 are deemed to have a REMS in effect. Lotronex is such a drug. We submitted a proposed REMS for Lotronex in September 2008 and are engaged in discussions with the FDA regarding our proposal.

In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Pediatric Information

Under the Pediatric Research Equity Act of 2003, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

Subpart H

Under FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments. A drug candidate approved on this basis may be subject to rigorous post-marketing compliance requirements, including restricted distribution. FDA may also withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.

Section 505(b)(2) New Drug Applications

Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application.

505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Anti-Kickback, False Claims Laws & The Prescription Drug Marketing Act

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Physician Drug Samples

As part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. The Prescription Drug Marketing Act, or the PDMA, imposes requirements and limitations upon the provision of drug samples to physicians, as well as prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations.

Controlled Substances

Manufacturers of controlled substances are also subject to the licensing, quota and regulatory requirements of the Controlled Substances Act. Failure to comply with the Controlled Substances Act and the regulations promulgated thereunder could subject companies to loss or suspension of those licenses and to civil or criminal penalties.

Manufacturing cGMP Requirements

We use, and will continue to use, third-party manufacturers to produce our products. We must audit the quality control and manufacturing procedures of our contract manufacturers, who must continue to conform to cGMP after approval. Our contract manufacturers are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP which imposes procedural and documentation requirements relating to quality assurance and quality control.

Future FDA inspections could identify compliance issues at the facilities of our contract manufacturers that could disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or us. Such restrictions could include withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay or stop further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Any new government requirements could also delay or prevent regulatory approval of products under development.

Accordingly, we must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Further, any of the above matters could limit or restrict our ability to manufacture or sell our pharmaceuticals products and, thereby, have a materially adverse effect on our sales and profitability.

Pharmaceutical State Regulation

In addition to federal law, several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and the reporting of gifts to individual physicians in the states. Other states require the posting of information relating to clinical studies. There are several states that require pharmaceutical companies to report expenditures for, or payments to, individual prescribers or health care practitioners. Currently, a number of additional states are considering similar proposals. While we believe we have a comprehensive compliance program, compliance with these laws is difficult and time consuming and companies that do not comply with these state laws face civil penalties. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Diagnostic Testing Services

We provide our gastroenterology diagnostic testing services through our clinical laboratory based in San Diego, California and our microRNA-based oncology diagnostic testing services through Rosetta Genomics’s Philadelphia, Pennsylvania laboratory. Accordingly, we are subject to governmental regulation at the federal, state, and local levels as a clinical laboratory. Federal law includes the Clinical Laboratory Improvement Amendments of 1988, or CLIA, which provides for the regulation of clinical laboratories by the Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS, and which mandates that all clinical laboratories be certified to perform testing on human specimens and provide specific conditions for certification. These regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, more specific requirements are imposed for certain types of tests which are performed in a laboratory. CLIA, and the regulations promulgated thereunder, are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis.

Any change in or lack of compliance with CLIA, or these regulations or in the interpretation thereof, could have a material adverse effect on our business. Changes in regulation could significantly increase our development, compliance and operating costs or could decrease the amount of reimbursement received for testing services performed. Further, governmental authorities may impose fines, criminal penalties or take other actions to enforce laws and regulations, including revoking our federal certification, which is required to operate our laboratory.

FDA Regulation

The FDA regulates instruments, test kits, reagents and other medical devices used to perform diagnostic testing by clinical laboratories. In the past, the FDA has claimed regulatory authority over laboratory-developed tests, but had not exercised its enforcement authority in regulating most laboratory-developed tests. However, in September 2006, the FDA published a draft guidance document pertaining to regulation of laboratory-developed tests. In addition, bills proposing various regulatory schemes may be introduced in Congress which, if passed into law, could also materially change the regulation of laboratory-developed tests.

The draft guidance document described certain laboratory-developed tests that the FDA intends to regulate as in vitro diagnostic test systems (i.e., as medical devices). The FDA refers to this category of laboratory-developed tests as “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. The FDA issued a revised draft guidance pertaining to IVDMIAs in July 2007. In the document, the FDA defines an IVDMIA as a device that combines the values of multiple variables using an interpretation function to yield a single, patient-specific result that is intended for use in the diagnosis of a disease or other condition, or in the diagnosis, cure, mitigation, treatment, or prevention of a disease, and that provides a result that cannot be independently verified by the end user and whose derivation is non-transparent. The IVDMIA draft guidance, if adopted as published, would extend FDA oversight over laboratory-developed tests which satisfy this definition. Under the draft guidance, new IVDMIAs would require either FDA clearance or approval as a device before being marketed and existing IVDMIAs would need to obtain clearance or approval by a specified date to continue to be marketed. The process for clearance or approval could be time consuming and costly, requiring clinical trials and quality systems similar to those described for pharmaceuticals above. We believe that some of our currently marketed tests, including the three oncology diagnostic tests, and substantially all of our tests under development, including the diagnostic tests we intend to develop pursuant to our recent collaboration with Bayer, would be defined as IVDMIAs under the draft guidance. A final IVDMIA guidance document may, however, include a different definition of IVDMIA.

IVDMIAs would be subject to the requirements that the FDA applies to other devices. If the IVDMIA guidance document is adopted, we would be subject to the regulations governing devices and would be required to obtain clearance or approval. For us to market an in vitro diagnostic product in the U.S., we generally must first obtain clearance from the FDA under a process known as 510(k) premarket notification, or must obtain FDA approval through a more demanding premarket approval, or PMA, process.

To obtain a 510(k) premarketing clearance, which refers to Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FFDCA, we generally must file a notice with the FDA with clinical and analytical data demonstrating that the device subject to the notification is “substantially equivalent” to a diagnostic device that is already cleared for marketing by the FDA known as “predicate device.” The 510(k) clearance process usually takes from three to twelve months, but may take longer. For example, the FDA may require further information, including additional clinical data, to make a determination regarding “substantial equivalence” to a legally marketed device. The FDA may also determine that the product is not substantially equivalent and not allow the test to be marketed.

If there is no predicate device, the FDA may allow submission of a “de novo” 510(k). This process is permitted when the device in question presents a low or moderate risk, and for which a special controls document can be written. A “de novo” 510(k) results in clearance of the application even though no predicate device is available.

The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that a diagnostic device is safe and effective, must be supported by more extensive information than is required for a 510(k) notification. The PMA application process is more costly, lengthy, and uncertain and may take up to three years or more, and the application may never be approved.

The FDA has also taken enforcement actions against laboratories offerings tests that the FDA believes were not developed by that laboratory. The FDA has indicated that it may not exercise regulatory discretion for a test that is found not to qualify as a laboratory-developed test. In that situation, the test would be subject to regulation as a medical device. The FDA has not provided established criteria for what factors it considers a test offered by a laboratory not to be deemed a test developed by that laboratory.

Following FDA clearance or approval of a device allowing its commercial distribution in the U.S., numerous regulatory requirements apply, including: the Quality System Regulation, which requires manufacturers to follow extensive design, testing, control, documentation, and other quality assurance procedures during the product development and manufacturing process; labeling regulations; and the Medical Device Reporting regulation, which requires that the manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur. In addition, a new 510(k) or PMA supplement may need to be cleared or approved by FDA before the device or its labeling can be modified.

The failure to comply with the FDA’s requirements can result in enforcement action, including issuance of a warning letter, product recall, restrictions on marketing, product seizure, injunction, civil penalties, and criminal prosecution.

We believe FDA regulation of laboratory-developed tests will lead to a substantially increased regulatory burden, additional costs and delays in introducing new tests. To date, the FDA held a hearing and requested public response to the draft IVDMIA guidance document. Industry representatives and others have communicated their concerns to representatives of the FDA. It is not possible to predict when or if the FDA might issue a final IVDMIA guidance, what changes might be made to the draft document or what the impact of such a final guidance document would be on our currently marketed diagnostic tests or our diagnostic tests currently under development. FDA may also seek to regulate more laboratory tests as medical devices on the ground that FDA believes the tests do not qualify as tests developed by that laboratory.

State Regulation

CLIA does not preempt state laws that are more stringent than federal law. As described below, several states do have regulations applying to laboratory-based testing, including genetic testing, with which we must comply.

New York Laboratory Licensing

Because we receive specimens from New York State, our clinical laboratory is required to be licensed by and to maintain a license in the State of New York. New York state laws and regulations establish standards for:

•	the day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel;

•	physical requirements of a facility;

•	equipment; and

•	quality control.

New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York State Department of Health, or the DOH, may suspend, restrict or revoke the laboratory’s New York license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory being found guilty of a misdemeanor under New York law. Should we be found out of compliance with the State of New York’s laboratory requirements, we could be subject to such sanctions, which could harm our business. We maintain a current license in good standing with the DOH. However, we cannot provide assurance that the DOH will at all times find us to be in compliance with all such laws.

Regulation by States

Florida, Maryland, Pennsylvania and Rhode Island require out-of-state laboratories which accept specimens from those states to be licensed. We have obtained licenses in those four states and believe we are in compliance with applicable licensing laws. From time to time, we may become aware of other states that require out of state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or, if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

In addition, several states have adopted laws regarding genetic testing, including obtaining informed consent, before performing the testing. Failure to comply with these laws could result in monetary penalties.

Fraud and Abuse Regulation

We are subject to various federal and state laws and regulations governing our marketing and sales practices, including the anti-kickback and false claims laws and the Stark Act. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical companies and/or clinical laboratories on one hand and physicians on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting identified common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the company’s marketing of the product for unapproved, and thus non-reimbursable, uses.

In addition, a federal anti-“self-referral” law, commonly known as the Stark Act, prohibits, with certain exceptions, Medicare payments for designated health services, including laboratory tests referred by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the entity from whom the referral was received. These restrictions also apply to Medicaid-covered services. Many states have similar anti-“self-referral” and other laws that are not limited to Medicare and Medicaid referrals and could also affect investment and compensation arrangements with physicians. We cannot predict if some of the state laws will be interpreted contrary to our practices.

The majority of states also have statutes or regulations similar to the federal anti-kickback law, false claims and the Stark Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a company’s products from reimbursement under government programs, criminal fines and imprisonment.

Several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to individual physicians in the states. Other states prohibit providing meals to prescribers or other marketing related activities. Still other states require the posting of information relating to clinical studies and their outcomes. Several states require pharmaceutical companies to implement compliance programs or marketing codes. Currently, several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties. As part of an ongoing analysis, we evaluate all state law requirements, and to the extent that they are applicable, comply with such laws. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities, or our determination that the relevant law is inapplicable, could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Privacy and Security of Health Information

To improve the efficiency and effectiveness of the healthcare system, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, included “administrative simplification” provisions that required HHS to adopt national standards for electronic healthcare transactions. At the same time, the U.S. Congress recognized that advances in electronic technology could erode the privacy of health information. Consequently, the U.S. Congress incorporated provisions into HIPAA that mandated the adoption of federal privacy protections for individually identifiable health information.

In response to the HIPAA mandate, in 2000, HHS adopted regulations known as the “privacy rule.” The privacy rule set national standards for the protection of health information, as applied to the three types of covered entities: health plans, healthcare clearinghouses and healthcare providers who conduct certain healthcare transactions electronically. Covered entities were required to implement standards to protect and guard against the unauthorized disclosure and misuse of individually identifiable health information. The privacy rule established a foundation of federal protections for the privacy of protected health information.

In 2003, HHS also adopted regulations known as the “security rule” for security standards to protect electronic health information systems from improper access or alteration. The security rule required covered entities to implement administrative, physical and technical safeguards to protect electronic individually identifiable health information.

Recent changes to HIPAA implemented by the American Recovery and Reinvestment Act of 2009 have extended the direct application of many HIPAA provisions to business associates of covered entities, and now permit state attorneys general to pursue civil actions under HIPAA. Violations of HIPAA could result in civil penalties of up to $1,500,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation and/or up to ten years in prison per violation.

In addition to the federal privacy regulations, we are subject to a number of state laws regarding the confidentiality of health information that are applicable to clinical laboratories. The penalties for violations of state privacy laws vary widely.

We are currently subject to HIPAA regulations and have undertaken and implemented procedures and training to comply with such HIPAA regulations. We believe that we take the necessary steps to comply with health information privacy and confidentiality statues and regulations. Our failure to maintain compliance or changes in state or federal laws regarding privacy could result in civil or criminal penalties and have a material adverse affect on our business.

Environmental

We are subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and radioactive materials. With respect to our pharmaceutical products, we use third-party vendors to dispose of expired or returned product, some of which are considered to be hazardous waste. Our clinical laboratory also generates medical and hazardous waste. In most cases, we use outside vendors to dispose of such waste and contractually require them to comply with applicable laws and regulations. In addition, transportation of our clinical laboratory specimens and some laboratory supplies are also considered hazardous materials subject to regulation by the Department of Transportation, the Public Health Service, the U.S. Postal Service and the International Air Transport Association. We believe our shipping and packaging practices comply with such regulations. In addition, our present and future business has been and will continue to be subject to various other laws and regulations, including state and local laws relating to such matters as the disposal of potentially hazardous substances.

Occupational Safety

The federal Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating specifically to workplace safety for healthcare employers. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through sharps or needle stick injuries. There are similar state requirements with which we also must comply.

Third-Party Reimbursement and Pricing Controls

In the United States and elsewhere, sales of pharmaceutical products and diagnostic testing services depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as from government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. In addition, the U.S. Congress is considering a number of legislative and regulatory proposals with an objective of ultimately reducing healthcare costs. Legislative and regulatory actions under consideration in the U.S. include health care reform initiatives that could significantly alter the market for pharmaceuticals and diagnostics (such as private health insurance expansion, the creation of competing public health insurance plans, a variety of proposals that would reduce government expenditures for prescription drugs to help finance healthcare reform, or the eventual transition of the U.S. multiple payer system to a single payer system). Other actions under consideration include proposals for government intervention in pharmaceutical pricing, changes in government reimbursement, an accelerated approval process for “follow-on” biologics, legalization of commercial drug importation into the U.S., and involuntary approval of medicines for over the counter use. If our products and services are not considered cost effective, coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the distribution and pricing of prescription drugs which may affect the marketing of our products.

Reimbursement for Pharmaceutical Products

In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Reimbursement for Diagnostic Testing Services

Most of our diagnostic testing services are paid for under contracts we have entered into with commercial insurance carriers, hospitals or other laboratories. We also bill non-contracted payors, who generally will pay us usual and customary fees for the services performed, although some payors reject our claims. In addition, subject to laws and regulations and certain other restrictions, we bill patients directly and will bill patients for any balances remaining due after attempting to collect from non-contracted payors. We also participate in Medicare and Medicaid programs.

The healthcare industry has experienced significant changes in reimbursement practices during the past several years. Government payors, such as Medicare and Medicaid, as well as private payors and large employers, have taken steps and may continue to take steps to control the cost, utilization and delivery of healthcare services, including clinical laboratory services. Our reimbursement from Medicare is generally substantially less than we receive from other payors. Overall, reimbursement under Medicaid programs is substantially below our costs to perform the testing services; however, it currently represents a small component of our business. If we cannot offset future reductions in the payments we receive for our services by reducing costs, increasing test volume or introducing new procedures, it could have an adverse impact on our revenues and profitability.

Billing and reimbursement for clinical laboratory testing is subject to significant and complex federal and state regulation. Penalties for violations of laws relating to billing federal healthcare programs and for violations of federal fraud and abuse laws include: (1) exclusion from participation in Medicare/Medicaid programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certifications and authorizations necessary to operate our business.

Employees

As of February 28, 2010, we had 472 employees, of which 59 were in research and development, 235 were in sales and marketing, 60 were in laboratory operations and 118 were in general and administration. We believe that our relations with our employees are good and we have no history of work stoppages. Generally, our employees are at-will employees. We have entered into an employment agreement with our President and Chief Executive Officer.

Facilities

We lease approximately 110,000 square feet of space at our administrative, research and laboratory facility in San Diego, California under a lease that expires in December 2012. We believe that our current facilities are adequate for our needs for the near future and that, if needed; suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

In June 2004, we filed a complaint against Mayo Collaborative Services in the U.S. District Court for the Southern District of California for infringement of two patents, both of which relate to our Thiopurine Metabolites diagnostic testing services. We are an exclusive licensee of these patents pursuant to a license agreement with Sainte-Justine Hospital. In December 2005, Mayo Clinic Rochester was added to the case as a defendant. We believed that Mayo Collaborative Services and Mayo Clinic Rochester had infringed these patents. Mayo Collaborative Services and Mayo Clinic Rochester answered our complaint and asserted affirmative defenses and counterclaims, including that our patents are invalid, not infringed and unenforceable. We denied these counterclaims and sought a court order that would prevent Mayo Collaborative Services or Mayo Clinic Rochester from commercializing products which infringe either of the two patents.

In November 2005, the court granted our motion for summary judgment of infringement, holding that Mayo Collaborative Services infringed one of the claims of one patent. The court also denied Mayo Collaborative Services’ motion for summary judgment that it had not infringed either patent. A consolidated hearing on a number of other motions for summary judgment, including a motion related to the validity of the patents, was held on May 10, 2007. On March 28, 2008, the court granted the motion for summary judgment of Mayo Collaborative Services and Mayo Clinic Rochester for patent invalidity relating to the two patents mentioned above. We subsequently filed an appeal of the court’s decision with the U.S. Court of Appeals for the Federal Circuit. On September 16, 2009, the U.S. Court of Appeals for the Federal Circuit ruled in our favor by overturning the lower court’s ruling and directing the court to deny Mayo Collaborative Services’ summary judgement motion. On October 22, 2009, Mayo filed a petition with the U.S. Supreme Court for a writ of certiorari. On December 24, 2009, we filed our brief in opposition of granting the writ of certiorari and on January 6, 2010 Mayo filed its reply brief.

On July 21, 2009, we filed a complaint against Alizyme in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with us, as a result of its failure to conduct certain pre-clinical studies which are necessary in order to obtain regulatory approval for the sale of Colal-Pred in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009 Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, we may be unable to successfully commercialize Colal-Pred. Pending resolution of the status of our license agreement through Alizyme’s liquidation process, we are currently not investing in clinical or preclinical development activities associated with Colal-Pred. We will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if we are successful in maintaining our rights to Colal-Pred.

We believe that there are currently no other claims that would have a material adverse impact on our financial position, operations or potential performance.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about the executive officers and directors of Prometheus Laboratories Inc. as of February 28, 2010:

Name	Age	Position
Joseph M. Limber	57	President, Chief Executive Officer and Director
Mark E. Spring	51	Senior Vice President, Finance and Chief Financial Officer
William Franzblau	47	Vice President, Legal Affairs and Secretary
David C. Furlano, Ph.D.	59	Vice President, Regulatory Affairs and Quality Systems
Lee R. McCracken	52	Corporate Head of Business Development
Fortunato R. Rocca	48	General Manager, Gastrointestinal Products
Toni L. Wayne	57	Vice President, Human Resources
Timothy R.G. Sear	72	Chairman of the Board of Directors
Rolf A. Classon	64	Director
David A. Durkin	41	Director
Kathleen D. LaPorte	48	Director
Jean-Pierre Millon	59	Director
Adele C. Oliva	44	Director
Stephan R. Targan, M.D.	64	Director
Robert S. Whitehead	59	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating/Corporate Goverance Committee.

Executive Officers

Joseph M. Limber has served as Prometheus Laboratories Inc.’s President and Chief Executive Officer since December 2003, Chief Financial Officer from December 2007 to August 2008 and as a member of its Board of Directors since January 2004. Mr. Limber has also served as the President and Chief Executive Officer of Prometheus RxDx, Inc. and as a member of its Board of Directors since its inception in June 2009. From January 2003 to July 2003, Mr. Limber was a consultant and interim Chief Executive Officer for Deltagen, Inc., a provider of drug discovery tools and services to the biopharmaceutical industry. From April 1998 to December 2002, Mr. Limber was the President and Chief Executive Officer of ACLARA BioSciences, Inc. (now Monogram Biosciences, Inc.), a developer of assay technologies and lab-on-a-chip systems for life science research. From 1996 to 1998, he was the President and Chief Operating Officer of Praecis Pharmaceuticals, Inc. (acquired by GlaxoSmithKline plc), a biotechnology company focused on the discovery and development of pharmaceutical products. Prior to Praecis, Mr. Limber served as Executive Vice President of SEQUUS Pharmaceuticals, Inc. (acquired by Alza Corporation and now part of the Johnson & Johnson family of companies). He also held management positions in marketing and sales with Syntex Corporation (now F. Hoffmann-La Roche Ltd.) and with Ciba-Geigy Corporation (now Novartis AG). Mr. Limber serves as Chairman of the Board of Directors of Molecular Insight Pharmaceuticals, Inc. Mr. Limber holds a B.A. from Duquesne University.

Mark E. Spring has served as Prometheus Laboratories Inc.’s Senior Vice President, Finance and Chief Financial Officer since August 2008. Mr. Spring has also served as the Senior Vice President, Finance and Chief Financial Officer of Prometheus RxDx, Inc. since its inception in June 2009. From January to June 2008, Mr. Spring was Senior Vice President and Chief Financial Officer at Hyperion Therapeutics, Inc., a privately-held specialty biopharmaceutical company. From October 2004 to December 2007, he was Vice President, Finance and Controller at MedImmune, Inc. which was acquired by AstraZeneca PLC in April 2007.

From 2003 to 2004, Mr. Spring was Vice President, Finance, Global Renal Division, at Baxter International Inc., a global healthcare company, and Vice President, Corporate Audit, from 2000 to 2003. Prior to Baxter, he held senior finance leadership positions at Dade Behring Inc. (acquired by Siemens AG), Caremark International Inc. (now CVS Caremark Corporation) and Fortis, preceded by twelve years in public accounting with Price Waterhouse (now PricewaterhouseCoopers). Mr. Spring received a B.A. in Business Administration from Monmouth College and is a Certified Public Accountant.

William Franzblau served as Prometheus Laboratories Inc.’s Senior Director of Legal Affairs from September 2004 to June 2005, at which time he became the Vice President, Legal Affairs, the position he continues to hold. He has also served as Prometheus Laboratories Inc.’s Secretary since December 2007. Mr. Franzblau has also served as the Vice President, Legal Affairs, and Secretary of Prometheus RxDx, Inc. since its inception in June 2009. From January 2004 to May 2004, he was a consultant to Nanogen, Inc. From March 2002 to January 2004, he was Vice President of Legal Affairs for Nanogen, Inc., a molecular diagnostics company. From March 1999 through January 2001, Mr. Franzblau served as Vice President, General Counsel and Chief Financial Officer of Atabok, Inc., a company which provides methods for secure communications and digital rights management. From March 1993 to September 1999, he was General Counsel and Chief Financial Officer of Hemagen Diagnostics, Inc., a publicly-traded medical diagnostics company. Mr. Franzblau received a B.A. in Psychology from Boston University and a J.D. and an L.L.M. in Taxation from Boston University School of Law.

David C. Furlano, Ph.D. has served as Prometheus Laboratories Inc.’s Vice President, Regulatory Affairs, Quality Systems and Pharmaceutical Sciences since October 2008. From January 2006 to October 2008, Dr. Furlano was Vice President, Regulatory Affairs at ACADIA Pharmaceuticals Inc., a biopharmaceutical company. From September 2004 to January 2006, he served as Executive Director, Regulatory Affairs at Vical Incorporated, a biopharmaceutical company. Prior to Vical, Dr. Furlano was Executive Director, Regulatory Affairs and Compliance at Amylin Pharmaceuticals, a biopharmaceutical company, from 2002 to 2004. From 1997 to 2002, Dr. Furlano was at Ligand Pharmaceuticals, a biotechnology company, most recently as Executive Director, Department of Regulatory Affairs and Compliance. He served as Associate Director, Regulatory Affairs at Abbott Laboratories, a broad-based healthcare company, from 1995 to 1997. Dr. Furlano was at Parke-Davis Pharmaceuticals, a subsidiary of Pfizer Inc., most recently as Director, Worldwide Regulatory Affairs, from 1990 to 1995. Prior to 1990, he worked as a Review Chemist at the U.S. Food and Drug Administration and as an Individual National Research Service Awardee at the National Institutes of Health. Dr. Furlano received a Ph.D. in Medicinal Chemistry and Natural Products from the University of Iowa and a B.S. in Pharmacy from the University of Connecticut.

Lee R. McCracken has served as Prometheus Laboratories Inc.’s Corporate Head of Business Development since September 2004. From June 2002 to March 2004, Mr. McCracken was Senior Vice President Pharmaceutical Business Development of Diversa Corporation, a biotechnology company, where he was responsible for strategy, mergers and acquisitions, and corporate partnering. From 2000 to 2002, he was President and Chief Business Officer of GenStar Therapeutics Corp., a biotechnology company. Prior to GenStar Therapeutics, Mr. McCracken served as Senior Vice President of Corporate Development at CombiChem, Inc. Previously, he served as Director of Business Development for the Americas Region of Allergan Inc., a specialty pharmaceutical and medical device company and as Managing Director of Pacific Pharma L.P., a subsidiary of Allergan. He also held positions in the venture capital industry with Union Venture Corp. and 3i plc. Mr. McCracken received a B.S. in Commerce from Santa Clara University, an M.S. in Computer Science from the University of Dayton and an M.B.A. from The Anderson School at UCLA.

Fortunato R. Rocca has served as Prometheus Laboratories Inc.’s General Manager, Gastrointestinal Products since July 2005. From March 2004 to May 2005, Mr. Rocca was the General Manager of Marketing, Sales, Sales Operations, Managed Markets and Contracting at Alpharma Inc., a specialty pharmaceutical company. From November 1998 to January 2004, he served in senior sales and marketing management positions for Elan Pharmaceuticals, Inc. Mr. Rocca received a B.S. in Marketing and Personnel Management from Towson State University.

Toni L. Wayne has served as Prometheus Laboratories Inc.’s Vice President, Human Resources since June 2004. From October 2002 to June 2004 and from January 1998 to January 2002, Ms. Wayne served as Vice President of Human Resources for Baxter International Inc.’s BioScience pharmaceutical division. She joined Baxter in November 1996, as Director of Human Resources for the Hyland Division. From January 2002 to September 2002, she was Vice President, Human Resources for Elan Pharmaceuticals, Inc.’s Biopharmaceutical division. From January 1980 to June 1996, Ms. Wayne held varying positions of management responsibility in human resources, manufacturing, quality and project management with Hybritech Incorporated, then a division of Eli Lilly and Company. Ms. Wayne received a B.A. in Biology from the University of California at San Diego.

Board of Directors

Timothy R.G. Sear has served as a member of Prometheus Laboratories Inc.’s Board of Directors since September 2004 and as Chairman of Prometheus Laboratories Inc.’s Board of Directors since November 2004. Mr. Sear has also served as Chairman of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009 . Mr. Sear retired in October 2004 as President and Chief Executive Officer of Alcon, Inc., a publicly-traded global medical company specializing in eye care products, a position which he had held since 1997. Mr. Sear held positions of increasing responsibility with Alcon since 1971. Mr. Sear currently serves as Chairman Emeritus of the Board of Directors of Alcon. Mr. Sear is also a member of the Board of Directors of GTx, Inc., a publicly-traded biopharmaceutical company, and of Sigma-Aldrich Corporation, a publicly-traded life sciences and technology company. Mr. Sear is a graduate of Manchester University in the United Kingdom and Copenhagen University, Denmark and received an M.B.A. in International Business from Indiana University. He is also a graduate of Harvard Business School’s Advanced Management Program.

Rolf A. Classon has served as a member of Prometheus Laboratories Inc.’s Board of Directors since September 2004. Mr. Classon has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. From May 2005 to March 2006, he served as Chief Executive Officer of Hillenbrand Industries Inc., a publicly-traded holding company. From September 2002 to July 2004, Mr. Classon was Chairman of the Executive Committee of Bayer HealthCare, a sub-group of Bayer AG, and was President of Bayer HealthCare L.L.C., a subsidiary of Bayer AG. Previously, he had been President of Bayer’s Diagnostic Division and head of Bayer’s Worldwide Business Group—Diagnostics since 1995. Bayer is an international research-based company active in life sciences, polymers and chemicals. Mr. Classon serves as Chairman of the Board of Directors of Hill-Rom Holdings, Inc., a publicly-traded worldwide manufacturer and provider of medical technologies and related services for the health care industry, Tecan Group AG, a global provider of laboratory instruments and solutions in biopharmaceuticals, forensics, and clinical diagnostics and Auxilium Pharmaceuticals, Inc., a publicly-traded specialty pharmaceutical company in the fields of urology and men’s health. Mr. Classon is also a member of the Board of Directors of Enzon Pharmaceuticals, Inc., a company focused on oncology and antivirus pharmaceuticals, Millipore Corporation, a bioscience company that provides technologies, tools and services for the discovery, development and production of therapeutic drugs and for other purposes and Eurand N.V., a publicly-traded specialty pharmaceutical company. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering and the Swedish equivalent to an M.B.A. from the University of Gothenburg.

David A. Durkin has served as a member of Prometheus Laboratories Inc.’s Board of Directors since August 2003. Mr. Durkin has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. Since July 2005, Mr. Durkin has served as a Partner of Avista Capital Partners, a private equity firm focused on investments primarily in growth-oriented energy, healthcare and media companies. Mr. Durkin, through an arrangement with an affiliate of Avista Capital Partners, serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. and related investment funds, which are affiliated with Credit Suisse. From 2002 to 2005, prior to founding Avista Capital Partners, he was a Director in Credit Suisse’s asset management business and a Partner with DLJ Merchant Banking Partners III, L.P. Mr. Durkin joined Donaldson, Lufkin & Jenrette, or DLJ, in 1996 and Credit Suisse in 2000 upon its merger with DLJ. Previously, he was a C.P.A. at Arthur Andersen LLP in the field of public accounting. He serves on the boards of directors of Frontier Drilling ASA, IWCO Direct and Merrill Corporation. Mr. Durkin received a B.A. in Economics from Stanford University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Kathleen D. LaPorte has served as a member of Prometheus Laboratories Inc.’s Board of Directors since August 2002. Ms. LaPorte has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. Since 2005, Ms. LaPorte has served as a Managing Director of New Leaf Venture Partners, L.L.C., a venture capital firm, of which she was a founding partner. From 1994 to 2005, she served as General Partner of Sprout Group, a venture capital firm affiliated with Credit Suisse, parent company of the Sprout Group, which she joined in 1993. From 1987 to 1993, Ms. LaPorte served as an employee at Asset Management Company, a venture capital firm, most recently as a Principal. Ms. LaPorte currently serves as a member of the Board of Directors of Aesthetic Sciences Corp., Affymax, Inc., ISTA Pharmaceuticals, Inc., Pearl Therapeutics, Inc., and Transcept Pharmaceuticals, Inc. Ms. LaPorte holds a B.S. from Yale University and an M.B.A. from Stanford University Graduate School of Business.

Jean-Pierre Millon has served as a member of Prometheus Laboratories Inc.’s Board of Directors since March 2003. Mr. Millon has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. Mr. Millon is a member of the Board of Directors of CVS/Caremark Corporation, a publicly-traded pharmacy services company, Cypress Bioscience, Inc., a publicly-traded pharmaceutical company, Infusystem Holdings, Inc., a healthcare services company, and Health Systems International, a private healthcare services company. Mr. Millon joined the CVS/Caremark Board in March 2007 as a result of the acquisition of Caremark Rx, Inc. by CVS Corporation. Mr. Millon was previously on the Board of Directors of AdvancePCS, Inc. which was acquired by Caremark in March 2004. He had served on the Board of Directors of AdvancePCS since the merger of PCS Health Systems, Inc. and Advance Paradigm, Inc. in 2000. He is a co-founder of BLS LLC, a consulting and investing entity, and from 2001 until 2003 he was a special limited partner at Care Capital LLC, a HealthCare Venture Fund. Mr. Millon joined PCS Health Systems, Inc. in 1995, where he served as its President and Chief Executive Officer from 1996 to 2000. Prior to joining PCS Health Systems, Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS Health Systems. Mr. Millon received a degree in Mechanical Engineering from Ecole Centrale de Lyon, France, a degree in Economics from the University of Lyon, France and an M.B.A. in Finance from the Kellogg School of Business at Northwestern University.

Adele C. Oliva has served as a member of Prometheus Laboratories Inc.’s Board of Directors since June 2005. Ms. Oliva has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. Since June 2007, Ms. Oliva has served as a partner at Quaker BioVentures, a healthcare focused venture capital firm. From August 1997 to May 2007, Ms. Oliva was at Apax Partners, LP, a global private equity firm, where she most recently served as Co-Head of U.S. Healthcare. Prior to joining Apax, she held positions in marketing and business development at Baxter Healthcare Corporation in their IV Systems Division and CardioVascular Group. Prior to joining Baxter Healthcare, she was a commercial lending officer and senior financial analyst with CoreStates Financial Corp., now part of Wachovia. Ms. Oliva serves as a member of the Board of Directors of EKR Therapeutics, Inc., Semprae Laboratories, Inc. and Sleep Solutions, Inc. Ms. Oliva received a B.S. degree from Saint Joseph’s University and an M.B.A. from Cornell University, where she was awarded the Fried Fellowship.

Stephan R. Targan, M.D. is one of Prometheus Laboratories Inc.’s co-founders and has served as a consultant and member of Prometheus Laboratories Inc.’s Board of Directors since January 1996. Mr. Targan has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. Dr. Targan is the Director of the Inflammatory Bowel Disease Center at Cedars-Sinai Medical Center, a position he has held since 1992, and he also serves as the Director in the Division of Gastroenterology, a position he has held since 1996. Dr. Targan is a Professor of Distinction, Department of Medicine in the Division of Gastroenterology at the University of California at Los Angeles School of Medicine, where he has served on the faculty since 1978. Dr. Targan received a Bachelor’s Degree and an M.D. from Johns Hopkins University.

Robert S. Whitehead has served as a member of Prometheus Laboratories Inc.’s Board of Directors since April 2003. Mr. Whitehead has also served as a member of the Board of Directors of Prometheus RxDx, Inc. since its inception in June 2009. Mr. Whitehead is Chief Executive Officer of Slate Pharmaceuticals, Inc., a company he founded in May 2007. Prior to that, since November 2005, Mr. Whitehead served as President and Chief Executive Officer of CURE Pharmaceuticals, Inc. From June 2004 to March 2005, he served as President and Chief Operating Officer of Auxilium Pharmaceuticals, Inc., a publicly-traded specialty pharmaceutical company in the fields of urology and men’s health. From June 2003 to March 2004, Mr. Whitehead served as President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc., a specialty pharmaceutical company. From December 2001 to June 2003, he was Senior Vice President and Chief Business Officer at ZymoGenetics, Inc., a biopharmaceutical company. Prior to joining ZymoGenetics, Mr. Whitehead served as President and Chief Operating Officer of Dura Pharmaceuticals, Inc. and President, Americas, of Elan Pharmaceuticals, Inc., which acquired Dura Pharmaceuticals in 2000. Mr. Whitehead received his B.S. degree from Temple University, and he serves on the boards of directors of Slate Pharmaceuticals, Inc., CURE Pharmaceuticals, Inc., Protiva Biotherapeutics, Inc., airPharma, LLC and Meditrina Pharmaceuticals, Inc., each a private company.

Board Composition

Our Board of Directors is currently authorized to have nine members, and is currently composed of eight non-employee members and our current President and Chief Executive Officer, Joseph M. Limber. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our Board of Directors is elected each year. Our Class I directors, whose terms will expire at the 2011 annual meeting of stockholders, will be Dr. Targan, Ms. LaPorte and Mr. Whitehead. Our Class II directors, whose terms will expire at the 2012 annual meeting of stockholders, will be Mr. Millon, Ms. Oliva and Mr. Classon. Our Class III directors, whose terms will expire at the 2013 annual meeting of stockholders, will be Messrs. Sear, Limber and Durkin.

Four of our nine directors were previously elected to the board of directors of Prometheus Laboratories Inc. pursuant to an amended and restated shareholders’ agreement, and the voting agreement contained therein, originally entered into on April 30, 2001 by and among Prometheus Laboratories Inc. and certain of its shareholders and warrant holders. These directors have also been appointed to our Board of Directors, continue to serve as of the date of this prospectus and will continue to serve until their successors are duly elected by holders of our common stock. The amended and restated shareholders’ agreement, and the voting agreement contained therein, will be assumed by us and terminate effective upon completion of this offering. For a more complete description of the voting agreement, see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholders’ Agreement.”

Board Committees

Our Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of             (chair and audit committee financial expert),             and             , each of whom our Board of Directors has determined is independent within the meaning of the independent director standards of the Securities and Exchange Commission, or SEC, and the Nasdaq Global Select Market.

This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.

Compensation Committee

Our Compensation Committee consists of            (chair),             and            , each of whom our Board of Directors has determined is independent within the meaning of the independent director standards of the Nasdaq Global Select Market. This committee’s purpose is to assist our Board of Directors in determining the development plans and compensation for our senior management and directors and recommend these plans to our Board of Directors. This committee’s responsibilities include:

•	recommending to the Board of Directors the adoption, amendment and termination of our equity plans, incentive plans, bonus plans and other compensation programs;

•	administering the above plans, establishing guidelines, interpreting plan documents, selecting participants and approving grants and awards;

•	reviewing and approving individual and corporate performance goals and objectives relevant to the compensation of our executive officers;

•	reviewing and approving compensation recommendations for executives, including salary, incentive plans, stock, benefits and perquisites;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and

•	preparing the report that the SEC requires in our annual proxy statement,

Nominating/Corporate Governance Committee

Our Nominating/Corporate Governance Committee consists of            (chair),            and            , each of whom our Board of Directors has determined is independent within the meaning of the independent director standards of the Nasdaq Global Select Market. This committee’s purpose is to assist our Board of Directors by identifying individuals qualified to become members of our Board of Directors, consistent with criteria set by our Board of Directors, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our Board of Directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our Board of Directors;

•	evaluating and recommending candidates for election to our Board of Directors;

•	overseeing our Board of Directors’ performance and self-evaluation process; and

•	reviewing our corporate governance principles and providing recommendations to the Board of Directors regarding possible changes.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the Compensation Committee, our Board of Directors as a whole performed the functions delegated to the Compensation Committee. None of the members of our Compensation Committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Our Compensation Program

For purposes of this compensation discussion and analysis, “we” and “our” refer to Prometheus Laboratories Inc. for all periods prior to the completion of this offering. Following the completion of this offering, we will assume the compensation programs and philosophy of Prometheus Laboratories Inc. as described below and the discussion will apply equally to us.

Our compensation programs are designed to attract and retain employees and reward them for their efforts toward helping us achieve both our short-term and long-term goals. The compensation programs are generally broad-based for all employees and provide reward levels commensurate with their relative position of responsibility. Ours is a pay-for-performance compensation philosophy. We work within the framework of this philosophy to determine each component of an executive’s initial and ongoing compensation package based on numerous factors, including:

•	the individual’s background, including prior relevant work experience;

•	the individual’s role with us, and compensation paid to persons in companies of similar size and stage of development operating in the diagnostics and pharmaceutical industries;

•	the individual’s success in achieving performance goals and objectives;

•	comparison to other of our executives having similar levels of expertise and experience; and

•	the demand and competition for executives in the marketplace in which we operate.

The compensation programs in which our executive officers, which include our named executive officers or NEOs, participate are additionally designed to tie annual and long-term cash and equity incentives to the achievement of specified performance objectives, and to align executives’ incentives with the interests of our stockholders. Our NEOs consist of Joseph M. Limber, our President and Chief Executive Officer, Mark E. Spring, our Senior Vice President, Finance and Chief Financial Officer, and our three other most highly paid executive officers, Henry Y. Pan, M.D., Ph.D., William Franzblau and Fortunato R. Rocca, as determined by total compensation.

Decision Making

The Compensation Committee is responsible for determining our overall executive compensation philosophy and for evaluating and approving all components of compensation for our executive officers. Our President and Chief Executive Officer recommends salary increases, bonus amounts and stock options for our executive officers, and the Compensation Committee approves any increases, bonuses or stock option grants after reviewing the supporting market data and other company and individual performance information. Based on the review of market compensation survey data, Chief Executive Officer and company performance, consultation with independent consultants and input provided by senior human resources management, the Compensation Committee recommends to the Board of Directors for approval any salary increase, bonus amount or stock option grants for the Chief Executive Officer.

Use of Market Comparison Data in Determining Cash and Equity Compensation

The market for experienced senior management in our industry has historically been, and remains, highly competitive. We compete with large and established companies for top executive talent. Our ability to compete is also based on the past achievements of our corporate objectives, our vision for the future, our culture and company values, the productivity of our teams and the excellence of our leadership and management personnel.

In setting compensation for our executives, our Compensation Committee, with the input of senior human resources management, utilizes publicly available compensation data and subscription compensation survey databases for national and regional companies in the pharmaceutical and biotechnology industries of similar size and phase of maturity, as further described below. We believe that the practices of this group of companies provide us with appropriate compensation data, as these companies have similar organizational structures and tend to compete with us for executives and other employees.

Our Compensation Committee has historically sought to ensure that the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers, is competitive with the compensation of executives with similar positions at comparable companies. The compensation data referred to by our Compensation Committee includes both statistical summaries of compensation data for a pool of comparable companies as well as compensation data for specific companies selected by our compensation consultant. This data is described below. The competitive comparisons made in this process are used to determine our approximate position relative to the market by compensation component and in total. While reference to compensation data for comparable companies may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business objectives that may be unique to us, we believe that gathering of this information is an important part of our compensation-related decision-making process.

Compensation Consultant

To assist with the analysis of executive compensation for the 2009 fiscal year, the Compensation Committee engaged Compensia, Inc., or Compensia, located in San Jose, California, to provide compensation consulting services. Compensia reports directly to the Compensation Committee, and the Compensation Committee has the sole authority to engage, terminate and direct the work of Compensia as its advisor. For the 2009 fiscal year, the Compensation Committee requested Compensia to advise it on a variety of compensation-related issues, including:

•	providing general information concerning executive compensation trends and developments;

•	compiling, analyzing and presenting third party survey data; and

•	assessing various forms of equity compensation.

The Compensation Committee believes that Compensia is able to provide independent, objective compensation advice to the Compensation Committee. Other than providing the advice and services described above, Compensia provided no other services to either the company or the Compensation Committee during the 2009 fiscal year.

The third party survey data presented by Compensia was designed to ensure that the executive compensation decisions were consistent with the overall compensation philosophy and included survey data relating to levels of base salaries, incentive cash bonuses and equity awards from the Radford Global Life Sciences Survey (by Aon Consulting) and proxy data for executive positions within public peer companies consisting of 18 pharmaceutical and biotechnology companies matched based on industry, future growth prospects and organizational size and structure. These include Auxillium Pharmaceuticals, Inc., BioMarin Pharmaceuticals, Inc., Bio-Reference Laboratories, Inc., Cubist Pharmaceuticals, Inc., Genomic Health Inc., Genoptix Inc., Gen-Probe, Inc., Illumina, Inc., Immucor Inc., K-V Pharmaceutical Company, Medicis Pharmaceuticals Corp., Myriad Genetics, Inc., Osi Pharmaceuticals Inc., Quidel Corp., Salix Pharmaceuticals, Inc., Sciele Pharma Inc., The Medicines Company, and United Therapeutics Corp. This list of public peer companies was used by the Compensation Committee as recommendations and decisions on executive compensation were made for the 2009 fiscal year.

The Compensation Committee also utilized “tally sheets”, prepared with the assistance of management, when making its executive compensation decisions for the 2009 fiscal year. The “tally sheets” described the nature and/or value of each element of compensation payable to each executive officer, and enabled the Compensation Committee to evaluate each compensation element in the context of the executive’s overall total compensation.

Elements of Executive Compensation

Compensation for our executive officers consists of the following elements: base salary, non-equity incentive compensation, stock options, benefits programs and change in control/severance provisions.

Based on the analyses provided by our compensation consultant, the Compensation Committee has set the following as targeted market guidelines for our NEO compensation elements, correlating links between pay and performance and employee retention with stockholder value:

•	Base salary: 50th to 60th percentile;

•	Total cash compensation (base salary plus targeted bonus): 50th to 60th percentile; and

•	Total incentive compensation (cash and equity): 60th to 70th percentile.

In general, the Compensation Committee has set targets for total compensation that approximate the market 60th to 70th percentile, with the more significant portion of annual compensation delivered in incentives. In setting targets above the median compensation of our comparable companies, the committee intends to balance competitive pay levels with a strong pay for performance emphasis. To ensure our ability to support rapid growth, we have generally recruited executives with demonstrated performance in similar positions at larger companies. The higher percentile reflects the level of compensation needed to attract this level of talent and the Compensation Committee’s commitment to reward and retain those executives who will be key to leading our growth.

The Compensation Committee settled on target pay positions for each pay element that reflect a range relative to the peer group to maintain the flexibility to recognize differences in individual executive performance and contribution and to take into consideration other factors, such as our company’s performance for the relevant period. In evaluating individual executive performance and contributions the Compensation Committee considers to what extent an executive (1) sustains a high level of performance, (2) demonstrates success in contributing toward our company achieving key financial and other business objectives, (3) has a proven ability to help create stockholder value and (4) possesses highly developed skills and abilities critical to our success.

Executive base salaries were targeted consistent with the 50th to 60th percentile of our peer companies to give our Compensation Committee the ability to adequately recognize individual experience, qualifications, job scope and responsibility, and sustained performance levels and to ensure our ability to retain key people in a highly competitive labor market. Those executives whose pay is set at the higher end of the range are those with significant experience or who the Compensation Committee has determined are making significant contributions to our performance.

Annual cash incentive opportunities are set at target levels that ensure, when combined with base salaries, total cash compensation between the peer company 50th to 60th percentiles. Cash incentives will be earned only if the company and individual executives demonstrate strong performance. Consequently, should cash incentives not be earned or not earned in full, total cash compensation will fall below the targeted peer group percentiles.

Finally, consistent with the desire to create a strong link between executive compensation and stockholder value creation, the most significant portion of executive incentives is in the form of equity. Our Compensation Committee grants executive equity in amounts sufficient to position their total incentive pay at the 60th to 70th percentile of the peer group. Our Compensation Committee believes that a greater emphasis on equity ensures that, in addition to attention to annual goals and objectives, the senior leadership team maintains a focus on the longer term sustained performance of the company.

Market compensation levels for executive officers vary substantially based upon roles and responsibilities of the individual officer. This disparity has resulted in significant compensation differentiation between our Chief Executive Officer and other NEOs. Based on our peer group data, higher compensation for the Chief Executive Officer position is supported.

Base Salary

Base salaries represent a fixed portion of compensation and vary by position, and are designed to attract and retain employees over time. Base salaries for our executives are established based on a broad set of factors, including the individual’s current salary, individual performance, total cash compensation as it relates to market pay levels and the relationship of pay to our other executives.

Base salaries are reviewed annually and adjustments are made to reflect performance-based factors, as well as competitive conditions. The benchmarking process for our executives’ base salaries includes a review of aggregate compensation of each executive position. We compare aggregate compensation to the available published compensation survey sources described above and proxy statement data for our peer group companies as an element of this review and assessment.

Generally, employees’ salaries, including executives, are adjusted in the first quarter of each year. Increases are considered within the context of our overall annual merit increase budget, which is set annually based on published projections by our industry and which also considers the regional market. The annual merit budget was 5.0% of base salary for the 2009 fiscal year.

Salary Compensation Actions for Our Named Executive Officers

Effective February 1, 2009, the base salaries of our NEOs (with the exception of Mr. Limber) were again evaluated and increased as part of our annual review process. Merit increases for these NEOs ranged from 4% to 6% (average 5%).

Dr. Pan’s salary was increased to $399,600, Mr. Rocca’s was increased to $305,000, Mr. Franzblau’s was increased to $309,100 and Mr. Spring’s was increased to $310,000. The increases for Mssers. Rocca, Franzblau and Spring also included a market adjustment, to bring their base and total cash compensation target in closer alignment with the 50th percentile of market, as defined by our peer group.

On May 1, 2009, the Compensation Committee approved a salary increase for Mr. Limber effective February 1, 2009. Mr. Limber’s base salary was increased from $525,000 to $650,000, to bring his base and total cash compensation target in closer alignment with the 50th percentile of market, as defined by our peer group.

Effective February 1, 2010, the base salaries of our NEOs were again evaluated and increased as part of our annual review process. Merit increases for each of our NEOs was 5%, with the exception of Dr. Pan, whose employment was terminated effective January 4, 2010. Mr. Limber’s salary was increased to $682,500, Mr. Rocca’s was increased to $320,250, Mr. Franzblau’s was increased to $330,000, and Mr. Spring’s was increased to $337,000. The increases for Mssers. Franzblau and Spring also included a market adjustment, to bring their base and total cash compensation target in closer alignment with the 50th percentile of market, as defined by our peer group.

Based on its analysis, our compensation consultant reported to the Compensation Committee that the levels of our executive base compensation provided ranged in the 50th to 60th percentile, which is consistent with our targeted market guidelines. Our last compensation analysis, performed in November, 2009, showed that levels of our executive base compensation provided for 2010 remained, on average, at the 50th percentile, and do not materially vary from that level.

Recommendations for 2010 merit increases to base salaries will not be finalized until February, 2010.

Non-Equity Incentive Compensation

In addition to base salaries, our Compensation Committee has the authority to award annual cash bonuses to our executive officers. These incentive bonuses are intended to compensate executives for achieving corporate goals and for achieving what the Compensation Committee believes to be value-creating milestones. At the beginning of each year, the Board of Directors (considering the recommendations of the Compensation Committee and management) sets corporate goals and milestones for the year. These goals and milestones and the proportional emphasis placed on each are set by the Board of Directors after considering management input and our overall strategic objectives. These goals generally relate to factors such as sales and marketing targets, financial targets, achievement of product development objectives and establishment of new collaborative arrangements.

The Board of Directors, upon recommendation of the Compensation Committee, determines the level of achievement of the corporate goals for each year. Based upon its review of our performance against these goals, the Compensation Committee determines the funds to be made available for bonus payments, if any, and approves the bonus amounts to be paid to executive officers. The Compensation Committee retains the discretion to increase, reduce or eliminate any bonus that otherwise might be payable to any individual based on actual performance, which may include consideration of factors outside approved goals and objectives.

Annual cash bonuses for our executives are linked to successful achievement of annual corporate performance goals, as described above, as well as individual performance. Bonus target levels for executives, expressed as a percentage of base salary, are set based on an evaluation of proxy statement and salary survey data of the peer groups.

Based on the analyses described above, the target levels for executive bonuses for 2008 were 50% of base salary for the Chief Executive Officer, 40% of base salary for senior and executive vice presidents and 30% of base salary for all other vice presidents, which includes our General Manager, Gastrointestinal Products.

For executives other than the Chief Executive Officer, 75% of the total bonus is tied to corporate performance and 25% is based on individual performance. We believe that the division of our cash incentive bonus program into corporate and individual components enables us to provide appropriate incentives for the achievement of milestones critical to our business. The Chief Executive Officer’s entire bonus is determined based on corporate performance.

Bonuses are set based on the executive’s base salary as of the end of the bonus year, and are expected to be paid out in the first quarter of the following year. The actual bonuses awarded in any year, if any, may be more or less than the target, depending on individual performance and the achievement of corporate objectives but may vary based on other factors at the discretion of the Compensation Committee. In addition, the individual component of each executive’s bonus award are not necessarily based on the achievement of any predetermined criteria or guidelines but rather on the Compensation Committee’s more subjective assessment of the officer’s overall performance of his or her duties. In coming to this determination, our Compensation Committee does not follow any guidelines, nor are there such standing guidelines regarding the exercise of such discretion.

A minimum threshold of 75% achievement of corporate objectives is set for the corporate portion of the management bonus. Both corporate and individual portions have a maximum achievement level set at 150%. We feel that at corporate performance below 75%, sufficient value is not added to provide additional compensation to our executives in the form of a bonus. Corporate performance at higher values will flow through in equity value for our company. We have set the cap such that we feel that 150% should be difficult to achieve. In cases where corporate performance has not met the minimum threshold, the Board of Directors will have the ability to make a discretionary award to an individual where recognition of exemplary performance is noted.

2009 Management Bonus Plan

For 2009, corporate objectives generally fell into the following categories: (1) achieving annual net sales of $330.0 million and EBITDA of $90.0 million (40% weighting); and (2) achieving certain milestones with respect to licensing and acquisition of new products and technologies and furthering development and commercialization for both therapeutic and diagnostic programs (30% weighting). All other objectives were weighted at 10% each. These included objectives tied to talent management and employee engagement initiatives, including the establishment of an oncology commercial organization (10%); objectives furthering strategic planning and operational effectiveness (10%); and efforts toward furthering this public offering (10%). Objectives were weighted based on their level of importance to the business plan. It was expected that the majority of goals were achievable with diligent effort but that achievement of all objectives would require extraordinary performance.

In evaluating management’s performance against our 2009 corporate goals, the Compensation Committee determined that we exceeded our targets for annual net sales and EBITDA. In addition, we achieved a number of licensing, commercial and development milestones during 2009. We licensed three oncology micro-RNA-based diagnostic tests from Rosetta Genomics Ltd. in the first quarter of 2009. The products, ProOnc TumorSourceDX, ProOnc SquamousDX and ProOnc MesotheliomaDX were launched in the fourth quarter of the year. In December we acquired the exclusive rights from Novartis to distribute, promote and sell Proleukin, a recombinant human interleukin-2 for treatment of adults with metastatic melanoma and metastatic kidney cancer, in the U.S. We have built a new oncology sales force to support our new oncology franchise. In June, we launched MyCeliacID, the first direct-to-patient, saliva-based genetic test for celiac disease. In March, we received New York State approval for PROMETHEUS IBS Diagnostic, the first blood test for irritable bowel syndrome (IBS). We also furthered the continued development of our IBD Prognostic diagnostic test, and submitted our own proprietary oncology diagnostic test for New York State approval. Finally, as part of the Proleukin transaction, we completed a successful financing of $260 million, with the credit facility consisting of a $210 million term loan and a $50 million revolving credit line. The proceeds were used to finance the Proleukin acquisition and refinance existing indebtedness. Based on these significant achievements, our Compensation Committee recommended, and the Board of Directors approved, corporate performance funding of the total bonus pool of 150% for 2009. This percentage was applied to determine the corporate performance component of the 2009 bonus awards for our named executive officers.

For 2009, Mr. Limber received a bonus of $487,500, which was based solely on corporate performance relative to the directives described above. Mr. Rocca received a bonus of $130,387, Mr. Franzblau received a bonus of $132,140, and Mr. Spring received a bonus of $175,150.

The Compensation Committee’s determination of the individual components of the 2009 bonus awards paid to our named executive officers were not based on the achievement of any predetermined individual performance objectives, criteria or guidelines but rather on the Compensation Committee’s subjective assessment of each officer’s overall performance of their duties during 2009.

In December 2009, a cash payment of $96,875 was made to Mr. Limber based on the same criteria as the vesting of 250,000 performance options awarded to Mr. Limber in November 2004. The options vested 100% upon the first to occur of the following criteria: (1) an initial public offering at least a certain defined price by June 30, 2006 (2) acquisition of products by December 31, 2005 with a total of $40 million or more in revenue over the twelve months following the acquisition (3) achieving $130 million in revenue in 2005 (4) achieving $40 million in EBITDA in 2005, or (5) achieving a validated valuation of at least a certain price in 2005. The board of directors determined that the revenue and EBITDA objectives were achieved at December 31, 2005 and vested the options on December 31, 2005, however the cash bonus was inadvertently not paid at the time when these criteria were satisfied. In late 2009, the outstanding bonus came to the attention of the Compensation Committee and the bonus was paid.

Long-Term Equity Incentives

Our stock option program is the primary vehicle for offering long-term incentives and rewarding our employees. Our equity incentive plans have been established to focus our employees, including executives, on efforts to ensure the long-term success of our company. In connection with the IPO reorganization, we will assume the equity plans of Prometheus Laboratories Inc. and the options and rights granted thereunder on a one-for-one basis and on the same terms and conditions.

We expect to continue to use stock options as a long-term incentive vehicle for our executives because:

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Stock options are performance based. Because all of the value received by the recipient of a stock option is based on the growth of the stock price, stock options enhance the executives’ incentives to increase our stock price and maximize stockholder value.

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Stock options help to provide a balance to the overall executive compensation program, as base salary and our annual performance bonus program focus on short-term compensation, while stock options reward executives for increases in stockholder value over the long term.

•	Stock options and their associated vesting period serve to attract and retain executives.

The size of awards is designed to reward past performance, encourage retention and create an incentive to meet our long-term objectives.

Equity target levels for our executives are set based on an evaluation of proxy statement and compensation survey data of the peer groups, as described above, and are intended to generally correspond to the 60th to 70th percentile of awards for such groups.

Initial Stock Option Awards

Historically, all employees have been awarded initial stock option grants upon joining us. The grants have an exercise price as determined by our Board of Directors equal to or above the fair value of our common stock on the grant date, and generally have a vesting schedule of 25% on the first anniversary of the grant date with monthly vesting ratably for the next thirty-six months. In most cases, stock options granted to employees have a maximum term of ten years. Unless an employee’s term of service is terminated due to disability or death, upon termination of employment any unexercised vested options will be forfeited at the end of three months or upon the 10-year expiration of the option, whichever is earlier.

The amount of the initial stock option award made to executives is determined based on each executive’s position and analysis of the competitive practices of companies of similar size to us. In addition, the Compensation Committee considers the number of options owned by our other comparably-situated executives. The initial stock option grants are intended to provide the executive with the incentive to build value in the organization over an extended period of time.

Ongoing Stock Option Awards

We do not automatically grant annual equity awards to our employees, including our executives. Occasionally stock option grants will be made to executive officers following a significant change in job responsibilities or to meet other special retention objectives. In determining the number of ongoing stock options to be granted to members of the executive team, the Compensation Committee considers the scope of each executive’s position, the ability to impact stockholder value, the individual’s historic and recent performance, the portion of unvested relative to vested options, the compensation equity among executives and the interaction of the compensation components in the structure of our executive compensation program.

In June 2009, our Board of Directors granted ongoing stock options to certain members of our executive team, again after considering the analysis and recommendation prepared by our compensation consultant and considering the factors mentioned above. Mr. Limber was granted 100,000 options, Mr. Spring was granted 50,000 options, Messrs. Rocca and Franzblau were each granted 30,000 options and Dr. Pan was granted 25,000 options.

In November 2009, our Board of Directors made an additional stock option grant to certain members of our executive team. The Board considered the relatively low unvested portion of some executive team members and sought to balance near-term reward with longer term retention through the delivery of additional stock options. Messrs. Franzblau and Spring were each awarded 50,000 options, and Mr. Rocca was awarded 45,000 options. The Compensation Committee also recommended, and the Board of Directors approved, a grant of 150,000 options to Mr. Limber, after considering his vested equity position.

Beginning in 2011, the process for reviewing eligibility for an annual option grant for all employees, including executives, will shift from the second quarter to the first quarter. This will be done to align the timing for all compensation-related decisions (merit, bonus and equity), with all being considered in the first quarter of the year. Accordingly, it is our intent that executives will not be eligible for consideration for additional stock options until the first quarter of 2011.

The exercise price for all options granted was equal to the fair market value for our common stock per share on the date of the grant.

As a privately-owned company, there has been no active market for our common stock. Accordingly, we have had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information.

Employment, Change in Control and Consulting Agreements

The Compensation Committee recognizes that executives, especially highly-ranked ones, often face challenges securing new employment following termination. We have entered into severance agreements with our executive officers that may require us to make certain payments and provide certain benefits to our executives in the event of an involuntary termination of employment. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary, bonus and health benefit continuation and accelerated vesting of equity awards. We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time following certain qualifying terminations.

As described below, Mr. Limber is eligible for severance in the event of an involuntary termination, without regard to whether such termination occurs following a change in control of our company, while our other executives are eligible for severance benefits only if an involuntary termination occurs within twelve months following a change in control. Mr. Limber is eligible for enhanced severance benefits in the event of an involuntary termination that occurs within twelve months following a change in control of our company. These change in control severance benefits are intended as a means reinforcing and encouraging the continued attention and dedication of our executives to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control. We believe that the interests of stockholders will be best served if the interests of our senior management are aligned with them, and providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of stockholders.

All of these agreements are intended to be competitive within our industry and among companies of our size and to attract highly qualified individuals and encourage them to remain with our company.

While these arrangements form an integral part of the total compensation provided to these individuals and are considered by the Compensation Committee when determining executive officer compensation, the decision to offer these benefits did not influence the Compensation Committee’s determinations concerning other direct compensation or benefit levels. In making the decision to extend these benefits, the Compensation Committee relied on the assurances of its compensation consultant that the programs are representative of market practices, both in terms of design and cost.

Effective as of October 26, 2007, we entered into an amended and restated employment agreement with Mr. Limber, our Chief Executive Officer. Pursuant to his employment agreement, if we terminate Mr. Limber’s employment without cause (as defined below) prior to a change in control or more than 12 months following a change in control (as defined below), Mr. Limber is entitled to the following payments: (1) his fully earned but unpaid base salary, through the date of termination at the rate then in effect; (2) his earned but unpaid accrued vacation; (3) a lump sum cash payment equivalent to eighteen months of his base salary; and (4) payment of, or reimbursement for, continuation of health benefits for a period of eighteen months following the date of his termination. In addition, if Mr. Limber’s employment is terminated by us without cause or if he resigns for good reason (as defined below) within 12 months following a change in control, he is entitled to the following payments: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect; (2) his earned but unpaid accrued vacation; (3) a lump sum cash payment equivalent to 24 months of his base salary; (4) two times the average of the actual bonuses paid to him in the last two full fiscal years preceding the date of his termination; (5) payment of, or reimbursement for, continuation of health benefits for a period of 24 months following the date of his termination (or, if earlier, the date on which the applicable continuation period under COBRA ends); and (6) the vesting and/or exercisability of any outstanding unvested portions of his stock awards (other than stock awards that vest on the basis of the achievement of performance objectives rather than the passage of time). The vesting and/or exercisability of any outstanding unvested portions of performance awards shall be accelerated with respect to the number which would have been vested on the date of termination if such performance awards had been subject to our standard time-based vesting schedule. The delivery of benefits as described above will be exchanged for an executed release agreement.

In November 2007, we entered into amended change in control agreements with all of our other executive officers (other than Mr. Spring, whose change in control agreement was entered into upon his hire in August 2008). Pursuant to these agreements, if the executive’s employment is terminated by us without cause or by the executive for good reason within 12 months following a change in control, the executive shall be entitled to receive the following payments: (1) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect; (2) his or her earned but unpaid vacation; (3) a lump sum cash payment equal to 12 months base salary; (4) the average of the actual bonuses paid to such executive in the last two full fiscal years preceding the date of termination; (5) payment of, or reimbursement for, continuation of health benefits for a period of 12 months following the date of termination; and (6) the vesting and/or exercisability of any outstanding unvested potions of stock awards (other then performance awards). The vesting and/or exercisability of any outstanding unvested portions of performance awards shall be accelerated with respect to the number which would have been vested on the date of termination if such performance awards had been subject to our standard time-based vesting schedule. The delivery of benefits as described above will be exchanged for an executed release agreement.

We believe this “double trigger” requirement in the change in control agreements (i.e., a change in control and termination of employment) maximizes stockholder value because it prevents an unintended incentive for management to resign in the event of a non-hostile change in control.

With respect to Mr. Limber’s employment agreement and the change in control agreements, “change in control” has the same meaning as is given to that term under our 2009 Equity Incentive Award Plan as described below under “—Employee Equity Incentive Plans—2009 Equity Incentive Award Plan.”

“Good reason” means the occurrence of any of the following events without an executive’s prior written consent: (1) a material diminution in the executive’s authority, duties or responsibilities; (2) a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive reports; (3) a material diminution in the executive’s base compensation, unless such a reduction is imposed across-the-board to our senior management of us; (4) a material change in the geographic location at which the executive must perform his or her duties (and we and the executive have agreed that any involuntary relocation of the executive’s principal place of business to a location more than fifty miles in any direction from our headquarters in San Diego, California would constitute a material change); or (5) any other action or inaction that constitutes a material breach by us or any successor or affiliate of our obligations to the executive under the agreement.

“Cause” means (1) an executive’s gross negligence or willful misconduct in the performance of his or her duties to us where such gross negligence or willful misconduct has resulted or is likely to result in material damage to us or our subsidiaries; (2) an executive’s willful and habitual neglect of or failure to perform his or her duties, which neglect or failure is not cured within thirty days after written notice thereof is received by the executive; (3) an executive’s commission of any act of fraud with respect to us that causes a material harm to our company or is intended to result in substantial personal enrichment; (4) an executive’s negligent or willful commission of any financial accounting impropriety in the performance of his or her duties to us; (5) an executive’s conviction of or plea of guilty or nolo contendere to felony criminal conduct; (6) an executive’s violation of our standard confidentiality and proprietary rights agreement or similar agreement that the executive has entered into with us; or (7) an executive’s material breach of any obligation or duty under his or her employment or change in control agreement or material violation of any written employment or other written policies that have previously been furnished to the executive, which breach or violation is not cured within thirty days after written notice thereof is received by the executive, if such breach or violation is capable of being cured.

Effective as of January 4, 2010, we entered into an employment transition agreement with Dr. Henry Pan, our former Executive Vice President and Chief Medical Officer. This agreement superseded Dr. Pan’s offer letter. Pursuant to this agreement, he provides non-executive consulting services to our company through September 30, 2010. Under the employment transition agreement, we are obligated to make bi-weekly severance payments to Dr. Pan commencing on January 4, 2010 and continuing through March 31, 2010, with payments for that period totaling $99,900. Dr. Pan will also receive continued health benefits at the company’s partial expense through July 31, 2010 and a management bonus for the fiscal 2009 year in the amount of $159,840 payable on January 31, 2010. In addition, during the consulting period, we will pay Dr. Pan a monthly retainer of $22,200 per month, plus reasonable out-of-pocket business expenses incurred in connection with the performance of his consulting services.

If Dr. Pan’s service to our company is terminated during the consulting period for any reason, Dr. Pan will receive all unpaid severance amounts described above and the management bonus. In addition, such number of Dr. Pan’s remaining unvested stock awards would vest on the date of such termination as would have vested during the consulting period had he continued to provide services through September 30, 2010.

Accounting and Tax Considerations

Effective January 1, 2006, Prometheus Laboratories Inc. adopted the FASB authoritative guidance for Stock Compensation. Under the guidance, we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The Compensation Committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of the FASB revised authoritative guidance for Stock Compensation with respect to stock option grants and other considerations. The Compensation Committee has not and does not presently expect to make any restricted stock awards.

Tax Deductibility of Executive Compensation

The Compensation Committee and our Board of Directors have considered the potential future effects of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance based. We have adopted a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m).

In approving the amount and form of compensation for our executive officers, the Compensation Committee will continue to consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m).

Benefits Programs

Welfare Benefits

We provide medical, dental and vision benefits to all full-time employees, including our executives. We also have a flexible benefits healthcare plan and a flexible benefits dependent care plan under which employees can set aside pre-tax funds, up to the maximum amounts prescribed by regulation, to pay for qualified healthcare expenses not reimbursed by insurance and qualified dependent care expenses. The same benefits are available to all employees, subject to applicable laws. We also provide to all full-time employees life, short-term and long-term disability insurance, employee assistance resource services and paid time off.

401(k) Plan

We have a 401(k) plan in which substantially all of our employees are entitled to participate. Our 401(k) plan is intended to qualify as a tax qualified plan under the Internal Revenue Code. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. For 2009, this amount is up to $16,500, with an additional $5,500 “catch-up” contribution available for employees fifty years of age and older. Employee contributions are held and invested by the plan’s trustee.

Our 401(k) plan also permits matching and discretionary contributions, subject to established limits and a vesting schedule. We provide a match of 100% of the amount of a participant’s salary deferral, to a maximum of 3% of the participant’s compensation for any payroll period as allowed by law. For 2009, the annual maximum matching contribution amount was $7,350. In addition, the Board of Directors approved an additional profit sharing contribution equal to 2% of each employee’s total eligible compensation for the 2009 plan year as a result of our strong performance in that year. All of our NEOs participated in the 401(k) plan and received matching funds for 2009.

Perquisites

We do not generally provide significant perquisites or personal benefits to our named executive officers. For 2009, we paid for the costs for a guest taken by Mr. Limber and Mr. Rocca on the annual recognition trip for our top sales representatives. We also paid for Mr. Spring’s moving expenses associated with relocation upon joining our company and for storage of household items for Mr. Limber. These amounts were grossed up for taxes. The company also reimbursed Mssrs. Limber, Pan, Rocca and Spring for expenses incurred for executive physicals. These benefits are set forth in the Summary Compensation Table below under the column entitled “All Other Compensation.”

Pension Benefits

We do not provide defined benefit pension arrangements, post-retirement health coverage or similar benefits for executives or employees.

Nonqualified Deferred Compensation

Other than to the extent awards under the 2009 Equity Incentive Award Plan or the 2000 Equity Incentive Award Plan constitute deferred compensation, we do not have any non-qualified defined contribution plans or other deferred compensation plans.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation that Prometheus Laboratories Inc. paid to our NEOs during the fiscal years ended December 31, 2007, 2008 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Joseph M. Limber(5)	2009	606,731	96,875	486,250	487,500	57,620	1,734,976
President and Chief Executive Officer	2008	519,462	—	334,113	315,000	107,461	1,276,036
	2007	476,481	—	1,246,494	360,000	14,564	2,097,539

Mark E. Spring(6)	2009	308,846	—	288,313	175,150	57,061	829,370
Senior Vice President, Finance and Chief Financial Officer	2008	96,923	—	63,195	59,300	47,199	266,616

Henry Y. Pan, M.D., Ph.D.(7)	2009	397,823	—	316,628	159,840	30,132	904,423
Executive Vice President and Chief Scientific and Medical Officer	2008	381,668	—	176,787	172,900	58,581	789,936
	2007	362,255	—	144,002	206,485	10,508	723,250

William Franzblau	2009	306,169	—	125,485	132,140	12,532	576,326
Vice President, Legal Affairs	2008	281,543	—	93,271	97,900	38,902	511,616
	2007	265,000	—	49,358	111,300	10,404	436,062

Fortunato R. Rocca	2009	301,562	—	144,272	130,387	17,105	593,326
General Manager, GI Products	2008	273,077	—	102,576	95,000	38,759	509,412
	2007	256,800	—	49,894	111,708	24,110	442,512

(1)	In December 2009, a cash payment of $96,875 was made to Mr. Limber based on the same criteria as the vesting of 250,000 performance options awarded to Mr. Limber in November 2004. The options vested 100% upon the first to occur of the following criteria: (1) an initial public offering of at least a certain defined price by June 30, 2006 (2) acquisition of products by December 31, 2005 with a total of $40 million or more in revenue over the twelve months following the acquisition (3) achieving $130 million in revenue in 2005 (4) achieving $40 million in EBITDA in 2005, or (5) achieving a validated valuation of at least a certain price in 2005. The board of directors determined that the revenue and EBITDA objectives were achieved at December 31, 2005 and vested the options on December 31, 2005, however the cash bonus was inadvertently not paid at the time when these criteria were satisfied. In late 2009, the outstanding bonus came to the attention of the Compensation Committee and the bonus was paid. No other discretionary bonuses were awarded for fiscal years 2007, 2008 or 2009.

(2)	Reflects compensation expense for stock option grants awarded in and prior to 2007, 2008 and 2009 recognized for financial reporting purposes (assuming no forfeitures) for the years ended December 31, 2007, 2008 and 2009. The fair value of the stock was calculated using a minimum pricing model for grants prior to 2006 and a Black-Scholes option-pricing model for grants in 2006, 2007, 2008 and 2009. For a discussion of the valuation assumptions, see Notes 1 and 10 to our consolidated financial statement for the year ended December 31, 2009 located elsewhere in this prospectus.

(3)	Reflects amounts that were earned under the Prometheus Laboratories Inc. Management Bonus Plan for 2007, 2008 and 2009 performance that were paid in January 2008, March 2009 and March 2010, respectively.

(4)	All Other Compensation includes the following for each NEO:

Named Executive Officer	Year	Vacation Payout ($) (b)	401(k) Match ($)	401(k) Profit Sharing Contribution ($)	Life Insurance ($)	Moving/ Storage ($)	Executive Physical ($)	Other ($) (a)	Total ($)
Joseph M. Limber	2009	37,500	7,350	4,900	462	1,808	2,511	3,089	57,620
	2008	94,586	6,900	2,300	385	—	—	2,540	106,711
	2007	—	6,750	3,375	498	—	—	3,941	14,564

Mark E. Spring	2009	—	7,350	4,900	286	42,025	2,500	—	57,061
	2008	—	2,908	969	72	43,250	—	—	47,199

Henry Y. Pan, M.D., Ph.D.	2009	15,369	7,350	4,900	367	—	2,146	—	30,132
	2008	49,085	6,900	2,300	296	—	—	—	58,581
	2007	—	6,750	3,375	383	—	—	—	10,508

William Franzblau	2009	—	7,350	4,900	282	—	—	—	12,532
	2008	29,484	6,900	2,300	218	—	—	—	38,902
	2007	—	6,750	3,375	279	—	—	—	10,404

Fortunato R. Rocca	2009	—	7,207	4,900	278	—	2,089	2,631	17,105
	2008	29,347	6,900	2,300	212	—	—	—	38,759
	2007	9,877	6,750	3,375	270	—	—	3,838	24,110

(a)	The payments identified in this column for Mr. Limber and Mr. Rocca are costs for a guest taken on a sales trip.
(b)	Represents payment for accrued but unused vacation received by the executive.

(5)	Mr. Limber served as Prometheus Laboratories Inc.’s Chief Financial Officer from December 2007 until August 2008.

(6)	Mr. Spring commenced his employment with Prometheus Laboratories Inc. on August 26, 2008. Amounts paid in 2008 reflect Mr. Spring’s compensation from that date through December 31, 2008.

(7)	Effective January 4, 2010, we entered into an employment transition agreement with Dr. Henry Pan, our Executive Vice President and Chief Scientific and Medical Officer. See “Compensation Discussion and Analysis—Elements of Executive Compensation—Employment and Change in Control and Consulting Agreements” above for a discussion of this agreement. Under the terms of the employment transition agreement Dr. Pan was paid a management bonus for the fiscal 2009 year, in an amount representing 100% of his target bonus (100% for each of the corporate and individual portions), in the amount of $159,840.

Descriptions of the material plans, agreements and factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table are set forth throughout this “Compensation Discussion and Analysis” section.

Grants of Plan-Based Awards

The following table sets forth summary information regarding grants of plan-based awards made by Prometheus Laboratories Inc. to our NEOs during the year ended December 31, 2009.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Option Awards ($)(4)(5)
Joseph M. Limber	6/18/2009	487,500	—	100,000	5.98	371,800
	11/19/2009	—	—	150,000	5.33	457,695

Mark E. Spring	6/18/2009	175,150	—	50,000	5.98	185,900
	11/19/2009	—	—	50,000	5.33	152,565

Henry Y. Pan, M.D., Ph.D.	6/18/2009	159,840	—	25,000	5.98	92,950

William Franzblau	6/18/2009	132,140	—	30,000	5.98	111,540
	11/19/2009	—	—	50,000	5.33	152,565

Fortunato R. Rocca	6/18/2009	130,387	—	30,000	5.98	111,540
	11/19/2009	—	—	45,000	5.33	137,309

(1)	This column sets forth the actual cash bonus earned under the Prometheus Laboratories Inc. 2009 Management Bonus Plan. For a description of our 2009 Management Bonus Plan, please see “Compensation Discussion and Analysis—Elements of Executive Compensation—Non-Equity Incentive Compensation” above.

(2)	As discussed in the Compensation Discussion and Analysis above, the Board of Directors determined the level of payment based on the achievement of objectives under the 2009 Management Bonus Plan. There are no specified minimum thresholds or maximums under the 2009 Management Bonus Plan.

(3)	Represents the fair market value of Prometheus Laboratories Inc. common stock as determined by our Board of Directors as of the date of grant.

(4)	Reflects the grant date fair value of stock options using a Black-Scholes option-pricing model (assuming no forfeitures). For a discussion of relevant assumptions, see Note 9 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(5)	25% of these options vest one year from the date of grant and the remaining options vest monthly over the next 36 months of continuous service.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards of Prometheus Laboratories Inc. held by each of the NEOs as of December 31, 2009.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
	Exercisable (#)		Unexercisable (#)
Joseph M. Limber	1,571,224		—		—	2.25	12/23/03	12/22/13
	83,399		41,601	(2)	—	2.75	11/15/06	11/14/16
	125,000	(3)	—		—	2.75	11/15/06	11/14/16
	181,249		118,751		—	5.23	7/17/07	7/16/17
	31,241		68,751		—	8.88	9/11/08	9/10/18
	—		100,000		—	5.98	6/18/09	6/17/09
	—		150,000		—	5.33	11/19/09	11/18/19

Mark E. Spring	62,499		137,501		—	8.88	9/11/08	9/10/18
	—		50,000		—	5.98	6/18/09	6/17/19
	—		50,000		—	5.33	11/19/09	11/18/19

Henry Y. Pan, M.D., Ph.D.	174,999		25,001		—	2.75	6/8/06	6/7/16
	50,000	(4)	—		—	2.75	6/8/06	6/7/16
	36,249		23,751		—	5.23	7/17/07	7/16/17
	14,166		25,834		—	8.28	7/10/08	7/9/18
	—		25,000		—	5.98	6/18/07	6/17/19

William Franzblau	40,000		—		—	2.50	11/2/04	11/1/14
	60,000		—		—	2.75	6/10/05	6/9/15
	26,249		3,751		—	2.75	6/8/06	6/7/16
	42,291		27,709		—	5.23	7/17/07	7/16/17
	10,624		19,376		—	8.28	7/10/08	7/9/18
	—		30,000		—	5.98	6/18/09	6/17/19
	—		50,000		—	5.33	11/19/09	11/18/19

Fortunato R. Rocca	100,000		—		—	2.75	9/9/05	9/8/15
	26,249		3,751		—	2.75	6/8/06	6/7/16
	48,333		31,667		—	5.23	7/17/07	7/16/17
	13,281		24,219		—	8.28	7/10/08	7/9/18
	—		30,000		—	5.98	6/18/09	6/17/19
	—		45,000		—	5.33	11/19/09	11/18/19

(1)	Unless otherwise indicated below, all options vest 25% one year from the date of grant and the remaining options vest on a monthly basis over the subsequent three-year period of continuous service and all options have a 10-year term from the date of grant.

(2)	This option vests beginning January 1, 2008 on a monthly basis over a three-year period of continuous service.

(3)	In November, 2006, Mr. Limber was awarded 125,000 performance-based options, which were tied to the achievement of certain liquidity events by December 31, 2007. At its November 2007 meeting, our Board of Directors reviewed progress against milestones and determined that the performance options would vest immediately, given the significant progress made with respect to this public offering.

(4)	These options vested upon the successful development of specific diagnostic products, on acquiring or licensing marketed or development-stage products and the completion of a specified clinical program. 10,000 options vested in 2007. The remaining 40,000 options vested in 2008.

Option Exercises and Stock Vested

The following table summarizes information regarding the stock options that were exercised during 2009 for each of our NEOs.

Option Awards
Name	Number of Shares Acquired On Exercise (#)		Value Realized on Exercise ($)
Joseph M. Limber	1,000	(1)	3,730	(2)
	250,000		707,500	(2)
Mark E. Spring	—		—
Henry Y. Pan, M.D., Ph.D.	—		—
William Franzblau	—		—
Fortunato R. Rocca	—		—

(1)	These shares were exercised by Mr. Limber of behalf of his former spouse pursuant to a domestic relations order.

(2)	Represents the difference between the fair value of the option shares on the exercise date and the option exercise price.

Potential Payments Upon Termination or Change in Control

The following table summarizes the potential payments to our NEOs (1) upon termination by us without cause prior to a change in control or more than 12 months following a change in control and (2) upon termination by us without cause or resignation for good reason within 12 months following a change in control. The table assumes that the termination of employment and change in control occurred on December 31, 2009. For a further description of severance and change in control benefits to which our NEOs may be entitled, see “—Employment, Change in Control and Consulting Agreements.”

Name	Benefit Type	Termination of Employment Without Cause ($)(10)		Involuntary Termination or Constructive Termination Within Twelve Months Following a Change in Control ($)
Joseph M. Limber	Base Salary	975,000	(1)	1,300,000	(2)
	Bonus	—		775,000	(3)
	Accrued Vacation(4)	60,722		60,722
	Benefits Payments	20,736	(5)	27,648	(6)
	Value of Equity Award Acceleration	—			(7)

Mark E. Spring	Base Salary	—		310,000	(8)
	Bonus	—		117,225	(9)
	Accrued Vacation(4)	15,068		15,068
	Benefits Payments	—		22,352	(6)
	Value of Equity Award Acceleration	—			(7)

Henry Y. Pan, M.D., Ph.D.	Base Salary	—		399,600	(8)
	Bonus	—		179,742	(9)
	Accrued Vacation(4)	40,816		40,816
	Benefits Payments	—		5,679	(6)
	Value of Equity Award Acceleration	—			(7)

William Franzblau	Base Salary	—		309,100	(8)
	Bonus	—		113,780	(9)
	Accrued Vacation(4)	35,666		35,666
	Benefits Payments	—		22,352	(6)
	Value of Equity Award Acceleration	—			(7)

Fortunato R. Rocca	Base Salary	—		305,000	(8)
	Bonus	—		112,365	(9)
	Accrued Vacation(4)	34,944		34,944
	Benefits Payments	—		22,201	(6)
	Value of Equity Award Acceleration	—			(7)

(1)	Represents 18 months of base salary as of December 31, 2009, to be paid in a lump sum upon termination.

(2)	Represents 24 months of base salary as of December 31, 2009, to be paid in a lump sum upon termination.

(3)	Represents two times the average of the actual bonuses earned in 2007, 2008 and 2009.

(4)	Represents accrued vacation that had not been taken as of December 31, 2009.

(5)	Amounts shown are equal to an aggregate of 18 months of payments for medical, dental and vision insurance.

(6)	Amounts shown for Mr. Limber are equal to an aggregate of 24 months of payments for medical, dental and vision insurance. With respect to the other NEOs, each such NEO would receive 12 months of payments for medical, dental and vision insurance.

(7)	Represents the value of those awards that would vest as a result of involuntary or constructive termination of employment by us within 12 months after the date of a change in control. The value of such awards is calculated using a value for our common stock of $ per share, the midpoint of the range set forth on the cover of this prospectus.

(8)	Represents 12 months of base salary as of December 31, 2009, to be paid in a lump sum upon termination.

(9)	Represents the average of the actual bonuses earned in 2007, 2008 and 2009.

(10)	Termination of employment without cause includes terminations both prior to a change in control or more than twelve months following a change in control.

Employee Equity Incentive Plans

2009 Equity Incentive Award Plan

Prometheus Laboratories Inc. recently adopted our 2009 Equity Incentive Award Plan, or the 2009 Plan. In connection with the IPO reorganization, Prometheus RxDx, Inc. will assume the 2009 Plan and all awards under the 2009 Plan on a one-for-one basis and on the same terms and conditions.

We initially reserved 2,400,000 shares of our common stock for issuance under the 2009 Plan. In addition, the number of shares initially reserved under the 2009 Plan will be increased by (1) the number of shares of common stock available for issuance and not subject to options granted under our 2000 Equity Incentive Award Plan, or the 2000 Plan, as of the effective date of the 2009 Plan, and (2) the number of shares of common stock related to options granted under our 2000 Plan that are repurchased, forfeited, expired or are cancelled on or after the effective date of the 2009 Plan. As of November 19, 2009, the effective date of the 2009 Plan, the number of shares described in clause (1) of the preceding sentence was 49,942 and that number of shares also became available for issuance under the 2009 Plan. The total number of shares described in clauses (1) and (2) of the preceding sentence shall not exceed 13,430,000 shares of our common stock. The 2009 Plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2009 Plan commencing on the first January 1 after the completion of this offering and on each January 1 thereafter during the ten-year term of the 2009 Plan. The annual increase in the number of shares shall be equal to the least of:

•	2% of our outstanding common stock on the applicable January 1;

•	1,500,000 shares; and

•	a lesser number of shares as determined by our Board of Directors.

The 2009 Plan also provides for an aggregate limit of 30,830,000 shares of common stock that may be issued under the 2009 Plan over the course of its ten-year term. The material terms of the 2009 Plan are summarized below. The 2009 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

As of December 31, 2009, options to purchase 9,375,429 shares of common stock were outstanding and unexercised and 20,866 shares of common stock remained available for grant under the 2000 Plan. As of December 31, 2009, the outstanding options were exercisable at a weighted average exercise price of approximately $4.51 per share.

Administration

The Compensation Committee of our Board of Directors administers the 2009 Plan (except with respect to any award granted to “independent directors” (as defined in the 2009 Plan), which must be administered by our full board of directors). Following the completion of this offering, to administer the 2009 Plan, our Compensation Committee must consist solely of at least two members of our Board of Directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2009 Plan, our Compensation Committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2009 Plan. Our Compensation Committee is also authorized to establish, adopt, amend or revise rules relating to administration of the 2009 Plan. Our Board of Directors may at any time revest in itself the authority to administer the 2009 Plan.

Eligibility

Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2009 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. As of February 28, 2010, there were eight non-employee directors and 472 employees eligible for awards under the 2009 Plan. The maximum number of shares that may be subject to awards granted under the 2009 Plan to any individual in any calendar year cannot exceed 2,400,000 and the maximum amount that may be paid to a participant in cash during any calendar year with respect to one or more cash based awards under the 2009 Plan is $2,000,000.

Awards

The 2009 Plan provides that our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock units, stock payments, deferred stock, performance bonus awards, performance-based awards, and other stock-based awards, or any combination thereof. Our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the par value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our Compensation Committee or our Board of Directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our Compensation Committee (or our Board of Directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our Compensation Committee (or our Board of Directors, in the case of awards to non-employee directors).

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Incentive stock options, or ISOs, will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2009 Plan provides that the exercise price must be more than 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

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Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our Compensation Committee (or our Board of Directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or on performance criteria established by our Compensation Committee (or our Board of Directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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SARs granted under the 2009 Plan typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the SAR. Except as required by Section 162(m) of the Internal Revenue Code with respect to SARs intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2009 Plan on the exercise of SARs or the amount of gain realizable therefrom. Our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

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Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

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Performance bonus awards may be granted by our Compensation Committee on an individual or group basis. Generally, these awards will be based upon the attainment of specific performance goals that are established by our Compensation Committee and relate to one or more performance criteria on a specified date or dates determined by our Compensation Committee. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code may be, but need not be, qualified performance-based compensation as described below and will be paid in cash.

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Stock payments may be authorized by our Compensation Committee (or our Board of Directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement, made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable to employees, consultants or members of our Board of Directors.

Qualified Performance-Based Compensation

Our Compensation Committee may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m) of the Internal Revenue Code, that are intended to be “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for “qualified performance-based compensation” for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: operating or other costs and expenses, improvements in expense levels, cash flow (including, but not limited to, operating cash flow and free cash flow), return on net assets, return on shareholders’ equity, return on sales, gross or net profit margin, working capital, net earnings (either before or after interest, taxes, depreciation and amortization), sales or revenue, net income (either before or after taxes), operating earnings, earnings per share of stock, price per share of stock, capital raised in financing transactions or other financing milestones, market recognition (including but not limited to awards and analyst ratings) and implementation, completion or attainment of objectively-determinable objectives relating to research, development, regulatory, commercial or strategic milestones or development cash flow (including, but not limited to, operating cash flow and free cash flow). These performance criteria may be measured in absolute terms or as compared to performance in an earlier period or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, our Compensation Committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the plan administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by us throughout the performance period to be eligible for a performance-based award for any period.

Corporate Transactions

In the event of a change in control where the acquirer does not assume awards granted under the 2009 Plan, awards issued under the 2009 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2009 Plan, a change in control is generally defined as:

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a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

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during any two-year period, individuals who, at the beginning of such period, constitute our Board of Directors together with any new director(s) whose election by our Board of Directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our Board of Directors;

•

our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) the sale, exchange or transfer of all or substantially all of our assets in any single transaction or series of transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction (1) which results in our voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into our voting securities or the voting securities of the person that, as a result of the transaction, controls us, directly or indirectly, or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business (we or such person being referred to as a successor entity)) directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and (2) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction.

Amendment and Termination of the 2009 Plan

Our Board of Directors or our Compensation Committee may terminate, amend or modify the 2009 Plan. However, stockholder approval of any amendment to the 2009 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2009 Plan that increases the number of shares available under the 2009 Plan. If not terminated earlier by our Compensation Committee or our Board of Directors, the 2009 Plan will terminate on the tenth anniversary of the date of its initial approval by our Board of Directors.

Repricing Permitted

Our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) shall have the authority, without the approval of our shareholders, to authorize the amendment of any outstanding award to reduce its price per share and to provide that an award will be canceled and replaced with the grant of an award having a lesser price per share. Our Compensation Committee (or the Board of Directors, in the case of awards to non-employee directors) will also have the authority, without the approval of our shareholders, to amend any outstanding award to increase the price per share or to cancel and replace an award with the grant of an award having a price per share that is greater than or equal to the price per share of the original award.

Securities Laws and Federal Income Taxes

The 2009 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws

The 2009 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2009 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

General Federal Tax Consequences

Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards and stock payments under the 2009 Plan are taxable under Section 83 of the Internal Revenue Code and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code provides certain requirements for non-qualified deferred compensation arrangements. Certain awards under the 2009 Plan are subject to the requirements of Section 409A, in form and in operation, such as restricted stock unit awards. We intend that all 2009 Plan awards that are subject to Section 409A will satisfy the requirements of Section 409A. However, if a 2009 Plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2009 Plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2009 Plan.

Section 162(m) Limitation

In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the 2009 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2009 Plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2009 Plan, or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2009 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We have attempted to structure the 2009 Plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel regarding this issue.

2000 Equity Incentive Award Plan

The 2000 Plan was initially adopted by Prometheus Laboratories Inc.’s Board of Directors in February 2000, and it was approved by shareholders in April 2000. As amended in February 2009, the 2000 Plan allows for up to a total of 13,430,000 shares of common stock to be issued under the 1997 Plan and 2000 Plan. As of December 31, 2009, 4,033,705 shares of common stock had been issued by us as a result of exercise of options, options to purchase 9,375,429 shares of common stock were outstanding and unexercised under the 2000 Plan and 20,866 shares of common stock remained available for grant under the 2000 Plan. As of December 31, 2009, the outstanding options were exercisable at a weighted average exercise price of approximately $4.51 per share under the 2000 Plan. No additional awards will be granted under the 2000 Plan. In connection with the IPO reorganization, we will assume the 2000 Plan and 2009 Plan and all outstanding awards under the 2000 Plan and 2009 Plan on a one-for-one basis and on the same terms and conditions.

The material terms of the 2000 Plan are summarized below. The 2000 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

The Compensation Committee of our Board of Directors administers the 2000 Plan. Subject to the terms and conditions of the 2000 Plan, our Compensation Committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2000 Plan. Our Compensation Committee is also authorized to establish, adopt, amend or rescind rules relating to administration of the 2000 Plan. Our Board of Directors may at any time abolish the Compensation Committee and revest in itself the authority to administer the 2000 Plan.

Eligibility

Options, stock bonuses and restricted stock under the 2000 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of our subsidiaries, if any. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs.

Awards

The 2000 Plan provides that our Compensation Committee may grant or issue stock options, stock bonuses and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award. Awards under the 2000 Plan generally vest over four years. Both ISOs and NQSOs may be granted under the 2000 Plan.

•

NQSOs provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 2000 Plan prior to the date of this offering, may be no less than 85% of the fair value of the common stock on the date of grant, and usually will become exercisable at the discretion of our Compensation Committee (or our Board of Directors, in the case of awards to non-employee directors), in one or more installments after the grant date, subject to the participant’s continued employment or service with us. NQSOs may be granted for a maximum 10-year term.

•	ISOs are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code as described above for the 2009 Plan.

Corporate Transaction

In the event of a corporate transaction where the acquirer does not assume awards granted under the 2000 Plan and does not substitute substantially similar awards for those outstanding under the 2000 Plan, awards issued under the 2000 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2000 Plan, a corporate transaction is generally defined as:

•	a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of our outstanding securities or assets;

•	a merger or consolidation of us with or into any other corporation or other entity or person where we are not the surviving company; or

•

a reverse merger of us with any other corporation or other entity or person where we are the surviving company, but where the shares of our common stock outstanding immediately prior to the merger are converted into other securities, cash or other property.

Change in Control and Termination Without Cause or Constructive Termination

During the period beginning one month before a change in control and ending 18 months after the date of such change in control, if the service of an award holder under the 2000 Plan terminates due to either an involuntary termination without cause or due to a constructive termination, that holder’s awards will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable.

A change in control under the 2000 Plan is generally defined as:

•	a sale of all or substantially all of our assets;

•	our dissolution or liquidation;

•

a merger or consolidation of us with or into any other corporation or other entity or person where we are not the surviving company and where ownership of the securities representing at least 50% of the voting securities entitled to vote for the election of directors has changed;

•	a reverse merger of us with any other corporation or other entity or person where we are the surviving company, but where the shares of our common stock outstanding immediately prior to the merger are converted into other securities, cash or other property, and where ownership of the securities representing at least 50% of the voting securities entitled to vote for the election of directors has changed;

•

the acquisition by any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities entitled to vote for the election of directors outstanding immediately after such acquisition; or

•

a change in the composition of our Board of Directors such that the directors who made up the Board of Directors as of the effective date of the 2000 Plan cease to constitute a majority of the Board of Directors, unless the election of such new director was approved by at least a majority of the directors who made up the Board of Directors as of the effective date of the 2000 Plan.

Amendment of the 2000 Plan

Our Board of Directors may amend or modify the 2000 Plan. However, stockholder approval of any amendment to the 2000 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule. No additional awards will be granted under the 2000 Plan.

Securities Laws and Federal Income Taxes

The 2000 Plan is designed to comply with various securities laws in the same manner as described above in the description of the 2009 Plan under the heading “Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2000 Plan are the same as those described above in the description of the 2009 Plan under the heading “Securities Laws and Federal Income Taxes—General Federal Tax Consequences.”

2009 Employee Stock Purchase Plan

In connection with the completion of this offering, Prometheus RxDx, Inc. will be adopting the 2009 Employee Stock Purchase Plan, the implementation of which will be in the discretion of our Board of Directors. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock with accumulated payroll deductions. The Purchase Plan will become effective on the day immediately prior to the consummation of this offering and will have a ten-year term.

We plan to initially reserve a total of 600,000 shares of our common stock for issuance under the Purchase Plan. The Purchase Plan will contain an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the Purchase Plan on January 1 of each year during the ten-year term of the Purchase Plan. The annual increase shall be equal to the least of:

•	1% of our outstanding common stock on the applicable January 1;

•	750,000 shares; and

•	a lesser amount determined by our Board of Directors.

The Purchase Plan also provides for an aggregate limit of 8,100,000 shares of common stock which may be issued under the Purchase Plan over the course of its ten-year term. The material terms of the Purchase Plan are summarized below. The Purchase Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

Stock will be offered under the Purchase Plan during “offering periods.” The length of the offering periods under the Purchase Plan will be determined by our Compensation Committee and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each “purchase date” during an offering period. The purchase dates will be the last day in each offering period. Offering periods under the Purchase Plan will commence when determined by our Compensation Committee. Our Compensation Committee may change the frequency and duration of offering periods under the Purchase Plan.

Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period to the extent such individual does not, immediately after any rights under the Purchase Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other stock or of our parent or a subsidiary. As of February 28, 2010, all 472 of our employees would have been eligible to participate in the Purchase Plan if it were in effect.

An eligible employee will participate in the Purchase Plan through payroll deductions. An employee may elect payroll deductions in any whole percentage of base compensation (up to a limit of 20%). The employee’s cumulative payroll deductions (without interest) will be used to purchase shares of our common stock on each purchase date, unless the employee elects to withdraw his or her payroll deductions prior to the end of the period. The purchase price per share will be established by our Compensation Committee for each offering period but will not be less than 85% of the fair market value per share on the first day of the offering period or, if lower, 85% of the fair market value per share on the purchase date. In each calendar year, no employee is permitted to purchase more than $25,000 worth of shares at the fair market value determined as of the first day of the offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the Purchase Plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction.

The Purchase Plan will terminate no later than the tenth anniversary of the Purchase Plan’s initial adoption by our Board of Directors.

Securities Laws and Federal Income Taxes

The Purchase Plan is designed to comply with various securities and federal income tax laws in the same manner as described above in the description of the 2009 Plan under the heading “Securities Laws and Federal Income Taxes.”

Director Compensation

We compensate non-employee members of the Board of Directors through a mixture of cash and equity-based compensation. Directors who are also employees do not receive cash or equity compensation for service on the Board of Directors in addition to compensation payable for their service as our employees.

Our Board of Directors reviews the level of compensation of our non-employee directors periodically to ensure that total remuneration remains competitive. We have historically obtained data from a number of sources, including publicly available data describing director compensation in peer companies and survey data collected by management. Peer companies reviewed are the same as those reviewed when determining executive compensation. In 2007, we also enlisted the help of Compensia to collect additional data.

In 2007, 2008 and 2009, each non-employee director received an annual retainer of $12,000 and the Chairman of the Board of Directors received $22,000. Additional retainers were paid for membership on the Board of Director’s committees. Members of the Audit Committee received an annual retainer of $5,000 while the Audit Committee chair received $7,500. Members of the Compensation Committee received an annual retainer of $2,500 while the Compensation Committee chair received $5,000.

Directors receive $2,500 per Board of Directors meeting attended in person. The non-employee members of our Board of Directors are also reimbursed for travel, lodging and other reasonable expenses incurred in attending Board of Directors or committee meetings.

In addition to the annual retainers, non-employee directors are generally granted, upon their initial election to our Board of Directors, non-statutory stock options to purchase 30,000 shares of common stock that vest monthly over a four-year period. An additional 15,000 options for Board of Directors members, and 20,000 options for the Chairman, are granted annually, on July 1 or the closest business day following July 1 of each calendar year.

Following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $20,000 for each non-employee director. We will also pay an additional annual retainer of $10,000 to the Chairman of our Board of Directors, $15,000 to the Chair of our Audit Committee, $8,000 to the Chair of our Compensation Committee, and $5,000 to the Chair of our Nominating/ Corporate Governance Committee. We will also pay an additional $8,000 per year to members of the Audit Committee, an additional $4,000 per year to members of our Compensation Committee and an additional $2,500 per year to members of our Nominating/Governance Committee. Members of our Board of Directors will be paid $2,000 for each meeting attended in person and $750 for each telephonic meeting attended. The Compensation Committee members will also be paid $250 for each monthly phone meeting attended. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors.

Following the completion of this offering, any non-employee director who is first elected or appointed to our Board of Directors will be granted an option to purchase 30,000 shares of our common stock on the date of his or her initial election or appointment to the Board of Directors. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant. In addition, on the date of each annual meeting of our stockholders following this offering, each non-employee director will be eligible to receive an option to purchase 15,000 shares of common stock (20,000 for the Chairman of our Board of Directors).

The initial options granted to non-employee directors described above will vest over 3 years in 36 equal monthly installments, subject to the director’s continuing service on our Board of Directors on those dates. The annual options granted to non-employee directors described above will vest over one year in 12 equal monthly installments, subject to the director’s continuing service on our Board of Directors on those dates. The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under “Employee Equity Incentive Plans—2009 Equity Incentive Award Plan.”

Summary Director Compensation

The following table summarizes cash and stock compensation received by the non-employee directors of Prometheus Laboratories Inc. for 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)		Total ($)
Timothy R. G. Sear	37,000	95,379	—		132,379
Rolf Classon	22,000	71,537	—		95,537
David Durkin(3)	19,500	71,537	—		91,037
Kathleen LaPorte(4)	27,000	71,537	—		98,537
Jean-Pierre Millon	27,000	71,537	—		98,537
Adele C. Oliva(5)	24,500	71,537	—		96,037
Stephan R. Targan, M.D.	19,500	71,537	1,625	(6)	92,662
Robert S. Whitehead	19,500	71,537	—		91,037

(1)	Represents compensation expense for stock option grants awarded in and prior to 2009, recognized for financial reporting purposes (assuming no forfeitures) for the years ended December 31, 2009. For a discussion of the valuation assumptions, see Notes 1 and 10 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Vested and nonvested options outstanding as of December 31, 2009 and the grant date fair value of the options awarded in 2009 were:

	Shares Underlying Options Outstanding At December 31, 2009 (#)	Grant Date Fair Value for Options Awarded in 2009 ($)
Timothy R. G. Sear	80,000	72,160
Rolf Classon	100,000	54,120
David Durkin	90,000	54,120
Kathleen LaPorte	90,000	54,120
Jean-Pierre Millon	180,000	54,120
Adele C. Oliva	90,000	54,120
Stephan R. Targan, M.D.	95,000	54,120
Robert S. Whitehead	115,000	54,120

(3)	All fees earned by Mr. Durkin are paid directly to DLJ Merchant Banking III, Inc. The underlying shares or economic value of all options granted to Mr. Durkin is also to be remitted by Mr. Durkin to Credit Suisse Private Equity, Inc., the parent of DLJ Merchant Banking III, Inc.

(4)	The underlying shares or economic value of all options granted to Ms. LaPorte is to be remitted by Ms. LaPorte to New Leaf Venture Partners, L.L.C.

(5)	All fees earned by Ms. Oliva are paid directly to Apax Partners, LP. In addition, Ms. Oliva must remit the underlying shares or economic value of all options granted to Apax Partners, LP.

(6)	Amounts shown reflect consulting fees paid to Dr. Targan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock (on an as-converted basis) at February 28, 2010 as adjusted to reflect the consummation of the IPO reorganization and the sale of the shares of common stock in this offering, for:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Prometheus RxDx, Inc., 9410 Carroll Park Drive, San Diego, CA 92121. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us by the stockholders, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of capital stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership prior to this offering on 44,844,421 shares of Prometheus Laboratories Inc. common stock outstanding on February 28, 2010, which assumes the conversion of all outstanding shares of Prometheus Laboratories Inc. preferred stock into common stock prior to the completion of this offering. The following table assumes no exercise of the underwriters’ option to purchase additional shares.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Being Sold	Shares Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
5% or Greater Stockholders:
DLJ Merchant Banking Partners III, L.P. and affiliated entities(1)(2)	8,887,240	19.8%
DLJ Merchant Banking Partners III, L.P. One Madison Avenue, 11th Floor New York, NY 10010

Funds affiliated with Split Rock Partners, LLC(3) 10400 Viking Drive, Suite 550 Minneapolis, MN 55344	7,221,045	16.1%

Sprout Capital VII, L.P. and affiliated entities(2)(4) c/o New Leaf Venture Partners, L.L.C. 2500 Sand Hill Road, No. 203 Menlo Park, CA 94025	5,189,268	11.6%

Funds affiliated with Apax Partners(5) 153 East 53rd Street, 53rd Floor New York, NY 10022	4,560,266	10.2%

Funds affiliated with or managed by Pamlico Capital(6) 301 S. College Street, 12th Floor Charlotte, NC 28202	4,560,265	10.2%

Funds affiliated with Brentwood Venture Capital(7) 11150 Santa Monica Boulevard, Suite 1200 Los Angeles, CA 90025	3,113,561	6.9%

Directors and Executive Officers:
Joseph M. Limber(8)	2,467,132	5.3%
Henry Y. Pan, M.D., Ph.D.(9)	300,414	*
Mark E. Spring(10)	79,166	*
William Franzblau(11)	189,997	*
Fortunato R. Rocca(12)	200,154	*
Timothy R.G. Sear(13)	173,743	*
Rolf A. Classon(14)	95,307	*
David A. Durkin(15)	85,307	*
Kathleen D. LaPorte(16)	5,274,575	11.7%
Jean-Pierre Millon(17)	175,307	*
Adele C. Oliva(18)	85,307	*
Stephan R. Targan, M.D.(19)	690,307	1.5%
Robert S. Whitehead(20)	110,307	*
Executive officers and directors as a group (15 persons)(21)	10,083,793	20.8%
Other Selling Stockholders:

(1)

Includes 6,180,655 shares of common stock held by DLJ Merchant Banking Partners III, L.P., 432,429 shares of common stock held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., 52,717 shares of common stock held by DLJ MB Partners III GmbH & Co. KG, 111,545 shares of common stock held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partners of DLJ Offshore Partners III-1, C.V., 79,457 shares of common stock held by DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partners of DLJ Offshore Partners III-2, C.V., 2,019,970 shares of common stock held by MBP III Plan Investors, L.P. and 10,467 shares of common stock held by Millennium Partners II, LP. Voting and investment control over the shares held by the foregoing entities are exercised by an investment committee of DLJ Merchant Banking III, L.P. The composition of the investment committee may change from time to time, but is currently comprised of eight individuals. Such individuals disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest therein.

(2)	These entities are affiliates of Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629. of these shares are subject to a voting trust agreement. The trustee of the voting trust is Wells Fargo Bank, N.A. and its address is . These entities disclaim beneficial ownership of the shares subject to the voting trust over which they lack dispositive control. See “Description of Capital Stock—Voting Trust Agreement” for more information regarding this agreement.

(3)	Includes 6,045,025 shares of common stock held by SPVC V, LLC, 643,989 shares of common stock held by SPVC VI, LLC, 500,000 shares of common stock held by Windamere, LLC and 32,031 shares of common stock held by Windamere II, LLC. Split Rock Partners, LLC, together with Vesbridge Partners, LLC, is the manager of SPVC V, LLC and SPVC VI, LLC, however voting and investment power is delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has delegated voting and investment decisions to four managing directors, Michael Gorman, James Simons, David Stassen and Allan Will, who require a two-thirds vote to act. Split Rock Partners, LLC has also appointed a majority of the members of the board of directors of Windamere, LLC and Windamere II, LLC. Voting and investment power over shares held by each of the named funds above may be deemed to be shared with each of the managing directors and Split Rock Partners, LLC due to the affiliate relationship described above. Each of the managing directors and Split Rock Partners, LLC disclaims any beneficial ownership of the shares, except to the extent of any pecuniary interest therein.

(4)	Includes 4,709,873 shares of common stock held by Sprout Capital VII, L.P., 64,254 shares of common stock held by Sprout CEO Fund, L.P., 69,017 shares of common stock held by DLJ Capital Corp., 325,286 shares of common stock held by DLJ ESC II, LP and 20,838 shares of common stock held by Sprout IX Plan Investors, L.P. Voting and investment decisions of Sprout Capital VII, L.P. and affiliated entities, or the Sprout Group, are made by the Sprout Investment Committee of the Sprout Group, a division of Credit Suisse Private Equity, Inc. The Sprout Investment Committee consists of Nicole Arnaboldi, Philippe Chambon, Robert Finzi, Janet Hickey and Kathleen LaPorte. No one individual controls investment decisions of the Sprout Funds.

(5)	Includes 4,505,542 shares of common stock held by APA Excelsior V, L.P. and 54,724 shares of common stock held by Patricof Private Investment Club II, LP. Apax Managers, Inc. is the general partner of APA Excelsior V Partners, L.P. APA Excelsior V Partners, L.P. is the general partner of APA Excelsior V, L.P. and Patricof Private Investment Club II, LP. Apax Managers, Inc. is an affiliate of Apax Partners, LP. Each of the directors of Apax Managers, Inc. and Apax Partners, LP may be deemed to be beneficial owners of the shares held by these funds; however, each of such directors disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Voting and investment control over the shares held by APA Excelsior V, L.P. and Patricof Private Investment Club II, LP is jointly held by John Megrue and Peter Jeton, the Chief Executive Officer and Chief Operating Officer, respectively, of Apax Managers, Inc. Messrs. Megrue and Jeton disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(6)	Includes 4,388,836 shares of common stock held by Pamlico Capital I, L.P. and 171,429 shares of common stock held by Wachovia Capital Partners, Inc. Frederick W. Eubank, II, L. Watts Hamrick, III and Scott B. Perper are the managers of Pamlico Capital GP I, LLC, the general partner of Pamlico Capital I, L.P., and share voting and dispositive power over the shares of common stock held by Pamlico Capital I, L.P. Pamlico Capital Management, LP, as attorney-in-fact for Wachovia Capital Partners, Inc., has voting and dispositive power over the shares of common stock held by Wachovia Capital Partners, Inc. Messrs. Eubank, Hamrick and Perper are the directors of Pamlico Holdings, Inc., the general partner of Pamlico Capital Management, LP, and share voting and dispositive power over the shares of common stock held by Wachovia Capital Partners, Inc. Messrs. Eubank, Hamrick and Perper each disclaim beneficial ownership of the shares of common stock held by Pamlico Capital I, L.P. and Wachovia Capital Partners, Inc., except to the extent of any direct pecuniary interest therein.

(7)	Includes 124,543 shares of common stock held by Brentwood Affiliates Fund II, L.P. and 2,989,018 shares of common stock held by Brentwood Associates VIII, L.P. Voting and investment power over shares held by Brentwood Affiliates Fund II, L.P. and Brentwood Associates VIII, L.P. is held by Brentwood VIII Ventures, LLC, the sole general partner of each entity.

(8)	Includes options to purchase 2,039,356 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(9)

Includes options to purchase 300,414 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010. Effective January 4, 2010, we entered into an employment transition agreement with Dr. Henry Pan. See “Compensation Discussion and Analysis—Elements of Executive Compensation—

Employment, Change in Control and Consulting Agreements” above for a discussion of this agreement. Effective as of January 4, 2010, we entered into an employment transition agreement with Dr. Henry Pan, pursuant to which he ceased to be our Executive Vice President and Chief Medical Officer. Pursuant to this agreement, he provides non-executive consulting services to us through September 30, 2010.

(10)	Includes options to purchase 79,166 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(11)	Includes options to purchase 189,997 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(12)	Includes options to purchase 200,154 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(13)	Includes options to purchase 73,743 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(14)	Includes options to purchase 95,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(15)	Does not include shares beneficially owned by DLJ Merchant Banking Partners III, L.P. and its affiliated entities. Mr. Durkin is a Partner of Avista Capital Management. Through an arrangement with an affiliate of Avista Capital Management, Mr. Durkin serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. Mr. Durkin disclaims beneficial ownership of shares beneficially owned by DLJ Merchant Banking Partners III, L.P. and its affiliated entities. Includes options to purchase 85,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010. The underlying shares or economic value of such options is to be remitted by Mr. Durkin to Credit Suisse Private Equity, Inc., the parent of DLJ Merchant Banking III, Inc.

(16)	Ms. LaPorte is a Managing Director of New Leaf Venture Partners, L.L.C., or New Leaf, which has entered into a sub-management agreement with DLJ Capital Corporation whereby New Leaf provides investment management services on the various investments held by Sprout Capital VII, L.P. and affiliated entities, or the Sprout Group. Decisions on such investments rest in the Sprout Investment Committee, of which Ms. LaPorte is one of the five members. As a result, Ms. LaPorte may be deemed to beneficially own the shares of common stock held by the Sprout Group. Ms. LaPorte disclaims beneficial ownership of the shares held by the Sprout Group, except to the extent of her direct pecuniary interest therein. Includes options to purchase 85,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(17)	Includes options to purchase 175,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(18)	Does not include shares beneficially owned by funds affiliated with Apax Partners, LP. Ms. Oliva served with Apax Partners, LP from 1997 to 2007, including as a Partner from 2000 to June 2007. Ms. Oliva disclaims beneficial ownership of these shares except to the extent of her direct pecuniary interest therein. Includes options to purchase 85,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(19)	Dr. Targan’s shares are held by SJT Family Investments, LLP, of which Dr. Targan is the principal. Dr. Targan has voting and investment power over these shares. Includes options to purchase 90,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(20)	Includes options to purchase 110,307 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

(21)	Includes options to purchase 3,755,475 shares of common stock that will be vested and fully exercisable within 60 days of February 28, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2007, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock (on an as-converted basis) or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders. Although we have had no formal written policy in the past, as of the date of completion of this offering, our written policy will require that any transaction with a related party required to be reported under applicable SEC rules, other than compensation-related matters, be reviewed and approved by our Audit Committee. We will not adopt written procedures for review of, or standards for approval of, these transactions, but instead we intend to review such transactions on a case by case basis. In addition, our Compensation Committee will approve all compensation-related policies.

IPO Reorganization

We were incorporated in Delaware in June 2009 and are a wholly-owned subsidiary of Prometheus Laboratories Inc. We do not have any operations. Prometheus Laboratories Inc. is undertaking a reorganization in connection with this offering as a result of which we will become a holding company for Prometheus Laboratories Holdings, Inc., which will in turn be a holding company for Prometheus Laboratories Inc. All 35,415,856 outstanding shares of preferred stock of Prometheus Laboratories Inc. will automatically convert into 35,415,856 shares of common stock at the close of business of the day immediately prior to the completion of this offering. Following the automatic conversion of Prometheus Laboratories Inc.’s preferred stock, but prior to the completion of this offering, Prometheus Laboratories Inc. will be merged with our subsidiary, Prometheus California Inc., with Prometheus Laboratories Inc. surviving the merger and continuing as our operating subsidiary.

At the effective time of the merger, the then outstanding and converted shares, options to purchase shares and warrants to purchase shares of common stock of Prometheus Laboratories Inc., will, by virtue of the merger and without any further action by the holders of those shares, options or warrants, or any further action by any other person, be converted, as described below, into the right to receive fully paid and non-assessable shares, options to purchase shares and warrants to purchase shares of our common stock. In addition, at the effective time of the merger, the then outstanding shares of our common stock, all of which are currently held by Prometheus Laboratories Inc., will, by virtue of the merger and without further action by the holder of those shares or by any other person, be canceled and returned to the status of authorized but unissued shares. In connection with the merger, we will also assume the equity plans, including all outstanding options or rights thereunder, and warrants of Prometheus Laboratories Inc.

The rate of conversion of the capital stock of Prometheus Laboratories Inc. into our capital stock will be one share of common stock of Prometheus Laboratories Inc. for each share of our common stock. Each outstanding option and warrant to purchase shares of common stock of Prometheus Laboratories Inc. will become an option and a warrant, respectively, to purchase the same number of shares of our common stock on the same terms and conditions. No actual shares of the common stock of Prometheus Laboratories Inc. or options or warrants to purchase shares of the common stock of Prometheus Laboratories Inc. will be exchanged for our securities; instead, securities of Prometheus Laboratories Inc. will be converted into similar, respective securities of us, as described in the preceding paragraph.

Our ownership and corporate structure upon completion of the reorganization and this offering will be as set forth in the following chart:

Registration Rights Agreement

Prometheus Laboratories Inc. entered into a Registration Rights Agreement with certain holders of its securities on April 30, 2001. Each holder of more than 5% of its common stock (on an as-converted basis), including funds affiliated with DLJ Merchant Banking Partners III, L.P., funds affiliated with Split Rock Partners, LLC, funds affiliated with Sprout Capital VII, L.P., funds affiliated with Apax Partners, funds affiliated with or managed by Pamlico Capital and funds affiliated with Brentwood Venture Capital, is a party to this agreement. These registration rights will be assumed by us effective upon completion of this offering and will terminate on April 30, 2011. In addition, these rights will terminate for any particular stockholder with registration rights, if such stockholder holds less than 1% of our outstanding common stock and less than 100,000 shares of our common stock, in each case including common stock issuable upon the conversion of preferred stock. See “Description of Capital Stock—Registration Rights” for additional information.

Amended and Restated Shareholders’ Agreement

Pursuant to an amended and restated shareholders’ agreement, and the voting agreement contained therein, originally entered into on April 30, 2001 by and among Prometheus Laboratories Inc. and certain of its shareholders and warrant holders, the following directors were each elected to serve as members of its Board of Directors under such shareholders’ agreement: Mr. Classon, Ms. LaPorte, Ms. Oliva and Mr. Durkin. These directors have also been appointed to our Board of Directors, continue to serve as of the date of this prospectus and will continue to serve until their successors are duly elected by holders of our common stock. The amended and restated shareholders’ agreement, and the voting agreement contained therein, will be assumed by us and terminate effective upon completion of this offering.

Employment, Change in Control and Consulting Agreements

As of the date of this prospectus, we have entered into employment, change in control or consulting agreements with each of our executive officers. For further information, see “Compensation Discussion and Analysis—Elements of Executive Compensation—Employment, Change in Control and Consulting Agreements.”

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 102 of the Delaware General Corporation Law, our certificate of incorporation and bylaws limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter liability under the federal securities laws and do not affect the availability of equitable remedies such as injunction or rescission. As permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation and bylaws authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

We have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which any of them is seeking indemnification from us, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Personal Services Agreement with Stephan R. Targan, M.D.

Prometheus Laboratories Inc. is a party to a personal services agreement, dated as of June 15, 2009, with Stephan R. Targan, M.D., one of our directors and founders. Under the terms of the agreement, Dr. Targan provides consulting services and accepts speaking engagements on its behalf. For his services under this agreement, Dr. Targan is paid a fair value for his services, not to exceed an aggregate total of $30,000. We previously entered into one-year personal services agreements with Dr. Targan on each of June 1, 2005, June 1,

2006, June 1, 2007 and June 1, 2008 on similar terms. Amounts paid to Dr. Targan pursuant to personal services agreements in 2006, 2007, 2008 and 2009 were $23,125, $11,700 and $1,625, respectively. The current contract expires on July 14, 2010 and, prior to its expiration, we expect to enter into a new personal services agreement with Dr. Targan on substantially the same terms.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock and our certificate of incorporation and bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

On February 28, 2010, there were 9,428,565 shares of Prometheus Laboratories Inc. common stock outstanding, held of record by 198 shareholders. This amount excludes the outstanding shares of Prometheus Laboratories Inc. preferred stock as of February 28, 2010 which will convert into 35,415,856 shares of Prometheus Laboratories Inc. common stock in connection with the IPO reorganization. As discussed above, prior to the completion of this offering, all outstanding shares of Prometheus Laboratories Inc. common stock will be converted into the right to receive shares of our common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—IPO Reorganization.” After this offering, there will be              shares of our common stock outstanding or              shares if the underwriters exercise their option to purchase additional shares in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors at its discretion out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior distribution rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

On February 28, 2010, there were 35,415,856 shares of Prometheus Laboratories Inc. preferred stock outstanding, held of record by 41 shareholders. These shares of preferred stock will automatically convert to shares of Prometheus Laboratories Inc. common stock in connection with the completion of a qualified initial public offering and in connection with the IPO reorganization will be converted into the right to receive shares of our common stock on a one-for-one basis. Accordingly, upon the completion of this offering, all outstanding shares of preferred stock as of February 28, 2010 will automatically convert into 35,415,856 shares of our common stock.

As of the date of this prospectus, we had no shares of preferred stock outstanding.

Following the offering, our Board of Directors will have the authority, without any action by the shareholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, liquidation preferences, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings available for distribution as dividends to holders of common stock, decrease the amount of assets available for distribution to holders of our common stock upon our liquidation, dissolution or winding up, adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in our best interests, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. We have no present intention to issue any shares of preferred stock.

Warrants

In conjunction with the issuance of its senior notes in April 2001, Prometheus Laboratories Inc. issued redeemable warrants to purchase 4,466,224 shares of its common stock, or the senior note warrants. In July 2007, it was required to repurchase senior note warrants to purchase 521,059 shares of common stock for an aggregate of $2.7 million. In April 2008, holders of its senior note warrants put to Prometheus Laboratories Inc. warrants to purchase 2,568,079 shares of common stock for an aggregate purchase price of $23.3 million, and were issued a net of 1,375,568 shares of common stock pursuant to the automatic cashless exercise of the remaining senior note warrants to purchase 1,377,086 shares of common stock.

As of February 28, 2010, Prometheus Laboratories Inc. had outstanding warrants to purchase up to an aggregate of 21,429 shares of its common stock and warrants to purchase an aggregate of 417,942 shares of its preferred stock. All outstanding warrants to purchase preferred stock will convert to warrants to purchase our common stock in connection with the completion of this offering. See “Certain Relationships and Related Party Transactions—IPO Reorganization.” All warrants outstanding are immediately exercisable at an exercise price of $1.75 per share. Of these warrants, the warrants to purchase 21,429 shares of common stock expire three years after the date of this offering and the remaining warrants to purchase 417,942 shares of preferred stock expire five years after the date of this offering.

Voting Trust Agreement

Before completion of this offering, certain affiliates of Credit Suisse Securities (USA) LLC will enter into a voting trust agreement with Wells Fargo Bank, N.A., an independent trustee, pursuant to which             shares of our common stock, representing approximately     % of our common stock then outstanding, will be deposited into a voting trust and will thereafter be voted by the voting trustee in accordance with the voting trust agreement. Subject to specified exceptions, the voting trust agreement also requires Credit Suisse Securities (USA) LLC and its affiliates to deliver to the trustee, and make subject to the voting trust agreement, any shares of our common stock owned by it or its affiliates that would cause the aggregate shares of our common stock held by them to exceed 5% of our common stock then outstanding. Credit Suisse Securities (USA) LLC and certain of its affiliates will enter into the voting trust agreement so that Credit Suisse Securities (USA) LLC and its affiliates will not have voting control of Prometheus for purposes of the federal securities laws.

The voting trust agreement requires that the trustee cause the shares subject to the voting trust to be represented at all stockholder meetings for purposes of determining a quorum, but the trustee is not required to vote the shares on any matter. If the trustee votes the trust shares on any matter subject to a stockholder vote, including proposals involving the election of directors, change in control and other significant corporate transactions, the shares will be voted in the same proportion as votes cast “for” or “against” those proposals by our other stockholders.

The affiliates of Credit Suisse Securities (USA) LLC that will become parties to the voting trust agreement are also parties to an agreement with us that entitle them to specified rights relating to the registration of their shares for public resale. See “—Registration Rights” for more information regarding these registration rights. Holders of the shares of our common stock subject to the voting trust agreement will retain their registration rights and their rights to sell the shares of our common stock that are subject to the voting trust. The voting trust permits transfer of shares into the market in accordance with securities laws but contains restrictions on private transfers. The holders will also retain the right to receive any dividends or distributions that we may pay on our common stock.

The voting trust agreement will terminate upon:

•	the tenth anniversary of the agreement;

•

the written election of a certain affiliate of Credit Suisse Securities (USA) LLC or the holders of the majority of the shares of common stock subject to the voting trust agreement and the satisfaction of specified requirements, including immediately after giving effect to such termination, Credit Suisse Securities (USA) LLC and its affiliates will not be affiliates of us within the meaning of Rule 144 of the Securities Act; or

•	the transfer of all of the shares of common stock subject to the voting trust agreement out of the voting trust as permitted thereunder.

Registration Rights

After this offering, the holders of approximately             shares of common stock and the holders of warrants to purchase 21,429 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between Prometheus Laboratories Inc. and the holders of the registrable securities, which will be assumed by us effective upon completion of this offering, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and are entitled to include their shares of registrable securities in our registration. Certain of these holders are also entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two such registrations. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as such holders propose to sell at least $500,000 of registrable securities. These registration rights will continue following this offering and will terminate on April 30, 2011. In addition, these rights will terminate for any particular stockholder with registration rights, if such stockholder holds less than 1% of our outstanding common stock and less than 100,000 shares of our common stock, in each case including common stock issuable upon the conversion of preferred stock.

All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws could make the following transactions more difficult: acquisition of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the chairman of our Board of Directors, our president or by a majority of the members of our Board of Directors;

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Such provisions may preclude stockholders from bringing matters to a stockholder vote other than at the annual meeting of the stockholders.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our Board of Directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board of directors, see “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our Board of Directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock. The amendment of the provisions making it possible for our Board of Directors to issue preferred stock would require approval of a majority of the holders of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which generally prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, located at 350 Indiana Street, Suite 800, Golden, Colorado 80402.

Nasdaq Global Select Market Listing

We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol “RXDX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Following the consummation of the IPO reorganization and upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock. Of these shares, all of the             shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning as soon as 180 days after the date of this prospectus;

•

shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning as soon as 180 days after the date of this prospectus; and

•	the remaining restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective six-month holding periods.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

Our officers, directors, and certain stockholders, and warrant holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. The lock-up restrictions are subject to specified exceptions. See “Underwriting.”

The 180-day restricted period described in the two preceding paragraphs will be automatically extended if: (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, in each case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension.

Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, in their sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

In addition, under the terms of the 2009 Plan, the 2000 Plan and our prior 1997 Equity Incentive Award Plan, or 1997 Plan, options granted pursuant to the 2009 Plan, the 2000 Plan and the 1997 Plan and outstanding shares resulting from the exercise of stock options granted pursuant to the 2000 Plan and the 1997 Plan are subject to a 180-day “lock-up” period following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq Global Select Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 1997 Plan, 2000 Plan, 2009 Plan and 2009 Employee Stock Purchase Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Warrants

As of February 28, 2010, Prometheus Laboratories Inc. had outstanding warrants to purchase an aggregate of 21,429 shares of its common stock and outstanding warrants to purchase an aggregate of 417,942 shares of its preferred stock. All outstanding warrants will convert to warrants to purchase our common stock in connection with the completion of this offering. See “Certain Relationships and Related Party Transactions—IPO Reorganization.” All warrants are immediately exercisable at an exercise price of $1.75 per share. Of these warrants, the warrants to purchase our common stock expire three years after the date of this offering and the warrants to purchase our preferred stock expire five years after the date of this offering. See “Description of Capital Stock—Warrants.”

Stock Options

After giving effect to the IPO reorganization, as of February 28, 2010, options to purchase a total of 9,497,417 shares of our common stock were outstanding under our 2009 Equity Incentive Award Plan, of which 6,079,736 were exercisable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

This section summarizes certain material U.S. federal income tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, and administrative rulings and judicial decisions as of the date hereof. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of the Internal Revenue Code. For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock other than a citizen or resident of the United States, a corporation (or a partnership or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia, a trust that is (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark to market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by appropriate certification. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN (or applicable successor form) to us or our paying agent prior to the payment of dividends. This form must be updated periodically. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such financial institution or the agent. The financial institution or the agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if an income tax treaty applies, are attributable to a non-U.S. holder’s U.S. permanent establishment.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, any gain realized would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S. (in which case the special rules described below apply);

•

the non-U.S. holder is an individual and is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below) treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates and will not be subject to the 30% withholding tax discussed above. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. To claim an exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI (or applicable successor form). If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for an exemption or otherwise lower rate.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to certain exempt holders, including corporations, whether domestic or foreign, who establish their exempt status.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules may be allowed as a refund or credit against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2010, we [and the selling stockholders] have agreed to sell to the underwriters named below, for whom Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
SunTrust Robinson Humphrey, Inc.
Cowen and Company, LLC
Wedbush Securities Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker-dealers. After the initial public offering the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Underwriting Discounts and Commissions paid by us	$	$	$	$
Costs payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Costs payable by the selling stockholders	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $            .

The representatives has informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up”

period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension.

Our officers, directors, certain stockholders and warrant holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such an extension. In addition, under the terms of the 2009 Equity Incentive Award Plan (the “2009 Plan”), the 2000 Equity Incentive Award Plan (the “2000 Plan”) and our prior 1997 Equity Incentive Award Plan (the “1997 Plan”) options granted pursuant to the 2009 Plan, the 2000 Plan and the 1997 Plan and outstanding shares resulting from the exercise of stock options granted pursuant to the 2009 Plan, the 2000 Plan and the 1997 Plan are subject to a 180-day “lock-up” period following the date of this prospectus.

The lock-up restriction does not, however, apply to a transfer of our common stock (i) to the underwriters pursuant to the underwriting agreement, (ii) pursuant to the entry by our directors or executive officers into written trading plans designed to comply with Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may occur under such plans until the expiration of the “lock-up,” (iii) as a bona fide gift given without prior consideration, (iv) by testate or intestate succession or for bona fide estate planning purposes, (v) to an immediate family member, a trust, a partnership or limited liability company for the direct or indirect benefit of the locked-up party or the immediate family member of the locked-up party, (vi) to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or an order of a court of competent jurisdiction, (vii) to any subsidiary, stockholder, partner or member, affiliate or any of its or its affiliate’s directors, officers and employees, if the locked-up party is a corporation, partnership or limited liability company, (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (iii) through (vii) above, (ix) to us upon termination of the locked-up party’s employment with us or (x) to pay the exercise price of options to purchase our common stock pursuant to the cashless exercise feature of such options; provided that in the case of clauses (iii) through (viii) above, the transferee agrees to be bound in writing by the terms of the lock-up prior to the transfer and in the case of clauses (iii) through (ix) above, no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of our common stock, shall be required to be made or shall be voluntarily made in connection with any transfer of our common stock.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the Nasdaq Global Select Market under the symbol “RXDX.”

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, and elsewhere where it is lawful to make such offers.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which is the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State prior to the publication of a prospectus that has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in such Member State except that an offer to the public in the Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of International Manager for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The offering has not been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “Law on Public Offerings”) nor has this prospectus been, or will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings. Accordingly, the offering may not be advertised, the common stock may not be offered or sold, and this prospectus nor any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than (i) institutional investors referred to in Article 3, 2° of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions (the “Royal Decree”), acting for their own account or (ii) investors wishing to acquire the common stock for an amount of at least EUR 250,000 (or its equivalent in foreign currencies) per transaction, as specified in Article 3, 1° of the Royal Decree.

The common stock is offered in Finland solely to investors who are qualified investors. This prospectus has neither been filed with nor approved by the Finnish Financial Supervision Authority and it does not constitute a prospectus under the Prospectus Directive (2003/71/ EC), the Finnish Securities Market Act (495/1989, as amended) or the Finnish Investment Funds Act (48/1999, as amended).

The common stock which is the object of this prospectus is neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—’BaFin’) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFin. Consequently, the common stock must not be distributed within the Federal Republic of Germany by way of a public offer, public advertisement or in any similar manner and this prospectus and any other document relating to the common stock, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the common stock to the public in the Federal Republic of Germany or any other means of public marketing.

No offer of shares to the public in Ireland shall be made at any time except:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005.

The offering of the common stock has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) (the Italian securities and exchange commission) pursuant to the Italian securities legislation and, accordingly, each Underwriter represents and agrees that it has not offered, sold or delivered any common stock nor distributed any copies of the prospectus or any other document relating to the common stock, and will not offer, sell or deliver any shares nor distribute any copies of the prospectus or any other document relating to the common stock in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento), and that the common stock in Italy shall only be:

(i) offered or sold to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No 11522 of 1 July 1998 (the “Regulation No 11522”), as amended; or

(ii) offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree No 58 of 24 February 1998 (the “Financial Services Act”) and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999 (the “Regulation No 11971”), as amended, and shall in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Moreover and subject to the foregoing, each Underwriter represents and agrees that the common stock may not be offered, sold or delivered and neither the prospectus nor any other material relating to the common stock may be distributed or made available in Italy unless such offer, sale or delivery of shares or distribution or availability of copies of the prospectus or any other material relating to the common stock in Italy:

(i) is in compliance with Article 129 of Legislative Decree No 385 of 1 September 1993 (the “Italian Banking Act”) and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of shares in Italy may need to be followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and

(ii) is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, the Italian Banking Act, the Regulation No 11522, the Regulation No 11971 and other applicable laws and regulations.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

The offer of common stock has not been registered with the Portuguese Securities Market Commission (the “CMVM”). Each Underwriter has represented, warranted and agreed, and each further Underwriter appointed will be required to represent, warrant and agree that it has not offered or sold, and it will not offer or sell any common stock in Portugal or to residents of Portugal otherwise than in accordance with applicable Portuguese Law.

No action has been or will be taken that would permit a public offering of any of the common stock in Portugal. Accordingly, no common stock may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, each Underwriter has represented, warranted and agreed that no offer has been addressed to more than 200 non-institutional Portuguese investors; no offer has been preceded or followed by promotion or solicitation to unidentified investors, or followed by publication of any promotional material. The offer of common stock is intended for Institutional Investors. Institutional Investors within the meaning of Article 30 of the Securities Code (Código dos Valores Mobiliários) includes credit institutions, investment firms, insurance companies, collective investment institutions and their respective managing companies, pension funds and their respective pension fund-managing companies, other authorized or regulated financial institutions, notably securitisation funds and their respective management companies and all other financial companies, securitisation companies, venture capital companies, venture capital funds and their respective management companies.

The prospectus in respect of the common stock has not been registered with the Comisión Nacional del Mercado de Valores (the “CNMV”). Accordingly, the common stock may only be offered in Spain to qualified investors under pursuant to and in compliance with Law 24/1988, as amended and Royal Decree 1310/2005.

Each of the Underwriters severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; (hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust

(where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

In addition, we have the following relationships with the representatives and their affiliates:

•

In October 2006, we paid $200,000 to Credit Suisse Securities (USA) LLC for financial advisory services not related to this offering. Affiliates of Credit Suisse Securities (USA) LLC own 14,076,508 shares of our preferred stock as of February 28, 2010, which will convert into 14,076,508 shares of our common stock upon the completion of this offering. See “Principal and Selling Stockholders.” Before the completion of the offering, affiliates of Credit Suisse Securities (USA) LLC will deposit all shares of our common stock held by them that exceed 5.0% of our then outstanding common stock into a voting trust under which the shares will be voted by an independent trustee. See “Principal and Selling Stockholders” and “Description of Capital Stock—Voting Trust Agreement” for more information regarding the voting trust agreement.

•

David A. Durkin, one of our directors, previously served as a partner of DLJ Merchant Banking Partners III, L.P., a private equity fund which operates as part of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Mr. Durkin is currently a partner of Avista Capital Management, and through an arrangement with an affiliate of Avista Capital Partners serves as a consultant to assist in the monitoring of certain portfolio companies of DLJ Merchant Banking Partners III, L.P. and its affiliated entities. See “Management,” “Certain Relationships and Related Party Transactions—Financial Advisory Services” and “Principal and Selling Stockholders” for more information regarding Mr. Durkin.

•

Kathleen D. LaPorte, one of our directors, previously served as a general partner of Sprout Group, the venture capital arm of Credit Suisse’s asset management business, which conducts its activities through affiliates of Credit Suisse Securities (USA) LLC. Ms. LaPorte is currently a Managing Director of New Leaf Venture Partners, L.L.C. (“New Leaf”) which has entered into a sub-management agreement with DLJ Capital Corporation whereby New Leaf provides investment management services on the various investments held by Sprout Capital VII, L.P. and affiliated entities. See “Management,” “Certain Relationships and Related Party Transactions—Financial Advisory Services” and “Principal and Selling Stockholders” for more information regarding Ms. LaPorte.

The decision of Credit Suisse Securities (USA) LLC to distribute our common stock was not influenced by its affiliates who own shares of our preferred stock, which will convert into shares of our common stock upon the completion of this offering, and those affiliates had no involvement in determining whether or when to distribute the common stock under this offering or the terms of this offering. Credit Suisse Securities (USA) LLC will not receive any benefit from this offering other than as described in this prospectus.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation among us, the selling stockholders and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, purchase additional shares pursuant to their option, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Short sales involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and; if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons or entities may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons or entities outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of Prometheus Laboratories Inc. at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, as set forth in their report. We have included the financial statements and schedule of Prometheus Laboratories Inc. in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us, the selling stockholders and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Prometheus Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Prometheus Laboratories Inc. as of December 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prometheus Laboratories Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Diego, California

February 11, 2010

Prometheus Laboratories Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,		Pro Forma at December 31, 2009
	2008	2009

Assets
Current assets:
Cash and cash equivalents	$96,686	$58,798	$58,798
Marketable securities	—	3,106	3,106
Accounts receivable, net of allowance for doubtful accounts of $2,394 and $1,984 at December 31, 2008 and 2009, respectively	37,147	41,118	41,118
Inventories, net	8,239	14,828	14,828
Deferred tax assets	9,385	15,375	15,375
Other current assets	5,589	6,182	6,182

Total current assets	157,046	139,407	139,407
Property and equipment, net	6,233	11,613	11,613
Product rights, patents and other intangible assets, net	100,895	321,754	321,754
Deferred tax assets	19,408	19,425	19,425
Deferred offering costs	—	451	451
Other assets	1,255	12,213	12,213

Total assets	$284,837	504,863	504,863

Liabilities, convertible preferred stock and shareholders’ equity
Current liabilities:
Accounts payable	$12,941	15,239	15,239
Accrued liabilities	28,859	43,629	43,629
Current portion of long-term debt	7,500	31,500	31,500

Total current liabilities	49,300	90,368	90,368
Long-term debt	63,750	178,500	178,500
Future license payments	—	27,421	27,421
Other non-current liabilities	859	430	430

Total liabilities	113,909	296,719	296,719

Commitments and contingencies (see Notes 7 and 14)
Shareholders’ equity:
Convertible preferred stock, $.001 par value; 36,000 shares authorized and 35,416 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $117,765 and $122,944 at December 31, 2008 and 2009, respectively	35	35	—
Common stock, $.001 par value; 60,000 shares authorized at December 31, 2008 and 2009, 8,991, 9,371 and 44,787 shares issued and outstanding at December 31, 2008, 2009, and December 31, 2009 pro forma, respectively	9	9	44
Additional paid-in capital	110,735	116,359	116,359
Accumulated other comprehensive loss	—	(500)	(500)
Retained earnings	60,149	92,241	92,241

Total shareholders’ equity	170,928	208,144	208,144

Total liabilities and shareholders’ equity	$284,837	504,863	504,863

See the accompanying notes.

Prometheus Laboratories Inc.

Consolidated Statements of Income

(In thousands, except per share amounts)

	Years Ended December 31,
	2007	2008	2009

Net sales:
Pharmaceutical products	$143,655	$195,985	$256,777
Diagnostic testing services	77,285	82,073	84,726

Total net sales	220,940	278,058	341,503

Operating expenses:
Cost of pharmaceutical product sales (excludes amortization of acquired product rights)	72,460	97,589	136,909
Cost of diagnostic testing services	14,846	16,012	18,782
Amortization of acquired product rights	3,255	12,057	13,568
Selling, general and administrative	60,985	81,626	87,419
Research and development	13,024	14,628	21,787

Total operating expenses and costs of sales and services	164,570	221,912	278,465

Income from operations	56,370	56,146	63,038
Other income (expense):
Interest income	4,316	1,655	480
Interest income (expense)—warrants	(31,085)	5,602	—
Interest expense—other	(3,120)	(3,691)	(3,244)
Other income (expense), net	130	553	(2,240)

Income before income taxes	26,611	60,265	58,034
Provision for income taxes	22,293	23,040	25,942

Net income	4,318	37,225	32,092
Reversal of redemption value of redeemable preferred stock	35,176	—	—

Net income attributable to common shareholders	$39,494	$37,225	$32,092

Net income per common share:
Basic	$—	$0.69	$0.61

Diluted	$—	$0.44	$0.44

Pro forma net income per common share:
Basic			$0.72

Diluted			$0.67

Shares used to compute net income per common share:
Basic	10,004	9,542	9,041

Diluted	10,004	14,966	12,493

Shares used to compute pro forma net income per common share:
Basic			44,457

Diluted			47,909

See the accompanying notes.

Prometheus Laboratories Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

(In thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Accretion of Preferred Stock to Redemption Value	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	4,370	$5	5,362	$5	$9,573	$—	$18,606	$(35,176)	$(6,987)
Stock-based compensation	—	—	—	—	2,160	—	—	—	2,160
Exercise of stock options for cash	—	—	680	1	775	—	—	—	776
Tax benefit from stock options	—	—	—	—	438	—	—	—	438
Accretion of redeemable preferred stock	—	—	—	—	—	—	—	(1,390)	(1,390)
Reclassification of redeemable preferred stock upon expiration of redemption rights	31,046	30	—	—	69,059	—	—	36,566	105,655
Net income and comprehensive income	—	—	—	—	—	—	4,318	—	4,318

Balance at December 31, 2007	35,416	35	6,042	6	82,005	—	22,924	—	104,970
Stock-based compensation	—	—	—	—	2,864	—	—	—	2,864
Exercise of stock options for cash	—	—	323	1	250	—	—	—	251
Shares issued for asset acquisition	—	—	1,250	1	13,124	—	—	—	13,125
Exercise of Senior Note Warrants	—	—	1,376	1	12,502	—	—	—	12,503
Tax benefit from stock options	—	—	—	—	388	—	—	—	388
Reclassification of tax benefit from stock options	—	—	—	—	(398)	—	—	—	(398)
Net income and comprehensive income	—	—	—	—	—	—	37,225	—	37,225

Balance at December 31, 2008	35,416	35	8,991	9	110,735	—	60,149	—	170,928
Stock-based compensation	—	—	—	—	4,517	—	—	—	4,517
Exercise of stock options for cash	—	—	380	—	804	—	—	—	804
Tax benefit from stock options	—	—	—	—	303	—	—	—	303
Comprehensive Income:
Net income	—	—	—	—	—	—	32,092	—	32,092
Net change in unrealized loss, net of tax	—	—	—	—	—	(500)	—	—	(500)

Balance at December 31, 2009	35,416	$35	9,371	$9	$116,359	$(500)	$92,241	$—	$208,144

See the accompanying notes.

Prometheus Laboratories Inc.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2007	2008	2009

Operating activities:
Net income	$4,318	$37,225	$32,092
Adjustments to reconcile net income to net cash provided by operating activities:
Warrant accretion	31,085	(5,602)	—
Depreciation and amortization	5,643	14,209	16,560
Provision for doubtful accounts	2,834	3,164	3,865
Amortization of financing costs	483	260	1,037
Costs of initial public offering deferred in prior year	—	1,871	—
Other than temporary impairment on investments	—	—	2,300
Provision for inventory obsolescence	175	104	50
Stock-based compensation	2,160	2,864	4,517
Excess tax benefit from exercise of stock options	(438)	(388)	(303)
Other adjustments to net income	563	43	25
Changes in operating assets and liabilities:
Accounts receivable	(4,343)	(10,832)	(7,835)
Inventories	(4,490)	2,841	(6,640)
Other assets, including deferred taxes, net	(6,264)	(3,478)	(12,934)
Accounts payable	4,383	(1,286)	2,299
Accrued liabilities	1,894	4,316	14,643

Net cash provided by operating activities	38,003	45,311	49,676

Investing activities:
Purchases of product rights and intangible assets	(705)	(82,679)	(207,792)
Purchases of property and equipment	(1,043)	(1,432)	(7,611)
Deferred costs of asset acquisition	(971)	—	—
Change in restricted cash	(80,000)	80,000	—
Purchases of marketable securities	(46,564)	(14,900)	(18,926)
Sales and maturities of marketable securities	53,680	52,020	15,820

Net cash provided by (used in) investing activities	(75,603)	33,009	(218,509)

Financing activities:
Redemption of Senior Note Warrants	—	(23,318)	—
Net proceeds from issuance of debt	73,696	—	201,539
Payments of debt	(24,700)	(3,750)	(71,250)
Deferred costs of initial public offering	(1,871)	—	(451)
Proceeds from the sale of common stock	776	251	804
Excess tax benefit from exercise of stock options	438	388	303

Net cash provided by (used in) financing activities	48,339	(26,429)	130,945

Net increase (decrease) in cash and cash equivalents	10,739	51,891	(37,888)
Cash and cash equivalents at beginning of year	34,056	44,795	96,686

Cash and cash equivalents at end of period	$44,795	$96,686	$58,798

See the accompanying notes.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Prometheus Laboratories Inc. (“Prometheus” or the “Company”) is committed to improving lives through the development and commercialization of novel pharmaceutical and diagnostic products that enable physicians to provide greater individualized patient care. The Company is primarily focused on the detection, diagnosis and treatment of disorders within the fields of gastroenterology and oncology. The Company’s strategy includes the marketing and promotion of pharmaceutical products and complementary proprietary diagnostic testing services.

Prometheus principally markets a portfolio of gastroenterology pharmaceutical products to gastroenterologists in the United States, including ENTOCORT® EC (budesonide) Capsules and LOTRONEX® (alosetron hydrochloride) Tablets, in addition to providing proprietary diagnostic testing services. Entocort is indicated for the treatment of mild to moderate active Crohn’s disease involving the ileum and/or the ascending colon. The current term of the agreement to promote and distribute Entocort EC expires on December 31, 2010. Lotronex is the only prescription drug approved by the U.S. Food and Drug Administration (“FDA”) for use in female patients with severe diarrhea-predominant irritable bowel syndrome who meet the conditions stated in the label.

Prometheus has developed or licensed and commercialized a number of specialized diagnostic tests. The diagnostic testing services offered by the Company include specific immunoassays to detect and differentiate certain diseases, drug metabolite monitoring and pharmacogenetic testing and are primarily for use in gastroenterology. Substantially all of the Company’s diagnostic testing services are performed in a Company-operated laboratory located in San Diego, California.

In 2009, Prometheus began applying its integrated pharmaceutical and diagnostics strategy to the field of oncology. In October 2009, the Company began marketing three microRNA-based oncology diagnostic tests in the United States. The Company acquired the right to sell these three tests in the United States from Rosetta Genomics Ltd. in April 2009. In December 2009, the Company acquired exclusive rights from Novartis Vaccines and Diagnostics, Inc. to distribute, promote and sell PROLEUKIN® (aldesleukin) for injection in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma.

The Company was incorporated in California in December 1995. In November 2009, the Board of Directors of the Company approved an Agreement and Plan of Merger by and among it, Prometheus RxDx, Inc., a Delaware corporation, and Prometheus California Inc., a California corporation. In connection with an initial public offering by Prometheus RxDx, Inc., and under the terms of the Agreement and Plan of Merger, Prometheus RxDx, Inc. will become a holding company for Prometheus Laboratories Holdings, Inc., a Delaware corporation, which will in turn be a holding company for Prometheus Laboratories Inc. This reorganization will take place, if at all, immediately prior to the completion of the initial public offering by Prometheus RxDx, Inc.

Principles of Consolidation

The consolidated financial statements include the assets, liabilities, and results of operations of the Company and a wholly owned, inactive subsidiary, which was dissolved in December 2007. For all periods prior to the dissolution, all material inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying amount of financial instruments such as cash equivalents, marketable securities, accounts receivable, other current assets, accounts payable and accrued liabilities approximate the related fair values due to the short-term nature of these instruments. Cash equivalents include municipal and agency-backed money market accounts of high credit quality and same-day liquidity. Marketable securities include pre-refunded municipal bonds of high credit quality with maturity of generally less than 90 days from the date of purchase.

The guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of and for the year ended December 31, 2009, all financial assets required to be measured at fair value were in the Level 1 category, except for $3.1 million in marketable securities, which were in the Level 2 category.

During the year ended December 31, 2009, no transfers were made into the Level 2 or Level 3 categories. As of December 31, 2009, $0.5 million in unrealized loss associated with equity investments was considered temporary. The Company will monitor the estimated fair value of the equity investment on an ongoing basis, and evaluate the appropriate carrying value if a material decrease in fair value is determined to be other than temporary.

The fair value of the Company’s outstanding debt balance from its existing credit facility is materially consistent with the carrying value as of December 31, 2009.

The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired. Impairments are considered to be other than temporary if it is likely that the Company will have to sell the securities before the recovery of their cost basis and it is the Company’s intent to do so. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in Other income and expense, net, in the consolidated statements of income.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash and cash equivalents as of December 31, 2008 and 2009 consisted primarily of investments in money funds invested in government or government-backed money market funds.

Marketable Securities

Marketable securities at December 31, 2009 consisted of tax-exempt pre-refunded municipal bonds with a fair value of $3.1 million. The Company classified all marketable securities as available-for-sale and reported such securities at fair value. The estimated fair value was equal to carrying value as of December 31, 2009. The Company did not have any investments in marketable securities at December 31, 2008. There were no material unrealized or realized gains or losses on marketable securities in 2007, 2008 or 2009.

Business and Credit Concentrations

Prometheus acquired its first marketed pharmaceutical product in September 1999, acquired four additional marketed pharmaceutical products in April 2001 and began distributing Entocort in January 2005 and purchased

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Lotronex in January 2008. The Entocort distribution agreement expires in December 2010. The Company also introduced a generic pharmaceutical, mercaptopurine, in February 2004. Each of these products competes with other pharmaceuticals, generic pharmaceuticals or alternative treatment options. In 2007, 2008 and 2009, the two highest volume pharmaceutical products in each year accounted for approximately 84%, 87% and 91%, respectively, of the Company’s net pharmaceutical product sales. In 2007, 2008 and 2009, Entocort accounted for 77%, 74% and 79% of the Company’s net pharmaceutical product sales, respectively. The introduction of competing products, expiration or termination of existing commercial agreements, significant changes in physician prescribing patterns or a lack of product availability for any of these pharmaceutical products could have a material adverse effect on the Company’s net sales.

The Company sells the majority of its branded pharmaceutical products to wholesalers who, in turn, sell the products to hospitals, pharmacies and other customers. Three wholesalers individually comprised 41%, 36%, and 19%, of the Company’s branded pharmaceutical product gross sales for the year ended December 31, 2009 and, collectively, comprised 95%, 95% and 96% of the Company’s branded pharmaceutical product gross sales for the years ended December 31, 2007, 2008 and 2009, respectively. Net accounts receivable for pharmaceutical product sales totaled $18.3 million and $25.0 million at December 31, 2008 and 2009, respectively, of which 92% and 94% of the net receivable balance was due from the three wholesalers referred to above at December 31, 2008 and 2009, respectively. The receivable balance for generic mercaptopurine sold to a third-party distributor under a supply agreement comprised 2% and 5% of the net accounts receivable for pharmaceutical product sales at December 31, 2008 and 2009, respectively. The Company monitors the extension of credit and has not experienced any significant credit risk related losses with respect to its pharmaceutical receivables.

With respect to diagnostic testing services, two of the Company’s product groups accounted for 69%, 71% and 70% of the Company’s diagnostic gross revenues for the years ended December 31, 2007, 2008 and 2009, respectively. The introduction of lower priced or improved tests by competitors or the development of alternative methods of diagnosis, treatment or monitoring the diseases for which these tests are used could have a material adverse effect on the Company’s diagnostic revenues. Net accounts receivable related to diagnostic testing services totaled $18.9 million and $16.2 million, respectively, at December 31, 2008 and 2009. Such receivables are largely due from insurance plans, medical practices, contract laboratories and patients. The largest two payors accounted for approximately 16%, 16% and 11%, of the Company’s diagnostic revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Dependence on Certain Suppliers

Each of the Company’s pharmaceutical products and many of the raw materials required to manufacture such products are sourced from single manufacturers. The qualification of a new manufacturer requires validation of the manufacturing process, filing with and approval by the FDA and can require a significant period of time to be completed successfully. The manufacturer of the Company’s pharmaceutical products also requires that raw materials and other components meet stringent FDA requirements. Any significant delay in qualifying and approving a manufacturer, the inability to obtain qualified raw materials or components, the failure to meet quality requirements, the expiration of certain raw materials or components or any other manufacturing interruptions for any of the Company’s pharmaceutical products could have a material adverse effect on the Company’s ability to supply its pharmaceutical products to its customers. The Company is in the process of qualifying and validating new manufacturers and suppliers for several of the Company’s pharmaceutical products.

Inventories

Inventories consist of finished goods, raw materials, work-in-process, pharmaceutical product samples related to the Company’s pharmaceutical products and diagnostic test kits. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining lease term.

Product Rights, Patents, and Other Intangible Assets

The Company’s long-term assets include the costs of acquired product rights, product and technology license agreements, patents and trademarks. Considering the market for each product and the estimated product life, acquired product rights and licenses are being amortized over periods from six to 18 years. Costs for obtaining patents and trademarks are amortized over the estimated useful lives of the assets, ranging from three to 17 years. Costs relating to pending applications are deferred until the patent or trademark is issued or charged to operations at the time a determination is made not to pursue an application.

The Company records amortization for intangible assets based upon the straight-line method unless another method better reflects the manner in which the asset will be consumed. For acquired product rights for which the Company can reliably estimate associated future revenues, the Company amortizes the acquired intangible assets based upon the current period revenue for the related product as a percentage of the total undiscounted revenue projected for the product, over the expected life of the acquired intangible asset. If actual net revenues or the plans and estimates used in future revenue forecasts materially differ from estimates used to calculate amortization, the Company will adjust current and prospective amortization as necessary. The Company’s assesses its ability to reliably estimate future revenue based upon a number of factors, including the history and stability of past product revenues at the time that the product right is acquired. In cases where historical product revenues do not exist or are not indicative of anticipated future revenues for an acquired product right, the straight-line method of amortization is used.

Impairment of Long-Lived Assets

The Company regularly reviews the carrying amount of its property, equipment and intangible assets to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. In accordance with the FASB issued authoritative guidance for Impairment or Disposal of Long-Lived Assets, if indications of impairment exist, projected future undiscounted cash flows associated with the asset are compared to the carrying amount to determine whether the asset’s value is recoverable. If the carrying value of the asset exceeds such projected undiscounted cash flows, the asset will be written down to its estimated fair value. There have been no indicators of impairment at December 31, 2009.

Revenue Recognition—Pharmaceutical Product Revenues

Revenues from pharmaceutical product sales are generally recognized upon delivery and passage of title to customers and are presented net of estimated sales reductions for cash discounts, chargebacks, rebates, returns and other allowances. These reductions are provided for based on contractual requirements, historical experience, trends in physicians’ prescribing patterns, an analysis of the estimated inventory levels in the distribution channel, product lot expiration dates and changes in pricing. For sales returns that meet the Company’s eligibility criteria, credit is issued at the time of the pharmaceutical product return in the form of a credit memo. No returned product is exchanged for saleable product from inventory in conjunction with any returns transaction. Substantially all of the Company’s pharmaceutical sales are to wholesalers. In addition, the Company has an exclusive supply agreement with a distributor to provide a generic pharmaceutical product at a contractually-agreed transfer price, plus a share of the net profits (as defined) on sales of the product by the

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

distributor to its customers. The Company recognizes revenue, which includes the transfer price and the Company’s share of the net profit, based upon sales and net profit information at the time of sale and as provided by the distributor. Credit limits are established for pharmaceutical customers based on the Company’s evaluation of the customer’s financial strength. The Company will establish specific reserves for customers identified as possible credit risks through the collection process or in monitoring credit limits, if necessary.

In 2009, the Company recorded an allowance for managed care rebates related to the Department of Defense (“DOD”) Tricare Retail Pharmacy program pursuant to a final rule that was issued in March 2009 and became effective on May 26, 2009. The final rule implements the DOD’s revised interpretation of the National Defense Authorization Act of 2008 (“NDAA”) signed into law on January 28, 2008. The final rule changed the process by which managed care rebate obligations for the Tricare Retail Pharmacy program are created such that a contractual agreement is no longer required and that obligation to pay such rebates emanates from the NDAA itself. In consideration of this final rule, the Company recorded an provision of $3.7 million for these rebates in 2009, of which approximately $1.8 million represents a potential retroactive rebate assessment for pharmaceutical product sales made during 2008, and approximately $1.9 million represents a rebate assessment for the year ending December 31, 2009. The Company is in the process of requesting a waiver to appeal the 2008 retroactive rebate assessment, the outcome of which is uncertain.

Revenue Recognition—Diagnostic Revenues

Revenues from diagnostic testing services are recognized once the services have been performed and the results have been reported to the physician. The Company provides for estimated contractual and other allowances as a reduction in revenues at the time of sale based on past payment experience with each class of payor and known or expected changes in trends such as changes in payor reimbursement policies, changes in product procedure codes and other such factors. For diagnostic testing services, the Company typically invoices commercial and governmental insurance providers and laboratories as the primary payor of amounts due for services performed. The Company invoices patients for amounts uncollected from third parties, when allowed by law, and for those amounts directly owed by patients. A separate allowance is also recorded at the time of sale for estimated uncollectible amounts due from patients, direct bill laboratories, or expected to be transferred to patients. Reserves for bad debts are charged to general and administrative expense.

Earnings per Share

The Company computes earnings per share in accordance with the FASB guidance for Earnings Per Share, which established standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in earnings and dividends. The guidance requires earnings available to common shareholders for the period, after deduction of preferred stock preferences, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. The Company is not required to present basic and diluted net income per share for securities other than common stock; therefore, the net income per share amounts only pertain to the Company’s common stock.

Basic net income per common share is calculated by dividing income allocable to common shareholders (net income after reduction for any required returns to preferred stock shareholders prior to paying dividends to the common shareholders, assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, during the period. In addition, the Senior Note Warrants (see Note 9) have been considered to be outstanding common shares in computing the net income per common share in 2007 and 2008, as the warrants were exercisable for minimal cash consideration. No Senior Note Warrants were outstanding in 2009.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

The Company has used the two-class method to calculate diluted net income per common share as the if-converted method is anti-dilutive in the periods presented. Diluted net income per common share also reflects the assumed conversion of options and warrants outstanding during the period using the treasury stock method, to the extent dilutive. Use of the treasury stock method considers unamortized stock compensation expense, calculated in accordance with the FASB authoritative guidance for Stock Compensation, as additional proceeds from the assumed exercise of such options and warrants.

The following table sets forth the computation of basic and diluted net income per share:

	Years Ended December 31,
	2007	2008	2009
	(in thousands, except per share data)
Numerator:
Net income	$4,318	$37,225	$32,092
Income allocable to preferred shareholders	(4,318)	(30,606)	(26,619)

Net income allocable to common shareholders	$—	$6,619	$5,473

Denominator:
Weighted-average common shares outstanding	5,797	8,238	9,041
Weighted-average common equivalent shares from Senior Note Warrants	4,207	1,304	—

Weighted-average common and common equivalent shares outstanding—basic	10,004	9,542	9,041
Weighted-average common equivalent shares from options and warrants to purchase common or preferred stock	—	5,424	3,452

Weighted-average common and common equivalent shares outstanding—diluted	10,004	14,966	12,493

Basic net income per common share	$—	$0.69	$0.61

Diluted net income per common share	$—	$0.44	$0.44

Potentially dilutive securities not included in the calculation of diluted net income per common share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	Years Ended December 31,
	2007	2008	2009
	(In thousands)
Convertible preferred stock	35,416	35,416	35,416
Common and preferred stock options and warrants	3,597	587	3,212

	39,013	36,003	38,628

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

The following table sets forth the computation of pro forma basic and diluted net income per common share for the year ended December 31, 2009 assuming the closing of a Qualified Initial Public Offering (see Note 9) at the beginning of the year. Both pro forma basic and diluted net income per share has been computed to give effect to the conversion of all of the Company’s preferred stock into common stock.

(In thousands, except per share data)
Numerator:
Net income	$32,092

Denominator:
Weighted-average common shares outstanding	9,041
Weighted-average common equivalent shares from conversion of preferred stock	35,416

Weighted-average common and common equivalent shares outstanding—basic	44,457
Weighted-average common equivalent shares from options and warrants to purchase common or preferred stock	3,452

Weighted-average common and common equivalent shares outstanding—diluted	47,909

Pro forma basic net income per common share	$0.72

Pro forma diluted net income per common share	$0.67

Shipping and Handling Expenses

Shipping and handling expenses related to the Company’s revenues are included in costs of goods sold.

Royalties

The Company pays royalties on the net sales of certain pharmaceutical products and diagnostic testing services. Royalty costs are included in costs of sales. Total royalties were $37.1 million, $51.8 million and $72.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the revised FASB guidance for Stock Compensation using the prospective transition method. The prospective transition method requires all employee stock awards granted subsequent to December 2005 to be accounted for in accordance with the revised guidance. As such, employee stock-based compensation cost is generally measured at the grant date, based on the estimated fair value of the award, and is recognized as compensation expense over the employee’s requisite service period or the estimated period to completion of performance conditions.

Stock-based compensation of $2.1 million, $2.9 million and $4.5 million was recorded for the years ended December 31, 2007, 2008 and 2009, respectively.

Advertising Costs

The Company charges the costs of advertising to expense as such costs are incurred. Advertising expenses were less than $0.1 million for each of the years ending December 31, 2007, 2008 and 2009.

Research and Development Costs

Research and development costs consist primarily of amounts incurred to develop, test and validate diagnostic tests, to conduct clinical studies and for medical activities. Such costs include research and development activities performed by the Company, and costs for research and development services performed by contract research organizations and consultants. Research and development costs are expensed as incurred.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Comprehensive Income

The FASB authoritative guidance for Comprehensive Income requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions or other events and circumstances from non-owner sources. Net income and other comprehensive income (loss), including unrealized gains and losses from investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss). Comprehensive income for the years ended December 31, 2007 and 2008 did not differ from reported net income. Comprehensive income of $31.6 million included accumulated other comprehensive loss of $0.5 million related to the net change in unrealized loss on equity investments for the year ended December 31, 2009.

Deferred Offering Costs

The Company identified specific incremental costs directly attributable to a proposed initial public offering (“IPO”), which had been deferred and capitalized as non-current assets, to be charged against the gross proceeds of the IPO. These costs included accounting, legal and printing fees and related expenses.

The Company’s intent has been, and continues to be accessing the public market through the offering of securities and registration of shares when market conditions are favorable. As such, the Company has consistently sustained a state of readiness and maintained current filings with the Securities and Exchange

Commission. However, due to sustained unfavorable market conditions and the resulting delay of the IPO, the previously deferred costs of approximately $3.4 million were charged to operations as of December 31, 2008.

In 2009, with favorable market conditions as compared to 2008, and the continued intent to access the public market through the offering of securities and registration of shares, the Company has capitalized approximately $0.5 million in deferred offering costs incurred as of December 31, 2009.

Segment Information

The FASB guidance for Segment Reporting defines the requirements for public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments, as defined, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance.

The Company has two reportable business segments: pharmaceutical products and diagnostic testing services. As both pharmaceutical products and diagnostics testing services are sold through the same sales force and managed by the same personnel, the Company reports, manages and evaluates its business segment performance on net revenues, cost of sales and gross profit. The Company does not allocate selling, general and administrative, research and development, and other indirect costs to its business segments for performance assessment.

Future Accounting Requirements

The Company has not identified any future accounting requirements that are expected to have a material impact on the results of operations.

2. Commercial Agreements

Distribution Agreement with Novartis Vaccines and Diagnostics, Inc.

In December 2009, the Company entered into a distribution and promotion agreement (the “Agreement”) with Novartis Vaccines and Diagnostics, Inc. (“Novartis”), under which the Company acquired exclusive rights

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

2. Commercial Agreements (Continued)

to distribute, promote and sell PROLEUKIN® for injection in the United States for the treatment of adults with metastatic renal cell carcinoma and metastatic melanoma. In conjunction with the Agreement, the Company paid $185.0 million in upfront fees to Novartis. In addition, Novartis will receive tiered royalties based upon Proleukin net sales, which royalty amounts increase as a percentage of net sales from the low single digits to the low double digits as net sales increase, and certain sales-based milestones associated with third party products which are approved for use with Proleukin that may total up to $123.3 million in the aggregate. The Company began selling Proleukin in February 2010.

The Company has the option to extend the initial six-year term on an annual basis for up to six additional one-year periods. In addition, Prometheus has an option one year from February 1, 2010 to amend the agreement to include worldwide distribution rights upon the completion of certain conditions. Each of these options requires the Company to make specified payments at the time of exercise.

The Company recorded the six deferred upfront extension payments as a non-current liability as of December 31, 2009 as it is probable that the extension right will be exercised. To appropriately value these deferred payments as of December 31, 2009, the Company calculated the present value of the payments in order to determine the fair value of the future liabilities as of the date of the Agreement. The present value was calculated using a pre-tax weighted-average cost of capital (“WACC”) of 15.4%. The application of the Company’s WACC in calculating the present value of the deferred upfront extension payments resulted in a present value of $27.4 million as of December 31, 2009. The present value discount of the deferred upfront payments is recorded as a contra-liability and netted against the non-current liability noted above. This present value discount will be accreted up to its face value, using the effective interest rate method of discount amortization, through interest expense. Accretion of the present value discount over the next five years is estimated to be approximately $3.9 million in 2010, $4.8 million in 2011, $5.6 million in 2012, $6.4 million in 2013 and $7.4 million in 2014.

In addition to other terms and conditions, the Company has agreed to specified minimum levels of product detailing and promotional spending over the first five contract years. There is no contractual promotional minimum spending level for year six of the Agreement. Novartis is responsible for manufacturing supply of the product for the term of the Agreement. Amortization of the acquired intangible asset is computed based on projected future net revenues of Proleukin over the period of those revenues, through January 2022.

License Agreement with Rosetta Genomics Ltd.

In April 2009, the Company entered into a license and collaboration agreement with Rosetta Genomics Ltd. (“Rosetta”), a publicly traded company in the business of developing and commercializing diagnostic tests, under which Rosetta granted the Company exclusive U.S. rights to three microRNA-based oncology diagnostic tests and rights to develop two microRNA-based gastroenterology diagnostic tests in the future using Rosetta’s technology. The terms of the license and collaboration agreement provide for payments to Rosetta through sales-based milestones or funding for research and development of up to $17.0 million. In addition, the Company will pay Rosetta a royalty based on net sales in the U.S. from the in-licensed diagnostic tests.

Under the terms of a separate stock purchase agreement, the Company made an equity investment in Rosetta of $8.0 million at $4.00 per ordinary share.

The Company recorded $6.3 million as an available-for-sale investment based upon the fair market value of shares acquired on the acquisition date, capitalized $1.6 million based upon the valuation of the licenses acquired and expensed $0.2 million as in-process research and development. The capitalized license costs will be amortized over the estimated life of the products on a straight-line basis. In addition, the Company paid transaction costs of $0.1 million which were allocated pro-rata between the capitalized licenses and in-process research and development.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

2. Commercial Agreements (Continued)

At December 31, 2009, the Company recorded its equity investment in Rosetta at its quoted price on the NASDAQ Global Market. This resulted in an unrealized loss of $1.40 per share, totaling $2.8 million. The Company recorded an other-than-temporary impairment of $1.15 per share, or $2.3 million, as of December 31, 2009. The Company has concluded that the remaining unrealized loss of $0.25 per share, or $0.5 million, is temporary as the Company has the intent and ability to hold the investment until the fair value of the stock recovers to $2.00 per share.

Product Acquisition from GlaxoSmithKline (“GSK”)

In October 2007, the Company entered into a purchase agreement with GSK to acquire exclusive rights to Lotronex in the United States (the “Purchase”). Lotronex is a pharmaceutical product for the treatment of severe diarrhea-predominant irritable bowel syndrome in female patients. Beginning November 1, 2007, the Company began marketing and selling Lotronex under an exclusive distribution, supply and transition agreement which continued until the acquisition was completed in January 2008.

In conjunction with the Purchase, the Company paid an $80.0 million upfront fee to GSK upon closing in January 2008. In addition, as part of the Purchase, the Company issued 1,250,000 shares of its common stock, valued at $13.1 million, to GSK on the closing date. The Company will pay royalties to GSK based on net sales of Lotronex, and may also pay up to $100.0 million on the achievement of certain sales-based milestones, of which $20.0 million has been paid as of December 31, 2009. The consideration paid and costs incurred to acquire Lotronex are capitalized in the balance sheet and amortized over the estimated life of the product on a straight-line basis. Sales-based milestones achieved subsequent to the date of the Purchase will be paid in accordance with the purchase agreement, and capitalized in the balance sheet as an addition to the value of the purchased asset. The milestones will be amortized prospectively on a straight-line basis over the remaining useful life of the product.

In conjunction with the Purchase, the Company entered into a supply agreement for an initial term of two years with GSK. The Company has the option to extend the supply agreement for one additional year. The Company has identified, and is in the process of validating, qualifying and gaining FDA approval for a new manufacturer of Lotronex.

License Agreement with Alizyme plc

In November 2007, the Company signed an exclusive license agreement (the “License”) to develop and commercialize COLAL-PRED® (“Colal-Pred”), a development-stage product for the treatment of gastrointestinal diseases, in North America from a subsidiary of Alizyme plc. The terms of the License included a $2.5 million upfront payment which may be followed by additional payments of up to $15.0 million on the successful achievement of development milestones, including FDA approval of the product. The Company is also obligated to fund substantially all of the clinical development costs for Colal-Pred in North America and, assuming the successful completion of clinical trials and regulatory approvals, to pay royalties based on net sales of the product. As the product requires further development, all payments up to the time of regulatory approval of the product will be expensed.

On July 21, 2009, the Company filed a complaint against Alizyme in the U.S. District Court for the Southern District of California alleging breach by Alizyme of its exclusive license agreement with the Company, as a result of its failure to conduct certain pre-clinical studies which are necessary in order to obtain regulatory approval for the sale of Colal-Pred in the United States and its alleged improper assignment of certain rights under this agreement. On July 24, 2009 Alizyme, and its parent company, Alizyme plc, entered administration in England, in each case on the grounds that it was or was likely to become unable to pay its debts. On December 21, 2009, the administration transitioned to a liquidation, in which case the liquidator may seek to disclaim the license agreement and Alizyme’s obligations under it, on the grounds that it is an unprofitable contract. In the event that Alizyme’s liquidator seeks to and is successful in having our agreement with Alizyme disclaimed, the Company may be unable to successfully

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

2. Commercial Agreements (Continued)

commercialize Colal-Pred. Pending resolution of the status of its license agreement through Alizyme’s liquidation process, the Company is currently not investing in clinical or preclinical development activities associated with Colal-Pred. The Company will evaluate the commercial opportunity for Colal-Pred to determine if it is commercially feasible to continue with development activities if it is successful in maintaining its rights to Colal-Pred.

Distribution Agreement with AstraZeneca LP

In an agreement with AstraZeneca LP, the Company obtained exclusive rights for the marketing, sale and distribution of Entocort in the United States beginning in January 1, 2005 (the “Distribution Agreement”). The current term of the Distribution Agreement is through December 31, 2010. Under the agreement, the Company paid approximately $2.0 million in upfront fees, and pays royalties on net sales of Entocort at varying rates depending on the level of sales. AstraZeneca is responsible for manufacturing the product and for related regulatory filings. In addition to other terms and conditions, the Company has agreed to minimum levels of promotional spending (ranging from $9.0 million in 2005 to $4.0 million in 2009 and an estimated $8.4 million in 2010, based upon certain contractual provisions) and of sales effort on the product, unless otherwise agreed to by the parties. The agreement also provides for (i) a payment to the Company on termination based on terminal year sales and (ii) a right of first negotiation to obtain the product following completion of the term.

3. Inventories

Inventories include finished goods, raw materials, work in process, and pharmaceutical product samples related to the Company’s pharmaceutical products and diagnostic test kits which are used for the collection of specimens from patients. Inventories, which are net of applicable reserves, consist of the following:

	December 31,
	2008	2009
	(In thousands)
Finished products	$7,252	$12,112
Work in process	502	1,726
Raw materials	229	612
Pharmaceutical product samples	217	350
Diagnostic test kits	39	28

	$8,239	$14,828

4. Property and Equipment

Property and equipment consist of the following:

	Depreciable Life in Years	December 31,
		2008	2009
		(In thousands)
Leasehold improvements	7	$6,365	$10,560
Laboratory equipment	5	4,875	6,546
Office furniture and equipment	3-7	2,763	4,433

		14,003	21,539
Accumulated depreciation and amortization		(7,770)	(9,926)

		$6,233	$11,613

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

5. Product Rights, Patents and Other Intangible Assets

In November 2009, the Company completed an 11,000 square foot expansion to its facility, including the addition of an approximately 5,000 square foot dedicated research and development laboratory, totaling $4.1 million. Depreciation and amortization expense related to property and equipment was $1.8 million, $1.8 million and $2.2 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Product rights, patents and other intangible assets include the following:

	Weighted-Average Life in Years	December 31,
		2008	2009
		(In thousands)
Product rights	11.1	$121,830	$354,693
Product license rights	15.0	12,534	12,534
Patents and trademarks	14.1	8,510	8,866
Licensed and other technology	9.2	3,164	5,158

		146,038	381,251
Accumulated amortization		(45,143)	(59,497)

		$100,895	$321,754

Amortization expense related to patent rights, patents and other intangible assets was $3.9 million, $12.4 million and $14.4 million for the years ended December 31, 2007, 2008 and 2009, respectively. Amortization of these product rights, patents, and other intangible assets over the next five years is estimated to be approximately $28.2 million in 2010, $29.6 million in 2011, $30.7 million in 2012, $32.3 million in 2013 and $32.3 million in 2014.

6. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2008	2009
	(In thousands)
Product returns, rebates and chargebacks	$14,120	$24,540
Salaries and benefits	6,467	9,680
Royalties payable	5,159	5,960
Sales incentive payable	1,350	1,124
Other liabilities	1,763	2,325

	$28,859	$43,629

7. Commitments

Operating lease commitments relate primarily to the Company’s laboratory, research and development and administrative facility, and sales force fleet vehicles. Under sales force fleet vehicle lease agreements, the Company has an open-ended lease arrangement, whereby there is an option to terminate the lease of any vehicle after one year or to continue the lease on a month-to-month basis.

The Company’s facility lease expires in December 2012; however, the Company has the option to extend the lease for an additional five years at market value. Under the facility lease, in addition to rent, the Company is also responsible for substantially all costs to operate and maintain the facility and its proportionate share of common area costs during the term of the lease. The cumulative rent to be paid under the lease, net of tenant

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

7. Commitments (Continued)

allowances of $0.7 million is being amortized on a straight-line basis across the term of the lease. Facility operating costs are expensed as incurred.

As of December 31, 2009, future annual minimum lease payments for the Company’s operating leases over a year in term are as follows (in thousands):

2010	$1,272
2011	1,307
2012	1,343

Total minimum lease payments	$3,922

Rent expense was $1.9 million, $2.3 million and $2.2 million for 2007, 2008 and 2009, respectively.

8. Debt

In December 2009, the Company repaid the $65.6 million balance outstanding and terminated its 2007 Credit Agreement (see below). Concurrently, the Company entered into a new credit agreement with a group of financial institutions under which the Company borrowed $210.0 million pursuant to a term loan (the “2009 Credit Facility”). The 2009 Credit Facility also provides a $50.0 million revolving credit facility (the “Revolver”) available to the Company over the term of the 2009 Credit Facility. There have been no borrowings under the Revolver. Under the 2009 Credit Facility, the Company pays a commitment fee of 0.50% to 0.75% per annum on amounts available under the Revolver, based upon the Company’s consolidated leverage ratio. The 2009 Credit Facility and any borrowings under the Revolver bear interest, at the Company’s election, at the British Bankers Association London InterBank Offered Rate (“LIBOR”) plus an increment of 3.50% to 5.00% or the applicable bank’s prime rate (or the federal funds rate plus 0.5%, whichever is higher), plus an increment of 2.50% to 4.00%, such increments being based on the Company’s consolidated leverage ratio. The interest rate on the term loan was 4.75% as of December 31, 2009. In entering into the 2009 Credit Facility, the Company incurred loan fees of approximately $8.5 million, which are capitalized in other assets and amortized as a component of interest expense over the term of the 2009 Credit Facility.

Scheduled maturities of debt under the 2009 Credit Facility are as follows: $31.5 million in 2010, $31.5 million in 2011, $42.0 million in 2012 and $105.0 million in 2013. Under certain conditions and upon the occurrence of certain events such as the sale of equity or debt securities, the Company is required to make mandatory prepayments, including 50% of net proceeds from an initial public offering. The 2009 Credit Facility expires in December 2013. The 2009 Credit Facility requires the Company to be in compliance with covenants including leverage and liquidity ratios. As of and for the year ended December 31, 2009, the Company was in compliance with all required covenants. The 2009 Credit Facility is secured by substantially all of the Company’s assets.

In September 2007, the Company entered into a credit agreement (the “2007 Credit Agreement”) with a group of financial institutions under which the Company borrowed $75.0 million pursuant to a term loan. In entering into the 2007 Credit Agreement, the Company incurred loan fees of approximately $1.3 million, which were capitalized in other assets and amortized as a component of interest expense. In December 2009, unamortized loan fees of $0.7 million were expensed upon the termination of the 2007 Credit Agreement to interest expense. During 2009, the effective annual interest rate on the 2007 Credit Agreement was 4.1%.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

8. Debt (Continued)

Long-term debt consists of the following:

	December 31,
	2008	2009
	(In thousands)
2009 Credit Facility	$—	$210,000
2007 Credit Agreement	71,250	—
Less current portion of debt	(7,500)	(31,500)

	$63,750	$178,500

9. Capital Stock

Preferred Stock

As of December 31, 2008 and 2009, there were 1,560,000 shares of Convertible Series A Preferred Stock (the “Series A Preferred Stock”), 2,809,998 shares of Convertible Series B Preferred Stock (the “Series B Preferred Stock”), 5,517,241 shares of Series C Preferred Stock, 15,142,860 shares of Series D Preferred Stock and 10,385,757 shares of Series E Preferred Stock outstanding. All Series of Preferred Stock are convertible into equal shares of common stock, subject to certain anti-dilution adjustments, at any time at the option of the holders, or automatically upon the closing of an underwritten public offering of the Company’s common stock under the Securities Act of 1933, as amended, with gross proceeds of not less than $35 million and at a price of not less than $6.74 per common share (a “Qualified Public Offering”). The holders of each share of the convertible preferred stock are entitled to one vote for each equivalent share of common stock into which such stock would convert.

In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, the Series E Preferred Stock is senior in liquidation preference to all other series of preferred stock and to the common stock. The Series D Preferred Stock is senior to the Series A, Series B and Series C Preferred Stock and the common stock with respect to liquidation preferences. With the exception of certain deemed liquidations, the holders of the Series A, Series B, Series C, Series D and Series E Preferred Stock are entitled to receive liquidation values (the “Liquidation Value”) of $0.33, $1.00, $1.45, $1.75 and $3.37 per share, respectively. The Liquidation Value for Series A, Series B, Series C, Series D and Series E Preferred Stock is increased annually by a preference rate of $0.0167, $0.05, $0.0725, $0.13125 and $0.25275 per share, respectively, less any of the preference previously paid by the Company.

All outstanding series of preferred stock are entitled to share in dividends declared with the common stock based on their equivalent common shares. However, all the cumulative preference must be paid before a dividend can be declared. The Company has never declared or paid dividends on its capital stock.

The following is a summary of convertible preferred stock designated, issued and outstanding, and the related liquidation value as of December 31, 2009 (in thousands except par value):

	Par Value	Shares Designated	Shares Issued and Outstanding	Liquidation Value
Series A	$0.001	1,560	1,560	$867
Series B	$0.001	2,810	2,810	4,634
Series C	$0.001	5,517	5,517	12,723
Series D	$0.001	15,561	15,143	46,958
Series E	$0.001	10,475	10,386	57,762

Total		35,923	35,416	$122,944

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

9. Capital Stock (Continued)

Until April 10, 2007, the holders of each series of the Series C, Series D and Series E Preferred Stock could have elected to have their shares redeemed by the Company for the applicable Liquidation Value on April 30, 2007 (the “Redemption Right”). The aggregate repurchase price should each of the Series C, Series D and Series E Preferred Stock have elected to have their shares redeemed would have been $104.1 million on April 30, 2007. However, the holders of the Series C, Series D and Series E Preferred Stock did not exercise the Redemption Right during the election period which ended on April 10, 2007 and, as a result, there are no further redemption rights with respect to the Series C, Series D and Series E Preferred Stock. Accordingly, the Series C, Series D and Series E Preferred Stock were reclassified to shareholders’ equity as of that date.

The increase in the Liquidation Value through April 10, 2007, plus the accretion to Liquidation Value for the original issuance costs which originally were netted against the value of the redeemable preferred stock, are presented as a reduction of the net income attributable to common shareholders. This was offset by the reversal of the accretion to Liquidation Value, including issuance costs, upon the expiration of the Redemption Right on April 10, 2007, and is presented as an increase to net income attributable to common shareholders for the year ended December 31, 2007.

Common Stock

As of December 31, 2009, there were 9,370,773 shares of common stock outstanding. Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Company’s Board of Directors, subject to the prior rights of the preferred shareholders; however, during the respective terms of the 2009 Credit Facility and 2007 Credit Agreement, payments of dividends are prohibited and certain other restricted cash payments to shareholders cannot exceed $500,000.

The following shares of common stock are reserved for future issuance at December 31, 2009 (in thousands):

Conversion of preferred stock	35,416
Warrants outstanding	439
Stock option plan:
Issued and outstanding	9,375
Available for grant	21

Common stock reserved for future issuance	45,251

Stock Options and Warrants

Prometheus’ 2000 Equity Incentive Plan (the “2000 Plan”) provides for the grant of incentive stock options, non-qualified stock options and stock issuances to employees, directors and consultants up to a maximum of 13,180,000 shares (inclusive of 1997 Equity Incentive Plan shares granted and outstanding or issued under prior employee stock plans). At December 31, 2009, a total of 9,375,429 shares were outstanding under options, 20,866 shares were available for grants and no restricted stock was outstanding under the 2000 Plan. Options granted under the 2000 Plan generally expire no later than 10 years from the date of grant (five years for a 10% shareholder). Options are generally granted to all employees when hired and vest over a period of four years. The exercise price of incentive stock options must be equal to at least the fair value of the Company’s common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company’s common stock on the date of grant.

In April 2001, the Company issued warrants to purchase 4,466,224 shares of its common stock (the “Senior Note Warrants”) at an initial exercise price of $0.01 per share in conjunction with the placement of its Senior

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

9. Capital Stock (Continued)

Notes, having an aggregate principal value of $60.0 million. The Senior Note Warrants were exercisable, in whole or in part, at any time through April 30, 2008, at which date all Senior Note Warrants outstanding were to be automatically exercised. In July 2007, 521,059 of the Senior Note Warrants were redeemed at the then estimated fair value of $5.23 per share, for $2.7 million. In April 2008, 2,568,079 of the Senior Note Warrants were put by the holders of such warrants to the Company at the then fair value of $9.08 per share, for an aggregate of $23.3 million that was paid in April and May 2008. In addition, on April 30, 2008, 1,375,568 shares of the Company’s common stock were issued pursuant to the automatic cashless exercise of the remaining 1,377,086 Senior Note Warrants.

In connection with a loan agreement entered into in June 2000, the Company issued warrants (the “Series D Warrants”) for the purchase of 417,942 shares of its Series D Redeemable Convertible Preferred Stock at $1.75 per share, none of which have been exercised as of December 31, 2009. The warrants are exercisable, in whole or in part, at any time from the date of grant through the later of ten years after the date of grant or five years after the closing of the Company’s initial public offering.

In April 2000, the Company issued a warrant to purchase 21,429 shares of its common stock to a bank at a purchase price of $1.75 per share, none of which have been exercised as of December 31, 2009, in conjunction with the extension of a credit agreement. The warrants are exercisable, in whole or in part, at any time from the date of grant up to the third anniversary of the date the Company completes an initial public offering.

In June 2005, the FASB revised authoritative guidance for Distinguishing Liabilities from Equity. The revised guidance was effective for all periods presented after July 1, 2005 and concluded that warrants for shares that can be put to a company for redemption by the holders for cash should be accounted for as liabilities. In accordance with the guidance, and as a result of increases in the fair value of the Senior Note Warrants, the Company recorded an increase in liabilities and interest expense totaling $31.1 million in 2007. The Company recorded a decrease in liabilities and interest expense of $5.6 million relating to the reduction in the fair value of the redeemable warrants in 2008.

Effective January 1, 2006, the Company adopted the FASB revised authoritative guidance for Stock Compensation which requires compensation cost related to share-based transactions, including employee stock options, to be recognized in the financial statements at fair value. The guidance has been applied prospectively and the Company will continue to account for non-vested employee awards outstanding prior to the date of adoption using the intrinsic method.

In calculating stock-based compensation costs, the Company estimated the fair value of stock options using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived, exchange-traded options that have no vesting restrictions and are fully transferable. The Company is required to estimate the number of awards that will be forfeited in calculating compensation costs. Such costs are then recognized over the requisite service period of the awards on a straight-line basis.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option pricing model were as follows for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
Weighted-average fair value of common stock	$5.76	$8.52	$5.68
Weighted-average fair value of stock options granted	$3.24	$4.01	$3.40
Expected term (in years)	6.1	6.1	6.1
Expected volatility	53.7%	45.0%	63.4%
Risk-free interest rate	4.8%	2.8%	2.4%
Expected dividend yield	0%	0%	0%

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

9. Capital Stock (Continued)

Fair Value of Common Stock—Due to the absence of an active market for the Company’s common stock, the Company’s Board of Directors is required to determine the fair value of the common stock for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining the fair value, the Board of Directors considered both quantitative and qualitative factors including the rights, preferences and liquidity of the Company’s preferred and common stock, current and projected operating and financial performance, the status of new product development or acquisitions, financial market conditions and the market prices of similar companies and contemporaneous valuations provided by management.

As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net income and net income per share could have been significantly different.

Expected Term—The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. As a result, for stock option grants made during the years ended December 31, 2007, 2008 and 2009, the expected term was estimated using the “simplified method” allowed under the FASB authoritative guidance for Stock Compensation.

Volatility—As the Company is not publicly traded and therefore has no trading history, stock price volatility was estimated by taking an even blend of historical and implied volatility of industry peers of a similar size whose shares are publicly traded.

Risk-Free Interest Rate—The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock option grants.

Expected Dividend Yield—The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future.

Forfeitures—The Company is required to estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from the Company’s estimates. The Company evaluates forfeitures on a periodic basis and records stock-based compensation only for these awards that vest, or are expected to vest.

The Company recognized stock-based compensation expense of $2.1 million, $2.9 million and $4.5 million for the years ended December 31, 2007, 2008 and 2009, respectively. The Company also recognized net income tax benefits of $0.4 million, and $0.3 million in the statements of income for the years ended December 31, 2007 and 2009, respectively. There were no material net income tax benefits recognized in 2008. The total compensation cost related to non-vested awards not yet recognized is $8.3 million and $10.9 million as of December 31, 2008 and 2009, respectively. The weighted-average period over which this expense is expected to be recognized is approximately 2.0 years. In November 2007, the Board of Directors modified and vested a performance option exercisable for 125,000 shares of common stock granted to an executive, resulting in a $1.0 million charge to stock-based compensation.

Stock-based compensation is reflected in the consolidated statement of income as follows for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	2007	2008	2009
Selling, general and administrative	$1,797	$2,104	$3,597
Research and development	268	601	599
Cost of goods sold	52	159	321

	$2,117	$2,864	$4,517

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

9. Capital Stock (Continued)

The following table summarizes stock option activity under the 2000 Plan and for other warrants and options for the three years ended December 31, 2009 (in thousands, except weighted-average exercise prices):

	2000 Plan		Other Warrants and Options
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, December 31, 2006	7,949	$2.14	4,906	$0.17
Granted	1,649	$5.76	—	—
Exercised	(680)	$1.14	—	—
Forfeited	(164)	$3.04	—	—
Expired	(461)	$2.23	(521)	$0.01

Outstanding, December 31, 2007	8,293	$2.92	4,385	$0.18
Granted	1,700	$8.52	—	—
Exercised	(323)	$0.77	1,377	$0.01
Forfeited	(274)	$6.89	—	—
Expired	(574)	$1.86	(2,569)	$0.01

Outstanding, December 31, 2008	8,822	$4.03	439	$1.75
Granted	2,004	$5.68	—	—
Exercised	(380)	$2.08	—	—
Forfeited	(296)	$6.36	—	—
Expired	(775)	$2.49	—	—

Outstanding, December 31, 2009	9,375	$4.51	439	$1.75

The number of shares vested and exercisable under the 2000 Plan at December 31, 2007, 2008 and 2009 were 5.4 million shares, 5.9 million shares and 6.0 million shares, respectively, with a weighted-average exercise price of $2.14, $2.72 and $3.51 per share, respectively. All of the other warrants and options as of December 31, 2007, 2008 and 2009 were exercisable.

The following table summarizes (i) the weighted-average grant date fair value for options granted, (ii) the total intrinsic value of options exercised and (iii) the total fair value of shares vested under the 2000 Plan during the years ended December 31, 2007, 2008 and 2009 (in thousands, except weighted-average fair values):

	2007	2008	2009
Weighted-average fair value of options granted	$3.24	$4.01	$3.40
Total intrinsic value of options exercised	$2,184	$2,094	$1,302
Total fair value of shares vested	$2,180	$3,838	$974

The weighted-average fair value of the options granted are based on the Black-Scholes option-pricing model discussed above. No warrants or other options were granted outside of the 2000 Plan during the years ended December 31, 2007, 2008 or 2009, respectively.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

9. Capital Stock (Continued)

The following table summarizes the number, weighted-average exercise price and term and aggregate intrinsic value of options under the 2000 Plan and for other warrants and options as of December 31, 2009 (in thousands, except weighted-average exercise price and contractual term):

	Option/ Warrant Shares Outstanding	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Contractual Term
2000 Plan:
Outstanding	9,375	$4.51	$13,712	6.7
Vested and expected to vest	8,846	$4.51	$12,916	6.7
Exercisable	5,982	$3.51	$13,242	5.5
Other Warrants and Options:
Outstanding, vested and exercisable	439	$1.75	$1,573	5.1

The aggregate intrinsic values shown in the table above are equal to the difference between the fair value of the Company’s common stock at December 31, 2009 and the exercise price of stock options and warrants where such exercise price exceeds such fair value.

The following table summarizes by price ranges the number of shares, weighted-average exercise price and remaining life (in years) for options and warrants exercisable and for the total outstanding as of December 31, 2009 (in thousands, except weighted-average exercise price and life):

Price Range	Exercisable		Total Outstanding
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted-Average
				Exercise Price	Life
2000 Plan:
$0.10 - $1.03	95	$0.42	95	$0.42	0.5
$1.04 - $2.07	252	$1.58	252	$1.58	1.6
$2.08 - $3.10	4,147	$2.51	4,302	$2.52	5.0
$3.11 - $5.16	56	$3.87	80	$3.87	6.8
$5.17 - $6.20	724	$5.28	3,007	$5.53	8.9
$6.21 - $7.23	29	$6.97	107	$6.97	8.9
$7.24 - $8.27	45	$7.80	79	$7.80	7.7
$8.28 - $9.30	556	$8.57	1,317	$8.60	8.5
$9.31 - $10.34	78	$10.34	136	$10.34	7.9

Total 2000 Plan	5,982	$3.51	9,375	$4.51	6.7

Other Warrants and Options:
$1.75	439	$1.75	439	$1.75	5.1

Total other	439	$1.75	439	$1.75	5.1

Options or stock awards issued to non-employees are recorded at their fair value in accordance with the FASB authoritative guidance for Stock Compensation are periodically re-measured, and are recognized over the related performance period. There were no material expenses relating to non-employee service costs during the years ended December 31, 2007, 2008 or 2009.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

10. Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan (the “401(k) Savings Plan”) covering substantially all employees who have been employed for at least 30 days and meet certain age requirements. Employees may contribute up to 50% of their compensation per year (subject to a maximum limit prescribed by federal tax law). Under the 401(k) Savings Plan, the Company may elect to match a discretionary percentage of employee contributions. Beginning in January 2006, the Company began matching 100% of employees’ contributions up to 3% of the employees’ eligible salary. In addition, for 2007, 2008 and 2009 the Company elected to make a discretionary profit sharing contribution 1.5%, 1.0% and 2.0%, respectively, of employees’ eligible salary (subject to a maximum limit prescribed by federal tax law). The Company contributions resulted in charges of $1.2 million in 2007, $1.3 million in 2008 and $1.7 million in 2009.

11. Income Taxes

The provision for income tax consists of the following:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)
Current:
Federal	$20,773	$20,209	$26,109
State	6,516	5,347	5,842

Total current	27,289	25,556	31,951
Deferred:
Federal	(3,018)	(1,946)	(6,746)
State	(1,978)	(570)	737

Provision for income taxes	$22,293	$23,040	$25,942

The provision for income tax reconciles to the amount computed by applying the federal statutory rate to income before tax as follows:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)
Federal income taxes at statutory rate	$9,314	$21,093	$20,312
Accretion of redeemable warrants	10,880	(1,961)	—
Non-deductible stock issuance costs	—	1,185	169
State tax, net of federal benefit	2,907	3,171	3,128
California deferred tax asset write-down	—	—	1,155
Exempt income	(872)	(105)	(3)
Other, net	64	(343)	1,181

Provision for income taxes	$22,293	$23,040	$25,942

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2008 and 2009 are as follows:

	2008	2009
	(In thousands)
Deferred tax assets:
Intangible assets	$18,236	$18,491
Allowance for doubtful accounts	1,787	1,795
Accrued sales returns and allowances	5,799	9,964
State taxes	950	1,059
Deferred rent	375	289
Accrued compensation	551	518
Stock-based compensation	1,207	2,040
Inventory reserves and capitalization	119	1,719
Unrealized losses on other investments	—	864
Other	126	244

Total deferred tax assets	29,150	36,983
Valuation allowance	—	(864)

Total net deferred tax assets	$29,150	$36,119

Deferred tax liabilities:
Depreciation	(34)	(926)
Prepaid expenses and other	(323)	(393)

Total deferred liabilities	(357)	(1,319)

Net deferred tax asset	$28,793	$34,800

The Company believes that it is more likely than not that it will have sufficient taxable income to utilize the majority of its deferred tax assets. As of December 31, 2009, the Company has provided a valuation allowance on federal and state net capital losses of $0.9 million. The valuation allowance reflects the uncertainty surrounding the Company’s ability to generate sufficient capital gains to utilize all capital losses.

A summary of the changes in the amount of unrecognized tax benefits for 2008 and 2009 is as follows:

	2008	2009
Beginning balance of unrecognized tax benefits	$—	$—
Additions based on prior year tax positions	—	678

Ending balance of unrecognized tax benefits	$—	$678

During the year ended December 31, 2009, the Company had an increase in unrecognized tax benefits of $0.7 million. The $0.7 million relates to the timing of tax deductions and as such, none of the amount, if recognized, would affect the Company’s effective tax rate. The Company is currently in the appeals phase of an IRS audit of its federal tax returns for the 2005 through 2007 tax years. The Company expects the appeals process to be completed during the year ended December 31, 2010. The Company expects any currently unrecognized tax benefits to be paid within 12 months of December 31, 2009.

It is the Company’s policy to include interest and penalties related to income tax matters as a component of income tax expense. Interest expense related to income tax matters of approximately $0.3 million was accrued as of December 31, 2009.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

Material filings subject to future examination include the Company’s 2008 federal tax return and California tax returns filed for the 2005 through 2008 tax years.

Tax benefits of $0.4 million, $0.0 million, and $0.3 million for the years ended December 31, 2007, 2008 and 2009, respectively, related to employee stock compensation programs were credited to Shareholders’ Equity.

12. Supplemental Cash Flow Information

The following summarizes the significant non-cash investing and financing activities of the Company and provides other supplemental cash flow information.

Non-cash financing activities included non-cash interest expense recorded relating to loan fees (See Note 8), and non-cash interest expense recorded on the accretion of the redeemable warrants to fair value (See Note 9) and $27.4 million from the present value of deferred upfront extension payments recorded in conjunction with the Proleukin asset acquisition (See Note 2).

Net cash from operating activities reflects cash payments for interest expense of $2.6 million, $3.4 million and $2.2 million in the years ended December 31, 2007, 2008 and 2009, respectively, and cash payments for income taxes of $27.6 million, $28.1 million and $32.1 million in the years ended December 31, 2007, 2008 and 2009, respectively.

13. Segment Information

The Company has two reportable business segments: pharmaceutical products and diagnostic testing services. The pharmaceutical products segment includes Entocort for the treatment of Crohn’s disease, Lotronex for the treatment of diarrhea-predominant irritable bowel syndrome (beginning in November 2007), Imuran for the treatment of rheumatoid arthritis, Helidac for the eradication of helicobacter pylori, the leading cause of peptic ulcers, and Ridaura for the management of rheumatoid arthritis as well as other smaller prescription products. The diagnostic testing services segment includes specialized diagnostic tests to aid physicians in making difficult diagnoses with non-invasive testing and to assist them in determining therapy treatment and management, thereby helping a physician customize treatment to an individual patient.

The Company manages the commercial organization and related support organizations through a centralized management team. The Company’s business segment performance is managed and evaluated on net sales, cost of sales and the resulting gross margin. The Company does not allocate selling, general and administrative research and development, and other indirect costs to its business segments for performance assessment.

The Company does not have significant international revenues. Therefore, the Company has determined it is not useful to disclose revenues and the related segment expenses by geographic region. The Company has no inter-segment revenues.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

13. Segment Information (Continued)

The following table reports net sales, cost of sales and gross margin for the Company’s reportable segments for the years ended December 31, 2007, 2008 and 2009:

	Pharmaceutical Products	Diagnostic Testing Services	Total
	(In thousands)
2007
Net sales	$143,655	$77,285	$220,940
Cost of sales(1)	75,715	14,846	90,561

Gross margin	$67,940	$62,439	130,379

Operating expenses:
Selling, general and administrative			60,985
Research and development			13,024

Income from operations			$56,370

2008
Net sales	$195,985	$82,073	$278,058
Cost of sales(1)	109,646	16,012	125,658

Gross margin	$86,339	$66,061	152,400

Operating expenses:
Selling, general and administrative			81,626
Research and development			14,628

Income from operations			$56,146

2009
Net sales	$256,777	$84,726	$341,503
Cost of sales(1)	150,477	18,782	169,259

Gross margin	$106,300	$65,944	172,244

Operating expenses:
Selling, general and administrative			87,419
Research and development			21,787

Income from operations			$63,038

(1)	Pharmaceutical product cost of sales includes the amortization of acquired intangible assets which is reported separately in the accompanying statements of operations.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

13. Segment Information (Continued)

The following table reports assets that are identifiable to the Company’s pharmaceutical products and diagnostic testing services segments as of December 31, 2008 and 2009:

	Pharmaceutical Products	Diagnostic Testing Services	Corporate and Unallocated	Total
	(In thousands)
2008
Accounts receivable, net	$18,293	$18,854	$—	$37,147
Inventory, net	8,200	39	—	8,239
Other current assets	118	624	4,847	5,589
Property and equipment, net	—	1,881	4,352	6,233
Intangible assets, net	98,870	1,944	81	100,895

2009
Accounts receivable, net	$24,953	$16,165	$—	$41,118
Inventory, net	14,800	28	—	14,828
Other current assets	19	1,424	4,739	6,182
Property and equipment, net	—	2,851	8,762	11,613
Intangible assets, net	317,924	3,748	82	321,754

14. Contingencies

Many of the Company’s products are protected by, owned or licensed intellectual property rights including patents, trademarks, trade secrets and other proprietary rights. The Company also has patent and trademark applications pending for both its marketed products and for products it has in development. The Company is and has been involved in litigation to protect and defend its intellectual property rights. If the litigation is not successful or should the Company’s patents be invalidated, it could have a material adverse effect on the Company’s business.

There can be no assurance others will not design competing products that do not infringe the Company’s intellectual property rights, that they will not introduce products that infringe on the Company’s proprietary rights or that the Company will be able to successfully assert its intellectual property rights to protect its products. In addition, if any of the Company’s products are found to infringe on the proprietary rights of others, unless the Company could acquire or obtain a license to such rights, the Company would have to withdraw its infringing products from the market. If others are successful in introducing competing products, designing around or invalidating the Company’s intellectual property, or should the Company be unsuccessful in securing third-party rights necessary to commercialize its products, it could have a material, adverse effect on the Company’s business.

From time to time, the Company is involved in legal proceedings or encounters regulatory or other matters in the ordinary course of business that have or may result in unasserted or asserted claims or litigation. At December 31, 2009 and 2008, there were no contingencies that are considered material and probable and as a result no amounts have been accrued at either date.

Prometheus Laboratories Inc.

Notes to Consolidated Financial Statements (Continued)

15. Subsequent Events (Unaudited)

The Company evaluates events and transactions that occur after the balance sheet date as potential subsequent events, requiring disclosure and/or adjustment of the consolidated financial statements as of the balance sheet date. The Company has completed an evaluation of all subsequent events through the issuance date of these consolidated financial statements and has determined that the following subsequent matter required disclosure.

In March 2010, the Company entered into a non-exclusive collaboration agreement with Bayer Schering Pharma AG (“Bayer”), which partners the Company’s proprietary oncology diagnostic platform with Bayer’s broad oncology pharmaceutical pipeline. Under the terms of the non-exclusive agreement, the Company will be eligible for upfront and milestone payments of up to approximately $160.0 million if certain of Bayer’s drug candidates are successfully developed and obtain regulatory approval.

             Shares

Prometheus RxDx, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

SunTrust Robinson Humphrey

Cowen and Company

Wedbush PacGrow Life Sciences

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the registration of the common stock hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market listing fee.

Item	Amount to be paid
SEC Registration Fee		$3,070
FINRA Filing Fee		10,500
Nasdaq Global Select Market Listing Fee		150,000
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky, Qualification Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding — other than an action by or in the right of the corporation — by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe their conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Our certificate of incorporation eliminates the liability of each of our directors for monetary damages to the fullest extent permitted by law. Our certificate of incorporation further authorize us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. Our certificate of incorporation and our bylaws further provide for indemnification of our officers and directors to the extent permitted by applicable law, and also permit the indemnification of other corporate agents to the extent permitted by applicable law at the discretion of our Board of Directors. Additionally, we maintain insurance policies which insure our officers and directors against certain liabilities.

We have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by us or in our right, on account of services by that person as a director or officer of our company or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

Lastly, the underwriting agreement (Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act of 1933 or otherwise in connection with this offering.

The foregoing summaries are necessarily subject to the complete text of the Delaware General Corporation Law, our certificate of incorporation, our bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 15.	Recent Sales of Unregistered Securities

We are a Delaware corporation and a wholly owned subsidiary of Prometheus Laboratories Inc. We were formed to implement a holding company structure as a result of which we will become a holding company for Prometheus Laboratories Holdings, Inc., which will in turn be a holding company for Prometheus Laboratories Inc.

During the last three years, Prometheus Laboratories Inc. has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities:

1.	From March 1, 2007 through February 28, 2010, Prometheus Laboratories Inc. granted stock options to purchase 5,577,440 shares of its common stock at exercise prices ranging from $3.87 to $10.34 per share to its employees, directors and consultants under its 2000 and 2009 Equity Incentive Award Plans. During this period, options for 25,400 shares under the 1997 Equity Incentive Award Plan and options for 2,407,245 shares under the 2000 Equity Incentive Award Plan expired or were forfeited. During that time, options to purchase 485,625 and 939,658 shares of Prometheus Laboratories Inc. common stock were exercised under our 1997 Equity Incentive Award Plan and 2000 Equity Incentive Award Plan, respectively, for an aggregate consideration to us of $1,870,497.

2.

On January 4, 2008, Prometheus Laboratories Inc. issued 1,250,000 shares of its common stock to GlaxoSmithKline as partial consideration for its purchase of the exclusive rights to LOTRONEX® (alosetron hydrochloride) Tablets in the United States from GlaxoSmithKline.

3.	In April 2008 Prometheus Laboratories Inc. issued 1,375,568 shares of its common stock pursuant to the automatic cashless exercise of warrants to purchase 1,377,086 shares of its common stock.

The sales and issuances of securities in the transactions described in paragraph (1) above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or in reliance upon Section 4(2) promulgated under the Securities Act of 1933, as amended. The recipients of securities issued in reliance upon Section 4(2) were all officers or directors of the Company. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through employment or other relationships, to information about us.

The issuance of the common stock in the transaction described in paragraph (2) above was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. The purchaser represented that it was an accredited investor as defined under the Securities Act of 1933, as amended. Such exemption was claimed on the basis that, among other things, (a) the purchaser represented that it intended to acquire the securities for investment only and not with a view to the distribution thereof and that it received and reviewed adequate information about Prometheus Laboratories Inc. and has had an opportunity to discuss the business, management and financial affairs of Prometheus Laboratories Inc. with management and to review our facilities and (b) appropriate legends are required to be affixed to the stock certificate issued in such transactions.

The issuance of the common stock underlying the warrants described in paragraph (3) above was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering.

In connection with the IPO reorganization and prior to the completion of this offering, Prometheus Laboratories Inc. will be merged with our subsidiary, Prometheus California Inc., with Prometheus Laboratories Inc. surviving the merger and continuing as our operating subsidiary. At the effective time of the merger, outstanding shares of the common stock of Prometheus Laboratories Inc. will be converted into the right to receive shares of our common stock on a one-for-one basis, and the existing shareholders of Prometheus Laboratories Inc. will become our stockholders. In addition, we will assume the equity plans of Prometheus Laboratories Inc., the options and rights granted thereunder, as well as any outstanding warrants previously granted to purchase shares of capital stock of Prometheus Laboratories Inc., all on a one-for-one basis and on the same terms and conditions. This conversion will be deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration under Section 3(a)(10) thereof.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The attached Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts ($ in millions)

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Allowance Reductions/ Write-offs	Balance at End of Period(1)
Year ended December 31, 2007	$4.5	$2.8	$5.3	$2.0
Year ended December 31, 2008	2.0	3.2	2.8	2.4
Year ended December 31, 2009	2.4	3.9	4.3	2.0

(1)	Included as a reduction of accounts receivable

The following table provides a summary of activity with respect to our pharmaceutical allowances ($ in millions):

	Sales Returns	Managed Care, Medicare and Medicaid Rebates	Chargebacks	Discounts and Other Allowances
Balance December 31, 2006	$5.7	$2.3	$1.5	$0.8
Current Provision(1)	4.2	2.3	5.6	4.6
Credits Issued(2)	(2.7)	(3.2)	(5.7)	(5.0)
Changes in Prior Year Estimate(3)	—	(0.1)	—	—

Balance December 31, 2007	7.2	1.3	1.4	0.4
Current Provision(1)	4.5	5.1	7.5	7.6
Credits Issued(2)	(2.0)	(4.5)	(7.5)	(6.8)
Changes in Prior Year Estimate(3)	0.3	—	—	—

Balance December 31, 2008	10.0	1.9	1.4	1.2
Current Provision(1)	7.1	9.6	14.1	16.7
Credits Issued(2)	(5.1)	(6.8)	(12.1)	(14.8)
Changes in Prior Year Estimate(3)(4)	0.3	(0.1)	1.7	—

	$12.3	$4.6	$5.1	$3.1

(1)	Represents allowances for sales returns, managed care, Medicare and Medicaid rebates, chargebacks, discounts and other allowances related to sales in the applicable year.

(2)	Credits are reported in the year that they are issued. In general, sales returns are received in years subsequent to year of sale while credits for the other pharmaceutical allowances relate to sales in both the current year and the immediately preceding year.

(3)	Changes in estimate relating to sales returns represent adjustments to allowances recorded related to prior years’ sales.

(4)	Changes in prior year estimate relating to chargebacks include a retroactive rebate assessment of $1.8 million related to the Tricare Retail Pharmacy program.

For a description of pharmaceutical allowances, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Prometheus RxDx, Inc. has duly caused this Amendment No. 13 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of San Diego, State of California on March 25, 2010.

Prometheus RxDx, Inc.

By:	/S/ JOSEPH M. LIMBER
Joseph M. Limber
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 13 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/S/ JOSEPH M. LIMBER Joseph M. Limber	President, Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2010

	/S/ MARK E. SPRING Mark E. Spring	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2010

	* Timothy R.G. Sear	Chairman of the Board of Directors	March 25, 2010

	* Rolf A. Classon	Director	March 25, 2010

	* David A. Durkin	Director	March 25, 2010

	* Kathleen D. LaPorte	Director	March 25, 2010

	* Jean-Pierre Millon	Director	March 25, 2010

	* Adele C. Oliva	Director	March 25, 2010

	* Stephan R. Targan, M.D.	Director	March 25, 2010

	* Robert S. Whitehead	Director	March 25, 2010

*By:	/S/ JOSEPH M. LIMBER Joseph M. Limber Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger by and among Prometheus Laboratories Inc., Prometheus RxDx, Inc. and Prometheus California Inc.

3.1**	Certificate of Incorporation of the Registrant, as currently in effect

3.3	[Reserved]

3.4**	Bylaws of the Registrant, as currently in effect

4.1*	Form of the Registrant’s Common Stock Certificate

4.2**	Amended and Restated Shareholders’ Agreement of Prometheus Laboratories Inc. dated April 30, 2001

4.3**	Registration Rights Agreement of Prometheus Laboratories Inc. dated April 30, 2001

4.4**	Warrant to Purchase Shares of Common Stock, dated April 6, 2000, issued by Prometheus Laboratories Inc. to Imperial Bancorp

4.5**	Warrant to Purchase Shares of Series D Preferred Stock, dated May 30, 2000, issued by Prometheus Laboratories Inc. to TBCC Funding Trust II

4.6**	Warrant to Purchase Shares of Series D Preferred Stock, dated June 6, 2000, issued by Prometheus Laboratories Inc. to Meier Mitchell & Company

4.7**	Form of Warrant to Purchase Shares of Common Stock, dated April 30, 2001

4.8**	Amendment to Warrant to Purchase Stock by and between Prometheus Laboratories Inc. and Comerica Incorporated, as successor in interest to Imperial Bancorp, dated June 29, 2008

5.1*	Opinion of Latham & Watkins LLP

9.1*	Form of Voting Trust Agreement

10.1	Form of Director and Executive Officer Indemnification Agreement

10.2#**	1997 Equity Incentive Award Plan and forms of option agreements thereunder

10.3#**	2000 Equity Incentive Award Plan and forms of option agreements thereunder

10.4#	Independent Director Compensation Policy

10.5#**	2006 Management Bonus Plan

10.6#**	2007 Management Bonus Plan

10.7#**	2008 Management Bonus Plan

10.8#**	2009 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder

10.9#**	2009 Employee Stock Purchase Plan

10.10#**	Form of Change in Control Severance Agreement

10.11#**	Employment Agreement effective October 26, 2007 by and between Prometheus Laboratories Inc. and Joseph M. Limber

10.12†#**	Personal Services Agreement dated June 1, 2006 by and between Prometheus Laboratories Inc. and Stephen R. Targan, M.D.

Exhibit Number	Description
10.13†#**	Personal Services Agreement dated June 1, 2007 by and between Prometheus Laboratories Inc. and Stephen R. Targan, M.D.

10.14†**	Distribution Agreement dated November 19, 2004 by and between Prometheus Laboratories Inc. and AstraZeneca LP

10.15†**	First Amendment to Distribution Agreement dated December 2, 2004 by and between Prometheus Laboratories Inc. and AstraZeneca LP

10.16†**	Second Amendment to Distribution Agreement dated November 10, 2005 by and between Prometheus Laboratories Inc. and AstraZeneca LP

10.17†**	Third Amendment to Distribution Agreement dated January 18, 2006 by and between Prometheus Laboratories Inc. and AstraZeneca LP

10.18†**	Asset Purchase and Sale Agreement dated October 31, 2007 by and between Prometheus Laboratories Inc., SmithKline Beecham Corporation d/b/a GlaxoSmithKline and Glaxo Group Limited

10.19**	Amendment No. 1 to the Asset Purchase and Sale Agreement dated December 21, 2007 by and between Prometheus Laboratories Inc., SmithKline Beecham Corporation d/b/a GlaxoSmithKline and Glaxo Group Limited

10.20†**	Supply Agreement dated October 31, 2007 by and between Prometheus Laboratories Inc. and SmithKline Beecham Corporation d/b/a GlaxoSmithKline

10.21†**	Exclusive License Agreement dated August 14, 1996 by and among Prometheus Laboratories Inc., Cedars-Sinai Medical Center and the Regents of the University of California

10.22†**	Exclusive License Agreement dated December 1, 1999 by and between Prometheus Laboratories Inc. and the Regents of the University of California

10.23**	First Amendment to License Agreement dated May 18, 2000 by and between Prometheus Laboratories Inc. and the Regents of the University of California

10.24**	Second Amendment to License Agreement dated May 15, 2001 by and between Prometheus Laboratories Inc. and the Regents of the University of California

10.25†	Credit Agreement dated December 21, 2009 among Prometheus Laboratories Inc., the Guarantors from time to time party thereto, Bank of America, N.A., SunTrust Bank and the other lenders party thereto

10.26**	Lease dated June 22, 2005 by and between Prometheus Laboratories Inc. and The Irvine Company

10.27†**	Distribution and Inventory Management Services Agreement dated May 1, 2004 by and between Prometheus Laboratories Inc. and McKesson Corporation

10.28**	Amendment No. 1 to the Distribution and Inventory Management Services Agreement dated December 10, 2004 by and between Prometheus Laboratories Inc. and McKesson Corporation

10.29**	Amendment No. 2 to the Distribution and Inventory Management Services Agreement dated November 6, 2007 by and between Prometheus Laboratories Inc. and McKesson Corporation

10.30†**	Distribution and Inventory Management Services Agreement dated June 1, 2004 by and between Prometheus Laboratories Inc. and Cardinal Health Inc.

10.31**	Amendment No. 1 to the Distribution and Inventory Management Services Agreement dated December 10, 2004 by and between Prometheus Laboratories Inc. and Cardinal Health Inc.

10.32**	Amendment No. 2 to the Distribution and Inventory Management Services Agreement dated April 13, 2006 by and between Prometheus Laboratories Inc. and Cardinal Health Inc.

Exhibit Number	Description
10.33†**	Amendment No. 3 to the Distribution and Inventory Management Services Agreement dated December 1, 2007 by and between Prometheus Laboratories Inc. and Cardinal Health Inc.

10.34†**	Settlement Agreement and Mutual Release and License Amendment dated June 30, 2006 by and between Prometheus Laboratories Inc., Cedars-Sinai Medical Center and the Regents of the University of California

10.35†**	Exclusive License Agreement dated March 29, 2004 by and between Prometheus Laboratories Inc. and Corixa Corporation

10.36†#**	Personal Services Agreement, dated June 1, 2008 by and between Prometheus Laboratories Inc. and Stephan R. Targan, M.D.

10.37†**	Amendment No. 3 to the Distribution and Inventory Management Services Agreement dated December 1, 2008 by and between Prometheus Laboratories Inc. and McKesson Corporation

10.38†**	Amendment No. 4 to the Distribution and Inventory Management Services Agreement dated January 1, 2009 by and between Prometheus Laboratories Inc. and Cardinal Health Inc.

10.39†#**	Personal Services Agreement dated July 15, 2009 by and between Prometheus Laboratories Inc. and Stephan R. Targan, M.D.

10.40**	Amendment Number 1 to Supply Agreement dated December 14, 2009 by and between Prometheus Laboratories Inc. and SmithKline Beecham Corporation d/b/a GlaxoSmithKline

10.41†	Distribution and Promotion Agreement dated December 21, 2009 by and between Prometheus Laboratories Inc. and Novartis Vaccines and Diagnostics, Inc.

10.42†**	Supply Agreement dated December 21, 2009 by and between Prometheus Laboratories Inc. and Novartis Vaccines and Diagnostics, Inc.

10.43#	Employment Transition Agreement, effective as of January 4, 2010, between Dr. Henry Pan and Prometheus Laboratories Inc.

10.44	First Amendment, dated January 25, 2010, to lease entered into between Prometheus Laboratories Inc. and The Irvine Company, dated June 22, 2005

10.45†	Research Collaboration and License Agreement, dated as of March 16, 2010, by and between Prometheus Laboratories Inc. and Bayer Schering Pharma AG

21.1**	Subsidiaries of the Registrant

23.1	Consent of independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

24.2**	Power of Attorney of Mark E. Spring

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#	Indicates management contract or compensatory plan.